As Filed with the Securities and Exchange Commission on September 6, 2013

Registration Nos.: 333-189114; 811-05817

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO.       (1)

POST-EFFECTIVE AMENDMENT NO.     ( )

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT

COMPANY ACT OF 1940

Amendment No.	(39)

(Check appropriate box or boxes)

VARIABLE ANNUITY-2 SERIES ACCOUNT

(Exact name of Registrant)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

(Name of Depositor)

8515 East Orchard Road

Greenwood Village, Colorado 80111

(Address of Depositor’s Principal Executive Offices) (Zip Code)

Depositor’s Telephone Number, including Area Code:

(800) 537-2033

Mitchell T.G. Graye

President and Chief Executive Officer

Great-West Life & Annuity Insurance Company

8515 East Orchard Road

Greenwood Village, Colorado 80111

(Name and Address of Agent for Service)

Copy to:

Ann B. Furman, Esq.

Jorden Burt LLP

1025 Thomas Jefferson Street, N.W., Suite 400 East

Washington, D.C. 20007-5208

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of securities being registered: Individual Flexible Premium Variable Annuity Contract.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

GREAT-WEST SMART TRACK® II VARIABLE ANNUITY

An individual flexible premium variable annuity

Issued by

Great-West Life & Annuity Insurance Company

This Prospectus describes the Great-West Smart Track® II variable annuity (the “Contract”) — an individual flexible premium variable annuity contract that allows you to accumulate assets on a tax-deferred basis for retirement or other long-term purposes. Great-West Life & Annuity Insurance Company (“we,” “us,” or “Great-West”) issues the Contract to eligible persons in all jurisdictions except New York.

When you contribute money to the Great-West Smart Track® II variable annuity, you decide how to allocate your money among the various investment options available through Variable Annuity-2 Series Account (the “Series Account”). The Series Account consists of two segments: the Investment Segment (relating to the base Contract) and the Income Segment (relating to an optional Guaranteed Lifetime Withdrawal Benefit Rider). We hold the assets for each investment option in a corresponding Sub-Account of the Series Account. Each Sub-Account, in turn, invests in a Portfolio under the Investment Segment or a Covered Fund under the Income Segment.

Investment Segment Portfolios:

Alger Small Cap Growth Portfolio – Class I-2

American Century Investments VP Inflation Protection Fund – Class II

American Century Investments VP Mid Cap Value Fund – Class II

Columbia Variable Portfolio Small Cap Value Fund – Class 2

Delaware VIP Emerging Markets Series – Service Class

Delaware VIP REIT Series – Service Class

Delaware VIP Small Cap Value Series – Service Class

Dreyfus Investment Portfolios Technology Growth Portfolio – Service Shares

Dreyfus Variable Investment Fund Appreciation Portfolio – Service Shares

Dreyfus Variable Investment Fund International Value Portfolio – Service Shares

DWS Capital Growth VIP – Class B

DWS Global Small Cap Growth VIP – Class B

DWS Small Mid Cap Value VIP – Class B

DWS Large Cap Value VIP – Class B

Great-West Ariel Mid Cap Value Fund – Initial Class

Great-West Bond Index Fund – Initial Class

Great-West Federated Bond Fund – Initial Class

Great-West International Index Fund – Initial Class

Great-West Loomis Sayles Bond Fund – Initial Class

Great-West Loomis Sayles Small Cap Value Fund – Initial Class

Great-West MFS International Growth Fund – Initial Class

Great-West MFS International Value Fund – Initial Class

Great-West Money Market Fund

Great-West Putnam Equity Income Fund – Initial Class

Great-West Putnam High Yield Bond Fund – Initial Class

Great-West Real Estate Index Fund – Initial Class

The date of this Prospectus is [                            ], 2013.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Great-West S&P 500® Index Fund – Initial Class

Great-West S&P Mid Cap 400® Index Fund – Initial Class

Great-West S&P Small Cap 600® Index Fund – Initial Class

Great-West Short Duration Bond Fund – Initial Class

Great-West Stock Index Fund – Initial Class

Great-West Templeton Global Bond Fund – Initial Class

Great-West T. Rowe Price Mid Cap Growth Fund – Initial Class

Great-West U.S. Government Mortgage Securities Fund – Initial Class

Great-West Aggressive Profile I Fund – Initial Class

Great-West Moderately Aggressive Profile I Fund – Initial Class

Great-West Moderate Profile I Fund – Initial Class

Great-West Moderately Conservative Profile I Fund – Initial Class

Great-West Conservative Profile I Fund – Initial Class

Great-West Lifetime 2015 Fund II – Class T

Great-West Lifetime 2025 Fund II – Class T

Great-West Lifetime 2035 Fund II – Class T

Great-West Lifetime 2045 Fund II – Class T

Great-West Lifetime 2055 Fund II – Class T

Invesco V.I. Growth and Income Fund – Series II

Invesco V.I. Core Equity Fund – Series II

Invesco V.I. Global Real Estate Fund – Series II

Invesco V.I. International Growth Fund – Series II

Invesco V.I. Small Cap Equity Fund – Series II

Janus Aspen Series Balanced Portfolio – Service Shares

Janus Aspen Series Flexible Bond Portfolio – Service Shares

Janus Aspen Series Overseas Portfolio – Service Shares

Janus Aspen Perkins Mid Cap Value Portfolio – Service Shares

Lazard Retirement US Small-Mid Cap Equity Portfolio – Service Shares

Neuberger Berman AMT Socially Responsive Portfolio – S Class

PIMCO VIT CommodityRealReturn® Strategy Portfolio – Advisor Class

PIMCO VIT Low Duration Portfolio – Advisor Class

PIMCO VIT Real Return Portfolio – Advisor Class

PIMCO VIT Total Return Portfolio – Advisor Class

Putnam VT American Government Income Fund – Class IB

Putnam VT Capital Opportunities Fund – Class IB

Putnam VT International Growth Fund – Class IB

Putnam VT Voyager Fund – Class IB

T. Rowe Price Health Sciences Portfolio – Class II

The Universal Institutional Funds, Inc. Mid Cap Growth Portfolio – Class II

Van Eck VIP Global Hard Assets Fund – Class S

This Prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No dealer, salesperson or other person is authorized to give any information or make any representations in connection with the Contracts other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied on.

This Contract is not available in all states.

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Income Segment Covered Fund(s) (for Contracts with the Guaranteed Lifetime Withdrawal Benefit Rider):

Great-West SecureFoundation® Balanced Fund – Class L

This Prospectus provides important information about the Series Account and investment options that you should know before purchasing the Great-West Smart Track® II variable annuity, including a description of the material rights and obligations under the Contract. Your Contract, riders and any amendments and endorsements are the formal contractual agreement between you and us. It is important that you read the Contract, riders, amendments and endorsements, which reflect the agreement between you and Great-West. Please read this Prospectus carefully and keep it on file for future reference. You can find more detailed information pertaining to the Series Account in the Statement of Additional Information (“SAI”) dated [                    ], 2013 (as may be amended from time to time), which has been filed with the Securities and Exchange Commission (the “SEC”). The SAI is incorporated by reference into this Prospectus as a matter of law, which means it is legally a part of this Prospectus. You can find the SAI’s table of contents on the last page of this Prospectus. You may obtain a copy of the SAI without charge by contacting the Retirement Resource Operations Center at the address or phone number listed below. You can also obtain it by visiting the SEC’s website at http://www.sec.gov. This website also contains material incorporated by reference and other information about the Series Account that has been filed electronically with the SEC.

The Contract is not a deposit or obligation of, or insured, guaranteed or endorsed by, any bank, the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. The Contract involves certain investment risks, including possible loss of principal.

For account information, please contact:

Retirement Resource Operations Center

P.O. Box 173920

Denver, CO 80217-3920

1-877-723-8723

This Prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No dealer, salesperson or other person is authorized to give any information or make any representations in connection with the Contract other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied on.

This Contract is not available in all states.

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Definitions

1035 Exchange – A tax-free exchange of certain types of insurance contracts, as allowed by a provision of the Code.

10-Year Treasury Yield (10YR) – The U.S. Treasury 10-Year Yield as of the end of the last Business Day of the previous week as reported by the United States Department of Treasury.

Accumulation Period – The time period between the Effective Date and the earlier of the Payout Election Date or the Annuity Commencement Date. During this period, you are contributing to the annuity.

Accumulation Unit – An accounting measure used to determine the Annuity Account Value before the date annuity payouts commence.

Alternate Payee – Any Spouse or former Spouse of an Owner who has the right pursuant to a Decree to receive all or a portion of the benefit payable under the Contract with respect to such Owner.

Annuitant – The person named in the application upon whose life the payout of an annuity is based and who will receive annuity payouts. The Annuitant will be the Owner unless otherwise indicated in the application. If you name a Contingent Annuitant, the Annuitant will be considered the “Primary Annuitant.”

Annuity Account – An account we establish in your name that reflects all account activity under your Contract in both the Investment Segment and the Income Segment.

Great-West Smart Track® II Variable Annuity Structure

Your Total Annuity Account can be made up of both the Investment Segment and the Income Segment

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Annuity Account Value – The sum of the value of each Sub-Account you have selected in both the Investment Segment and Income Segment. The Annuity Account Value is credited with a return based upon the investment experience of the Sub-Account(s) selected by you and will increase and decrease accordingly.

Annuity Commencement Date – The date annuity payouts begin, which is either the Payout Election Date or the Annuitant’s 91st birthday if no Payout Election Date has been established. You may change the Annuity Commencement Date if annuity payouts have not already begun. Upon death of the Owner, the Beneficiary may change the Annuity Commencement Date only if the Beneficiary is the Owner’s surviving Spouse and elects to continue the Contract. The Annuity Commencement Date must occur prior to the Annuitant’s 91st birthday.

Annuity Payout Period – The period beginning on the Annuity Commencement Date and continuing until all annuity payouts have been made under the Contract. During this period, the Annuitant receives payouts from the annuity.

Annuity Unit – An accounting measure we use to determine the amount of any variable annuity payout after the first annuity payout is made.

Automatic Bank Draft Plan – A feature that allows you to make automatic periodic Contributions. Contributions will be withdrawn from an account you specify and automatically credited to your Annuity Account.

Beneficiary – The person(s) designated by the Owner to receive any Death Benefit under the terms of the Contract. If the surviving Spouse of an Owner is the surviving Joint Owner, the surviving Spouse will be deemed to be the Beneficiary upon such Owner’s death and may take the death benefit or elect to continue this Contract in force.

Benefit Base – For purposes of the GLWB Rider, the amount that is multiplied by the Guaranteed Annual Withdrawal Percentage to calculate the Guaranteed Annual Withdrawal. The Benefit Base increases dollar-for-dollar upon any GLWB Rider Contribution and is reduced proportionately for any Excess Withdrawal. The Benefit Base can also increase with positive Covered Fund performance on the Ratchet Date and may also be adjusted on the Ratchet Date. Each Covered Fund will have its own Benefit Base.

Business Day – Any day, and during the hours, on which the New York Stock Exchange is open for trading. If a date falls on a non-Business Day, the following Business Day will be used unless otherwise stated in the Prospectus.

Code – The Internal Revenue Code of 1986, as amended, and all related laws and regulations which are currently in effect.

Contingent Annuitant – The person you may name in the application who becomes the Annuitant when the Primary Annuitant dies. The Contingent Annuitant must be designated before the death of the Primary Annuitant and before annuity payouts have begun.

Contingent Beneficiary – The person you may designate to become the Beneficiary when the primary Beneficiary dies.

Contributions – Amounts of money you invest or deposit into your Annuity Account.

Covered Fund – Interests in Sub-Account(s) designated for the Income Segment.

•	Great-West SecureFoundation® Balanced Fund – Class L

•	Any other Portfolio we approve for the GLWB

Covered Fund Value – The aggregate value of each Covered Fund.

Covered Person(s) – For purposes of the GLWB Rider, the natural person(s) whose age determines the Guaranteed Annual Withdrawal Percentage and on whose life the Guaranteed Annual Withdrawal Amount will be based. If there are two Covered Persons, the Guaranteed Annual Withdrawal Percentage will be based on the age of the younger life and the Installments can continue until the death of the second life. If a natural person owns the Contract, the Owner of the Contract must be a Covered Person. If a Grantor Trust owns the Contract, the Grantor must be the sole Covered Person. A Joint Covered Person must be the Owner’s Spouse and (i) a Joint Owner; or (ii) the 100% primary Beneficiary under the Contract.

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Death Benefit – The amount payable to the Beneficiary when the Owner or the Annuitant dies.

Decree – A divorce or separation instrument, as defined in Section 71(b)(2) of the Code, that creates or recognizes the existence of an Alternate Payee’s right to, or assigns to an Alternate Payee the right to receive all or a portion of the benefits payable with respect to an Owner that Great-West accepts and approves, except as otherwise agreed.

Distributions – Amounts paid from a Covered Fund, including but not limited to partial and systematic withdrawals.

Effective Date – The date on which the first Contribution is credited to your Annuity Account.

Excess Withdrawal – An amount either distributed or transferred from the Covered Fund(s) during the GLWB Accumulation Phase or any amount combined with all other amounts that exceed the annual GAW during the GAW Phase. Excess Withdrawals reduce your Benefit Base and may be subject to the Withdrawal Charge.

Guarantee Benefit Fee – The fee associated with the Income Segment and GLWB Rider.

Guaranteed Annual Withdrawal (GAW) – For purposes of the GLWB Rider, the annualized withdrawal amount that we guarantee for the lifetime of the Covered Person(s). Guaranteed Annual Withdrawals are not subject to the Withdrawal Charge.

Guaranteed Annual Withdrawal Percentage (GAW%) – The percentage of the Benefit Base that determines the amount of the GAW.

Guaranteed Annual Withdrawal (GAW) Phase – The period of time between the Initial Installment Date and the first day of the GLWB Settlement Phase. The GAW Phase begins when you elect to begin taking GAW payments.

Guaranteed Lifetime Withdrawal Benefit (GLWB) – A payment option offered by the GLWB Rider that pays Installments during the life of the Covered Person(s). The Covered Person(s) will receive periodic payments in either monthly, quarterly, semiannual, or annual Installments that in total over a 12-month period equal the GAW.

GLWB Accumulation Phase – The period of time between the GLWB Rider Election Date and the Initial Installment Date.

GLWB Rider – The Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider issued to the Owner which specifies the benefits, rights, privileges, and obligations of the Owner and Great-West in the Income Segment.

GLWB Rider Contributions – Owner-directed amounts received and allocated to the Owner’s Covered Fund(s) in the Income Segment, including but not limited to Transfers from other assets in the Contract. If this Contract is a Qualified Annuity Contract, GLWB Rider Contributions may also include rollovers as defined under Section 402(c), 403(b)(8), 408(d)(3) and 457(e)(16) of the Code. Reinvested dividends, capital gains, and settlements arising from the Covered Fund(s) will not be considered GLWB Rider Contributions for the purpose of calculating the Benefit Base but will affect the Covered Fund Value.

GLWB Rider Election Date – The Business Day on which the Owner or Beneficiary elects the GLWB option in the GLWB Rider by allocating Contributions to the Covered Fund(s).

GLWB Settlement Phase – The period when the Covered Fund Value has reduced to zero, but the Benefit Base is still positive and during which Installments will continue to be paid.

Grantor – The natural person who is treated under Sections 671 through 679 of the Code as owning the assets of a Grantor Trust.

Grantor Trust – A trust, the assets of which are treated under Sections 671 through 679 of the Code as being owned by the grantor. We allow a Grantor Trust to be an Owner only if it has a single Grantor who is a natural person. We do not permit a Grantor Trust with multiple Grantors to own the Contract.

Income Segment – Assets allocated to the Sub-Account associated with the optional GLWB Rider attached to the Contract.

Income Segment Account Value – The sum of the values of the Sub-Accounts in the Income Segment credited to the Owner under the Annuity Account.

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Investment Segment – Assets allocated to the Sub-Accounts not associated with the optional GLWB Rider attached to the Contract.

Investment Segment Account Value – The sum of the values of the Sub-Accounts in the Investment Segment credited to the Owner under the Annuity Account. The Investment Segment Account Value is credited with a return based upon the investment experience of the investment option(s) selected by the Owner and will increase or decrease accordingly.

Initial Installment Date – The date of the first Installment under the GLWB, which must be a Business Day.

Installments – Periodic payments of the GAW.

Interest Rate Reset – During the GAW Phase, an increase in the current GAW if the calculation results in a greater GAW than the current GAW on the Ratchet Date.

Joint Withdrawal Adjustment – The GAW% multiplied by 0.90, if there are two Covered Persons.

Non-Qualified Annuity Contract – An annuity Contract which is not intended to satisfy the requirements of Section 408(b) of the Code. We may issue this Contract as a Non-Qualified Annuity Contract.

Owner (Joint Owner) or You – The person(s) named in the Contract who is entitled to exercise all rights and privileges under the Contract, while the Annuitant is living. Joint Owners must be one another’s Spouse as of the Effective Date and must both be natural persons. The Annuitant will be the Owner unless otherwise indicated in the application. If the Owner intends to hold the Contract as a Qualified Annuity Contract, the Owner must be the Annuitant and a Joint Owner is not permitted. The Owner must be either a natural person or a Grantor Trust. If the Owner is a Grantor Trust, all references to the life, age or death of the Owner pertain to the life, age or death of the Grantor.

Payout Election Date – The date chosen for annuity payouts or periodic withdrawals to begin from the Investment Segment. The Payout Election Date must occur before the Annuitant’s 91st birthday.

Portfolio – A registered management investment company, or portfolio or series thereof, in which the assets of the Series Account may be invested.

Premium Tax – A tax that a state or other governmental authority charges. Varying by state, the current range of Premium Taxes is 0% to 3.5% and may be deducted with respect to your Contributions, from amounts withdrawn, or from amounts applied on the Payout Election Date, or the Annuity Account Value when incurred by Great-West or at another time of Great-West’s choosing.

Qualified Annuity Contract – An annuity contract that is intended to qualify under Section 408(b) of the Code. We may issue this Contract as a Qualified Annuity Contract.

Ratchet – For purposes of the GLWB Rider, an increase in the Benefit Base if the Covered Fund Value exceeds the current Benefit Base on the Ratchet Date.

Ratchet Date – During the GLWB Accumulation Phase, the Ratchet Date is the anniversary of the Owner’s GLWB Rider Election Date and each anniversary thereafter. During the GAW Phase, the Ratchet Date is the Initial Installment Date and each anniversary thereafter. An Interest Rate Reset may also occur on the Ratchet Date during the GAW Phase. If any anniversary is a non-Business Day, the Ratchet Date shall be the preceding Business Day for that year.

Request – Any written, telephoned, electronic or computerized instruction in a form satisfactory to Great-West that the Retirement Resource Operations Center receives from you, your designee (as specified in a form acceptable to Great-West) or the Beneficiary (as applicable) as required by any provision of the Contract. The Request is subject to any action taken or payment made by Great-West before it is processed.

Series Account – Variable Annuity-2 Series Account, the segregated asset account established by Great-West under Colorado law and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). The Series Account is also referred to as the separate account.

Spouse – A person legally married to another person under the law of the state where the Contract is issued.

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Sub-Account – A division of the Series Account containing the shares of a Portfolio in the Investment Segment, the Income Segment, or both. There is a Sub-Account for each Portfolio. We may also refer to a Sub-Account as an “investment option” in the Prospectus, SAI, or Series Account financial statements.

Surrender Value – Your Annuity Account Value on the Transaction Date of the surrender, less any Withdrawal Charge and Premium Tax.

Transaction Date – The date on which any Contribution or Request from you will be processed. Contributions and Requests received after the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. ET) will be deemed to have been received on the next Business Day. Requests will be processed and the Annuity Account Value will be determined on each day that the New York Stock Exchange is open for trading.

Transfer – Moving amounts from and among the Sub-Account(s).

Withdrawal Charge – The amount we deduct from premature surrenders or partial withdrawals. The charge applies to amounts withdrawn and varies depending upon the age of the Contribution withdrawn. The Withdrawal Charge is also known as a deferred sales load or contingent deferred sales charge.

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options. State Premium Taxes may also be deducted.

Owner Transaction Expenses

Sales Load Imposed on Purchases	None

Withdrawal Charge
Age of Contribution (being withdrawn)	Withdrawal Charge (as a percentage of the Contribution being withdrawn)
Less than one year old	7%
1 year old or older, but not yet 2 years old	7%
2 years old or older, but not yet 3 years old	6%
3 years old or older, but not yet 4 years old	5%
4 years old or older, but not yet 5 years old	4%
5 years old or older, but not yet 6 years old	3%
6 years old or older, but not yet 7 years old	2%
7 years old or older	0%

Exchange Fee	None

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The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses.

Annual Contract Fee	None

  Series Account Annual Expenses (as a percentage of average account value)

Mortality and Expense Risk Charges (based on Death Benefit Option selected)
Option 1: Return of Annuity Account Value	1.00%
Option 2: Guaranteed Minimum Death Benefit	1.20%
Maximum Total Series Account Annual Expenses (with the most expensive Death Benefit Option and no optional GLWB Rider selected) as a percentage of average Annuity Account Value	1.20%
Optional GLWB Rider Fee Optional Guaranteed Lifetime Withdrawal Benefit Rider (with charges assessed quarterly, as a percentage of the current Covered Fund Value)
Guarantee Benefit Fee (maximum)	1.50%
Guarantee Benefit Fee (current)	1.00%
Maximum Total Series Account Annual Expenses (with the most expensive Death Benefit Option and optional GLWB Rider selected) as a percentage of average Account Value	2.70%
Current Total Series Account Annual Expenses (with the most expensive Death Benefit Option and optional GLWB Rider selected) as a percentage of average Account Value	2.20%

The next item shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

Total Annual Portfolio Operating Expenses	Minimum	Maximum
(Expenses that are deducted from Portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)[1]	0.46%	1.70%[2]

THE ABOVE EXPENSES FOR THE PORTFOLIOS WERE PROVIDED BY THE PORTFOLIOS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Owner transaction expenses, contract fees, Series Account annual expenses, and Portfolio fees and expenses.

Investment Segment Example. The Example below assumes that you invest $10,000 in the Investment Segment of the Contract (and nothing in the Income Segment) for the time periods

1 Eleven of the Portfolios (the Great-West Profile Funds, the Great-West Lifetime Asset Allocation Funds and the Great-West SecureFoundation Balanced Fund) are “funds of funds” that invest substantially all of their assets in shares of other Great-West Funds, portfolios in the same group of investment companies as Great-West Funds, Inc. and portfolios of unaffiliated investment companies (the “Underlying Portfolios”). Because of this, the Great-West Profile Funds, Great-West Lifetime Asset Allocation Funds, and Great-West SecureFoundation Balanced Fund also bear their pro rata share of the operating expenses of the Underlying Portfolios. The above minimum and maximum expenses include fees and expenses incurred indirectly by the Great-West Profile Funds, the Great-West Lifetime Asset Allocation Funds, and Great-West SecureFoundation Balanced Fund as a result of their investment in shares of one or more Underlying Portfolios.

2 Total Annual Portfolio Operating Expenses shown are based, in part, on estimated amounts for the current fiscal year, and do not reflect any fee waiver or expense reimbursement. The advisers and/or other service providers of certain Portfolios have agreed to reduce their fees and/or reimburse the Portfolios’ expenses in order to keep the Portfolios’ expenses below specified limits. The expenses of certain Portfolios are reduced by contractual fee reduction and expense reimbursement arrangements. Other Portfolios have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time. Each fee reduction and/or expense reimbursement arrangement is not reflected above, but is described in the relevant Portfolio’s prospectus.

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indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum Mortality and Expense Risk Charge and the maximum fees and expenses of any of the Portfolios in the Investment Segment. In addition, this Example assumes no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Portfolios. If these arrangements were taken into consideration, the expenses shown would be lower.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract at the end of the applicable time period:1

1 year	3 years	5 years	10 years

$920.00	$1,472.93	$2,027.78	$3,978.96

(2) If you annuitize at the end of the applicable time period or do not surrender your Contract:

1 year	3 years	5 years	10 years

$290.00	$932.93	$1,667.78	$3,978.96

Income Segment – Maximum Guarantee Benefit Fee Example. The Example below assumes that you invest $10,000 in the Income Segment of the Contract (and nothing in the Investment Segment) for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum Mortality and Expense Risk Charge, maximum Guarantee Benefit Fee and the maximum fees and expenses of any of the Portfolios in the Income Segment. In addition, this Example assumes no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Portfolios. If these arrangements were taken into consideration, the expenses shown would be lower.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract at the end of the applicable time period:1

1 year	3 years	5 years	10 years

$991.00	$1,693.43	$2,408.22	$4,808.70

(2) If you annuitize at the end of the applicable time period or do not surrender your Contract:

1 year	3 years	5 years	10 years

$361.00	$1,153.43	$2,048.22	$4,808.70

Income Segment – Current Guarantee Benefit Fee Example. The Example below assumes that you invest $10,000 in the Income Segment of the Contract (and nothing in the Investment Segment) for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum Mortality and Expense Risk Charge, current Guarantee Benefit Fee and the maximum fees and expenses of any of the Portfolios in the Income Segment. In addition, this Example assumes no premium taxes were deducted. If these arrangements were

1 This example reflects deduction of the Withdrawal Charge calculated according to the schedule set forth in the “Owner Transaction Expenses” table above.

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considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Portfolios. If these arrangements were taken into consideration, the expenses shown would be lower.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract at the end of the applicable time period:1

1 year	3 years	5 years	10 years

$941.00	$1,538.47	$2,141.41	$4,229.83

(2) If you annuitize at the end of the applicable time period or do not surrender your Contract:

1 year	3 years	5 years	10 years

$311.00	$998.47	$1,781.41	$4,229.83

These Examples do not show the effect of premium taxes. Premium taxes (ranging from 0% to 3.5%) are deducted from Contract Value upon full surrender, death, or annuitization. These Examples also do not include any of the taxes or penalties you may be required to pay if you surrender your Contract.

The fee tables and example should not be considered a representation of past or future expenses and charges of the Sub-Accounts. Your actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the example is not an estimate or a guarantee of future investment performance. See Charges and Deductions in this Prospectus.

Condensed Financial Information

Because the Contracts are new, we have no condensed Sub-Account financial information to report. In the future we will provide a table that shows selected information concerning accumulation units for each Sub-Account. An accumulation unit is the unit that we use to calculate the value of your interest in a Sub-Account.

Summary

The Great-West Smart Track®II variable annuity allows you to accumulate assets on a tax-deferred basis by investing in a variety of variable investment options (the Sub-Accounts). The performance of your Annuity Account Value will vary with the investment performance of the Portfolios corresponding to the Sub-Accounts you select. You bear the entire investment risk for all amounts invested in them. Depending on the performance of the Sub-Accounts you select, your Annuity Account Value could be less than the total amount of your Contributions.

How to contact the Retirement Resource Operations Center

Retirement Resource Operations Center

P.O. Box 173920

Denver, CO 80217-3920

1-877-723-8723

How to Invest

We refer to amounts you invest in the Contract as “Contributions.” The minimum initial Contribution is $10,000. Additional Contributions can be made at any time before you begin receiving annuity payments or taking periodic withdrawals.

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The minimum subsequent Contribution is $500 (or $100 if investing via an Automatic Bank Draft Plan). However, total Contributions may not exceed $1,000,000 without prior approval from Great-West. We reserve the right to accept lower minimum initial or subsequent Contributions or accept larger maximum total Contributions. The Contract is a long-term investment and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Code or may expose you to a Withdrawal Charge or tax penalties.

You may purchase the Great-West Smart Track®II variable annuity through a 1035 Exchange of another insurance contract.

Withdrawal Charge. Full surrenders or partial withdrawals of your Annuity Account Value may be subject to the Withdrawal Charge. For purposes of calculating the Withdrawal Charge, we deem the oldest Contributions to be withdrawn first and Contributions to be withdrawn before earnings. For more information, please see Charges and Deductions beginning on page 30 of this Prospectus.

Right to Cancel Period

After you receive your Contract, you may examine it for at least 10 days or longer if required by your state law (in some states, up to 30 days for replacement annuity contracts), during which time you may cancel your Contract as described in more detail in this Prospectus. The money you contribute to the Contract will be invested at your direction, except that in some states during your right to cancel period your payment will be allocated to the Great-West Money Market Sub-Account. We will not deduct a Withdrawal Charge from the amount returned during the right to cancel period.

State Variations

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this Prospectus because of state law variations. These differences include, among other things, free look rights, issue age limitations, and the general availability of riders. This Prospectus describes the material rights and obligations of an Owner, and the maximum fees and charges for all contract features and benefits are set forth in the fee table of this Prospectus. See your Contract for specific variations because any such state variations will be included in your Contract or in riders, amendments or endorsements attached to your Contract.

Payout Options

The Great-West Smart Track® II variable annuity offers three payout options - (1) periodic withdrawals, (2) variable annuity payouts; or (3) a single, lump-sum payment.

Prior to the Annuity Commencement Date, you can withdraw all or a part of your Annuity Account Value. Full or partial withdrawals may be subject to the Withdrawal Charge. Certain withdrawals will normally be subject to federal income tax and may also be subject to a federal penalty tax. You may also pay a Premium Tax upon a withdrawal.

If the Owner dies before the Annuity Commencement Date, we will pay the Death Benefit to your Beneficiary. If the Owner dies before the entire value of the Contract is distributed, we will distribute the remaining value according to the rules outlined in the “Death Benefit” section on page 27.

The amount distributed to your Beneficiary will depend on the Death Benefit option you select. We offer two Death Benefit options. For both options, the Owner, Annuitant, and Contingent Annuitant each must be age 80 or younger at the time the Contract is issued. Option 1 provides for the payment of your Annuity Account Value minus any Premium Tax. Option 2 provides for the payment of the greater of (1) your Annuity Account Value, minus any Premium Tax or (2) the sum of all Contributions, minus the impact of partial withdrawals, distributions and Premium Tax, if any. If you select Death Benefit Option 1, your Mortality and Expense Risk Charge will be 1.00%. If you choose Death Benefit option 2, this charge will be 1.20%.

This summary highlights some of the more significant aspects of the Great-West Smart Track® II variable annuity. You’ll find more detailed information about these topics throughout the Prospectus and in your Contract. Please keep them both for future reference.

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Great-West Life & Annuity Insurance Company

Great-West is a stock life insurance company that was originally organized under the laws of the State of Kansas as the National Interment Association. Our name was changed to Ranger National Life Insurance Company in 1963 and to Insuramerica Corporation in 1980 prior to changing to our current name in 1982. In September of 1990, we re-domesticated under the laws of the State of Colorado. Our executive office is located at 8515 East Orchard Road, Greenwood Village, Colorado 80111.

Great-West is a wholly owned subsidiary of GWL&A Financial, Inc., a Delaware holding company. GWL&A Financial, Inc. is an indirect wholly-owned subsidiary of Great-West Lifeco Inc., a Canadian holding company. Great-West Lifeco Inc. is a subsidiary of Power Financial Corporation, a Canadian holding company with substantial interests in the financial services industry. Power Financial Corporation is a subsidiary of Power Corporation of Canada, a Canadian holding and management company. Mr. Paul Desmarais, through a group of private holding companies that he controls, has voting control of Power Corporation of Canada.

We are authorized to do business in 49 states, the District of Columbia, Puerto Rico, U.S. Virgin Islands, and Guam.

The Series Account

We established the Series Account in accordance with Colorado law on June 25, 2009. Prior to September 19, 2011, the Series Account was known as Varifund Variable Annuity Account.

The Series Account is registered with the SEC under the 1940 Act as a unit investment trust. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment practices or policies of the Series Account.

We own the assets of the Series Account. The income, gains or losses, realized or unrealized, from assets allocated to the Series Account are credited to or charged against the Series Account without regard to our other income, gains or losses.

We will at all times maintain assets in the Series Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts and other of our variable insurance products participating in the Series Account. Those assets may not be charged with our liabilities from our other businesses. Our obligations under the Contracts and other products are, however, our general corporate obligations.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including Series Account assets that are treated as company assets under applicable income tax law. These benefits, which reduce our overall corporate income tax liability, may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the Series Account or our other separate accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the Series Account receives; and (ii) under applicable income tax law, Owners are not the owners of the assets generating the benefits.

The Series Account is divided into several Sub-Accounts. Each Sub-Account invests exclusively in shares of a corresponding investment portfolio of a registered investment company (commonly known as a mutual fund). We may in the future add new or delete existing Sub-Accounts. The income, gains or losses, realized or unrealized, from assets allocated to each Sub-Account are credited to or charged against that Sub-Account without regard to the other income, gains or losses of the other Sub-Accounts. All amounts allocated to a Sub-Account will be fully invested in Portfolio shares.

We hold the assets of the Series Account. We keep those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

The Portfolios

The Contract offers a number of investment options, corresponding to the Sub-Accounts. Each Sub-Account invests in a single Portfolio. Each Portfolio is a separate mutual fund registered under the 1940 Act. More comprehensive information, including a discussion of potential risks, is found in the current

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prospectuses for the Portfolios. You should read the Portfolios’ prospectuses in connection with this Prospectus. You may obtain a copy of the Portfolios’ prospectuses without charge by Request. If you received a summary prospectus for a Portfolio, please follow the directions on the first page of the summary prospectus to obtain a copy of that Portfolio’s prospectus.

Each Portfolio:

•	holds its assets separately from the assets of the other Portfolios,
•	has its own distinct investment objectives and policies, and
•	operates as a separate investment fund.

The income, gains and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

The Portfolios are not available to the general public directly. The Portfolios are only available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

Some of the Portfolios have been established by investment advisers that manage publicly available mutual funds having similar names and investment objectives. While some of the Portfolios may be similar to, and may in fact be modeled after publicly available mutual funds, you should understand that the Portfolios are not otherwise directly related to any publicly available mutual fund. Consequently, the investment performance of publicly available mutual funds and any corresponding Portfolios may differ.

The investment objectives of the Portfolios available under the Investment Segment are briefly described below followed by the investment objective of the Covered Fund available under the Income Segment:

The Alger Portfolios, Inc. – advised by Fred Alger Management, Inc. of New York City, New York.

Alger Small Cap Growth Portfolio (Class I-2) seeks long term capital appreciation.

American Century Variable Portfolios, Inc. – advised by American Century® Investment Management, Inc. of Kansas City, Missouri, advisers to the American Century family of mutual funds.

American Century Investments VP Inflation Protection Fund (Class II) pursues long-term total return using a strategy that seeks to protect against U.S. inflation.

American Century Investments VP Mid Cap Value Fund (Class II) seeks long-term capital growth. Income is a secondary objective.

Columbia Funds Variable Insurance Trust – advised by Columbia Management Investment Advisors, LLC of Boston, Massachusetts.

Columbia Variable Portfolio Small Cap Value Fund (Class 2) seeks long-term capital appreciation.

Delaware VIP Trust – managed by Delaware Management Company of Philadelphia, Pennsylvania.

Delaware VIP Emerging Markets Series (Service Class) seeks long term capital appreciation.

Delaware VIP REIT Series (Service Class) seeks maximum long-term total return, with capital appreciation as a secondary objective.

Delaware VIP Small Cap Value Series (Service Class) seeks capital appreciation.

Dreyfus Investment Portfolios – advised by The Dreyfus Corporation of New York, New York.

Dreyfus Investment Portfolios Technology Growth Portfolio (Service Shares) seeks capital appreciation.

Dreyfus Variable Investment Fund – advised by The Dreyfus Corporation of New York, New York.

Dreyfus Variable Investment Fund Appreciation Portfolio (Service Shares) seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income.

Dreyfus Variable Investment Fund International Value Portfolio (Service Shares) seeks long term capital growth.

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DWS Variable Series I – advised by Deutsche Investment Management Americas, Inc. of New York, New York.

DWS Capital Growth VIP (Class B) seeks to provide long-term growth of capital.

DWS Global Small Cap Growth VIP (Class B) seeks above-average capital appreciation over the long term.

DWS Variable Series II – advised by Deutsche Investment Management Americas, Inc. of New York, New York.

DWS Small Mid Cap Value VIP (Class B) seeks long-term capital appreciation.

DWS Large Cap Value VIP (Class B) seeks to achieve a high rate of total return.

Great-West Funds, Inc. – advised by Great-West Capital Management, LLC of Greenwood Village, Colorado.

Great-West Ariel Mid Cap Value Fund (Initial Class) seeks long-term capital appreciation.

Great-West Bond Index Fund (Initial Class) seeks investment results that track the total return of the debt securities that comprise the Barclays U.S. Aggregate Bond Index.

Great-West Federated Bond Fund (Initial Class) seeks to provide total return, consisting of two components: (1) changes in the market value of its portfolio holdings (both realized and unrealized appreciation); and (2) income received from its portfolio holdings.

Great-West International Index Fund (Initial Class) seeks investment results, before fees and expenses, that track the total return of the common stocks that comprise the MSCI EAFE (Europe, Australasia, Far East) Index.

Great-West Loomis Sayles Bond Fund (Initial Class) seeks high total investment return through a combination of current income and capital appreciation.

Great-West Loomis Sayles Small Cap Value Fund (Initial Class) seeks long-term capital growth.

Great-West MFS International Growth Fund (Initial Class) seeks long-term growth of capital.

Great-West MFS International Value Fund (Initial Class) seeks long-term capital growth.

Great-West Money Market Fund seeks as high a level of current income as is consistent with the preservation of capital and liquidity. Investment in the Great-West Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in this Fund.

Great-West Putnam Equity Income Fund (Initial Class) seeks capital growth and current income.

Great-West Putnam High Yield Bond Fund (Initial Class) seeks to obtain high current income with capital appreciation as a secondary objective when consistent with the primary objective.

Great-West Real Estate Index Fund (Initial Class) seeks investment results, before fees and expenses, that track the total return of a benchmark index that measures the performance of publicly traded equity real estate investment trusts.

Great-West S&P 500® Index Fund (Initial Class) seeks investment results that track the total return of the common stocks that comprise the Standard & Poor’s 500® Index.

Great-West S&P Mid Cap 400® Index Fund (Initial Class) seeks investment results, before fees and expenses, that track the total return of the common stocks that comprise the Standard & Poor’s MidCap 400® Index.

Great-West S&P Small Cap 600® Index Fund (Initial Class) seeks investment results that track the total return of the common stocks that comprise the Standard’s & Poor’s SmallCap 600® Index.

Great-West Short Duration Bond Fund (Initial Class) seeks maximum total return that is consistent with preservation of capital and liquidity.

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Great-West Stock Index Fund (Initial Class) seeks investment results that track the total return of the common stocks that comprise the Standard & Poor’s 500® Index and the Standard & Poor’s MidCap 400® Index, weighted according to their pro-rata share of the market.1

Great-West Templeton Global Bond Fund (Initial Class) seeks current income with capital appreciation and growth of income.

Great-West T. Rowe Price Mid Cap Growth Fund (Initial Class) seeks long-term capital appreciation.

Great-West U.S. Government Mortgage Securities Fund (Initial Class) seeks the highest level of return consistent with preservation of capital and substantial credit protection.

Great-West Profile Funds

Each of the following five Profile Funds seeks to provide an asset allocation program designed to meet certain investment goals based on an investor’s risk tolerance, investment horizon and personal objectives.

Great-West Aggressive Profile I Fund (Initial Class) seeks long-term capital appreciation primarily through investments in underlying funds that emphasize equity investments.

Great-West Moderately Aggressive Profile I Fund (Initial Class) seeks long-term capital appreciation primarily through investments in underlying funds that emphasize equity investments and, to a lesser degree, in underlying funds that emphasize fixed income investments.

Great-West Moderate Profile I Fund (Initial Class) seeks long-term capital appreciation primarily through investments in underlying funds with a relatively equal emphasis on equity and fixed income investments.

Great-West Moderately Conservative Profile I Fund (Initial Class) seeks income and capital appreciation primarily through investments in underlying funds that emphasize fixed income investments and, to a lesser degree, in underlying funds that emphasize equity investments.

Great-West Conservative Profile I Fund (Initial Class) seeks capital preservation primarily through investments in underlying funds that emphasize fixed income investments.

Great-West Lifetime Asset Allocation Funds

Great-West Lifetime 2015 Fund II (Class T) seeks capital appreciation and income consistent with its current asset allocation. After 2015, the Fund seeks income and, secondarily, capital growth.

Great-West Lifetime 2025 Fund II (Class T) seeks capital appreciation and income consistent with its current asset allocation. After 2025, the Fund seeks income and, secondarily, capital growth.

Great-West Lifetime 2035 Fund II (Class T) seeks capital appreciation and income consistent with its current asset allocation. After 2035, the Fund seeks income and, secondarily, capital growth.

Great-West Lifetime 2045 Fund II (Class T) seeks capital appreciation and income consistent with its current asset allocation. After 2045, the Fund seeks income and, secondarily, capital growth.

Great-West Lifetime 2055 Fund II (Class T) seeks capital appreciation and income consistent with its current asset allocation. After 2055, the Fund seeks income and, secondarily, capital growth.

Invesco Variable Insurance Funds – advised by Invesco Advisers, Inc., Houston, Texas, and sub-advised by advisory entities affiliated with Invesco Advisors, Inc.

Invesco V.I. Growth and Income Fund (Series II) seeks long-term growth of capital and income.

Invesco V.I. Core Equity Fund (Series II) seeks long-term growth of capital.

Invesco V.I. Global Real Estate Fund (Series II) seeks total return through growth of capital and current income.

Invesco V.I. International Growth Fund (Series II) seeks long-term growth of capital.

Invesco V.I. Small Cap Equity Fund (Series II) seeks long-term growth of capital.

1 Standard & Poor’s, S&P 500 Composite Index, S&P MidCap 400, and S&P SmallCap 600 are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Great-West Funds, Inc. and Great-West Life & Annuity Insurance Company. The Funds that track those indices are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of using any index.

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Janus Aspen Series – advised by Janus Capital Management LLC of Denver, Colorado.

Janus Aspen Series Balanced Portfolio (Service Shares) seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

Janus Aspen Series Flexible Bond Portfolio (Service Shares) seeks to obtain maximum total return, consistent with preservation of capital.

Janus Aspen Series Overseas Portfolio (Service Shares) seeks long-term growth of capital.

Janus Aspen Perkins Mid Cap Value Portfolio (Service Shares) seeks capital appreciation.

Lazard Retirement Series – advised by Lazard Asset Management, LLC of New York, New York.

Lazard Retirement US Small-Mid Cap Equity Portfolio (Service Shares) seeks long-term capital appreciation.

Neuberger Berman Advisers Management Trust – advised by Neuberger Berman Management LLC of New York, New York.

Neuberger Berman AMT Socially Responsive Portfolio (S Class) seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund’s financial criteria and social policy.

PIMCO Variable Insurance Trust – advised by Pacific Investment Management Company, LLC of Newport Beach, California.

PIMCO VIT CommodityRealReturn® Strategy Portfolio (Advisor Class) seeks maximum real return, consistent with prudent investment management.

PIMCO VIT Low Duration Portfolio (Advisor Class) seeks maximum total return, consistent with preservation of capital and prudent investment management.

PIMCO VIT Real Return Portfolio (Advisor Class) seeks maximum real return consistent with preservation of real capital and prudent investment management.

PIMCO VIT Total Return Portfolio (Advisor Class) seeks maximum total return, consistent with preservation of capital and prudent investment management.

Putnam Variable Trust – advised by Putnam Investment Management, LLC of Boston, Massachusetts.

Putnam VT American Government Income Fund (Class IB) seeks high current income with preservation of capital as its secondary objective.

Putnam VT Capital Opportunities Fund (Class IB) seeks long-term growth of capital.

Putnam VT International Growth Fund (Class IB) seeks long-term capital appreciation.

Putnam VT Voyager Fund (Class IB) seeks capital appreciation.

T. Rowe Price Equity Series, Inc. – advised by T. Rowe Price Associates, Inc. of Baltimore, Maryland.

T. Rowe Price Health Sciences Portfolio (Class II) seeks long-term capital appreciation.

The Universal Institutional Funds, Inc. – advised by Morgan Stanley Investment Management Inc. of New York, New York.

The Universal Institutional Funds, Inc. Mid Cap Growth Portfolio (Class II) seeks long-term capital growth by investing primarily in common stocks and other equity securities.

Van Eck VIP Trust – advised by Van Eck Associates Corporation of New York, New York.

Van Eck VIP Global Hard Assets Fund (Class S) seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

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The investment objectives of the Covered Fund available under the Income Segment are briefly described below and discussed in more detail below under “Guaranteed Lifetime Withdrawal Benefit.”

Great-West Funds, Inc. – advised by Great-West Capital Management, LLC of Greenwood Village, Colorado.

Great-West SecureFoundation® Balanced Fund (Class L) seeks long-term capital appreciation and income.

Meeting Investment Objectives

Meeting investment objectives depends on various factors, including, but not limited to, how well the Portfolio managers anticipate changing economic and market conditions. There is no guarantee that any of these Portfolios will achieve their stated objectives.

Where to Find More Information About the Portfolios

Additional information about the investment objectives and policies of all the Portfolios and the investment advisory and administrative services and charges can be found in the current prospectuses of the Portfolios, which can be obtained from the Retirement Resource Operations Center. You may also visit www.greatwestsmarttrack.com.

The Portfolios’ prospectuses should be read carefully before any decision is made concerning the allocation of Contributions to, or Transfers among, the Sub-Accounts.

Addition, Deletion or Substitution of Sub-Accounts

Great-West does not control the Portfolios and cannot guarantee that any of the Portfolios will always be available for allocation of Contributions or Transfers. We retain the right to make changes in the Series Account and in its investments.

Great-West reserves the right to discontinue the offering of any Portfolio. If a Portfolio is discontinued, we may substitute shares of another Portfolio or shares of another investment company for the discontinued Portfolio’s shares. Any share substitution will comply with the requirements of the 1940 Act.

If you are contributing to a Sub-Account corresponding to a Portfolio that is being discontinued, you will be given notice prior to the Portfolio’s elimination.

Based on marketing, tax, investment and other conditions, we may establish new Sub-Accounts and make them available to Owners at our discretion. Each additional Sub-Account will purchase shares in a Portfolio or in another mutual fund or investment vehicle.

If, in our sole discretion, marketing, tax, investment or other conditions warrant, we may also eliminate one or more Sub-Accounts. Before a Sub-Account is eliminated, we will notify you and request that you reallocate the amounts invested in the Sub-Account to be eliminated.

Application and Initial Contributions

The first step to purchasing the Great-West Smart Track® II variable annuity is to complete your Contract application and submit it with your initial minimum Contribution of $10,000. You can make initial Contributions by check (payable to Great-West), by transferring amounts from an eligible brokerage account, or by other method approved by Great-West. You also may purchase the Contract through a 1035 Exchange provided that the contract you are exchanging for the Great-West Smart Track® II variable annuity has a cash value of at least $10,000.

The Contract application and any initial Contributions made by check should be sent to the Retirement Resource Operations Center.

If your application is complete, your Contract will be issued and your Contribution will be credited within two Business Days after receipt by Great-West. Acceptance is subject to sufficient information in a form acceptable to us. We reserve the right to reject any application or Contribution.

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If your application is incomplete, you will be contacted by telephone or email to obtain the required information. If the information necessary to complete your application is not received within five Business Days, we will return to you both your check and the application. If you provide consent we will retain the initial Contribution and credit it as soon as we have completed your application.

Great-West reserves the right to lower the minimum initial Contribution.

Right to Cancel Period

During the right to cancel period (ten days or longer where required by state law), you may cancel your Contract. If you exercise your right to cancel, you must return the Contract to Great-West or to the representative from whom you purchased it. The Contract will be void from the start and Great-West will refund the greater of: 1) Contributions (less any withdrawals and distributions taken during the right to cancel period); or 2) the Annuity Account Value.

After the right to cancel period, we will allocate the Annuity Account Value held in the Great-West Money Market Sub-Account to the Sub-Accounts selected by the Owner. During the right to cancel period, the Owner may select among the Sub-Accounts but any selections made during the right to cancel period will not take effect until the right to cancel period has expired.

After the right to cancel period, we allocate Contributions to the Annuity Account in the proportion Requested by the Owner. If there are no accompanying instructions, then allocations will be made in accordance with standing instructions. Allocations will be effective upon the Transaction Date.

Generally, Contributions will be allocated to the Sub-Accounts you selected on the application, effective upon expiration of the right to cancel period. During the right to cancel period, you may change your Sub-Account allocations as well as your allocation percentages but your changes will not be effective until after the right to cancel period expires.

Subsequent Contributions

Once your application is complete and we have received your initial Contribution, you can make subsequent Contributions at any time prior to the Payout Election Date, as long as the Annuitant is living. Additional Contributions must be at least $500 (or $100, if made via an Automatic Bank Draft Plan). Total Contributions may exceed $1,000,000 only with our prior approval.

You can make subsequent Contributions by check, Automatic Bank Draft Plan, transfers from your brokerage account or other method approved by Great-West. If you make subsequent Contributions by check, your check should be payable to Great-West.

You will receive a confirmation of each Contribution you make upon its acceptance. Subsequent Contributions are credited the day they are received in the Retirement Resource Operations Center at Great-West if they are received on a Business Day. Subsequent Contributions received on non-Business Days will be credited the next Business Day.

If you cancel a purchase payment or if your check is returned due to insufficient funds, you will be responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of any decline in the value of the cancelled purchase. We reserve the right to refrain from allocating Contributions to your selected Sub-Accounts until your bank notifies us that your check has cleared.

Great-West reserves the right to modify the limitations set forth in this section.

Annuity Account Value

Before the date annuity payouts begin, the value of your Contract is the Annuity Account Value, which, before your Annuity Commencement Date, is the total dollar amount of all Accumulation Units credited to you for each Sub-Account. Initially, the value of each Accumulation Unit was set at $10.00.

Each Sub-Account’s value prior to the Payout Election Date is equal to:

•	Contributions allocated to the corresponding Sub-Account,
•	plus or minus any increase or decrease in the value of the assets of the Sub-Account due to investment results,
•	minus the daily mortality and expense risk charge and/or quarterly Guarantee Benefit Fee, and
•	minus any withdrawals or Transfers from the Sub-Account.

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The value of a Sub-Account’s assets is determined at the end of each day that the New York Stock Exchange is open for regular business (a valuation date). A valuation period is the period between successive valuation dates. It begins at the close of the New York Stock Exchange (generally 4:00 p.m. ET) on each valuation date and ends at the close of the New York Stock Exchange on the next succeeding valuation date.

The Annuity Account Value is expected to change from valuation period to valuation period, reflecting the investment experience of the selected Sub-Account(s), as well as the deductions for applicable charges.

Upon allocating Contributions to a Sub-Account you will be credited with variable Accumulation Units in that Sub-Account. The number of Accumulation Units you will be credited is determined by dividing the portion of each Contribution allocated to the Sub-Account by the value of an Accumulation Unit. The value of the Accumulation Unit is determined and credited at the end of the valuation period during which the Contribution was received.

Each Sub-Account’s Accumulation Unit value is established at the end of each valuation period. It is calculated by multiplying the value of that unit at the end of the prior valuation period by the Sub-Account’s Net Investment Factor for the valuation period. The formula used to calculate the Net Investment Factor is discussed in Appendix A.

Transfers

While your Contract is in force, and subject to the terms of the GLWB Rider, if applicable, you may Transfer all or part of your Annuity Account Value among and between the Sub-Accounts by telephone, in writing by sending a Request to the Retirement Resource Operations Center or through the Internet at www.greatwestsmarttrack.com. Incoming Transfers to closed Sub-Accounts are not permitted.

Your Request must specify:

•	the amounts being Transferred,
•	the Sub-Account(s) from which the Transfer is to be made, and
•	the Sub-Account(s) that will receive the Transfer.

Currently, there is no limit on the number of Transfers you can make among the Sub-Accounts during any calendar year. However, we reserve the right to limit the number of Transfers you make. Also, there is currently no charge for Transfers. We reserve the right to impose such a charge in the future. If we choose to exercise these rights, we will notify you by sending you a supplement to this Prospectus, in accordance with all applicable regulations.

A Transfer generally will be effective on the date the Retirement Resource Operations Center receives the Request for Transfer if received before 4:00 p.m. ET on a Business Day. Any Transfer request received after 4:00 p.m. ET becomes effective on the following Business Day. Under current tax law, there will not be any tax liability to you if you make a Transfer.

Transfers involving the Sub-Accounts will result in the purchase and/or cancellation of Accumulation Units having a total value equal to the dollar amount being transferred. The purchase and/or cancellation of such units is made using the value of the Sub-Accounts as of the end of the valuation date on which the Transfer is effective.

We reserve the right without prior notice to modify, restrict, suspend, or eliminate the Transfer privileges (including telephone and/or Internet Transfers) at any time.

At present, we do not impose minimums on amounts that must be transferred. However, we reserve the right to impose, from time to time, minimum dollar amounts that may be transferred from a Sub-Account.

We also reserve the right to impose, from time to time, minimum dollar amounts that must remain in a Sub-Account after giving effect to a Transfer from that Sub-Account. At present, we do not impose any such minimums.

Market Timing and Excessive Trading

The Contracts are intended for long-term investment and not for the purpose of market timing or excessive trading activity. Market timing activity may dilute the interests of contract owners in the underlying Portfolios. Market timing generally involves frequent or unusually large Transfers that are

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intended to take advantage of short-term fluctuations in the value of a Portfolio’s portfolio securities and the reflection of that change in the Portfolio’s share price. In addition, frequent or unusually large Transfers may harm performance by increasing Portfolio expenses and disrupting Portfolio management strategies. For example, excessive trading may result in forced liquidations of portfolio securities or cause the Portfolio to keep a relatively high cash position, resulting in increased brokerage costs and lost investment opportunities.

We maintain procedures designed to prevent or minimize market timing and excessive trading (collectively, “prohibited trading”) by Owners. As part of those procedures, certain of the Portfolios have instructed us to perform standardized trade monitoring, while other Portfolios perform their own monitoring and request reports of the Owner’s trading activity if prohibited trading is suspected. If an Owner’s trading activity is determined to constitute prohibited trading, as defined by the applicable Portfolio, Great-West will notify the Owner that a trading restriction will be implemented if the Owner does not cease the prohibited trading. Some Portfolios may require that trading restrictions be implemented immediately without warning, in which case we will notify the Owner of the restriction imposed by the Portfolio(s), as applicable.

If a Portfolio determines, or, for Portfolios for which we perform trade monitoring, we determine based on the applicable Portfolio’s definition of prohibited trading, that the Owner continues to engage in prohibited trading, we will restrict the Owner from making Transfers into the identified Portfolio(s) for the period of time specified by the Portfolio(s). Restricted Owners will be permitted to make Transfers out of the identified Portfolio(s) to other available Portfolio(s). When the Portfolio’s restriction period has been met, the Owner will automatically be allowed to resume Transfers into the identified Portfolio(s).

For Portfolios that perform their own monitoring, the Series Account does not impose trading restrictions unless or until a Portfolio first detects and notifies us of prohibited trading activity. Accordingly, we cannot prevent all prohibited trading activity before it occurs, as it may not be possible to identify it unless and until a trading pattern is established. To the extent such Portfolios do not detect and notify us of prohibited trading or the trading restrictions we impose fail to curtail it, it is possible that a market timer may be able to make prohibited trading transactions with the result that the management of the Portfolios may be disrupted and the Owners may suffer detrimental effects such as increased costs, reduced performance, and dilution of their interests in the affected Portfolios.

We endeavor to ensure that our procedures are uniformly and consistently applied to all Owners, and we do not exempt any persons from these procedures. We do not enter into agreements with Owners whereby we permit prohibited trading. Subject to applicable state law and the terms of each Contract, we reserve the right without prior notice to modify, restrict, suspend or eliminate the Transfer privileges (including telephone Transfers) at any time, to require that all Transfer Requests be made by you and not by your designee, and to require that each Transfer Request be made by a separate communication to us. We also reserve the right to require that each Transfer Request be submitted in writing and be signed by you.

The Portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Portfolios should describe any policies and procedures relating to restricting prohibited trading. The frequent trading policies and procedures of a Portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other Portfolios and the policies and procedures we have adopted to discourage prohibited trading. For example, a Portfolio may impose a redemption fee. The Owner should also be aware that we are legally obligated to provide (at the Portfolios’ request) information about each amount you cause to be deposited into a Portfolio (including by way of premium payments and Transfers under your Contract) or removed from the Portfolio (including by way of withdrawals and Transfers under your Contract). If a Portfolio identifies you as having violated the Portfolio’s frequent trading policies and procedures, we are obligated, if the Portfolio requests, to restrict or prohibit any further deposits or exchanges by you in respect to that Portfolio. Under rules recently adopted by the SEC we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter that will obligate us to provide to the Portfolio promptly upon request certain information about the trading activity of individual Owners and (2) execute instructions from the Portfolio to restrict or prohibit further purchases or Transfers by specific Owners who violate the frequent trading policies established by the Portfolio. Accordingly, if you do not comply with any Portfolio’s frequent trading policies and procedures, you may be prohibited from directing any additional amounts into that Portfolio or directing any Transfers or other exchanges involving that Portfolio. You should review and comply with each Portfolio’s frequent trading policies and procedures, which are disclosed in the Portfolios’ current prospectuses.

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We may revise our market timing and excessive trading policy and related procedures at our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to comply with state or federal regulatory requirements or to impose additional or alternative restrictions on Owners engaging in prohibited trading. In addition, our orders to purchase shares of the Portfolios are generally subject to acceptance by the Portfolio, and in some cases a Portfolio may reject or reverse our purchase order. Therefore, we reserve the right to reject any Owner’s Transfer Request if our order to purchase shares of the Portfolio is not accepted by, or is reversed by, an applicable Portfolio.

You should note that other insurance companies and retirement plans may also invest in the Portfolios and that those companies or plans may or may not have their own policies and procedures on frequent Transfers. You should also know that the purchase and redemption orders received by the Portfolios generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. Omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan Owners and/or individual owners of variable insurance contracts. The nature of such orders may limit the Portfolios’ ability to apply their respective frequent trading policies and procedures. As a result, there is a risk that the Portfolios may not be able to detect potential prohibited trading activities in the omnibus orders they receive. We cannot guarantee that the Portfolios will not be harmed by Transfer activity relating to the retirement plans and/or other insurance companies that invest in the Portfolios. If the policies and procedures of other insurance companies or retirement plans fail to successfully discourage frequent Transfer activity, it may affect the value of your investments in the Portfolios. In addition, if a Portfolio believes that an omnibus order we submit may reflect one or more Transfer Requests from an Owner engaged in frequent Transfer activity, the Portfolio may reject the entire omnibus order and thereby interfere with our ability to satisfy your Request even if you have not made frequent Transfers. For Transfers into more than one investment option, we may reject or reverse the entire Transfer Request if any part of it is not accepted by or is reversed by a Portfolio.

Automatic Custom Transfers

Dollar Cost Averaging

You may arrange for systematic Transfers from the Great-West Money Market Sub-Account to any other open Sub-Account in either the Investment Segment or the Income Segment. These systematic Transfers may be used to Transfer values from the Great-West Money Market Sub-Account to other Sub-Accounts as part of a dollar cost averaging strategy. Dollar cost averaging allows you to buy more units when the price is low and fewer units when the price is high. Over time, your average cost per unit may be more or less than if you invested all your money at one time. However, dollar cost averaging does not assure a greater profit, or any profit, and will not prevent or necessarily alleviate losses in a declining market. There is no charge for participating in Dollar Cost Averaging.

You can set up automatic dollar cost averaging on a monthly, quarterly, semi-annual, or annual basis. Your Transfer will be initiated on the Transaction Date one frequency period following the date of the request. For example, if you request quarterly Transfers on January 9, your first Transfer will be made on April 9 and every three months on the 9th thereafter. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract.

If there are insufficient funds in the applicable Sub-Account on the date your Transfer is scheduled, your Transfer will not be made. However, your dollar cost averaging Transfers will resume once there are sufficient funds in the applicable Sub-Account. Dollar cost averaging will terminate automatically when you start taking payouts from the Contract. Dollar cost averaging Transfers must meet the following conditions:

•	The minimum amount that can be Transferred out of the selected Sub-Account is $100.
•	You must: (1) specify the dollar amount to be Transferred, (2) designate the Sub-Account(s) to which the Transfer will be made, and (3) designate the percentage of the dollar amount to be allocated to each Sub-Account into which you are Transferring money. The Accumulation Unit values will be determined on the Transfer date.

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How dollar cost averaging works:

Month	Contribution	Units Purchased	Price per Unit
Jan.	$250	10	$25.00
Feb.	250	12	20.83
Mar.	250	20	12.50
Apr.	250	20	12.50
May	250	15	16.67
June	250	12	20.83

   Average market value per unit $18.06

   Investor’s average cost per unit $16.85

In the chart above, if all units had been purchased at one time at the highest unit value of $25.00, only 60 units could have been purchased with $1500. By contributing smaller amounts over time, dollar cost averaging allowed 89 units to be purchased with $1500 at an average unit price of $16.85. This investor purchased 29 more units at $1.21 less per unit than the average market value per unit of $18.06.

You may not participate in dollar cost averaging and Rebalancer at the same time.

Great-West reserves the right to modify, suspend, or terminate dollar cost averaging at any time.

Rebalancer

Over time, variations in each Sub-Account’s investment results will change your asset allocation percentages. Rebalancer allows you to automatically reallocate your Investment Segment Account Value to maintain your desired asset allocation. (The Income Segment Account Value is not eligible for the Rebalancer.) Participation in Rebalancer does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market. There is no charge for participating in Rebalancer and it is only available for assets held in the Investment Segment.

You can set up Rebalancer as a one-time Transfer or on a quarterly, semi-annual, or annual basis. If you select to rebalance only once, the Transfer will take place on the Transaction Date of the request.

If you select to rebalance on a quarterly, semi-annual, or annual basis, the first Transfer will be initiated on the Transaction Date one frequency period following the date of the request. For example, if you request quarterly Transfers on January 9, your first Transfer will be made on April 9 and every three months on the 9th thereafter. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract.

How Rebalancer works:

Suppose you purchased your annuity and you decided to allocate 60% of your initial Contribution to stocks; 30% to bonds and 10% to cash equivalents as in this pie chart:

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Now assume that stock Portfolios outperform bond Portfolios and cash equivalents over a certain period of time. Over this period, the unequal performance may alter the asset allocation of the above hypothetical plan to look like this:

Rebalancer automatically reallocates your Annuity Account Value to maintain your desired asset allocation. In this example, the portfolio would be reallocated back to 60% in stocks; 30% in bonds; 10% in cash equivalents.

On the Transaction Date for the specified Request, assets will be automatically reallocated to the Sub-Accounts you selected. The Rebalancer option will terminate automatically when you start taking payouts from the Contract.

Rebalancer Transfers must meet the following conditions:

•	Your Investment Segment Account Value must be included (except for Sub-Accounts that are closed to new Contributions and incoming Transfers).
•	You must specify the percentage of your Investment Segment Account Value that you wish allocated to each Sub-Account and the frequency of rebalancing. You may modify the allocations or stop the Rebalancer option at any time.
•	You may not participate in dollar cost averaging and Rebalancer at the same time.

Rebalancer is not available after annuity payouts have begun. Great-West reserves the right to modify, suspend, or terminate the Rebalancer option at any time.

Cash Withdrawals

You may withdraw all or part of your Annuity Account Value at any time during the life of the Annuitant and prior to the date annuity payouts begin by submitting a withdrawal Request to the Retirement Resource Operations Center; however, any withdrawals over $25,000 must be submitted in writing. Withdrawals are subject to the rules below and federal or state laws, rules, or regulations may also apply. The amount payable to you if you surrender your Contract is your Annuity Account Value, less any Withdrawal Charge and applicable Premium Tax. No withdrawals may be made after the date annuity payouts begin. If you surrender your Contract, the GLWB Rider, if elected, will terminate.

If you request a partial withdrawal, your Annuity Account Value will be reduced by the partial withdrawal amount and the Death Benefit, if applicable, will be reduced on a proportionate basis measured as a percentage of the partial withdrawal against the current Annuity Account Value. For example, a partial withdrawal of 10% of the Annuity Account Value would reduce your Death Benefit by 10%.

Numerical Example

Sum of Contract Contributions = $50,000

Annuity Account Value = $40,000

Withdrawal amount* = $4,000

New Annuity Account Value = $36,000

Adjustment to Death Benefit = ($40,000 - $4,000)/$40,000 = 0.90

Guaranteed Minimum Death Benefit = $45,000 ($50,000 x 0.90)

    *Withdrawal amount may be subject to the Withdrawal Charge.

Partial withdrawals are unlimited. However, you must specify the Sub-Account(s) from which the withdrawal is to be made. The minimum partial withdrawal is $500.

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The following terms apply to withdrawals:

•	Partial withdrawals and surrenders may be subject to the Withdrawal Charge, as described below in Charges and Deductions.

•	Partial withdrawals or surrenders from the Investment Segment are not permitted after the date annuity payouts begin.
•	If a partial withdrawal is made within 30 days of the date annuity payouts are scheduled to begin, we may delay the Annuity Commencement Date by 30 days.
•	A partial withdrawal or a surrender will be effective upon the Transaction Date.

Withdrawal requests must be in writing with your original signature. If your instructions are not clear, your request will be denied and no surrender or partial withdrawal will be processed.

If we receive a Request for surrender or partial withdrawal, we may postpone any cash payment from the Annuity Account Value for no more than 7 days.

We may also delay payment for any of the following reasons:

(a)	any period during which the New York Stock Exchange is closed (other than customary weekend and holding closings) or trading on the New York Stock Exchange is restricted;
(b)	any period during which an emergency exists such that the disposal of or determination of the value of shares of the Portfolios is not reasonably practicable; or
(c)	any other period as the Securities and Exchange Commission may by order permit for the protection of security holders.

After a withdrawal of all of your Annuity Account Value, or at any time that your Annuity Account Value and Benefit Base are reduced to zero, all your rights under the Contract and GLWB Rider will terminate.

Tax consequences of withdrawals are detailed below, but you should consult a competent tax advisor prior to authorizing a withdrawal from your Annuity Account Value.

Tax Consequences of Withdrawals

Withdrawals made for any purpose may be taxable—including Guaranteed Lifetime Withdrawal Benefits.

In addition, the Code may require us to withhold federal income taxes from withdrawals and report such withdrawals to the Internal Revenue Service (“IRS”). If you request partial withdrawals, your Annuity Account Value will be reduced by the sum of the amount of the withdrawal and the related withholding.

You may elect, in writing, to have us not withhold federal income tax from withdrawals, unless withholding is mandatory for your Contract. If you are younger than 59 1⁄2, the taxable portion of any withdrawal is generally considered to be an early withdrawal and may be subject to an additional federal penalty tax of 10%.

Some states also require withholding for state income taxes. For details about withholding, please see Federal Tax Matters on page 52.

Telephone and Internet Transactions

You may make Transfer Requests by telephone, fax and/or by Internet. Transfer Requests received before 4:00 p.m. ET will be made on that day at that day’s unit value. Those received after 4:00 p.m. ET will be made on the next Business Day at that day’s unit value.

We will use reasonable procedures to confirm that instructions communicated by telephone, fax and/or Internet are genuine, such as:

•	requiring some form of personal identification prior to acting on instructions;
•	providing written confirmation of the transaction; and/or
•	tape recording the instructions given by telephone.

If we follow such procedures we will not be liable for any losses due to unauthorized or fraudulent instructions.

We reserve the right to suspend telephone, fax and/or Internet transaction privileges at any time, for some or all Contracts, and for any reason. We currently do not permit partial withdrawals or surrenders by telephone; however you may request partial withdrawal Requests in the amount of $25,000 or less by Internet. All Requests for full surrenders, periodic withdrawals, and partial withdrawals in excess of $25,000 must be in writing.

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Death Benefit

At the time you apply to purchase the Contract, you select one of the two Death Benefit options we offer.

Option 1 – The amount of the Death Benefit under Option 1 will be your Annuity Account Value as of the date we receive a Request for the payout of the Death Benefit, minus any Premium Tax.

The Owner, Annuitant, and Contingent Annuitant each must be age 80 or younger at the time the Contract is issued in order for you to select Option 1. Your Mortality and Expense Risk Charge under Option 1 is 1.00% of the average daily value of the Sub-Accounts to which you have allocated Contributions.

Option 2 — The amount of the Death Benefit under Option 2 will be the greater of:

•	the Annuity Account Value as of the date we receive a Request for the payout of the Death Benefit, minus any Premium Tax; or

•	the sum of Contributions applied to the Contract in both the Investment Segment and the Income Segment, as of the date the Request for payment is received, less the proportionate impact of any distributions, partial or periodic withdrawals and Premium Tax, if any.

The Owner, Annuitant, and Contingent Annuitant each must be age 80 or younger at the time the Contract is issued in order for you to select Option 2. Your Mortality and Expense Risk Charge under Option 2 is 1.20% of the average daily value of the Sub-Accounts to which you have allocated Contributions.

For a full description of the circumstances under which we pay the Death Benefit, please see Distribution of Death Benefit on page 29 of this Prospectus.

The difference between the two Death Benefit options we offer is that the amount payable upon death (the Death Benefit) is based on different criteria for each option and there is a different Mortality and Expense Risk Charge for each. Option 2 provides for the return of Contributions in the event that amount is greater than the Annuity Account Value (minus any Premium Tax and minus the proportionate impact of any partial withdrawals). This could happen, for example, if the Death Benefit becomes payable soon after the Contract is purchased (say, one to three years) and, during those years, while Contributions are being made, the investment markets generally are in decline. Under these circumstances, it is possible that the performance of the Sub-Accounts you select may cause the Annuity Account Value to be less than the total amount of Contributions. If you have selected Death Benefit option 2 on a Contract, your Beneficiary would receive the greater amount, in this case, the sum of all Contributions (minus any Premium Tax and minus the proportionate impact of any partial withdrawals). If you have selected Death Benefit option 1, your Beneficiary would receive the lesser amount, in this case, the Annuity Account Value (minus any Premium Tax).

The Death Benefit will become payable following our receipt of the Beneficiary’s claim in good order. When an Owner dies before the Annuity Commencement Date and a Death Benefit is payable to a Beneficiary, the Death Benefit proceeds will remain invested according to the allocation instructions given by the Owner(s) until: (i) new allocation instructions are requested by the Beneficiary; (ii) the Death Benefit is actually paid to the Beneficiary, except where the GLWB may not be maintained by the Beneficiary; or, (iii) a Request for a payout of the Death Benefit is processed, as described below.

The amount of the Death Benefit will be determined as of the date we receive a Request for the payout of the Death Benefit. However, on the date a payout option is processed, the Annuity Account Value will be transferred to the Great-West Money Market Sub-Account unless the Beneficiary elects otherwise.

Subject to the distribution rules below, payout of the Death Benefit may be made as follows:

•	payout in a single sum, or
•	payout under any of the variable annuity options provided under this Contract.

In any event, no payout of benefits provided under the Contract will be allowed that does not satisfy the requirements of the Code and any other applicable federal or state laws, rules or regulations.

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Ownership

The Owner, and if selected, Joint Owner, exercise all rights and privileges under the Contract, while the Annuitant is living. Unless otherwise required by the state in which the Contract is issued, the Owner may not be changed and the Contract may not be transferred, sold, assigned, pledged, charged, encumbered, or in any way alienated.

In certain states the Contract permits you to change the Owner of the Contract. In such case you may change the Owner any time before the Owner’s death. A change of Owner must be made in writing in a form satisfactory to us. The change will take effect as of the date the Request is processed, unless you specify a certain date. Any change is subject to any payout or other action we have taken before recording your ownership change. In these states, a change in the Owner of the Contract will result in termination of the GLWB Rider except in certain circumstances. See Termination of the GLWB Rider on page 51.

Grantor Trust Owned Annuity

Contracts owned by a Grantor Trust are not considered owned by a non-natural person and will be subject to the tax requirements generally applicable to Non-Qualified Annuity Contracts or the tax requirements applicable to individual retirement annuities if the Contract is a Qualified Contract under Section 408(b) of the Code. Grantor Trust-owned Contracts receive tax deferral in accordance with the Code. Upon the death of the Grantor, the Death Benefit will be paid pursuant to the Death Benefit provisions of the Contract. We do not permit the Contract to be owned by a Grantor Trust with multiple Grantors.

Beneficiary

You may select one or more Beneficiaries. If more than one Beneficiary is selected, they will share equally in any Death Benefit payable unless you indicate otherwise. You may change the Beneficiary any time before the Annuitant’s death.

You may also select one or more Contingent Beneficiaries. You may change the Contingent Beneficiary before the Annuitant’s death. If one or more primary Beneficiaries are alive within 30 days after the Annuitant’s death, the Contingent Beneficiary cannot become the primary Beneficiary and any interest the Contingent Beneficiary may have in the Contract will cease.

A change of Beneficiary or Contingent Beneficiary will take effect as of the date the Request is processed, unless the Owner specifies a certain date. If the Owner dies before the Request is processed, the change will take effect as of the date the Request was made, unless we have already made a payout or otherwise taken action on a designation or change before receipt or processing of such Request. The interest of any Beneficiary who dies before the Owner or the Annuitant will terminate at the death of the Beneficiary and the Contingent Beneficiary will become the Beneficiary. The interest of any Beneficiary who dies at the time of, or within 30 days after the death of an Owner or the Annuitant will also terminate if no benefits have been paid to such Beneficiary, unless the Owner otherwise indicates by Request. The benefits will then be paid to the Contingent Beneficiary. If no Contingent Beneficiary has been designated, then the benefits will be paid as though the Beneficiary had died before the deceased Owner or Annuitant. If no Beneficiary or Contingent Beneficiary survives the Owner or Annuitant, as applicable, we will pay the Death Benefit proceeds to the Owner’s estate.

If the Beneficiary is not the Owner’s surviving Spouse, she/he may elect, not later than one year after the Owner’s date of death, to receive the Death Benefit in either a single sum or payout under any of the variable annuity options available under the Contract, provided that:

•	such annuity is distributed in substantially equal installments over the life or life expectancy of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary; and
•	such distributions begin not later than one year after the Owner’s date of death.

If Great-West does not receive an election from a non-Spouse Beneficiary or substantially equal installments begin later than one year after the Owner’s date of death, then the entire amount must be distributed within five years of the Owner’s date of death. The Death Benefit will be determined as of the date the payouts begin.

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If a corporation or other non-individual entity is entitled to receive benefits upon the Owner’s death, the Death Benefit must be completely distributed within five years of the Owner’s date of death.

A Beneficiary or Contingent Beneficiary designated irrevocably may not be changed without the written consent of that Beneficiary, or Contingent Beneficiary, as applicable, except as allowed by law.

Distribution of Death Benefit

Any Death Benefit payable to a Beneficiary upon the Owner’s death will be distributed as follows:

(1)	If the Owner’s surviving Spouse is the person entitled to receive benefits upon the Owner’s death, the surviving Spouse will be treated as the Owner and will be allowed to take the Death Benefit or continue the Contract in force. However, if single life GAW Installments have been selected for the Income Segment, then the GLWB will terminate and the assets held in the Covered Fund(s) will be sold and the sales proceeds will be transferred to the Great-West Money Market Sub-Account;

(2)	If a non-Spouse individual is the person entitled to receive benefits upon the Owner’s death, the non-Spouse individual Beneficiary may elect to receive the Death Benefit in either a single sum or payout under any of the variable annuity options available under the Contract, provided that: (a) such annuity is distributed in substantially equal installments over the life or life expectancy of the Beneficiary; and (b) such distributions begin no later than one year after the Owner’s date of death. The GLWB will terminate and the assets held in the Covered Fund(s) will be sold and the sales proceeds will be transferred to the Great-West Money Market Sub-Account. If Great-West does not receive an election from an individual non-Spouse Beneficiary such that substantially equal installments have begun no later than one year after the Owner’s date of death, then the entire amount must be distributed within five years of the Owner’s date of death.

The Death Benefit will be determined as of the date the payouts commence.

Death of Annuitant Who is Not the Owner of the Contract

Upon the death of the Annuitant while the Owner is living, and before the Annuity Commencement Date, no Death Benefit will be payable and the Owner (or the Grantor, if the Owner is a Grantor Trust) will become the Annuitant unless a Contingent Annuitant has previously been designated. The Owner may designate a new Annuitant, however, at any time, as provided in the Contract.

If the Owner names a Contingent Annuitant prior to the Annuitant’s death, and the Annuitant dies before the Annuity Commencement Date while the Owner and Contingent Annuitant are living, no Death Benefit will be payable and the Contingent Annuitant will become the Annuitant.

If the Annuitant dies after the date annuity payouts begin and before the entire interest has been distributed, any benefit payable must be distributed to the Beneficiary according to and as rapidly as under the payout option which was in effect on the Annuitant’s date of death.

Death of Owner Who Is Not the Annuitant

If the Owner dies before annuity payouts commence and there is a Joint Owner who is the surviving Spouse of the deceased Owner, the Joint Owner becomes the Owner and Beneficiary and the Joint Owner may elect to take the Death Benefit or to continue the Contract in force.

In all other cases, we will pay the Death Benefit to the Beneficiary even if a Joint Owner (who was not the Owner’s Spouse on the date of the Owner’s death), the Annuitant and/or the Contingent Annuitant are alive at the time of the Owner’s death, unless the sole Beneficiary is the deceased Owner’s surviving Spouse who may elect to become the Owner and Annuitant and to continue the Contract in force.

If the Owner dies after annuity payouts commence and before the entire interest has been distributed while the Annuitant is living, any benefit payable will continue to be distributed to the Annuitant as rapidly as under the payout option applicable on the Owner’s date of death. All rights granted the Owner under the Contract will pass to any surviving Joint Owner and, if none, to the Annuitant.

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Death of Owner Who Is the Annuitant

If there is a Contingent Annuitant and a Joint Owner who is the surviving Spouse of the deceased Owner, the Joint Owner will become the Owner and the Beneficiary, the Contingent Annuitant will become the Annuitant, and the Contract will continue in force.

If there is a Joint Owner who is the surviving Spouse of the deceased Owner but no Contingent Annuitant, the Joint Owner will become the Owner, Annuitant, and Beneficiary and may elect to take the Death Benefit or continue the Contract in force.

In all other cases, we will pay the Death Benefit to the Beneficiary, even if a Joint Owner (who was not the Owner’s Spouse on the date of the Owner’s death) and/or Contingent Annuitant are alive at the time of the Owner’s death, unless the sole Beneficiary is the deceased Owner’s surviving Spouse who may elect to become the Owner and Annuitant and to continue the Contract in force.

If Owner/Annuitant Dies After Annuity Commencement Date

If the Owner/Annuitant dies after the Annuity Commencement Date, any benefit payable must be distributed to the Beneficiary in accordance with and at least as rapidly as the annuity option in effect on the date of death.

Contingent Annuitant

While the Annuitant is living, you may, by Request, designate or change a Contingent Annuitant from time to time. A change of Contingent Annuitant will take effect as of the date the request is processed, unless you specify a certain date. Please note you are not required to designate a Contingent Annuitant.

Impact of Withdrawals on Guaranteed Minimum Death Benefit (Option 2)

If you have selected Death Benefit option 2, you should be aware that distributions and Excess Withdrawals will reduce your Death Benefit on a pro-rata basis.

Numerical Example

Sum of Contract and GLWB Rider Contributions = $50,000

Annuity Account Value = $40,000

Withdrawal amount* = $4,000

New Annuity Account Value = $36,000

Adjustment to Death Benefit = ($40,000 - $4,000)/$40,000 = 0.90

Guaranteed Minimum Death Benefit = $45,000 ($50,000 x 0.90)

    *Withdrawal amount may be subject to the Withdrawal Charge.

The Benefit Base has no value and will not affect the Death Benefit.

Charges and Deductions

When each Contribution is made, no amounts will be deducted from it except for any applicable Premium Tax. As a result, the full amount of your Contributions (less any applicable Premium Tax) is invested in the Contract.

As more fully described below, charges under the Contract are assessed only as deductions for:

•	charges against your Annuity Account Value for our assumption of mortality and expense risks;
•	the Withdrawal Charge, if applicable; and
•	Premium Tax, if applicable.

Mortality and Expense Risk Charge

The mortality risk we assume is that Annuitants may live for a longer period of time than we estimate. We assume this mortality risk from our contractual obligations to make annuity payouts determined in accordance with the annuity tables and other provisions contained in the Contract which cannot be changed. This means that you can be sure that neither the Annuitant’s longevity nor an unanticipated improvement in general life expectancy will adversely affect the annuity payouts under the Contract. The expense risk we assume is the risk that our actual expenses in administering the Contracts and the Series Account will be greater than we anticipated.

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To compensate us for assuming these risks, we deduct a Mortality and Expense Risk Charge from your Annuity Account Value at the end of each valuation period. If you select Death Benefit option 1, this is a daily charge equal to an effective annual rate of 1.00%. We guarantee that this charge will never increase beyond 1.00%. If you select Death Benefit option 2, the Mortality and Expense Risk Charge is a daily charge equal to an effective annual rate of 1.20%. We guarantee that this charge will never increase beyond 1.20%.

The Mortality and Expense Risk Charge is reflected in the unit values of each of the Sub-Accounts you have selected. Thus, this charge will continue to be applicable should you choose a variable annuity payout option or a periodic withdrawal option.

Annuity Account Values and annuity payouts are not affected by changes in actual mortality experience we incur.

The Mortality and Expense Risk Charge is higher for Owners who have selected Death Benefit option 2 because we bear substantial risk in connection with that option. Specifically, we bear the risk that we may be required to pay an amount to your Beneficiary that is greater than your Annuity Account Value.

If the Mortality and Expense Risk Charge is insufficient to cover actual costs and risks assumed, we will bear the loss. If this charge is more than sufficient, any excess will be profit for us. Currently, we expect a profit from this charge.

Withdrawal Charge

The Withdrawal Charge may apply to amounts you withdraw under your Contract, including periodic withdrawals and full surrenders, depending on the length of time each Contribution has been invested and on the amount you withdraw. The Withdrawal Charge is calculated as a percentage of the Contribution being withdrawn and will reduce the net withdrawal accordingly. It varies with the number of years that have elapsed since each Contribution being withdrawn was made, as set forth in the following table:

Withdrawal Charge
Age of Contribution (being withdrawn)	Withdrawal Charge (as a percentage of the Contribution being withdrawn)
Less than one year old	7%
1 year old or older, but not yet 2 years old	7%
2 years old or older, but not yet 3 years old	6%
3 years old or older, but not yet 4 years old	5%
4 years old or older, but not yet 5 years old	4%
5 years old or older, but not yet 6 years old	3%
6 years old or older, but not yet 7 years old	2%
7 years old or older	0%

For purposes of calculating the Withdrawal Charge, we deem the oldest Contributions to be withdrawn first and Contributions to be withdrawn before earnings. After the amount of all Contributions has been withdrawn, all remaining withdrawals will be free of the Withdrawal Charge.

The Withdrawal Charge is designed to reimburse us for sales commissions and other expenses associated with the promotion and solicitation of offers for the Contracts, although our actual expenses may be greater or less than the Withdrawal Charge amount. To the extent our expenses for distribution of the Contracts are not covered by the Withdrawal Charge, these expenses will be borne by our general assets, which include profits from the Mortality and Expense Risk Charge. See Distribution of the Contracts below for information regarding commissions and other amounts paid to broker-dealers in connection with Contract distribution.

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Free Withdrawals

During each year, beginning on the Effective Date and renewing on each anniversary of the Effective Date, the Owner is allowed a percentage of withdrawals that are free of the Withdrawal Charge. The annual amount of free withdrawals is 10% of the sum of Contributions that are less than seven years old and that were made as of the most recent Effective Date anniversary. For purposes of calculating the Withdrawal Charge on subsequent withdrawals, free withdrawals reduce the amount of the oldest remaining Contribution(s).

Installments paid during the GAW Phase reduce the free withdrawal amount. See Effect of Excess Withdrawals During the GAW Phase on page 49.

Expenses of the Portfolios

The values of the assets in the Sub-Accounts reflect the values of the Sub-Accounts’ respective Portfolio shares and therefore the fees and expenses paid by each Portfolio.

Some of the Portfolios’ investment advisers or administrators may compensate us for providing administrative services in connection with the Portfolios or cost savings experienced by the investment advisers or administrators of the Portfolios. Such compensation is typically a percentage of the value of the assets invested in the relevant Sub-Accounts and generally may range up to 0.35% annually of net assets. GWFS Equities, Inc. (“GWFS”) is the principal underwriter and distributor of the Contracts and may also receive Rule 12b-1 fees (ranging up to 0.25% annually of net assets) directly from certain Portfolios for providing distribution related services related to shares of the Portfolios offered in connection with a Rule 12b-1 plan. If GWFS receives Rule 12b-1 fees, combined compensation received by us for administrative services and received by GWFS for distribution related services generally ranges up to 0.60% annually of the assets invested in the relevant Sub-Accounts.

Premium Tax

We may be required to pay state Premium Taxes or retaliatory taxes currently ranging from 0% to 3.5% in connection with Contributions or values under the Contracts. Depending upon applicable state law, we may deduct charges for the Premium Taxes we incur with respect to your Contributions, from amounts withdrawn, or from amounts applied on the Payout Election Date. In some states, charges for both direct Premium Taxes and retaliatory Premium Taxes may be imposed at the same or different times with respect to the same Contribution, depending on applicable state law.

Other Taxes

Under present laws, we will incur state or local taxes (in addition to the Premium Tax described above) in several states. No charges are currently deducted for taxes other than Premium Tax. However, we reserve the right to deduct charges in the future for federal, state, and local taxes or the economic burden resulting from the application of any tax laws that we determine to be attributable to the Contract.

Periodic Withdrawals

You may request that all or part of the Investment Segment Account Value be applied to a periodic withdrawal option. All requests for periodic withdrawals must be in writing. The amount applied to a periodic withdrawal is the Investment Segment Account Value, less Premium Tax, if any.

In requesting periodic withdrawals, you must elect:

•	The withdrawal frequency of either 1-, 3-, 6- or 12-month intervals;
•	A minimum withdrawal amount of at least $100;
•	The calendar day of the month on which withdrawals will begin;
•	One of the periodic withdrawal payout options discussed below—you may change the withdrawal option and/or the frequency once each calendar year; and
•	The type of allocation of withdrawals from the Investment Segment Sub-Accounts

o	Withdrawals may be prorated across the Investment Segment Sub-Accounts in proportion to their assets; or

o	Withdrawals may be made from specific Investment Segment Sub-Account(s). When the specified Investment Segment Sub-Account(s) is depleted, we will automatically prorate the remaining withdrawals against any remaining Sub-Account assets unless you request otherwise.

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While periodic withdrawals are being received:

•	You may continue to exercise all contractual rights, except that no Contributions may be made.
•	You may keep the same Sub-Accounts as you had selected before periodic withdrawals began.
•	Charges and fees under the Contract continue to apply, including the Withdrawal Charge, which may be assessed on periodic withdrawals.

Periodic withdrawals will cease on the earlier of the date:

•	The amount elected to be paid under the option selected has been reduced to zero.
•	The Investment Segment Account Value is zero.
•	You request that withdrawals stop.
•	You purchase an annuity payout option.
•	The Owner or the Annuitant dies.

If periodic withdrawals stop, you may resume making Contributions to the Investment Segment. However, we may limit the number of times you may restart a periodic withdrawal program.

Periodic withdrawals made for any purpose may be taxable, subject to withholding and to the 10% federal penalty tax if you are younger than age 59 1⁄2.

If you choose to receive payouts from your Contract through periodic withdrawals, you may select from the following payout options:

Income for a specified period (at least 36 months)—You elect the length of time over which withdrawals will be made. The amount paid will vary based on the duration you choose.

Income of a specified amount (at least 36 months)—You elect the dollar amount of the withdrawals. Based on the amount elected, the duration may vary.

Any other form of periodic withdrawal acceptable to Great-West which is for a period of at least 36 months.

Annuity Payouts From the Investment Segment

You can choose the date that you wish annuity payouts from the Investment Segment to start (the Payout Election Date) either when you purchase the Contract or at a later date. You can change your selection at any time up to 30 days before the annuity date that you have selected.

If you do not select a Payout Election Date, payouts will begin on the Annuitant’s 91st birthday. If the Owner does not take annuity payouts from the Investment Segment, the entire Annuity Account Value will be annuitized at that time and any benefit under the GLWB Rider will terminate. If you have initiated Installments under the GLWB Rider, only the Investment Segment will be annuitized.

If you have not elected a payout option within 30 days of the Annuity Commencement Date, your Investment Segment Account Value will be paid out as a variable life annuity with a guaranteed period of 15 years.

The amount to be paid out will be based on the Investment Segment Account Value or Annuity Account Value, if applicable, on the Annuity Commencement Date. The minimum amount that may be withdrawn from the Investment Segment Account Value to purchase an annuity payout option is $2,000. If your Investment Segment Account Value is less than $2,000, we may pay the amount in a single sum subject to the Contract provisions applicable to a partial withdrawal.

If you choose to receive variable annuity payouts from your Contract, you may select from the following payout options:

Variable life annuity with guaranteed period—This option provides for payouts during a guaranteed period or for the lifetime of the Annuitant, whichever is longer. The guaranteed period may be 5, 10 or 15 years. Upon the death of the Annuitant, the Beneficiary will receive the remaining payouts at the same interval elected by the Owner.

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Variable life annuity without guaranteed period—This option provides payouts during the lifetime of the Annuitant. The annuity terminates with the last payout due prior to the death of the Annuitant. Because no minimum number of payouts is guaranteed, this option may offer the maximum level of payouts. It is possible that only one payout may be made if the Annuitant dies before the date on which the second payout is due.

Any other form of variable annuity payout that is acceptable to Great-West.

Under an annuity payout option, you can receive payouts monthly, quarterly, semi-annually or annually in payments which must be at least $50. We reserve the right to make payouts using the most frequent payout interval which produces a payout of at least $50. Once annuity payouts commence, you cannot make Contributions or take withdrawals, other than your annuity payouts.

If you elect to receive a single sum payment, the amount paid is the Surrender Value.

Amount of First Variable Payout

The first payout under a variable annuity payout option will be based on the value of the amounts held in the Investment Segment Sub-Accounts or Annuity Account, if applicable, you have selected on the first valuation date preceding the Annuity Commencement Date. We determine the first payout under a variable annuity option by applying the appropriate rate to the amount applied under the payout option. The rate applied reflects an assumed investment return (“AIR”) of 2.5%.

For annuity options involving life income, the actual age, year in which annuitization commences and gender of the Annuitant will affect the amount of each payout. We reserve the right to ask for satisfactory proof of the Annuitant’s age. We may delay annuity payouts until satisfactory proof is received. Because payouts to older Annuitants are expected to be fewer in number, the amount of each annuity payout under a selected annuity form will be greater for older Annuitants than for younger Annuitants.

If the age of the Annuitant has been misstated, the payouts established will be made on the basis of the correct age. If payouts were too large because of misstatement, we may deduct the difference with interest from the next payout or payouts. If payouts were too small, we may add the difference with interest to the next payout. This interest is at an annual effective rate which will not be less than the minimum rate allowed by law.

Annuity Units

We determine the number of Annuity Units paid for each Sub-Account by dividing the amount of the first payout by its Annuity Unit value on the first valuation date preceding the Annuity Commencement Date. The number of Annuity Units used to calculate each payout for a Sub-Account remains fixed during the Annuity Payout Period.

Amount of Variable Payouts After the First Payout

Payouts after the first will vary depending upon the investment performance of the Investment Segment Sub-Accounts. Your payouts will increase in amount over time if the Sub-Accounts you select earn more than the 2.5% AIR. Likewise, your payouts will decrease over time if the Sub-Accounts you select earn less than the 2.5% AIR. We determine the subsequent amount paid from each Sub-Account by comparing the actual performance of the Sub-Account to the AIR.

Transfers After the Variable Annuity Commencement Date

Once annuity payouts have begun, Transfers may be made within the variable annuity payout option among the available Investment Segment Sub-Accounts. Transfers after the Annuity Commencement Date will be made by converting the number of Annuity Units being Transferred to the number of Annuity Units of the Investment Segment Sub-Account to which the Transfer is made. The result will be that the next annuity payout, if it were made at that time, would be the same amount that it would have been without the Transfer. Thereafter, annuity payouts will reflect changes in the value of the new Annuity Units.

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Other Restrictions (Investment Segment Only)

Once payouts start from the Investment Segment under the annuity payout option you select:

•	no changes can be made in the payout option;
•	no additional Contributions will be accepted under the Contract; and
•	no further withdrawals, other than withdrawals made to provide annuity benefits or satisfy the terms of the GLWB Rider, will be allowed.

A portion or the entire amount of the annuity payouts may be taxable as ordinary income. If, at the time the annuity payouts begin, we have not received a proper written election not to have federal income taxes withheld, we must by law withhold such taxes from the taxable portion of such annuity payouts and remit that amount to the federal government. State income tax withholding may also apply. Please see Federal Tax Matters below for details.

Guaranteed Lifetime Withdrawal Benefit

When you purchase the Contract, you have the option of allocating Contributions under the GLWB Rider to a Covered Fund(s) in the Income Segment. If you exercise this option, the GLWB will provide you with a Guaranteed Lifetime Withdrawal Benefit, provided all conditions, described below, are met.

GLWB Accumulation Phase

The GLWB Accumulation Phase begins when you make a GLWB election by investing in a Covered Fund(s) in the Income Segment. The GLWB Accumulation Phase ends when you elect to begin taking GAWs. During the Accumulation Phase, a Benefit Base will be established which will be used later to determine, in part, the amount of your GAWs. You may elect the GLWB by allocating Contributions to the Covered Fund(s) on any Business Day as long as you are younger than age 85 on the GLWB Rider Election Date. We will record the GLWB Rider Election Date.

Guarantee Benefit Fee

The annual Guarantee Benefit Fee is assessed quarterly, in arrears, during the GLWB Accumulation Phase and GAW Phase. One-fourth of the Guarantee Benefit Fee is deducted quarterly from your Covered Fund(s) Value no later than the 10th Business Day of the month following the calendar quarter end. The Guarantee Benefit Fee will be calculated based on your Covered Fund(s) Value, subject to the Benefit Base cap, as of the date of the deduction. The Benefit Base may or may not equal the Covered Fund Value at the time the Guarantee Benefit Fee is calculated. The Benefit Base will always equal the Covered Fund Value when the Guarantee Benefit Fee is calculated on a Ratchet Date. We reserve the right to change the frequency of the deduction upon thirty (30) days prior written notice. The Guarantee Benefit Fee will not be assessed during the GLWB Settlement Phase.

The first Guarantee Benefit Fee you pay will be pro-rated based on the portion of the quarter in which you allocated Contributions to the Covered Fund(s). The current Guarantee Benefit Fee is 1.00% of the Covered Fund(s) Value held in the Income Segment. We reserve the right to change the frequency and amount of the Guarantee Benefit Fee for any reason, including, but not limited to, current market conditions, Owner demand, and changes in the design, upon thirty (30) days prior written notice to you. However, the Guarantee Benefit Fee will never be less than 0.70% or greater than 1.50% of your Income Segment Covered Fund(s) Value. We determine the Guarantee Benefit Fee based on observations of a number of long-term experience factors, including, but not limited to, interest rates, volatility, investment returns, expenses, mortality, and lapse rates. As an example, if mortality experience improves faster than we have anticipated, and the population in general is expected to live longer than initially projected, we might increase the Guarantee Benefit Fee to reflect our increased probability of paying longevity benefits. However, improvements in mortality experience is provided as an example only, we reserve the right to change the Guarantee Benefit Fee at our discretion and for any reason, whether or not these experience factors change (although we will never increase the fee above the maximum or decrease the fee below the minimum). We do not need the happening of any event before we may change the Guarantee Benefit Fee.

Any change to the fee will affect all assets in the Covered Fund(s) in the Income Segment.

If you terminate the GLWB Rider, a final pro-rated Guarantee Benefit Fee will be deducted based on the portion of the last quarter that the GLWB Rider was in effect.

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The Covered Fund(s)

The GLWB Rider only applies to Covered Funds that Great-West approves for use in the Income Segment. The approved Covered Fund is the Great-West SecureFoundation® Balanced Fund—Class L, described in The Portfolios on page 14.

We may, without your consent, offer new Covered Fund(s) or cease offering Covered Fund(s). We will notify you whenever the Covered Fund(s) are changed. If a Covered Fund is closed, you will maintain your Benefit Base and all rights under the Rider unless and until you Transfer assets out of the Covered Fund or terminate your Contract. Great-West shall complete the allocations between the Covered Fund(s) as disclosed in the notice as of the effective date of the change. Such allocation will remain in effect until you Request a different allocation.

Covered Fund Value

Your Covered Fund Value is the aggregate value of each Covered Fund. Your Covered Fund Value may increase with positive market performance or by Contributions to the Income Segment. Your Covered Fund Value may decrease with negative market performance, deduction of the Guarantee Benefit Fee or by taking an Excess Withdrawal or Guaranteed Annual Withdrawals. Your Guarantee Benefit Fee will be calculated based on your Covered Fund Value as of the date the fee is deducted each quarter.

The Benefit Base

The Benefit Base is separate from your Covered Fund(s) Value. It is not a cash value. Rather, your Benefit Base is used to calculate Installment Payments during the GAW Phase and the Settlement Phase. Your Benefit Base and your Covered Fund(s) Value may not be equal to one another. Although your Benefit Base is related to your Covered Fund Value, in that your Benefit Base will be ratcheted up if the Covered Fund Value is greater than your Benefit Base on the Ratchet Date, at all other times during the year your Covered Fund Value may be higher or lower than the Benefit Base depending on market performance and other factors impacting the Covered Fund. Your Initial Benefit Base is the sum of all Contributions initially allocated to the Covered Fund(s) in the Income Segment on the GLWB Rider Election Date.

Each Covered Fund will have its own Benefit Base. A Covered Fund Benefit Base cannot be transferred to another Covered Fund unless we require a Transfer as a result of the Covered Fund being eliminated or liquidated.

•	We increase your Benefit Base on a dollar-for-dollar basis each time you make a Contribution to a Covered Fund(s).

•	We decrease your Benefit Base on a proportionate basis each time you make an Excess Withdrawal.

•	On each Ratchet Date during the GLWB Accumulation Phase and the GAW Phase, we will increase your Benefit Base to equal your current Covered Fund Value if your Covered Fund Value is greater than your Benefit Base. (If so, your Benefit Base will then reflect positive Covered Fund performance.)

•	On each Ratchet Date during the GAW Phase, we will adjust your Benefit Base to equal your Current Covered Fund Value if an Interest Rate Reset as described below results in a higher GAW Amount.

A few things to keep in mind regarding the Benefit Base:

•	The Benefit Base is used only for purposes of calculating your Installment Payments during the GAW Phase and the GLWB Settlement Phase. It has no other purpose. The Benefit Base does not provide and is not available as a cash value or settlement value.

•	It is important that you do not confuse your Benefit Base with the Covered Fund(s) Value.

•	During the GLWB Accumulation Phase and the GAW Phase, the Benefit Base will be re-calculated on an annual basis, as described below, and each time you make a GLWB Rider Contribution or take an Excess Withdrawal.

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Subsequent Contributions to Your Covered Fund(s)

During the GLWB Accumulation Phase, you may make additional Contributions to the Covered Fund(s) in addition to your initial Contribution. Additional GLWB Rider Contributions may not be made after the GLWB Accumulation Phase ends. Any subsequent GLWB Rider Contribution is subject to any minimum investment or transfer requirements imposed by the Contract. Please see the Covered Fund(s) prospectus for more information.

All additional GLWB Rider Contributions made after the GLWB Rider Election Date will increase the Benefit Base dollar-for-dollar on the date the Contribution is made. We will not consider the additional purchase of shares of a Covered Fund(s) through reinvested dividends, capital gains, and/or settlements to be a GLWB Rider Contribution. However, they will increase the Covered Fund(s) Value.

We reserve the right to reject additional GLWB Rider Contributions at any time and for any reason. Great-West will provide you with 30 days prior written notice if it determines not to accept additional GLWB Rider Contributions. If Great-West refuses additional GLWB Rider Contributions, you will retain all other rights under the GLWB Rider.

Annual Adjustments to Your Benefit Base

During the Accumulation Phase, a Ratchet Date is the anniversary of the Owner’s GLWB Rider Election Date and each anniversary thereafter. On each Ratchet Date, we will evaluate your Benefit Base, and will adjust your Benefit Base to equal the greater of:

•	your current Benefit Base; or

•	your current Covered Fund(s) Value.

It is important to be aware that even though your Covered Fund(s) Value may increase throughout the year due to capital appreciation, the Benefit Base will not similarly increase until the next Ratchet Date. Unlike Covered Fund(s) Value, your Benefit Base will never decrease solely due to negative Covered Fund(s) performance.

It is important to note that annual adjustments to your Benefit Base will not impact your Covered Fund Value. Your Covered Fund Value can only increase or decrease as described above.

Benefit Base Cap

The Benefit Base may not exceed $5 million. Any value over $5 million will be considered excess Covered Fund(s) Value and will not be used to calculate GAWs. An Owner may Transfer or Distribute any excess Covered Fund(s) Value on a dollar for dollar basis without reducing the Benefit Base and such transfers will not be considered an Excess Withdrawal. However, if the Covered Fund(s) Value falls below $5 million due to an Excess Withdrawal, the Benefit Base will be adjusted as described below.

Excess Withdrawals

The Benefit Base may be adjusted as a result of Excess Withdrawals. During the GLWB Accumulation Phase, except as described above with respect to the Benefit Base Cap, any withdrawals or Transfers from your Covered Fund(s) Value will be categorized as Excess Withdrawals.

You may make withdrawals or change your investments at any time and in any amount that you wish, subject to any federal tax limitations. Additionally, any withdrawals to satisfy your required minimum distribution obligations under the Code (IRA owners only) will be considered an Excess Withdrawal if taken during the GLWB Accumulation Phase.

You should carefully consider the effect of an Excess Withdrawal on both the Benefit Base and the Covered Fund(s) Value during the GLWB Accumulation Phase, as this may affect your future benefits under the GLWB Rider. You are solely responsible for any adverse consequences that may result from any Distributions or withdrawals. You should consult with a financial advisor prior to taking a Distribution or making a withdrawal. In the event you decide to take an Excess Withdrawal, as discussed below, your Covered Fund(s) Value will be adjusted dollar-for-dollar in the amount of the Excess Withdrawal. In addition, Excess Withdrawals may be subject to the Withdrawal Charge. The Benefit Base will be adjusted at the time the Excess Withdrawal is made by the ratio of the Covered Fund(s) Value immediately after the Excess Withdrawal to the Covered Fund(s) Value immediately before the Excess Withdrawal. Accordingly, your Benefit Base could be reduced by more than the amount of the withdrawal.

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Types of Excess Withdrawals

A Distribution or Transfer during the GLWB Accumulation Phase is considered an Excess Withdrawal. An Excess Withdrawal will reduce your Benefit Base and Covered Fund(s) Value. A Distribution occurs when money is paid to you. A Transfer is the movement of money from one Covered Fund to another Covered Fund. If you Transfer any amount out of a Covered Fund, then you will be prohibited from making any Transfers into the same Covered Fund for at least ninety (90) calendar days.

Numerical Example

Excess Withdrawals during the GLWB Accumulation Phase are illustrated as follows:

Covered Fund Value before the Excess Withdrawal adjustment = $50,000

Benefit Base = $100,000

Excess Withdrawal amount*: $10,000

Covered Fund Value after adjustment= $50,000 - $10,000 = $40,000

Covered Fund Value adjustment = $40,000/$50,000 = 0.80

Adjusted Benefit Base = $100,000 x 0.80 = $80,000

*Excess Withdrawals may be subject to the Withdrawal Charge.

Fees Associated with the Covered Fund(s)

Neither the Guarantee Benefit Fee, the mortality and expense charge, nor any other fees or charges assessed to the Covered Fund(s) Value as directed by a Consultant and as agreed to by Great-West shall be treated as an Excess Withdrawal.

Note: The GLWB Rider does not require us to warn you or provide you with notice regarding potentially adverse consequences that may be associated with any withdrawals or other types of transactions involving your Covered Fund. You should carefully monitor your Covered Fund, any withdrawals from your Covered Fund, and any changes to your Benefit Base. You may contact us at 1-877-723-8723 for information about your Benefit Base.

Treatment of a Distribution During the GLWB Accumulation Phase

At the time of any partial or periodic Distribution, if the Covered Person is 59 1⁄2 years of age or older, you may elect to begin the GAW Phase (as described below) and begin receiving GAWs at that time. If you choose not to begin the GAW Phase, the Distribution will be treated as an Excess Withdrawal and will reduce your Covered Fund(s) Value and your Benefit Base (as described above).

If the Covered Person is not yet 59 1⁄2 years old, then any partial or periodic Distribution will be treated as an Excess Withdrawal as described above.

Any Distribution made during the Accumulation Phase to satisfy any contribution limitation imposed under federal law will be considered an Excess Withdrawal at all times. You should consult a qualified tax advisor regarding contribution limits and other tax implications.

Death During the GLWB Accumulation Phase

In the case of a Nonqualified Contract, if an Owner dies before the Initial Installment Date, the GLWB will terminate and the Covered Fund(s) Value shall be paid to the Beneficiary in accordance with the terms of the Contract (unless a Spouse Beneficiary makes an election to continue the Contract as provided in this section).

If a Spouse Beneficiary who was legally married to the deceased Owner under applicable federal law as of the date of death becomes the sole Owner and Beneficiary under the terms of the Contract, the Spouse Beneficiary may continue the Contract and maintain the deceased Owner’s current Benefit Base as of the date of death. In this case, the Ratchet Date will continue to be the same date as it was under the deceased Owner. A Spouse Beneficiary also has the option to establish a new GLWB Rider Election

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Date with a new Benefit Base based on the current Covered Fund Value. In this case, the Ratchet Date will be the anniversary of the new GLWB Rider Election Date. In either situation, the Spouse Beneficiary shall become the sole Owner. The new Owner will be subject to all terms and conditions of the GLWB Rider, Contract and the Code, if applicable. Any election made by a Spouse Beneficiary pursuant to this section is irrevocable.

A non-Spouse Beneficiary cannot elect to maintain the Benefit Base. Upon the death of the Owner, the deceased Owner’s Covered Fund Value will be liquidated and will be transferred into the Great-West Money Market Sub-Account, or any other fund as approved by Great-West, and distributed to the non-Spouse Beneficiary.

GAW Phase

The GAW Phase begins when you elect to receive GAWs under the GLWB Rider. The GAW Phase continues until the Covered Fund(s) Value reaches zero and the GLWB Settlement Phase begins. The GAW Phase cannot begin until all Covered Persons attain age 59 1⁄2.

To initiate the GAW Phase, you must submit a written Request to Great-West. At that time, you must provide sufficient documentation in good order and in a manner reasonably satisfactory to Great-West for Great-West to determine the age of each Covered Person. You may also begin the GAW Phase by initiating a Distribution while you are in the GLWB Accumulation Phase and the Covered Person(s) is 59 1⁄2 years of age or older. At that time, you may elect to begin receiving Installments and establish your GAW%. If you choose not to establish the GAW%, the Distribution will be treated as an Excess Withdrawal and the GAW Phase will not begin. If the Covered Person(s) is not yet 59 1⁄2 years old, then any partial or periodic Distribution will be treated as an Excess Withdrawal and the GAW Phase will not begin. In these situations, the Benefit Base will be adjusted by the ratio of the Covered Fund(s) Value after the Excess Withdrawal to the previous Covered Fund(s) Value.

Because the GAW Phase cannot begin until all Covered Persons under the GLWB Rider attain age 59 1⁄2, any Distributions taken before then will be considered Excess Withdrawals and will be deducted from the Covered Fund(s) Value and Benefit Base. See GLWB Accumulation Phase for more information. No GLWB Rider Contributions may be made to the Covered Fund(s) on and after the Initial Installment Date, which is the date that GAWs begin. If the Annuity Account is not held jointly, the Owner’s Spouse must be the sole Beneficiary. Installments will not begin until such change is made.

Because of decreasing life expectancy as you age, in certain circumstances, the longer you wait to start taking GAWs, the less likely it is that you will benefit from your GLWB Rider. On the other hand, the earlier you begin taking GAWs, the lower the GAW Percentage you will receive and therefore the lower your GAWs (if any) will be. You should talk to your Consultant or tax advisor before initiating the GAW Phase to determine the most financially beneficial time for you to begin taking GAWs.

Calculation of Guaranteed Annual Withdrawals

It is important that you understand how the GAW is calculated because it will affect the benefits you receive under the GLWB Rider. Once you initiate the GAW Phase by submitting a Request to begin receiving GAW payments, we will verify the age of the Covered Person(s) and then determine the amount of the GAW.

To determine the amount of the GAW, we will compare the current Benefit Base to the current Covered Fund Value on the Initial Installment Date. If the Covered Fund Value is greater than the Benefit Base, we will increase the Benefit Base to equal the Covered Fund Value, and the GAW will be based on the increased Benefit Base amount.

During the GAW Phase, your Benefit Base may receive an annual adjustment. This adjustment is discussed below, and, if applicable, will occur on your Ratchet Date. Your Ratchet Date will become the anniversary of the Initial Installment Date and will no longer be the anniversary of the Election Date as it was during the GLWB Accumulation Phase.

We use your Benefit Base to calculate the GAW you receive. However, even though the Benefit Base may be adjusted annually, your GAW% will not change unless there is an Interest Rate Reset of the GAW%. See Annual Review of Your GAW% below.

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It is important to note that Installments during the GAW Phase will reduce your Covered Fund(s) Value on a dollar-for-dollar basis, but they will not reduce your Benefit Base.

Calculation of Installment Amount

The GAW% is based in part on the age of the Covered Person(s) as of the date we calculate the first Installment and the current 10YR as of the previous weekly closing yield as of the last Business Day of the week prior to beginning Installments. If there are two Covered Persons, the GAW% is based on the age of the younger Covered Person multiplied by the Joint Withdrawal Adjustment of 0.90.

The GAW% for a single Covered Person, subject to a minimum and maximum GAW%, is based on the following schedule:

Guaranteed Annual Withdrawal % Table
10YR	Age 59 1⁄2 - 64	Age 65 - 69	Age 70 +
<4%	3.00%	4.00%	4.50%
4% - 4.99%	3.15%	4.50%	4.95%
5% - 5.99%	3.85%	5.50%	6.05%
6% - 6.99%	4.55%	6.50%	7.15%
7% - 7.99%	5.25%	7.50%	8.25%
8%+	5.60%	8.00%	8.30%

For Joint Covered Persons, the same table is used and based on the age of the youngest Covered Person but an additional adjustment, the Joint Withdrawal Adjustment, of 0.90 is applied.

To calculate the GAW, we multiply the Benefit Base by the GAW%, calculated based on the table above, on the Initial Installment Date. The amount of the Installment equals the GAW divided by the number of payments per year under the elected Installment Frequency Option, as described below.

We may allow Installments that annually total less than the GAW.

Numerical Examples of the Guaranteed Annual Withdrawal

Scenario #1:	72 Year Old Single Covered Person
10YR = 5.42%

Benefit Base = $80,000
Single GAW%: 6.05%, (See Guaranteed Annual Withdrawal % Table: Row: 5% - 5.99%; Column: 70+)
GAW = $4,840 ($80,000 x 6.05%)

Scenario #2:	68 Year Old Joint Covered Person with a 63 Year Old Spouse
10YR = 6.44%

Benefit Base = $80,000
Single GAW%: 4.55% (See Guaranteed Annual Withdrawal % Table: Row: 6% - 6.99%; Column: 59 1⁄2 - 64)
Joint GAW% = 4.55% x 0.90 = 4.095% (Single GAW% x Joint Withdrawal Adjustment)
GAW = $3,276 ($80,000 x 4.095%)

Scenario #3:	60 Year Old Single Covered Person
10YR = 3.7%

Benefit Base = $80,000

Single GAW%: 3.0% (See Guaranteed Annual Withdrawal % Table: Row: <4%; Column: 59 1⁄2 - 64)

GAW = $2,400 ($80,000 x 3.0%)

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Scenario #4:	71 Year Old Joint Covered Person with a 65 Year Old Spouse
10YR = 3.0%

Benefit Base = $80,000

Single GAW%: 4.00% (See Guaranteed Annual Withdrawal % Table: Row: <4%; Column: 65 - 69)

Joint GAW% = 4.00% x 0.90 = 3.60% (Single GAW% x Joint Withdrawal Adjustment)

GAW = $2,880 ($80,000 x 3.6%)

Any election which affects the calculation of the GAW is irrevocable. Please consider all relevant factors when making an election to begin the GAW Phase. For example, an election to begin receiving Installments based on a sole Covered Person cannot subsequently be changed to joint Covered Persons once the GAW Phase has begun. Similarly, an election to receive Installments based on joint Covered Persons cannot subsequently be changed to a sole Covered Person. Installments will reduce the Covered Fund(s) Value on a dollar-for-dollar basis.

Installment Frequency Options

Your Installment Frequency Options are as follows:

(a)	Annual – the GAW will be paid on the Initial Installment Date and each anniversary annually, or next business day, thereafter.

(b)	Semi-Annual – half of the GAW will be paid on the Initial Installment Date and in Installments every 6 month anniversary, or next business day, thereafter.

(c)	Quarterly – one quarter of the GAW will be paid on the Initial Installment Date and in Installments every 3 month anniversary, or next business day, thereafter.

(d)	Monthly – one-twelfth of the GAW will be paid on the Initial Installment Date and in Installments every monthly anniversary, or next business day, thereafter.

You may Request to change the Installment Frequency Option starting on each Ratchet Date during the GAW Phase.

Lump Sum Distribution Option

At any time during the GAW Phase, if you are receiving Installments more frequently than annually, you may elect to take a lump sum Distribution up to the remaining scheduled amount of the GAW for that year.

Numerical Example of Lump Sum Distribution

Assume the following:

GAW = $4,800 with a monthly distribution of $400

Three monthly Installments have been made (3 x $400 = $1,200)

Remaining GAW = GAW – paid Installments to date = $4,800 - $1,200 = $3,600

So, a Lump Sum Distribution of $3,600 may be taken.

Suspending and Re-Commencing Installments After a Lump Sum Distribution

It is your responsibility to Request the suspension of the remaining Installments that are scheduled to be paid during the year until the next Ratchet Date. If you choose not to suspend the remaining Installments for the year, an Excess Withdrawal may occur. (See Effect of Excess Withdrawals During the GAW Phase described below).

After receiving a Lump Sum Distribution and suspending Installments, you must notify Great-West that you wish to recommence Installment payments for the next year. Great-West must receive notice 30 calendar days before the next Ratchet Date that you wish to recommence payments; otherwise, Great-West will not make any Installments. The Ratchet Date will not change if Installments are suspended.

The Owner is solely responsible for any adverse consequences that may result of any Distributions or withdrawals. The Owner should consult with a financial advisor prior to making any withdrawals.

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Annual Review of Your GAW%

Once a year, on your Ratchet Date, we will review your GAW and may make an adjustment by increasing your GAW amount. This adjustment, if applicable, will be made either by an Interest Rate Reset or by a Ratchet. We first will determine whether an Interest Rate Reset is applicable. If an Interest Rate Reset is applicable, the GAW will automatically increase to the higher GAW amount. We then will determine if a Ratchet is applicable and results in a higher GAW. If neither calculation is applicable, then no adjustment to the GAW will be made.

Interest Rate Reset. For an Interest Rate Reset, we will calculate a hypothetical GAW by multiplying the Covered Fund(s) Value, subject to the Benefit Base cap, by a GAW% based on the current 10YR and your age on the Initial Installment Date (and including the Joint Withdrawal Adjustment, if applicable). We will then compare the result of that hypothetical calculation to your previous GAW to determine if the hypothetical GAW is higher than your previous GAW. If so, we will adjust the GAW to the higher amount and will adjust the Benefit Base to equal the current Covered Fund Value. An adjustment to the GAW will increase or decrease the Benefit Base.

Ratchet. Just like the Accumulation Phase, we will compare the Covered Fund Value to determine if it exceeds the Benefit Base. If so, we will adjust the Benefit Base to equal the Covered Fund Value. For purposes of determining whether the Ratchet is more favorable than both the current GAW and the Interest Rate Reset, we will calculate a hypothetical GAW based on the Ratchet’s adjusted Benefit Base and prior year’s GAW%. We will then compare that to the current GAW and the GAW that would result from an Interest Rate Reset, as demonstrated in the examples below.

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Numerical Example #1: Interest Rate Reset is Most Beneficial

Prior Year GAW
Prior Benefit Base		$450,000
Prior GAW%		4.00%
Prior GAW		$18,000

Inputs to Annual Review of your GAW
Current Covered Fund Value		$445,000
Current 10YR		4.10%

Age/Joint Election on Initial Installment Date
Single or Joint Withdrawals		Single
Age Withdrawals Started		65

Comparison Calculations

#1: Interest Rate Reset
First, use table below to determine Single GAW% based on current 10YR
10YR	Age 59 1⁄2 - 64	Age 65 - 69	Age 70+
<4%	3%	4%	4.50%
4% to 4.99%	3.15%	4.50%	4.95%
5% to 5.99%	3.85%	5.50%	6.05%
6% to 6.99%	4.55%	6.50%	7.15%
7% to 7.99%	5.25%	7.50%	8.25%
8%+	5.60%	8%	8.30%
Single GAW% (4.50%)				4.50%
Interest Rate Reset GAW: $445,000 x 4.500%				$20,025

#2: Ratchet
Is $445,000 higher than $450,000?				No
Ratchet Benefit Base: NA, Covered Fund Value less than Prior Benefit Base				NA
Ratchet GAW: NA				NA

Highest Calculation and Resulting GAW
New GAW: Greatest of Prior GAW ($18,000) and Interest Rate Reset GAW ($20,025)				$20,025
New Benefit Base Based on Interest Rate Reset GAW: $445,000 x 4.500%				$445,000
New GAW% Based on Interest Rate Reset GAW: $445,000 x 4.500%				4.50%

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Numerical Example #2: Ratchet is Most Beneficial

Prior Year GAW
Prior Benefit Base		$250,000
Prior GAW%		5.50%
Prior GAW		$13,750

Inputs to Annual Review of your GAW
Current Covered Fund Value		$275,000
Current 10YR		4.80%

Age/Joint Election on Initial Installment Date
Single or Joint Withdrawals		Single
Age Withdrawals Started		65

Comparison Calculations

#1: Interest Rate Reset
First, use table below to determine Single GAW% based on current 10YR
10YR	Age 59 1⁄2 - 64	Age 65 - 69	Age 70+
<4%	3%	4%	4.50%
4% to 4.99%	3.15%	4.50%	4.95%
5% to 5.99%	3.85%	5.50%	6.05%
6% to 6.99%	4.55%	6.50%	7.15%
7% to 7.99%	5.25%	7.50%	8.25%
8%+	5.60%	8%	8.30%
Single GAW% (4.50%)				4.50%
Interest Rate Reset GAW: $275,000 x 4.500%				$12,375

#2: Ratchet
Is $275,000 higher than $250,000?				Yes
Ratchet Benefit Base: Current Covered Fund Value				$275,000
Ratchet GAW: 275,000 x 5.500%				$15,125

Highest Calculation and Resulting GAW
New GAW: Greatest of Prior GAW ($13,750), Interest Rate Reset GAW ($12,375) and Ratchet GAW ($15,125)				$15,125
New Benefit Base Based on Ratchet GAW: $275,000 x 5.500%				$275,000
New GAW% Based on Ratchet GAW: $275,000 x 5.500%				5.50%

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Numerical Example #3: Prior GAW is Most Beneficial

Prior Year GAW
Prior Benefit Base		$120,000
Prior GAW%		6.05%
Prior GAW		$7,260

Inputs to Annual Review of your GAW
Current Covered Fund Value		$100,000
Current 10YR		4.54%

Age/Joint Election on Initial Installment Date
Single or Joint Withdrawals		Single
Age Withdrawals Started		71

Comparison Calculations

#1: Interest Rate Reset
First, use table below to determine Single GAW% based on current 10YR
10YR	Age 59 1⁄2 - 64	Age 65 - 69	Age 70+
<4%	3%	4%	4.50%
4% to 4.99%	3.15%	4.50%	4.95%
5% to 5.99%	3.85%	5.50%	6.05%
6% to 6.99%	4.55%	6.50%	7.15%
7% to 7.99%	5.25%	7.50%	8.25%
8%+	5.60%	8%	8.30%
Single GAW% (4.95%)				4.95%
Interest Rate Reset GAW: $100,000 x 4.950%				$4,950

#2: Ratchet
Is $100,000 higher than $120,000?				No
Ratchet Benefit Base: NA, Covered Fund Value less than Prior Benefit Base				NA
Ratchet GAW: NA				NA

Highest Calculation and Resulting GAW
GAW: Greatest of Prior GAW ($7,260) and Interest Rate Reset GAW ($4,950)				$7,260
Benefit Base Based on Prior GAW				$120,000
GAW% Based on Prior GAW				6.05%

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Numerical Example #4: Interest Rate Reset is Most Beneficial

Prior Year GAW
Prior Benefit Base		$120,000
Prior GAW%		6.05%
Prior GAW		$7,260

Inputs to Annual Review of your GAW
Current Covered Fund Value		$90,000
Current 10YR		7.41%

Age/Joint Election on Initial Installment Date
Single or Joint Withdrawals		Single
Age Withdrawals Started		71

Comparison Calculations

#1: Interest Rate Reset
First, use table below to determine Single GAW% based on current 10YR
10YR	Age 59 1⁄2 - 64	Age 65 - 69	Age 70+
<4%	3%	4%	4.50%
4% to 4.99%	3.15%	4.50%	4.95%
5% to 5.99%	3.85%	5.50%	6.05%
6% to 6.99%	4.55%	6.50%	7.15%
7% to 7.99%	5.25%	7.50%	8.25%
8%+	5.60%	8%	8.30%
Single GAW% (8.25%)				8.25%
Interest Rate Reset GAW: $90,000 x 8.250%				$7,425

#2: Ratchet
Is $90,000 higher than $120,000?				No
Ratchet Benefit Base: NA, Covered Fund Value less than Prior Benefit Base				NA
Ratchet GAW: NA				NA

Highest Calculation and Resulting GAW
New GAW: Greatest of Prior GAW ($7,260) and Interest Rate Reset GAW ($7,425)				$7,425
New Benefit Base Based on Interest Rate Reset GAW: $90,000 x 8.250%				$90,000
New GAW% Based on Interest Rate Reset GAW: $90,000 x 8.250%				8.25%

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Numerical Example #5: Ratchet is Most Beneficial

Prior Year GAW
Prior Benefit Base		$120,000
Prior GAW%		6.05%
Prior GAW		$7,260

Inputs to Annual Review of your GAW
Current Covered Fund Value		$140,000
Current 10YR		3.98%

Age/Joint Election on Initial Installment Date
Single or Joint Withdrawals		Single
Age Withdrawals Started		71

Comparison Calculations

#1: Interest Rate Reset
First, use table below to determine Single GAW% based on current 10YR
10YR	Age 59 1⁄2 - 64	Age 65 - 69	Age 70+
<4%	3%	4%	4.50%
4% to 4.99%	3.15%	4.50%	4.95%
5% to 5.99%	3.85%	5.50%	6.05%
6% to 6.99%	4.55%	6.50%	7.15%
7% to 7.99%	5.25%	7.50%	8.25%
8%+	5.60%	8%	8.30%
Single GAW% (4.50%)				4.50%
Interest Rate Reset GAW: $140,000 x 4.500%				$6,300

#2: Ratchet
Is $140,000 higher than $120,000?				Yes
Ratchet Benefit Base: Current Covered Fund Value				$140,000
Ratchet GAW: 140,000 x 6.05%				$8,470

Highest Calculation and Resulting GAW
New GAW: Greatest of Prior GAW ($7,260), Interest Rate Reset GAW ($6,300) and Ratchet GAW ($8,470)				$8,470
New Benefit Base Based on Ratchet GAW: $140,000 x 6.050%				$140,000
New GAW% Based on Ratchet GAW: $140,000 x 6.050%				6.05%

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Payments on Death During GAW Phase

If an Owner Dies After the Initial Installment Date as a Single Covered Person for Non-Qualified Contracts

If an Owner dies after the Initial Installment date without a second Covered Person, the GLWB will terminate and no further Installments will be paid. If the death occurs before the GLWB Settlement Phase, the remaining Covered Fund Value will be liquidated and will be transferred into the Great-West Money Market Sub-Account, or any other fund as approved by Great-West, and distributed to the Beneficiary. If permitted by the Contract and the Code, if applicable, the Beneficiary may elect to have a new Contract issued with the Beneficiary as the sole Owner and Covered Person, in which event an initial Benefit Base shall be established and he or she will be subject to all terms and conditions of the Contract and the Code, if applicable. Any election made by the Beneficiary is irrevocable.

If an Owner Dies After the Initial Installment Date while Second Covered Person is Living for Non-Qualified Contracts

Upon the death of an Owner after the Initial Installment Date, and while a second Covered Person who was legally married to the deceased Owner under applicable federal law on the date of death is still living, the surviving Covered Person will become the sole Owner and Beneficiary (if permitted by the terms of the Contract and the Code, if applicable), and he or she will acquire all rights under the Contract and will continue to receive GAWs based on the deceased Owner’s election. Installments may continue to be paid to the surviving Covered Person based on the GAW% for Joint Covered Persons. Installments will continue to be paid to the surviving Covered Person until his or her death and, upon death, the surviving Covered Person’s beneficiary will receive any remaining Covered Fund(s) Value if such death occurs before the GLWB Settlement Phase. Alternatively, the surviving Covered Person may elect to receive his or her portion of the Covered Fund(s) Value as a lump sum Distribution. In either situation the Ratchet Date will be the date when the Annuity Account is established.

To the extent the surviving Covered Person/Beneficiary becomes the sole Owner, he or she will be subject to all terms and conditions of the Contract, the GLWB Rider and the Code, if applicable.

Any election made by the Beneficiary pursuant to this section is irrevocable.

If the Owner Dies After the Initial Installment Date as a Single Covered Person for Qualified Contracts

If the Owner dies after the Initial Installment Date without a second Covered Person, the GLWB will terminate and no further Installments will be paid. If the death occurs before the GLWB Settlement Phase, the remaining Covered Fund Value shall be distributed to the Beneficiary in accordance with the terms of the Contract. If permitted by the Contract and the Code, the Owner’s Beneficiary may elect to continue the Contract in which event an initial Benefit Base shall be established and he or she will be subject to all terms and conditions of the GLWB Rider and the Code. Any election made by the Beneficiary is irrevocable.

If the Owner Dies After the Initial Installment Date while Second Covered Person is Living for Qualified Contracts

Upon the death of an Owner after the Initial Installment Date, and while the second Covered Person is still living, the second Covered Person/Beneficiary may elect to become an Owner (if permitted by the Contract and the Code) and he or she will acquire all rights under the GLWB Rider and continue to receive GAWs based on the original Owner’s election. Installments may continue to be paid to the surviving Covered Person based on the GAW% for Joint Covered Persons. Installments will continue to be paid to the surviving Covered Person until his or her death and, upon death, the surviving Covered Person’s beneficiary will receive any remaining Covered Fund Value. Alternatively, he or she may elect to receive his or her portion of the Covered Fund Value as a lump sum Distribution or can separately elect to become an Owner. In either situation the Ratchet Date will be the date when the Account is established.

To the extent the Beneficiary becomes an Owner, he or she will be subject to all terms and conditions of the GLWB Rider and the Code.

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Effect of Excess Withdrawals During the GAW Phase

After the Initial Installment Date, the portion of Distributions or Transfers, that, combined with all other amounts, exceeds the GAW amount will be considered an Excess Withdrawal. The Benefit Base will be adjusted by the ratio of the new Covered Fund(s) Value (after the Excess Withdrawal) to the previous Covered Fund(s) Value (before the Excess Withdrawal). If an Excess Withdrawal occurs, the GAW and current Benefit Base will be adjusted on the next Ratchet Date.

If an Owner requests a Distribution or Transfer over the telephone, Great-West will advise the Owner whether such Distribution or Transfer will be considered an Excess Withdrawal and/or advise the maximum amount that he or she could receive prior to the Distribution or Transfer being considered an Excess Withdrawal. Alternatively, if an Owner makes a Request in writing, Great-West will advise the Owner that Excess Withdrawals could reduce future benefits by more than the dollar amount of the Excess Withdrawal and that the Owner may contact Great-West by telephone to determine whether, as of the date of the Request, the requested Distribution or Transfer would be considered an Excess Withdrawal. The actual dollar effect of such Distribution or Transfer will be determined as of the date that Great-West receives the Request, subject to the terms set forth in the written Request.

Numerical Example:

Covered Fund Value before GAW =	$55,500

Benefit Base =	$100,000

GAW % =	5.5%

GAW Amount =	$100,000 x 5.5% = $5,500

Total annual withdrawal:	$10,500
Excess Withdrawal =	$10,500 – $5,500 = $5,000

Covered Fund Value after GAW =	$55,500 – $5,500 = $50,000

Covered Fund Value after Excess Withdrawal =	$50,000 – $5,000 = $45,000

Adjustment due to Excess Withdrawal =	$45,000/$50,000 = 0.90

Adjusted Benefit Base =	$100,000 x 0.90 = $90,000

Adjusted GAW Amount =	$90,000 x 5.5% = $4,950

(Assuming no GAW increase on succeeding Ratchet Date)

Installments are not assessed Withdrawal Charges. However, during the GAW Phase, in each year beginning and ending on the anniversary of the Effective Date, the amount of free withdrawals available to the Owner will be reduced by the total amount of Installments paid. Thus, Excess Withdrawals may be subject to the Withdrawal Charge.

GLWB Settlement Phase

The GLWB Settlement Phase begins when the Covered Fund(s) Value has reduced to zero as a result of negative Covered Fund(s) performance, payment of the Guarantee Benefit Fee, mortality and expense fees, and/or GAWs, but the Benefit Base is still positive.

When the GLWB Settlement Phase begins, if the remaining Covered Fund(s) Value is less than the amount of the final Installment in the GAW Phase, Great-West will pay the remaining balance of the Installment within 7 days from the Installment Date. Installments continue for your life under the terms of the GLWB Rider, but all other rights and benefits under the GLWB Rider will terminate. Installments will continue in the same frequency as previously elected, and cannot be changed during the Settlement Phase.

Distributions and Transfers are not permitted during the Settlement Phase.

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During the Settlement Phase, the Guarantee Benefit Fee will not be deducted. When the last Covered Person dies during the Settlement Phase, the Rider will terminate and no Installments will be paid to the Beneficiary.

Divorce and the Income Segment

Divorce During the GLWB Accumulation Phase – Non-Qualified Contracts

If the Annuity Account is transferred or split pursuant to a settlement agreement or a court-issued divorce Decree before the Initial Installment Date, the Owner(s) must immediately notify us and provide a copy of the Decree and any other information that we may require.

If the former Spouse of the Owner becomes the sole Owner of the Annuity Account by a settlement agreement or a court-issued divorce Decree, the Owner may request that the Contract be reissued with the former Spouse as the sole Owner, otherwise the Contract and GLWB Rider will be terminated. If the Contract is so reissued, the current Benefit Base will be maintained.

If the Annuity Account is divided between the Owner and the Owner’s former Spouse by a settlement agreement or a court-issued divorce Decree, the Owner’s current Contract will be maintained and a new Contract will be issued to the former Spouse. The Benefit Base will be divided in the same proportion as the respective Covered Fund Values as of the date of issuance.

If a new Contract is issued, previously made Contributions will not be subject to a new Withdrawal Charge schedule.

Divorce During the GLWB Accumulation Phase – Qualified Contracts

Pursuant to Section 408(d)(6) of the Code and the regulations thereunder, Great-West will make payment to the Alternate Payee and/or establish an Annuity Account on behalf of the Alternate Payee named in a Decree received during the GLWB Accumulation Phase. The Alternate Payee shall be responsible for submitting a Request to begin Distributions in accordance with the Code.

If the Alternate Payee named in the Decree is the Owner’s Spouse during the Accumulation Phase, he or she may elect to become an Owner, either by maintaining the current Benefit Base of the previous Owner, divided pursuant to the terms of the Decree, or establishing a new Benefit Base based on the current Covered Fund Value on the date his or her Annuity Account is established and he or she will continue as an Owner. If the Alternate Payee elects to maintain the current Benefit Base, the Benefit Base will be divided between the Owner and the Alternate Payee in the same proportion as their respective Covered Fund Values pursuant to the terms of the Decree In either situation, the Alternate Payee’s Election Date shall be the date the Annuity Account is established.

To the extent that the Alternate Payee becomes an Owner, she or he will be subject to all terms and conditions of the Contract.

Any election made by the Alternate Payee pursuant to this section is irrevocable.

If a new Contract is issued, previously made Contributions will not be subject to a new Withdrawal Charge schedule.

Divorce During the GAW Phase – Non-Qualified Contracts

If the Annuity Account is transferred or split pursuant to a settlement agreement or a court-issued divorce Decree after the Initial Installment Date but before the GLWB Settlement Phase, the Owner(s) must immediately notify Great-West and provide the information that Great-West requires.

Pursuant to the agreement or decree, if there is a single Covered Person, the Benefit Base and GAW will be divided between the Spouses in the same proportion as their respective Covered Fund Values as of the effective date of the agreement or decree. The Owner may continue to receive proportional GAWs after the Annuity Accounts are split. The former Spouse may elect to receive his or her portion of the Covered Fund Value as a lump sum Distribution or can separately elect to become and Owner and receive his or her proportional GAWs.

Pursuant to the agreement or decree, if there are two Covered Persons, the Benefit Base and GAW will be divided in the same proportion as their respective Covered Fund Values as of the effective date of the agreement or decree. The Owner may continue to receive the proportional GAWs after the Annuity Accounts are split, based on the amounts calculated pursuant to the joint Covered Persons GAW%. The

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former Spouse may elect to receive his or her portion of the Covered Fund Value as a lump sum Distribution or can separately elect to continue proportionate GAWs in the GAW Phase based on the amounts calculated pursuant to the joint Covered Persons GAW% after the Annuity Accounts are split. A new Installment anniversary date will be established for the former Spouse on the date the Annuity Accounts are split.

In the alternative, the former Spouse may establish a new GLWB in the Accumulation Phase with the Benefit Base based on the current Covered Fund Value on the date his or her Annuity Account is established.

To the extent that the former Spouse becomes an Owner, he or she will be subject to all terms and conditions of the GLWB Rider and the Code.

Any election made by the former Spouse pursuant to this section is irrevocable.

If a new Contract is issued, previously made Contributions will not be subject to a new Withdrawal Charge schedule.

Divorce During the GAW Phase – Qualified Contracts

Pursuant to Section 408(d)(6) of the Code and the regulations thereunder, Great-West will make payment to the Alternate Payee and/or establish an Annuity Account on behalf of the Alternate Payee named in a Decree approved during the GAW Phase. The Alternate Payee shall be responsible for submitting a Request to begin Distributions in accordance with the Code.

Pursuant to the instructions in the Decree, if there is a single Covered Person, the Benefit Base and GAW will be divided in the same proportion as their respective Covered Fund Values as of the effective date of the Decree. The Owner may continue to receive the proportional GAWs after the Annuity Accounts are split. If the Alternate Payee is the Owner’s Spouse, he or she may elect to receive his or her portion of the Covered Fund Value as a lump sum Distribution or can separately elect to become an Owner.

Pursuant to the instructions in the Decree, if there are two Covered Persons, the Benefit Base and GAW will be divided in the same proportion as their respective Covered Fund Values as of the effective date of the Decree. The Owner may continue to receive the proportional GAWs after the Annuity Accounts are split, based on the amounts calculated pursuant to the joint Covered Persons GAW%. If the Alternate Payee is the Owner’s Spouse, he or she may elect to receive his or her portion of the Covered Fund Value as a lump sum Distribution or can separately elect to continue proportionate GAWs in the GAW Phase based on the amounts calculated pursuant to the joint Covered Persons GAW% after the Annuity Accounts are split. A new Installment anniversary date will be established for the Alternate Payee on the date the Annuity Accounts are split.

In the alternative, the Alternate Payee may establish a new GLWB in the Accumulation Phase with the Benefit Base based on the current Covered Fund Value on the date his or her Annuity Account is established.

To the extent that the Alternate Payee becomes an Owner, he or she will be subject to all terms and conditions of the GLWB Rider and the Code.

Any election made by the Alternate Payee pursuant to this section is irrevocable.

If a new Contract is issued, previously made Contributions will not be subject to a new Withdrawal Charge schedule.

Divorce During the GLWB Settlement Phase

If a Request is made in connection with a divorce, Great-West will divide the Installment pursuant to the terms of any settlement or divorce decree. Installments will continue pursuant to the lives of each payee.

Termination of the GLWB Rider

The GLWB Rider will terminate upon the earliest of:

(a) the date of death of the Owner if there is no surviving Covered Person;

(b) the date there is no longer a Covered Person under the GLWB Rider;

(c) the date the Contract is terminated;

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(d) the date the Benefit Base is reduced to zero prior to the GLWB Settlement Phase due to one or more Excess Withdrawals;

(e) the Annuitant’s 91st birthday, if no Installments have been taken;

(f) when the Guarantee Benefit Fee is not received by Great-West, when due; or

(g) In those states that the Contract permits you to change the Owner of the Contract or assign the Contract, upon a change in ownership or assignment unless the new Owner or assignee assumes full ownership and is the surviving Spouse of the Owner or if a former Spouse of the Owner becomes the sole Owner pursuant to a settlement agreement or court-issued divorce decree.

If the GLWB is cancelled, the Benefit Base, GAW and any other benefit accrued or received under the GLWB shall terminate. The Owner may not make any subsequent GLWB Rider Contributions into the same Covered Fund(s) until at least ninety (90) calendar days after termination of the GLWB, at which point a new GLWB Rider Election Date shall be recorded. In such an event, the Benefit Base will be based on the current Covered Fund(s) Value on the date the new GLWB is established.

We will not provide Owners with notice prior to termination of the Contract or GLWB Rider and the Guarantee Benefit Fee will not be refunded upon termination of the GLWB Rider.

You should consult with your financial professional to assist you in determining whether the GLWB Rider is suited for your financial needs and investment risk tolerance. Adding the GLWB Rider to your Contract may not be in your interest since all conditions of the Rider must be met, an additional annual fee is imposed and a Covered Person must remain living for you to receive certain benefits. Furthermore, the GLWB Rider contains different investment options (Covered Funds) and special investment limitations with conditions than otherwise available under the Contract. You should carefully consider each of these factors before deciding if a GLWB Rider is suitable for your needs, especially at older ages.

Seek Tax Advice

The following discussion of the federal income tax consequences is only a brief summary and is not intended as tax advice. The federal income tax consequences discussed here reflect our understanding of current law and the law may change. Federal estate tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on your individual circumstances or the circumstances of the person who receives the distribution. You should consult a tax advisor for further information.

Federal Tax Matters

The following discussion is a general description of federal income tax considerations relating to the Contract and is not intended as tax advice. This discussion assumes that the Contract qualifies as an annuity contract for federal income tax purposes. This discussion is not intended to address the tax consequences resulting from all situations. If you are concerned about the tax implications relating to the ownership or use of the Contract, you should consult a competent tax advisor before initiating any transaction.

This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the IRS. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

Because tax laws, rules, and regulations are constantly changing, we do not make any guarantees about the Contract’s tax status.

Taxation of Annuities

Section 72 of the Code governs the taxation of annuities. An owner who is a “natural person” will not generally be taxed on increases, if any, in the value of the Annuity Account Value until all or part of the Annuity Account Value is distributed (for example, withdrawals, GAW payments or annuity payouts under the annuity payout option elected). Under a Grantor Trust, the Grantor, who must be a natural person, is treated as the Owner of the Contract for tax purposes. The taxable portion of a distribution (in the form of a single sum payout, a withdrawal, a GAW payment or an annuity) is taxable as ordinary income.

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Withdrawals

Partial withdrawals, including GAW payments and periodic withdrawals that are not part of an annuity payout, are generally treated as taxable income to the extent that the Annuity Account Value immediately before the withdrawal exceeds the “investment in the Contract” at that time. Full surrenders are treated as taxable income to the extent that the amount received exceeds the “investment in the Contract.” The taxable portion of any withdrawal is taxed at ordinary income tax rates.

The IRS has not provided guidance as to the tax treatment of the charge for the GLWB (the Guarantee Benefit Fee) under the Contract. The IRS could treat the deduction of the Guarantee Benefit Fee from the Covered Fund Value as a deemed withdrawal from the contract subject to current income tax to the extent the amount deemed received exceeds the investment in the Contract and, if applicable, the 10% premature distribution penalty tax. We do not currently report charges for the GLWB as withdrawals, but we will do so in the future if the IRS requires that we do so.

Annuity Payouts

Although the tax consequences will vary depending on the annuity form elected under the Contract, in general, only the portion of the annuity payout that exceeds the exclusion amount will be taxed. The exclusion amount is generally determined by a formula that establishes the ratio of the “investment in the Contract” to the expected return under the Contract. For variable annuity payouts, in general there is no tax on the portion of each payout which represents the same ratio that the “investment in the Contract” allocated to the variable annuity payouts bears to the number of payouts expected to be made (determined by Treasury Department regulations which take into account the Annuitant’s life expectancy and the form of annuity benefit selected). However, the remainder of each annuity payout is taxable. Once the “investment in the Contract” has been fully recovered, the full amount of any additional annuity payouts is taxable. If the annuity payments stop as a result of an Annuitant’s death before full recovery of the “investment in the Contract,” you should consult a competent tax advisor regarding the deductibility of the unrecovered amount.

Under a new tax provision enacted in 2010, if part of an annuity contract’s value is applied to an annuity option that provides payments for one or more lives or for a period of at least ten years, those payments may be taxed as annuity payments instead of withdrawals.

The taxable portion of any annuity payout is taxed at ordinary income tax rates.

Penalty Tax

There may be a federal income tax penalty imposed equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions:

•	Made on or after the date on which the Owner reaches age 59 1⁄2.
•	Made as a result of death or disability of the Owner.
•	Received in substantially equal periodic payouts (at least annually) for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the Beneficiary.

Similar penalties are imposed on premature distributions from Qualified Contracts. For more details regarding this penalty tax and other exemptions that may be applicable, consult a competent tax advisor.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the Contract because of the death of an Owner. Generally such amounts are included in the income of the recipient as follows:

•	If distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above.
•	If distributed under an annuity form, they are taxed in the same manner as annuity payouts, as described above.

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Distribution at Death

For a Non-Qualified Contract to be treated as an annuity contract for federal income tax purposes, the terms of the Contract must provide the following two distribution rules:

•	If the Owner dies before the date annuity payouts start, the entire Annuity Account Value must generally be distributed within five years after the date of death. If payable to a designated Beneficiary, the distributions may be paid over the life of that designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, so long as payouts start within one year of the Owner’s death. If the sole designated Beneficiary is the Owner’s Spouse, the Contract may be continued in the name of the Spouse as Owner.
•	If the Owner dies on or after the date annuity payouts start, and before the entire interest in the Contract has been distributed, payments under the Contract must continue on the same or on a more rapid schedule than that provided for in the method in effect on the date of death.

See the discussion below for Required Minimum Distributions from Qualified Contracts.

Diversification of Investments

For a Non-Qualified Contract to be treated as an annuity for federal income tax purposes, the investments of the Sub-Accounts must be “adequately diversified” in accordance with Treasury Department Regulations. If the Series Account or a Sub-Account failed to comply with these diversification standards, a Non-Qualified Contract would not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Annuity Account Value over the “investment in the Contract.”

Although we may not control the investments of the Covered Fund(s) or the Portfolios, we expect that the Covered Fund(s) and the Portfolios will comply with such regulations so that the Sub-Accounts will be considered “adequately diversified.” Owners bear the risk that the entire Non-Qualified Contract could be disqualified as an annuity under the Code due to the failure of the Series Account or a Sub-Account to be deemed to be adequately diversified.

Owner Control

In connection with its issuance of temporary and proposed regulations under Section 817(h) in 1986, the Treasury Department announced that those regulations did not “provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company to be treated as the owner of the assets in the account” (which would result in the current taxation of the income on those assets to the Owner). In Revenue Ruling 2003-91, the IRS provided such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes. Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. We do not believe that the ownership rights of an Owner under the Contract would result in any Owner being treated as the owner of the assets of the Contract under Rev. Rul. 2003-91. However, we do not know whether the IRS will provide additional guidance on this issue and what standards that guidance may contain. Therefore, we reserve the right to modify the Contract as necessary to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Contract.

Multiple Contracts

All deferred, Non-Qualified Annuity Contracts that Great-West (or our affiliates) issues to the same Owner during any calendar year must be treated as a single annuity contract for purposes of determining the taxable amount.

Withholding

Distributions generally are subject to withholding at rates that vary according to the type of distribution and the recipient’s tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions.

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Section 1035 Exchanges

Code Section 1035 provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. Generally, an annuity contract issued in an exchange for another annuity contract is treated as new for purposes of the penalty and distribution at death rules.

If the initial Contribution is made as a result of an exchange or surrender of another annuity contract, we may require you to inform us regarding the federal income tax status of the previous annuity contract.

In Revenue Procedure 2011-38, the IRS eased the restrictions on when a partial transfer between annuity contracts will be treated as a tax-free exchange under Code Section 1035. The original restrictions were imposed by Revenue Procedure 2008-24, which set forth the circumstances under which a direct transfer of a portion of the cash surrender value of an existing annuity contract for a second annuity contract would be treated by the IRS as a tax-free exchange.

Under Rev. Proc. 2011-38:

1.      The period of time in which cash can be withdrawn from either contract after a partial transfer has been significantly shortened from 12 months beginning on the date of the transfer to 180 days, and

2.      Annuity payments that satisfy the newly enacted partial annuitization rule of IRC § 72(a)(2) will not be treated as a distribution from either the old or new contract.

Rev. Proc. 2011-38 is effective for transfers that are completed on or after October 24, 2011.

Please discuss any tax consequences concerning any contemplated or completed transactions with a competent tax advisor.

Assignment, Transfer or Exchange of the Contract

Unless otherwise required by the state in which the Contract is issued, the Owner may not be changed and the Contract may not be transferred, sold, assigned, pledged, charged, encumbered, or in any way alienated.

In certain states the Contract permits you to assign your interest in the Contract. In such states, you must submit to us an original or certified copy of the assignment. Once we record the assignment, the Owner’s rights and those of the Beneficiary are subject to the assignment. We are not responsible for the validity of any assignment. In these states, an assignment of the Contract will result in termination of the GLWB Rider except in certain circumstances. See Termination of the GLWB Rider on page 51.

The designation of an Annuitant or other Beneficiary who is not also the Owner may result in adverse tax consequences that are not discussed in this Prospectus.

Health Care and Education Reconciliation Act of 2010

The Health Care and Education Reconciliation Act of 2010 (the “Act”) imposes a 3.8% tax in taxable years beginning in 2013 on an amount equal to the lesser of (a) “net investment income”; or (b) the excess of a taxpayer’s modified adjusted gross income over a specified income threshold ($250,000 for married couples filing jointly, $125,000 for married couples filing separately, and $200,000 for everyone else). “Net investment income” is defined for this purpose as including the excess (if any) of gross income from annuities over allowable deductions, as such terms are defined in the Act. The term net investment income excludes any distribution from an IRA or certain other retirement plans or arrangements. Please consult the impact of the Act on you with a competent tax advisor.

Domestic Partnerships, Civil Unions and Same-Sex Marriages

Domestic partners and individuals in civil unions are not treated as “Spouses” under this Contract. We reserve the right to change this treatment in order to maintain the tax status of the Contract as an annuity contract and/or comply with applicable state law. Thus, notwithstanding any language in the Prospectus, Contract or GLWB Rider to the contrary, Great-West will comply with the law of the state where the Contract is issued with respect to coverage and benefits available to a person who is in a legally-sanctioned domestic partnership or civil union and to their families. Additionally, there are unanswered questions resulting from the U.S. Supreme Court’s decision repealing that provision of the Defense of Marriage Act (DOMA) that defined the word “spouse,” for purposes of federal law, to mean

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“only a person of the opposite sex who is a husband or a wife.” You are encouraged to read the Prospectus and Contract and consider the implications of that decision with the assistance of qualified financial and tax advisors to identify the known and unanswered implications for the Contract.

Qualified Contracts

Notwithstanding any provision of the Contract or GLWB Rider, certain provisions apply to Contracts intended to qualify as Individual Retirement Annuities under section 408(b) of the Code:

•	Only the Owner may be the Annuitant of the Contract;
•	Only one Owner may be established under the Contract;
•	The Contract will be established for the exclusive benefit of the Owner and the Beneficiary;
•	The entire interest of the Owner is non-forfeitable;
•	The Contract is non-transferable. The Owner may not borrow any money under the Contract or pledge it as security for a loan. The Owner may not sell, assign or transfer the Contract, unless permitted by a Divorce or Separation Decree.
•	Separate records will be maintained for the interest of each Owner. Great-West will furnish an annual calendar year report on the status of the Contract and such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue.

Contributions to Qualified Contracts

Except in the case of a “rollover contribution” as permitted by sections 402(c), 402(e)(6), 403(a)(4), 403(b)(8) 403(b)(10) 408(d)(3) or 457(e)(16) of the Code or a Contribution made in accordance with the terms of a Simplified Employee Pension (SEP), as described in § 408(k), Contributions will only be accepted if they are in cash. The total of such Contributions shall not exceed the maximum as Section 219(b)(5)(A) of the Code may allow, for any taxable year, regardless of whether such Contributions are deductible by the Owner under Section 219(b)(1) of the Code. In the case of an individual who is age 50 or older, the annual cash Contribution limit is increased by the amount as Section 219(b)(5)(B) of the Code may allow for any taxable year.

The Owner shall have the sole responsibility for determining whether any premium payment meets applicable income tax requirements.

Required Minimum Distributions from Qualified Contracts

Required Minimum Distributions (“RMDs”) made from the GLWB Rider will only be made in a manner consistent with the required minimum distribution rules or other provisions of the Code.

It is the responsibility of the Owner to Request payments in accordance with the minimum distribution requirements of the Code. Great-West is not responsible for any penalties resulting from a failure to Request timely payments in the proper amount. The Owner must begin to take payments which satisfy the minimum distribution requirements of the Code no later than April 1 of the calendar year following the calendar year in which the Owner attains age 70 1⁄2.

Any RMD during the GLWB Accumulation Phase will be considered an Excess Withdrawal.

During the GAW Phase, RMDs will not be considered to be Excess Withdrawals if the required minimum distribution causes the total Distributions to exceed the GAW amount to the extent the RMD amount is attributable to the Covered Fund(s).

The Owner should consult a tax advisor regarding withdrawals to satisfy his or her RMD amount

Distributions Before Death in Qualified Contracts

Notwithstanding any provision of the Contract, GLWB Rider or Endorsement to the contrary, the distribution of the individual’s interest in the Qualified Annuity Contract shall be made in accordance with the requirements of Section 408(b)(3) of the Code and the regulations thereunder.

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The Owner’s entire interest in the Contract must be distributed, or begin to be distributed, by the Owner’s required beginning date, which is April 1 of the calendar year following the calendar year in which the Owner reaches age 70 1⁄2. For that year, and each succeeding year, a distribution must be made on or before December 31. By the required beginning date, the Owner may elect to have the balance in the Contract distributed in one of the following forms:

(a)	a single sum payment;
(b)	equal or substantially equal payments no less frequently than annually over the life of the Owner;
(c)	equal or substantially equal payments no less frequently than annually over the lives of the Owner and the designated Beneficiary;
(d)	equal or substantially equal payments no less frequently than annually over a period not extending beyond the Owner’s life expectancy; or
(e)	equal or substantially equal payments no less frequently than annually over a period not extending beyond the joint life and last survivor expectancy of the Owner and the designated Beneficiary.

All distributions made hereunder shall be made in accordance with section 401(a)(9) of the Code, including the incidental death benefit requirements, and any other applicable regulations.

If payment is not to be made in the form of periodic annuity payments on an irrevocable basis (except for acceleration), the amount to be distributed each year, beginning with the first calendar year for which distributions are required and then for each succeeding calendar year will be determined under the applicable provisions of the Code and the implementing regulations.

Distributions Upon Death in Qualified Contracts

Distributions beginning before death. If the Owner dies after distribution has begun, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the individual’s death.

Distributions beginning after death. If the Owner dies before distribution has begun, distribution of the individual’s entire interest shall be completed by December 31 of the calendar year containing the fifth anniversary of the individual’s death unless an election is made to receive distribution in accordance with (1) or (2) below:

1)	If the Owner’s interest is payable to a designated Beneficiary, then the entire interest of the individual may be distributed in equal or substantially equal payments over the life or over a period certain not greater than the life expectancy of the designated Beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year in which the Owner died.

2)	If the designated Beneficiary is the Owner’s surviving Spouse, the date distributions are required to begin in accordance with (1) above shall not be earlier than the later of (A) December 31 of the calendar year immediately following the calendar year in which the individual died or (B) December 31 of the calendar year in which the individual would have attained age 70 1⁄2.

3)	If the designated Beneficiary is the Owner’s surviving Spouse, the Spouse may treat the Contract as his or her own Qualified Annuity Contract. This election will be deemed to have been made if such surviving Spouse makes a regular Contribution to the Contract, makes a rollover to or from such Contract, or fails to elect any of the above provisions.

Life expectancy is computed by use of the single life table in Q&A 1 of Section 1.401(a)(9)-9 of the regulations. If distributions are being made to a surviving Spouse as the sole designated Beneficiary, such Spouse’s remaining life expectancy for a year is the number in the single life table corresponding to such Spouse’s age in each year after the calendar year of the Owner’s death. In all other cases, remaining life expectancy for a year is the number in the single life table corresponding to the Beneficiary’s age in the year following the calendar year of the individual’s death and reduced by 1 for each subsequent year.

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Distribution of the Contracts

We offer the Contracts on a continuous basis. We offer the Contracts for sale through eligible broker/dealers that have entered into selling agreements with GWFS and us. Contracts are sold in those states where the Contract may lawfully be sold by licensed insurance agents who are registered representatives. Any eligible broker/dealers will be registered as broker/dealers under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and members of FINRA. GWFS may also offer the Contract directly to potential purchasers.

GWFS is the principal underwriter and distributor of the Contracts and is a wholly-owned subsidiary of Great-West. GWFS is registered with the SEC as a broker/dealer under the Exchange Act and is a member of FINRA. Its principal offices are located at 8515 East Orchard Road, Greenwood Village, Colorado, 80111.

Great-West (or its affiliates, for purposes of this section only, collectively, “the Company”), in all cases as agent for GWFS, pays eligible broker/dealers compensation for the promotion and sale of the Contract. Compensation paid to eligible broker/dealers is not paid directly by the Owner or the Series Account. The Company intends to fund this compensation through a number of sources, such as fees and charges imposed under the Contract and payable to the Company, and from profits on payments received by the Company from Portfolios’ advisers or administrators for providing administrative, marketing, and other support and services to the Portfolios. See Expenses of the Portfolios on page 32 of this Prospectus. The Company pays a portion of these proceeds to eligible broker/dealers for distribution services.

As compensation for distribution services and some Contract administrative services, the Company may pay eligible broker/dealers a commission. The commission is based on a percentage of Contributions. The maximum such commission that the Company will pay on the sale of the Contracts is 7.00%. In addition to this commission, the Company may also pay trailing compensation based on an annual rate of average daily Series Account assets held by a broker/dealer’s clients, ranging from zero to 0.70%. The Company also may pay a marketing allowance or allow other promotional incentives or payments to eligible broker/dealers in the form of cash or other compensation, as mutually agreed upon by the Company and eligible broker/dealers, to the extent permitted by FINRA rules and other applicable laws and regulations. The amount of commissions received by an individual registered representative in connection with the sale of the Contract is determined by his or her broker/dealer. You should ask your broker/dealer representative for further information about what compensation he or she, or the eligible broker/dealer, may receive in connection with your purchase of a Contract.

Voting Rights

In general, you do not have a direct right to vote the Portfolio shares held in the Series Account. However, under current law, you are entitled to give us instructions on how to vote the shares. We will vote the shares according to those instructions at regular and special shareholder meetings. If the law changes and we can vote the shares in our own right, we may elect to do so.

Before the Annuity Commencement Date, you have the voting interest. The number of votes available to you will be calculated separately for each of your Sub-Accounts. That number will be determined by applying your percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. You hold a voting interest in each Sub-Account to which your Annuity Account Value is allocated. If you select a variable annuity option, the votes attributable to your Contract will decrease as annuity payouts are made.

The number of votes of a Portfolio will be determined as of the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Portfolio. Voting instructions will be solicited by communication prior to such meeting in accordance with procedures established by the respective Portfolios.

If we do not receive timely instructions and Owners have no beneficial interest in shares held by us, we will vote according to the voting instructions as a proportion of all Contracts participating in the Sub-Account. If you indicate in your instructions that you do not wish to vote an item, we will apply your instructions on a pro rata basis to reduce the votes eligible to be cast.

Each person or entity having a voting interest in a Sub-Account will receive proxy material, reports, and other material relating to the appropriate Portfolio.

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Please note, generally the Portfolios are not required to, and do not intend to, hold annual or other regular meetings of shareholders.

Owners have no voting rights in Great-West.

Rights Reserved by Great-West

We reserve the right to make certain changes we believe would best serve the interests of Owners and Annuitants or would be appropriate in carrying out the purposes of the Contract. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approval may not be required in all cases, however. Examples of the changes we may make include:

•	To operate the Series Account in any form permitted under the 1940 Act or in any other form permitted by law.
•	To Transfer any assets in any Sub-Account to another Sub-Account, or to one or more separate accounts; or to add, combine or remove Sub-Accounts of the Series Account.
•	To substitute, for the Portfolio shares in any Sub-Account, the shares of another Portfolio or shares of another investment company or any other investment permitted by law.
•	To make any changes required by the Code or by any other applicable law in order to continue treatment of the Contract as an annuity.
•	To change the time or time of day that a valuation date is deemed to have ended.
•	To make any other necessary technical changes in the Contract in order to conform with any action the above provisions permit us to take, including changing the way we assess charges, without increasing them for any outstanding Contract beyond the aggregate amount guaranteed.

Legal Proceedings

Currently, the Series Account is not a party to, and its assets are not subject to any material legal proceedings. Further, Great-West is not currently a party to, and its property is not currently subject to, any material legal proceedings. The lawsuits to which Great-West is a party are, in the opinion of management, in the ordinary course of business, and are not expected to have a material adverse effect on the financial results, conditions, or prospects of Great-West.

Legal Matters

Advice regarding certain legal matters concerning the federal securities laws applicable to the issue and sale of the Contract has been provided by Jorden Burt LLP.

Pursuant to Commodity Futures Trading Commission Rule 4.5, Great-West has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act. Therefore, it is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

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Independent Registered Public Accounting Firm

The financial statements of each of the investment divisions of the Variable Annuity-2 Series Account of Great-West included in the SAI have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. The consolidated financial statements of Great-West and subsidiaries included in the SAI and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph referring to the retrospective adoption of a change in accounting for costs associated with acquiring or renewing insurance contracts). Such financial statements and financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Abandoned Property Requirements

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity contracts) under various circumstances. This “escheatment” is revocable, however, and the state is obligated to pay the applicable proceeds if the property owner steps forward to claim it with the proper documentation. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information, and identifying information for the Owner, Annuitant, and Beneficiaries.

Available Information

You may request a free copy of the SAI. Please direct any oral, written, or electronic request for such documents to:

Retirement Resource Operations Center

P.O. Box 173920

Denver, CO 80217-3920

1-877-723-8723

rroc@greatwest.com

The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information filed electronically by Great-West concerning the Contract and the Series Account.

You also can review and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330.

The SAI contains more specific information relating to the Series Account and Great-West, such as:

•	general information;
•	information about Great-West Life & Annuity Insurance Company and the Variable Annuity-2 Series Account;
•	the calculation of annuity payouts;
•	services;
•	withholding; and
•	financial statements.

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Appendix A — Net Investment Factor

The Net Investment Factor is determined by dividing (a) by (b), and subtracting (c) from the result where:

(a) is the net result of:

1) the net asset value per share of the Portfolio shares determined as of the end of the current Valuation Period, plus

2) the per share amount of any dividend (or, if applicable, capital gain distributions) made by the Portfolio on shares if the “ex-dividend” date occurs during the current Valuation Period, minus or plus

3) a per unit charge or credit for any taxes incurred by or provided for in the Sub-Account, which is determined by Great-West to have resulted from the investment operations of the Sub-Account, and

(b) is the results of:

1) the net asset value per share of the Portfolio shares determined as of the end of the immediately preceding Valuation Period; minus or plus

2) the per unit charge or credit for any taxes incurred by or reserved for in the Sub-Account for the immediately preceding Valuation Period; and

(c) is an amount representing the Mortality and Expense Risk Charge deducted from each Sub-Account on a daily basis. Such amount is equal to 1.00% if you have selected Death Benefit option 1 or 1.20% if you have selected Death Benefit option 2.

The Net Investment Factor may be greater than, less than, or equal to one. Therefore, the Accumulation Unit value may increase, decrease, or remain unchanged.

The net asset value per share referred to in paragraphs (a)(1) and (b) above, reflects the investment performance of the Portfolio as well as the payment of Portfolio expenses.

A-1

VARIABLE ANNUITY-2 SERIES ACCOUNT

Great-West Smart Track® II Variable Annuity

Individual Flexible Premium Deferred

Variable Annuity Contracts

issued by

Great-West Life & Annuity Insurance Company

8515 E. Orchard Road

Greenwood Village, Colorado 80111

Telephone: (800) 537-2033

STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prospectus, dated [            ], which is available without charge by contacting the Retirement Resource Operations Center, P.O. Box 173920, Denver, Colorado 80217-3921 or at 1-877-723-8723.

The date of this Statement of Additional Information is

[            ]

GENERAL INFORMATION

In order to supplement the description in the Prospectus, the following provides additional information about the Contracts and other matters which may be of interest to you. Terms used in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading “Definitions.”

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

AND VARIABLE ANNUITY-2 SERIES ACCOUNT

      Great-West Life & Annuity Insurance Company (the “Company”), the issuer of the Contract, is a Colorado corporation qualified to sell life insurance and annuity contracts in Puerto Rico, U.S. Virgin Islands, Guam, the District of Columbia and all states except New York. The Company is a wholly owned subsidiary of GWL&A Financial, Inc., a Delaware holding company. GWL&A Financial, Inc. is an indirect wholly-owned subsidiary of Great-West Lifeco Inc., a Canadian holding company. Great-West Lifeco Inc. is a subsidiary of Power Financial Corporation, a Canadian holding company with substantial interests in the financial services industry. Power Financial Corporation is a subsidiary of Power Corporation of Canada, a Canadian holding and management company. Mr. Paul Desmarais, through a group of private holding companies that he controls, has voting control of Power Corporation of Canada.

The assets allocated to the Variable Annuity-2 Series Account (the “Series Account”) are the exclusive property of the Company. Registration of the Series Account under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies of the Series Account or of the Company by the Securities and Exchange Commission. The Company may accumulate in the Series Account proceeds from charges under the Contracts and other amounts in excess of the Series Account assets representing reserves and liabilities under the Contract and other variable annuity contracts issued by the Company. The Company may from time to time transfer to its general account any of such excess amounts. Under certain remote circumstances, the assets of one Sub-Account may not be insulated from liability associated with another Sub-Account.

CALCULATION OF ANNUITY PAYMENTS

Variable Annuity Payout Options

The Company converts the Accumulation Units for each Investment Segment Sub-Account held by you into Annuity Units at their values determined as of the end of the valuation period which contains the Annuity Commencement Date. The number of Annuity Units paid for each Investment Segment Sub-Account is determined by dividing the amount of the first payment by the Annuity Unit value on the first valuation date preceding the date the first payout is due. The number of Annuity Units used to calculate each payout for an Investment Segment Sub-Account remains fixed during the Annuity Payment Period.

The first payment under a variable annuity payout option will be based on the value of each Investment Segment Sub-Account on the first valuation date preceding the Annuity Commencement Date. We will determine it by applying the appropriate rate to the amount applied under the payout option. Payments after the first will vary depending upon the investment experience of the Investment Segment Sub-Accounts. The subsequent amount paid is determined by multiplying (a) by (b) where (a) is the number of Annuity Units to be paid and (b) is the Annuity Unit value on the first valuation date preceding the date the annuity payout is due. The total amount of each variable annuity payout will be the sum of the variable annuity payments for each Sub-Account.

SERVICES

A.         Safekeeping of Series Account Assets

The assets of the Series Account are held by the Company. The assets of the Series Account are kept physically segregated and held separate and apart from the general account of the Company. The Company maintains records of all purchases and redemptions of shares of the Portfolios. Additional protection for the assets of the Series Account is afforded by a financial institution bond that includes fidelity coverage issued to The Great-West LifeCo, Inc. and subsidiary companies in the amount of $50 million (Canadian) per occurrence and $100 million (Canadian) aggregate, which covers all officers and employees of the Company.

B.         Independent Registered Public Accounting Firm

Deloitte & Touche LLP, 555 Seventeenth Street, Suite 3600, Denver, Colorado 80202, serves as the Company’s and the Series Account’s independent registered public accounting firm. Deloitte & Touche LLP audits financial statements for the Company and the Series Account and provides other audit, tax, and related services.

The financial statements of each of the investment divisions of the Variable Annuity-2 Series Account of the Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. The consolidated financial statements of the Company and subsidiaries included in this Statement of Additional Information and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph referring to the retrospective adoption of a change in accounting for costs associated with acquiring or renewing insurance contracts). Such financial statements and financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

C.         Principal Underwriter

The offering of the Contracts is made on a continuous basis by GWFS Equities, Inc. (“GWFS”), a wholly owned subsidiary of the Company. GWFS is a Delaware corporation, registered as a broker/dealer with the SEC, and a member of FINRA. The Company does not anticipate discontinuing the offering of the Contract, although it reserves the right to do so. The Contract generally will be issued from birth to age eighty.

D.         Administrative Services

GWFS provides certain administrative services to assist the Company in processing the Contracts. These services are described in written agreements between GWFS and the Company.

WITHHOLDING

Annuity payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

Notwithstanding the recipient’s election, withholding may be required with respect to certain payments to be delivered outside the United States. Moreover, special “backup withholding” rules may require the Company to disregard the recipient’s election if the recipient fails to supply the Company with a “TIN” or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies the Company that the TIN provided by the recipient is incorrect.

FINANCIAL STATEMENTS

The consolidated financial statements of the Company should be considered only as bearing upon the Company’s ability to meet its obligations under the Contracts, and they should not be considered as bearing on the investment performance of the Series Account. The variable interest of Owners under the Contracts is affected solely by the investment results of the Series Account.

Great-West Life & Annuity

Insurance Company

(a wholly-owned subsidiary of

GWL&A Financial Inc.)

Consolidated Balance Sheets as of December 31, 2012

and 2011, and Related Consolidated Statements of

Income, Comprehensive Income, Stockholder’s Equity

and Cash Flows for Each of the Three Years in the Period

Ended December 31, 2012 and Report of Independent

Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of

Great-West Life & Annuity Insurance Company

Greenwood Village, Colorado

We have audited the accompanying consolidated balance sheets of Great-West Life & Annuity Insurance Company and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Great-West Life & Annuity Insurance Company and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the accompanying consolidated financial statements have been retrospectively adjusted for the Company’s adoption of a change in accounting for costs associated with acquiring or renewing insurance contracts.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

February 28, 2013

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Consolidated Balance Sheets

December 31, 2012 and 2011

(In Thousands, Except Share Amounts)

	December 31,
	2012	2011
Assets		As adjusted
Investments:		See Note 1
Fixed maturities, available-for-sale, at fair value (amortized cost $16,756,216 and $15,586,970)	$18,188,344	$16,589,783
Fixed maturities, held for trading, at fair value (amortized cost $356,012 and $134,591)	367,600	147,526
Mortgage loans on real estate (net of allowances of $2,890 and $21,130)	2,881,758	2,513,087
Policy loans	4,260,200	4,219,849
Short-term investments, available-for-sale (amortized cost $266,332 and $332,764)	266,332	332,764
Limited partnership and other corporation interests	124,814	169,233
Other investments	21,328	22,990

Total investments	26,110,376	23,995,232

Other assets:
Cash	11,387	7,593
Reinsurance receivable	638,797	616,336
Deferred acquisition costs and value of business acquired	204,461	219,833
Investment income due and accrued	257,028	248,114
Collateral under securities lending agreements	142,022	7,099
Due from parent and affiliates	82,828	114,697
Goodwill	105,255	105,255
Other intangible assets	18,249	21,855
Other assets	609,623	505,401
Assets of discontinued operations	33,053	39,621
Separate account assets	24,605,526	22,331,391

Total assets	$52,818,605	$48,212,427

See notes to consolidated financial statements.	(Continued)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Consolidated Balance Sheets

December 31, 2012 and 2011

(In Thousands, Except Share Amounts)

	December 31,
	2012	2011
		As adjusted See Note 1
Liabilities and stockholder’s equity
Policy benefit liabilities:
Future policy benefits	$23,480,618	$21,828,274
Policy and contract claims	321,375	310,455
Policyholders’ funds	374,821	382,816
Provision for policyholders’ dividends	63,102	64,710
Undistributed earnings on participating business	10,393	11,105

Total policy benefit liabilities	24,250,309	22,597,360

General liabilities:
Due to parent and affiliates	544,447	538,561
Commercial paper	97,987	97,536
Payable under securities lending agreements	142,022	7,099
Deferred income tax liabilities, net	288,995	154,464
Other liabilities	719,969	532,327
Liabilities of discontinued operations	33,053	39,616
Separate account liabilities	24,605,526	22,331,391

Total liabilities	50,682,308	46,298,354

Commitments and contingencies

Stockholder’s equity:
Preferred stock, $1 par value, 50,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $1 par value, 50,000,000 shares authorized; 7,032,000 shares issued and outstanding	7,032	7,032
Additional paid-in capital	771,041	768,247
Accumulated other comprehensive income	635,699	469,982
Retained earnings	722,525	668,812

Total stockholder’s equity	2,136,297	1,914,073

Total liabilities and stockholder’s equity	$52,818,605	$48,212,427

See notes to consolidated financial statements.	(Concluded)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Consolidated Statements of Income

Years Ended December 31, 2012, 2011 and 2010

(In Thousands)

	Year ended December 31,
	2012	2011	2010
		As adjusted See Note 1	As adjusted See Note 1
Revenues:
Premium income, net of premiums ceded of $50,303, $40,720 and $41,474	$422,153	$523,216	$805,622
Fee income	535,823	486,795	447,954
Net investment income	1,191,551	1,158,486	1,174,744
Realized investment gains (losses), net:
Total other-than-temporary losses	(5,138)	(19,467)	(96,648)
Other-than-temporary (gains) losses transferred to other comprehensive income	(61)	10,005	16,747
Other realized investment gains, net	121,916	33,957	55,406

Total realized investment gains (losses), net	116,717	24,495	(24,495)

Total revenues	2,266,244	2,192,992	2,403,825

Benefits and expenses:
Life and other policy benefits, net of reinsurance recoveries of $46,492, $36,876 and $30,678	682,088	645,567	628,895
Increase (decrease) in future policy benefits	(66,697)	18,828	320,167
Interest paid or credited to contractholders	519,499	529,349	518,918
Provision for policyholders’ share of earnings on participating business	(580)	2,884	2,197
Dividends to policyholders	64,000	67,334	70,230

Total benefits	1,198,310	1,263,962	1,540,407
General insurance expenses	596,649	566,693	530,893
Amortization of deferred acquisition costs and value of business acquired	60,479	28,820	29,343
Interest expense	37,387	37,462	37,421

Total benefits and expenses, net	1,892,825	1,896,937	2,138,064

Income from continuing operations before income taxes	373,419	296,055	265,761
Income tax expense	135,305	93,818	68,627

Income from continuing operations	238,114	202,237	197,134
(Loss) from discontinued operations, net of income tax (expense) benefit of $ - , $ - and $900	-	-	(1,600)

Net income	$238,114	$202,237	$195,534

See notes to consolidated financial statements.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2012, 2011 and 2010

(In Thousands)

	Year ended December 31,
	2012	2011	2010
		As adjusted See Note 1	As adjusted See Note 1
Net Income	$238,114	$202,237	$195,534

Components of other comprehensive income
Unrealized holding gains arising on available-for-sale fixed maturity investments (1)	534,028	511,663	724,296
Net change during the period related to cash flow hedges	(18,881)	21,014	17,293
Reclassification adjustment for (gains) losses realized in net income	(107,713)	(74,165)	23,198

Net unrealized gains related to investments	407,434	458,512	764,787

Future policy benefits, deferred acquisition costs and value of business acquired adjustments	(83,835)	(100,216)	(129,715)
Employee benefit plan adjustment	(68,650)	(49,566)	(5,142)

Other, net	(152,485)	(149,782)	(134,857)

Other comprehensive income before income taxes	254,949	308,730	629,930
Income tax expense related to items of other comprehensive income	89,232	108,056	220,476

Other comprehensive income	165,717	200,674	409,454

Total comprehensive income	$403,831	$402,911	$604,988

(1) Other comprehensive income includes the non-credit component of impaired losses on fixed maturities available-for-sale in the amounts of $26,583, $13,590 and $6,346 for the years ended December 31, 2012, 2011 and 2010, respectively.

See notes to consolidated financial statements.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Consolidated Statements of Stockholder’s Equity

Years ended December 31, 2012, 2011 and 2010

(In Thousands)

	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balances, January 1, 2010 (1)	$7,032	$761,330	$(140,146)	$638,311	$1,266,527
Net income (1)				195,534	195,534
Other comprehensive income (loss), net of income taxes (1)			409,454		409,454
Dividends				(160,917)	(160,917)
Capital contribution - stock-based compensation		1,855			1,855
Income tax benefit on stock-based compensation		1,459			1,459

Balances, December 31, 2010 (1)	7,032	764,644	269,308	672,928	1,713,912
Net income (1)				202,237	202,237
Other comprehensive income (loss), net of income taxes (1)			200,674		200,674
Dividends				(206,353)	(206,353)
Capital contribution - stock-based compensation		1,786			1,786
Income tax benefit on stock-based compensation		1,817			1,817

Balances, December 31, 2011 (1)	7,032	768,247	469,982	668,812	1,914,073
Net income				238,114	238,114
Other comprehensive income (loss), net of income taxes			165,717		165,717
Dividends				(184,401)	(184,401)
Capital contribution - stock-based compensation		2,314			2,314
Income tax benefit on stock-based compensation		480			480

Balances, December 31, 2012	$7,032	$771,041	$635,699	$722,525	$2,136,297

(1)	As adjusted; See Note 1

See notes to consolidated financial statements.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Consolidated Statements of Cash Flows

Years ended December 31, 2012, 2011 and 2010

(In Thousands)

	Year ended December 31,
	2012	2011	2010
		As adjusted See Note 1	As adjusted See Note 1
Cash flows from operating activities:
Net income	$238,114	$202,237	$195,534
Adjustments to reconcile net income to net cash provided by operating activities:
Earnings allocated to participating policyholders	(580)	2,884	2,197
Amortization of premiums (accretion of discounts) on investments, net	(28,495)	(41,220)	(44,096)
Net realized (gains) losses on investments	(126,938)	(62,088)	26,665
Net proceeds (purchases) of trading securities	(220,646)	3,597	901
Interest credited to contractholders	515,356	525,347	514,002
Depreciation and amortization	82,595	48,094	44,540
Deferral of acquisition costs	(94,826)	(57,108)	(47,513)
Deferred income taxes	45,371	23,617	33,636
Other, net	(2,681)	(4,037)	(9,834)
Changes in assets and liabilities:
Policy benefit liabilities	(192,755)	(148,298)	135,731
Reinsurance receivable	(15,893)	1,131	4,594
Investment income due and accrued	(8,654)	(8,769)	(13,896)
Other assets	(98,042)	(8,176)	9,256
Other liabilities	31,380	45,515	(112,002)

Net cash provided by operating activities	123,306	522,726	739,715

Cash flows from investing activities:
Proceeds from sales, maturities and redemptions of investments:
Fixed maturities, available-for-sale	8,432,248	5,373,914	4,515,507
Mortgage loans on real estate	172,950	96,848	158,246
Limited partnership interests, other corporation interests and other investments	52,151	58,872	90,235
Purchases of investments:
Fixed maturities, available-for-sale	(9,407,969)	(6,405,522)	(5,355,943)
Mortgage loans on real estate	(524,396)	(899,234)	(331,843)
Limited partnership interests, other corporation interests and other investments	(5,577)	(7,874)	(19,528)
Net change in short-term investments	81,058	1,576,779	(919,023)
Net change in repurchase agreements	-	(936,762)	445,424
Policy loans, net	4,983	(41,408)	24,257
Purchases of furniture, equipment and software	(23,525)	(19,990)	-

Net cash used in investing activities	(1,218,077)	(1,204,377)	(1,392,668)

See notes to consolidated financial statements.			(Continued)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Consolidated Statements of Cash Flows

Years ended December 31, 2012, 2011 and 2010

(In Thousands)

	Year ended December 31,
	2012	2011	2010
		As adjusted See Note 1	As adjusted See Note 1
Cash flows from financing activities:
Contract deposits	$2,881,112	$2,544,213	$2,234,984
Contract withdrawals	(1,636,066)	(1,716,544)	(1,570,767)
Change in due to/from parent and affiliates	37,598	87,743	(16,274)
Dividends paid	(184,401)	(206,353)	(160,917)
Net commercial paper borrowings	451	5,855	(5,932)
Change in book overdrafts	(609)	(31,963)	3,898
Income tax benefit of stock option exercises	480	1,817	1,459

Net cash provided by financing activities	1,098,565	684,768	486,451

Net increase (decrease) in cash	3,794	3,117	(166,502)
Cash, beginning of year	7,593	4,476	170,978

Cash, end of year	$11,387	$7,593	$4,476

Supplemental disclosures of cash flow information:
Net cash paid (received) during the year for:
Income taxes	$(102,213)	$(121,436)	$33
Income tax payments withheld and remitted to taxing authorities	48,932	53,630	56,664
Interest	37,387	37,463	37,421

Non-cash investing and financing transactions during the years:
Share-based compensation expense	$2,314	$1,786	$1,855
Fair value of assets acquired in settlement of fixed maturity investments	1,125	13,021	-
Real estate acquired in satisfaction of debt	-	2,140	-

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

1. Organization and Significant Accounting Policies

Organization

Great-West Life & Annuity Insurance Company (“GWLA”) and its subsidiaries (collectively, the “Company”) is a direct wholly-owned subsidiary of GWL&A Financial Inc. (“GWL&A Financial”), a holding company formed in 1998. GWL&A Financial is a direct wholly-owned subsidiary of Great-West Lifeco U.S. Inc. (“Lifeco U.S.”) and an indirect wholly-owned subsidiary of Great-West Lifeco Inc. (“Lifeco”), a Canadian holding Company. The Company offers a wide range of life insurance, retirement and investment products to individuals, businesses and other private and public organizations throughout the United States. The Company is an insurance company domiciled in the State of Colorado and is subject to regulation by the Colorado Division of Insurance.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and the accounts of its subsidiaries over which it exercises control. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are required to account for items and matters such as, but not limited to, the valuation of investments and derivatives in the absence of quoted market values, impairment of investments, valuation of policy benefit liabilities, valuation of deferred acquisition costs (“DAC”) and value of business acquired (“VOBA”), employee benefits plans and income taxes and the valuation of deferred tax assets or liabilities, net. Actual results could differ from those estimates.

During the year ended December 31, 2012, the Company had an $18,240 decrease in the general mortgage provision allowance as a result of revised assumptions primarily related to the improvement in general economic conditions, the stability of loss levels within the commercial real estate market and the stability of the Company’s own commercial mortgage portfolio.

Retrospective adoption of accounting pronouncement

In October 2010, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2010-26 Financial Services - Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts - a Consensus of the FASB Emerging Issues Task Force (“ASU No. 2010-26”). ASU No. 2010-26 provided guidance and modified the definition of the types and nature of costs incurred by insurance enterprises that can be capitalized in connection with the successful acquisition of new or renewal insurance contracts. Further, ASU No. 2010-26 clarified which costs may not be capitalized as DAC. Such costs include incremental costs related to unsuccessful attempts to acquire new or renewal insurance contracts in addition to certain administrative costs. ASU No. 2010-26 was effective for interim and annual periods in fiscal years beginning after December 15, 2011. The Company adopted ASU No. 2010-26 for its fiscal year beginning January 1, 2012, and applied the retrospective method of adoption to year-end 2004. Any adjustment prior to 2004 was impracticable.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The following is a summary of the effects of the adoption of ASU No. 2010-26 on the Company’s condensed consolidated financial statements:

	As previously reported	Retrospective adoption	As adjusted
Consolidated Balance Sheets
December 31, 2011
Deferred acquisition costs and value of business acquired	$343,449	$(123,616)	$219,833
Deferred income tax liabilities, net	197,729	(43,265)	154,464
Accumulated other comprehensive income	445,372	24,610	469,982
Retained earnings	773,773	(104,961)	668,812

Consolidated Statements of Income
December 31, 2011
General insurance expenses	535,636	31,057	566,693
Amortization of deferred acquisition costs and value of business acquired	41,634	(12,814)	28,820
Income tax expense	100,203	(6,385)	93,818
Net income	214,095	(11,858)	202,237

December 31, 2010
General insurance expenses	498,386	32,507	530,893
Amortization of deferred acquisition costs and value of business acquired	50,741	(21,398)	29,343
Income tax expense	72,515	(3,888)	68,627
Net income	202,755	(7,221)	195,534

Consolidated Statements of Comprehensive Income
December 31, 2011
Net income	214,095	(11,858)	202,237
Future policy benefits, deferred acquisition costs and value of business acquired adjustments	(96,860)	(3,356)	(100,216)
Income tax expense related to items of other comprehensive income	109,230	(1,174)	108,056

December 31, 2010
Net income	202,755	(7,221)	195,534
Future policy benefits, deferred acquisition costs and value of business acquired adjustments	(182,357)	52,642	(129,715)
Income tax expense related to items of other comprehensive income	202,051	18,425	220,476

Consolidated Statements of Stockholder’s Equity
Balances, January 1, 2010, Accumulated other comprehensive income (loss)	(132,721)	(7,425)	(140,146)
Balances, January 1, 2010, Retained earnings	724,193	(85,882)	638,311
Net income, 2010	202,755	(7,221)	195,534
Other comprehensive income (loss), net of income taxes, 2010	375,237	34,217	409,454
Net income, 2011	214,095	(11,858)	202,237
Other comprehensive income (loss), net of income taxes, 2011	202,856	(2,182)	200,674

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

	As previously reported	Retrospective adoption	As adjusted
Consolidated Statements of Cash Flows
December 31, 2011
Net income	214,095	(11,858)	202,237
Depreciation and amortization	60,908	(12,814)	48,094
Deferral of acquisition costs	(88,165)	31,057	(57,108)
Deferred income taxes	30,002	(6,385)	23,617

December 31, 2010
Net income	202,755	(7,221)	195,534
Depreciation and amortization	65,938	(21,398)	44,540
Deferral of acquisition costs	(80,020)	32,507	(47,513)
Deferred income taxes	37,524	(3,888)	33,636

Summary of Significant Accounting Policies

Investments

Investments are reported as follows:

1.

The Company classifies the majority of its fixed maturity investments as available-for-sale. Included in fixed maturities are perpetual debt investments which primarily consist of junior subordinated debt instruments that have no stated maturity date but pay fixed or floating interest in perpetuity. All available-for-sale fixed maturity investments are recorded at fair value with the related net unrealized gain or loss, net of policyholder related amounts and deferred taxes, recorded in accumulated other comprehensive income (loss) (“AOCI”). The Company recognizes the acquisition of its public fixed maturity investments on a trade date basis. Net unrealized gains and losses related to participating contract policies that cannot be distributed are recorded as undistributed earnings on participating business.

Premiums and discounts are recognized as a component of net investment income using the scientific interest method, realized gains and losses are included in net realized investment gains (losses) and declines in value determined to be other-than-temporary are included in total other-than-temporary losses.

The Company purchases fixed maturity securities which are classified as held for trading. Assets in the held for trading category are carried at fair value with changes in fair value reported in net investment income.

The recognition of income on certain investments (e.g. loan-backed securities, including mortgage-backed and asset-backed securities) is dependent upon market conditions, which may result in prepayments and changes in amounts to be earned. Prepayments on all mortgage-backed and asset-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities are adjusted by such prepayments.

2.

Mortgage loans on real estate consist of domestic commercial collateralized loans and are carried at their unpaid principal balances adjusted for any unamortized premiums or discounts and mortgage provision allowances. Interest income is accrued on the unpaid principal balance for all loans, except for loans on non-accrual status. Premiums and discounts are amortized to net investment income using the scientific interest method. Prepayment penalty fees are recognized in other realized investment gains upon receipt.

The Company actively manages its mortgage loan portfolio by completing ongoing comprehensive analysis of factors such as debt service coverage ratios, loan-to-value ratios, payment status, default or legal status, annual collateral property evaluations and general market conditions. On a quarterly basis, the Company reviews the above primary credit quality indicators in its internal risk assessment of loan impairment and credit loss. Management’s risk assessment process is subjective and includes the categorization of all loans, based on the above mentioned credit quality indicators, into one of the following categories:

•	Performing - generally indicates the loan has standard market risk and is within its original underwriting guidelines.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

•

Non-performing - generally indicates there is a potential for loss due to the deterioration of financial/monetary default indicators or potential foreclosure. Due to the potential for loss, these loans are disclosed as impaired.

The Company’s mortgage provision allowance is reviewed quarterly. The determination of the calculation and the adequacy of the mortgage provision allowance and mortgage impairments involve judgments that incorporate qualitative and quantitative Company and industry mortgage performance data. Management’s periodic evaluation and assessment of the adequacy of the mortgage provision allowance and the need for mortgage impairments is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the fair value of the underlying collateral, composition of the loan portfolio, current economic conditions, loss experience and other relevant factors. Loans included in the non-performing category and other loans with certain substandard credit quality indicators are individually reviewed to determine if a specific impairment is required. Risk is mitigated through first position collateralization, guarantees, loan covenants and borrower reporting requirements. Since the Company does not originate or hold uncollateralized mortgages, loans are generally not deemed fully uncollectable. Generally, unrecoverable amounts are written off during the final stage of the foreclosure process.

Loan balances are considered past due when payment has not been received based on contractually agreed upon terms. For loan balances greater than 90 days past due or in the process of foreclosure, all accrual of interest is discontinued. The Company resumes interest accrual on loans when a loan returns to current status. Interest accrual may also resume under new terms when loans are restructured or modified.

On a quarterly basis, any loans with terms that were modified during that period are reviewed to determine if the loan modifications constitute a troubled debt restructuring (“TDR”). In evaluating whether a loan modification constitutes a TDR, it must be determined that the modification is a significant concession and the debtor is experiencing financial difficulties.

3.

Limited partnership and other corporation interests are accounted for using either the cost or equity method of accounting. The Company uses the cost method on investments where it has a minor equity interest and no significant influence over the entity’s operations. The Company uses the equity method when it has a partnership interest that is considered more than minor, although the Company has no significant influence over the entity’s operations. Also included in limited partnership interests are limited partnerships established for the purpose of investing in low-income housing that qualify for federal and state tax credits. These interests are carried at amortized cost as determined using the effective yield method.

In the normal course of its activities, the Company is involved with other entities that are considered variable interest entities (“VIE”). An entity would be determined to be a primary beneficiary, and thus consolidated when the entity has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. When the Company becomes involved with a VIE and when the nature of the Company’s involvement with the entity changes, in order to determine if the Company is the primary beneficiary and must consolidate the entity, it evaluates:

•	The structure and purpose of the entity;
•	The risks and rewards created by and shared through the entity and
•	The entity’s participants’ ability to direct the activities, receive its benefits and absorb its losses.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The Company performs ongoing qualitative analyses of its involvement with VIEs to determine if consolidation is required.

4.	Policy loans are carried at their unpaid balances.

5.

Short-term investments include securities purchased with initial maturities of one year or less and are generally carried at fair value which is approximated from amortized cost. The Company classifies its short-term investments as available-for-sale.

6.

The Company enters into dollar repurchase agreements with third party broker-dealers. The Company does not enter into these types of transactions for liquidity purposes, but rather for yield enhancements on its investment portfolio. The dollar repurchase trading strategy involves the sale of securities with a simultaneous agreement to repurchase similar securities at a future date at an agreed-upon price. Assets to be repurchased are the same, or substantially the same, as the assets transferred and are accounted for as secured borrowings. Proceeds of the sale are reinvested in other securities and may enhance the current yield and total return. The difference between the sales price and the future repurchase price is recorded as an adjustment to net investment income. In connection with repurchase agreements transactions, it is the Company’s policy that its custodian take possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the repurchase transaction, including accrued interest, at all times. During the period between the sale and repurchase, the Company will not be entitled to receive interest and principal payments on the securities sold. Losses may arise from changes in the value of the securities or if the counterparty enters bankruptcy proceedings or becomes insolvent. In such cases, the Company’s right to repurchase the security may be restricted. Amounts owed to brokers under these arrangements are included in repurchase agreements.

7.

The Company participates in a securities lending program in which the Company lends securities that are held as part of its general account investment portfolio to third parties. The Company does not enter into these types of transactions for liquidity purposes, but rather for yield enhancements on its investment portfolio. The borrower can return and the Company can request the loaned securities at any time. The Company maintains ownership of the securities at all times and is entitled to receive from the borrower any payments for interest received on such securities during the loan term. Securities lending transactions are accounted for as secured borrowings. The securities lending agent indemnifies the Company against borrower risk, meaning that the lending agent agrees contractually to replace securities not returned due to a borrower default. The Company generally requires initial collateral in an amount greater than or equal to 102% of the fair value of domestic securities loaned and 105% of foreign securities loaned. Such collateral is used to replace the securities loaned in event of default by the borrower. Acceptable collateral is generally defined as government securities, letters of credit and/or cash collateral. Some cash collateral may be invested in short-term repurchase agreements which are also collateralized by U.S. Government or U.S. Government Agency securities.

8.

The Company’s other-than-temporary impairments (“OTTI”) accounting policy requires that a decline in the value of a security below its cost or amortized cost basis be assessed to determine if the decline is other-than-temporary. The assessment of whether an OTTI has occurred on fixed maturity investments where management does not intend to sell the fixed maturity investment and it is not more likely than not the Company will be required to sell the fixed maturity investment before recovery of its amortized cost basis, is based upon management’s case-by-case evaluation of the underlying reasons for the decline in fair value of each individual security. Management considers a wide range of factors, as described below, regarding the security issuer and uses its best judgment in evaluating the cause of the decline in its estimated fair value and in assessing the prospects for near-term recovery.

Considerations used by the Company in the impairment evaluation process include, but are not limited to, the following:

•	The extent to which estimated fair value is below cost;

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

•	The decline in fair value is attributable to specific adverse conditions affecting a particular instrument, its issuer, an industry or geographic area;
•	The length of time for which the estimated fair value has been below cost;
•	A fixed maturity investment has been downgraded by a credit rating agency;
•	The financial condition of the issuer has deteriorated;
•	The payment structure of the fixed maturity investment and the likelihood of the issuer being able to make payments in the future; and
•	Dividends have been reduced or eliminated or scheduled interest payments have not been made.

If either (a) management has the intent to sell a fixed maturity investment or (b) it is more likely than not the Company will be required to sell a fixed maturity investment before its anticipated recovery, a charge is recorded in net realized investment losses equal to the difference between the fair value and cost or amortized cost basis of the security. If management does not intend to sell the security and it is not more likely than not the Company will be required to sell the fixed maturity investment before recovery of its amortized cost basis, but the present value of the cash flows expected to be collected (discounted at the effective interest rate implicit in the fixed maturity investment prior to impairment) is less than the amortized cost basis of the fixed maturity investment (referred to as the credit loss portion), an OTTI is considered to have occurred. In this instance, total OTTI is bifurcated into two components: the amount related to the credit loss, which is recognized in current period earnings; and the amount attributed to other factors (referred to as the non-credit portion), which is recognized as a separate component in AOCI. The expected cash flows utilized during the impairment evaluation process are determined using judgment and the best information available to the Company including default rates, credit ratings, collateral characteristics and current levels of subordination. After the recognition of an OTTI, a fixed maturity investment is accounted for as if it had been purchased on the measurement date of the OTTI, with an amortized cost basis equal to the previous amortized cost basis less the OTTI recognized in earnings. The difference between the new amortized cost basis and the future cash flows is accreted into net investment income. The Company continues to estimate the present value of cash flows expected to be collected over the life of the security.

Fair Value

Certain assets and liabilities are recorded at fair value on the Company’s consolidated balance sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company categorizes its assets and liabilities measured at fair value on a recurring basis into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company’s assets and liabilities recorded at fair value on a recurring basis have been categorized based upon the following fair value hierarchy:

•

Level 1 inputs utilize observable, quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Financial assets and liabilities utilizing Level 1 inputs include certain money market funds.

•

Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. The fair values for some Level 2 securities are obtained from pricing services. The inputs used by the pricing services are reviewed at least quarterly or when the pricing vendor issues updates to its pricing methodology. For fixed maturity securities and separate account assets and liabilities, inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

markets, benchmark securities, bids, evaluated bids, offers and reference data including market research publications. Additional inputs utilized for assets and liabilities classified as Level 2 are:

¡

Asset-backed, residential mortgage-backed, commercial mortgage-backed securities and collateralized debt obligations - new issue data, monthly payment information, collateral performance and third party real estate analysis.

¡	U.S. states and their subdivisions - material event notices.
¡	Short-term investments - valued based on amortized cost.
¡	Derivative instruments - trading activity, swap curves, credit spreads, currency volatility, net present value of cash flows and news sources.
¡

Separate account assets and liabilities - exchange rates, various index data and news sources, amortized cost (which approximates fair value), trading activity, swap curves, credit spreads, recovery rates, restructuring, currency volatility, net present value of cash flows and quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

¡	Common collective trusts – the net asset value based on the underlying trust investments.

•

Level 3 inputs are unobservable and include situations where there is little, if any, market activity for the asset or liability. In general, the prices of Level 3 securities are obtained from single broker quotes and internal pricing models. If the broker’s inputs are largely unobservable, the valuation is classified as a Level 3. Broker quotes are validated through an internal analyst review process, which includes validation through known market conditions and other relevant data, as noted below. Internal models are usually cash flow based utilizing characteristics of the underlying collateral of the security such as default rate and other relevant data. Inputs utilized for securities classified as Level 3 are as follows:

¡	Corporate debt securities – unadjusted single broker quotes which may be in an illiquid market or otherwise deemed unobservable.
¡	Asset-backed securities – internal models utilizing asset-backed securities index spreads.
¡	Separate account assets – single broker quotes which may be in an illiquid market or otherwise deemed unobservable or net asset value per share of the underlying investments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Overall, transfers between levels are attributable to a change in the observability of inputs. Assets and liabilities are transferred to a lower level in the hierarchy when a significant input cannot be corroborated with market observable data. This may occur when market activity decreases and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred to a higher level in the hierarchy when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity including recent trades, a specific event, or one or more significant input(s) becoming observable. All transfers between levels are recognized at the beginning of the reporting period in which the transfer occurred.

The policies and procedures utilized to review, account for and report on the value and level of the Company’s securities were determined and implemented by the Finance division. The Investments division is responsible for the processes related to security purchases and sales and provides valuation and leveling input to the Finance division when necessary. Both divisions within the Company have worked in conjunction to establish thorough pricing, review, approval, accounting and reporting policies and procedures around the securities valuation process.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

Internal pricing models may be used to value certain Level 3 securities. These models have been created by the Company based on specific characteristics of the portfolio, such as the high level of illiquidity, the low level of market making and trading activity and the collateralized nature of certain securities. These models are recalibrated monthly by adjusting the inputs based on current public security market conditions and how those conditions apply to the Company’s portfolio. Internal model input assumptions may include: prepayment speeds, constant default rates and the Asset Backed Securities Index (“ABX Index”) spread adjusted by an internally calculated liquidity premium. The primary inputs into the internal pricing models are the constant default rate and the internally adjusted ABX Index spread. Additionally, a monthly comparison of the internally developed model prices to pricing vendor evaluations is performed and analyzed. The Company determined the use of internal models was more accurate for certain securities categorized as Level 3 primarily due to the internally adjusted ABX Index spread being a better indication of fair value than spread assumptions used by external pricing models in illiquid markets. The internally adjusted ABX Index spread captures exposure to similar cash flows as the Company’s portfolio in a liquid and actively traded market and includes additional spread assumptions for potential illiquidity of the underlying collateral.

In some instances, securities are priced using external broker quotes. In most cases, when broker quotes are used as pricing inputs, more than one broker quote is obtained. External broker quotes are reviewed internally by comparing the quotes to similar securities in the public market and/or to vendor pricing, if available. Additionally, external broker quotes are compared to market reported trade activity to ascertain whether the price is reasonable, reflective of the current market prices and takes into account the characteristics of the Company’s securities.

Derivative financial instruments

The Company enters into derivative transactions which include the use of interest rate swaps, interest rate swaptions, cross-currency swaps, U.S. government treasury futures contracts, Eurodollar futures contracts, futures on equity indices and interest rate swap futures. The Company uses these derivative instruments to manage various risks, including interest rate and foreign currency exchange rate risk associated with its invested assets and liabilities. Derivative instruments are not used for speculative reasons.

All derivatives, regardless of hedge accounting treatment, are recorded in other assets and other liabilities at fair value. Accounting for the ongoing changes in the fair value of a derivative depends upon the intended use of the derivative and its designation as determined when the derivative contract is entered into. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in AOCI and are recognized in the consolidated income statements when the hedged item affects earnings. If the derivative is designated as a fair value hedge, the changes in its fair value and of the fair value of the hedged item attributable to the hedged risk are recognized in earnings in net investment income. Changes in the fair value of derivatives not qualifying for hedge accounting and the over effective portion of cash flow hedges are recognized in net investment income in the period of the change. Investment gains and losses generally result from the termination of derivative contracts prior to expiration.

The Company uses derivative financial instruments for risk management purposes associated with certain invested assets and policy liabilities. Derivatives are used to (a) hedge the economic effects of interest rate and stock market movements on the Company’s guaranteed minimum withdrawal benefit, (b) hedge the economic effect of a large increase in interest rates on the Company’s general account life insurance, group pension liabilities and certain separate account life insurance liabilities, (c) hedge the economic risks of other transactions such as future asset acquisitions or dispositions, the timing of liability pricing, currency risks on non-U.S. dollar denominated assets and fee revenue based on equity market performance and (d) convert floating rate assets to fixed rate assets for asset/liability management purposes.

The Company controls the credit risk of its derivative contracts through credit approvals, limits, monitoring procedures and in many cases, requiring collateral. The Company’s exposure is limited to the portion of the fair value of derivative instruments that exceeds the value of the collateral held and not to the notional or contractual amounts of the derivatives. The Company incorporates the market’s perception of its own and the counterparty’s non-performance risk through review of credit spreads in determining the fair value of the portion of its over-the-counter (“OTC”) derivative assets and liabilities that are uncollateralized.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

Collateral agreements are regularly entered into as part of the underlying agreements with counterparties to mitigate counterparty credit risk. Certain of these arrangements require collateral when the fair value exceeds certain thresholds and also include credit contingent provisions that provide for a reduction of these thresholds in the event of downgrade in the credit ratings of the Company and/or the counterparty.

Derivatives in a net asset position may have cash or securities pledged as collateral to the Company in accordance with the collateral support agreements with the counterparty. This collateral is held in a custodial account for the benefit of the Company. Unrestricted cash collateral is included in other assets and the obligation to return it is included in other liabilities. The cash collateral is reinvested in a government money market fund. Cash collateral pledged by the Company is included in other assets.

Cash

Cash includes only amounts in demand deposit accounts.

Book overdrafts occur when checks have been issued by the Company, but have not been presented to the Company’s disbursement bank accounts for payment. These bank accounts allow the Company to delay funding of the issued checks until they are presented for payment. This delay in funding results in a temporary source of financing. The activity related to book overdrafts is included in the financing activities in the consolidated statement of cash flows. The book overdrafts are included in other liabilities in the accompanying consolidated balance sheets.

Internal use software

Purchased software costs, as well as certain internal and external costs incurred to develop internal use computer software during the application development stage are capitalized and amortized using the straight-line method over its estimated useful life. Capitalized internal use software development costs, net of accumulated amortization, in the amounts of $48,280 and $33,021, are included in other assets at December 31, 2012 and 2011, respectively. The Company capitalized $17,593, $16,676 and $9,816 of internal use software development costs during the years ended December 31, 2012, 2011 and 2010, respectively.

Deferred acquisition costs and value of business acquired

The Company incurs costs in connection with the acquisition of new and renewal insurance business. Costs that vary directly with and relate to the successful production of new business are deferred as DAC. These costs consist primarily of commissions, costs associated with the Company’s sales representatives and policy issuance and underwriting expenses related to the production of successfully acquired new business or through the acquisition of insurance or annuity contracts. A success factor is derived from actual contracts issued by the Company from requests for proposals or applications received. VOBA represents the estimated fair value of insurance or annuity contracts acquired either directly through the acquisition of another insurance company or through the acquisition of insurance or annuity contracts through assumption reinsurance transactions. The recoverability of such costs is dependent upon the future profitability of the related business.

DAC and VOBA associated with the annuity products and flexible premium universal life insurance products are being amortized over the life of the contracts in proportion to the emergence of gross profits. Retrospective adjustments of these amounts are made when the Company revises its estimates of current or future gross profits. DAC and VOBA associated with traditional life insurance are amortized over the premium-paying period of the related policies in proportion to premium revenues recognized. DAC and VOBA, for applicable products, are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in AOCI.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

Goodwill and other intangible assets

Goodwill is the excess of cost over the fair value of assets acquired and liabilities assumed in connection with an acquisition and is considered an indefinite lived asset and therefore is not amortized. The Company tests goodwill for impairment annually or more frequently if events or circumstances indicate that there may be justification for conducting an interim test. If the carrying value of goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income in the period in which the impairment is identified.

Other intangible assets represent the estimated fair value of the portion of the purchase price that was allocated to the value of customer relationships and preferred provider relationships in various acquisitions. These intangible assets have been assigned values using various methodologies, including present value of projected future cash flows, analysis of similar transactions that have occurred or could be expected to occur in the market and replacement or reproduction cost. The initial valuations of these intangible assets were supported by an independent valuation study that was commissioned by the Company. Other identified intangible assets with finite lives are amortized over their estimated useful lives, which initially ranged from 4 to 14 years (weighted average 13 years), primarily based upon the cash flows generated by these assets.

Separate accounts

Separate account assets and related liabilities are carried at fair value in the accompanying consolidated balance sheets. The Company issues variable annuity contracts through separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder and therefore, are not included in the Company’s consolidated statements of income.

Revenues to the Company from the separate accounts consist of contract maintenance fees, investment management fees, administrative fees and mortality and expense risk charges.

The Company’s separate accounts invest in shares of Great-West Funds, Inc. (“Great-West Funds”) (formerly known as Maxim Series Funds Inc.) and Putnam Funds, open-end management investment companies, which are affiliates of the Company, and shares of other non-affiliated mutual funds and government and corporate bonds.

Life insurance and annuity future benefits

Life insurance and annuity future benefits with life contingencies in the amounts of $13,808,516 and $13,051,532 at December 31, 2012 and 2011, respectively, are computed on the basis of estimated mortality, investment yield, withdrawals, future maintenance and settlement expenses and retrospective experience rating premium refunds. Annuity contract benefits without life contingencies in the amounts of $9,622,357 and $8,727,286 at December 31, 2012 and 2011, respectively, are established at the contractholder’s account value.

Reinsurance Ceded

In the normal course of its business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks to other insurance enterprises under excess coverage and coinsurance contracts. For each of its reinsurance agreements, the Company determines if the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. If the Company determines that a reinsurance agreement does not provide indemnification against loss or liability relating to insurance risk, the Company records the agreement using the deposit method of accounting. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

Policy benefits and policy and contract claims ceded to other insurance companies are carried as a reinsurance receivable in the accompanying consolidated balance sheets. The cost of reinsurance related to long duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

Policy and contract claims

Policy and contract claims include provisions for claims incurred but not reported and claims in the process of settlement. The provision for claims incurred but not reported is valued based primarily on the Company’s prior experience. The claims in the process of settlement are valued in accordance with the terms of the related policies and contracts.

Participating business

The Company has participating policies in which the policyholder shares in the Company’s earnings through policyholder dividends that reflect the difference between the assumptions used in the premium charged and the actual experience on those policies. The amount of dividends to be paid is determined by the Board of Directors.

Participating life and annuity policy benefit liabilities are $6,748,375 and $6,705,462 at December 31, 2012 and 2011, respectively. Participating business comprises approximately 9% and 8% of the Company’s individual life insurance in-force at December 31, 2012 and 2011, respectively, and 20%, 19% and 13% of individual life insurance premium income for the years ended December 31, 2012, 2011 and 2010, respectively. The policyholder’s share of net income on participating policies is excluded from stockholder’s equity and recorded as undistributed earnings on participating business in the consolidated balance sheet.

Recognition of premium and fee income and benefits and expenses

Life insurance premiums are recognized when due. Annuity contract premiums with life contingencies are recognized as received. Revenues for annuity and other contracts without significant life contingencies consist of contract charges for the cost of insurance and contract administration and surrender fees that have been assessed against the contract account balance during the period and are recognized when earned. Fees from assets under management, assets under administration, shareholder servicing, mortality and expense risk charges, administration and record-keeping services and investment advisory services are recognized when due. Benefits and expenses on policies with life contingencies are associated with earned premiums so as to result in recognition of profits over the life of the contracts. Premiums and policyholder benefits and expenses are presented net of reinsurance.

Net investment income

Interest income from fixed maturities and mortgage loans on real estate is recognized when earned.

Realized investment gains (losses) and derivative financial instruments

Realized investment gains and losses are reported as a component of revenues and are determined on a specific identification basis. Realized investment gains and losses also result from the termination of derivative contracts prior to expiration that are not designated as hedges for accounting purposes and certain fair-value hedge relationships.

Income taxes

Income taxes are recorded using the asset and liability method in which deferred tax assets and liabilities are recorded for expected future tax consequences of events that have been recognized in either the Company’s consolidated financial statements or consolidated tax returns. In estimating future tax consequences, all expected future events, other than the enactments or changes in the tax laws or rules, are considered.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

A valuation allowance is provided to the extent that it is more likely than not that deferred tax assets will not be realized. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized. The effect on deferred taxes from a change in tax rates is recognized in income in the period that includes the enactment date.

Share-based compensation

Lifeco maintains the Great-West Lifeco Inc. Stock Option Plan (the “Lifeco plan”) that provides for the granting of options on its common shares to certain of its officers and employees and those of its subsidiaries, including the Company. The Company uses the fair value method to recognize the cost of share-based employee compensation under the Lifeco plan.

In 2011, the Company implemented a Performance Share Unit Plan (“PSU plan”) for senior executives of the Company. Under the PSU plan, performance share units are granted to certain senior executives of the Company having a value equal to the participants’ deferred incentive compensation for the period. The Company uses the fair value method to recognize the cost of share-based employee compensation under the PSU plan.

2. Application of Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06 Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”). ASU No. 2010-06 provides for disclosure of significant transfers in and out of the fair value hierarchy Levels 1 and 2 and the reasons for these transfers. In addition, ASU No. 2010-06 provides for separate disclosure about purchases, sales, issuances and settlements in the Level 3 hierarchy rollforward activity. ASU No. 2010-06 is effective for interim and annual periods beginning after December 31, 2009 except for the provisions relating to purchases, sales, issuances and settlements of Level 3 investments, which are effective for fiscal years beginning after December 15, 2010. The Company adopted the disclosure provisions of ASU 2010-06 for its fiscal year beginning January 1, 2010 and adopted the Level 3 purchases, sales, issuances and settlements provisions for its fiscal year beginning January 1, 2011. The provisions of ASU No. 2010-06 relate only to financial statement disclosures and, accordingly, did not have an impact on the Company’s consolidated financial position or the results of its operations.

In April 2011, the FASB issued ASU No. 2011-02 Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring (“ASU No. 2011-02”). ASU No. 2011-02 clarifies and defines the criteria to be met in a debt modification in order to be considered a troubled debt restructuring. It also clarifies whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructures. ASU No. 2011-02 is effective for the first interim or annual period beginning on or after June 15, 2011 with early adoption permitted and is to be applied retrospectively to the beginning of the annual period of adoption. The Company adopted ASU No. 2011-02 for its fiscal period ended September 30, 2011. The adoption of ASU No. 2011-02 did not have an impact on the Company’s consolidated financial position or the results of its operations.

In April 2011, the FASB issued ASU No. 2011-03 Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements (“ASU No. 2011-03”). ASU No. 2011-03 removes from the assessment of effective control the criterion requiring a transferor to have the ability to repurchase or redeem the financial assets transferred in a repurchase arrangement. This requirement was one of the criteria under ASC topic 860 that entities used to determine whether a transferor maintained effective control. Entities are still required to consider all the effective control criterion under ASC topic 860; however, the elimination of this requirement may lead to more conclusions that a repurchase agreement should be accounted for as a secured borrowing rather than a sale. ASU No. 2011-03 is effective for the first interim or annual period beginning on or after December 15, 2011. The Company adopted ASU No. 2011-03 for its fiscal year beginning January 1, 2012. The adoption of ASU No. 2011-03 did not have an impact on the Company’s consolidated financial position or the results of its operations.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

In May 2011, the FASB issued ASU No. 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU No. 2011-04”). ASU No. 2011-04 does not extend the use of the existing concepts or guidance regarding fair value. It results in common fair value measurements and disclosures between accounting principles generally accepted in the United States and those of International Financial Reporting Standards. ASU No. 2011-04 expands disclosure requirements for Level 3 inputs to include a quantitative description of the unobservable inputs used, a description of the valuation process used and a qualitative description about the sensitivity of the fair value measurements. ASU No. 2011-04 is effective for interim or annual periods beginning on or after December 15, 2011. The Company adopted ASU No. 2011-04 for its fiscal year beginning January 1, 2012. The provisions of ASU No. 2011-04 relate only to financial statement disclosures regarding fair value and, accordingly, its adoption did not have an impact on the Company’s consolidated financial position or the results of its operations.

In June 2011, the FASB issued ASU No. 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU No. 2011-05”). ASU No. 2011-05 provides that, upon adoption, entities must present the components of net income, the components of comprehensive income and the total of comprehensive income for all periods presented. The option of presenting the components of comprehensive income in the statement of changes of equity has been eliminated. ASU No. 2011-05 is effective for interim or annual periods beginning on or after December 15, 2011. The Company adopted ASU No. 2011-05 for its fiscal year beginning January 1, 2012. The provisions of ASU No. 2011-05 relate only to the presentation of other comprehensive income and, accordingly, its adoption did not have an impact on the Company’s consolidated financial position or the results of its operations. ASU No. 2011-05 was subsequently amended by ASU No. 2011-12.

In September 2011, the FASB issued ASU No. 2011-08 Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (“ASU No. 2011-08”). ASU No. 2011-08 provides that entities have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of recorded goodwill is less than its carrying value. If an entity concludes that it is more likely than not that the fair value of recorded goodwill is less than its carrying value, it is then required to calculate the fair value of the recorded goodwill and to measure the amount of impairment loss, if any. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests for fiscal years beginning after December 15, 2011. The Company adopted the provisions of ASU No. 2011-08 for its fiscal year beginning January 1, 2012. The adoption of ASU No. 2011-08 did not have an impact on the Company’s consolidated financial position or the results of its operations.

In December 2011, the FASB issued ASU No. 2011-12 Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU No. 2011-12”). ASU No. 2011-12 indefinitely defers the requirement in ASU No. 2011-05 for entities to present reclassification adjustments out of AOCI by component in both the statement in which net income is presented and statement in which other comprehensive income is presented, for both interim and annual periods. ASU No. 2011-12 does not affect any other provisions of ASU No. 2011-05. ASU No. 2011-12 is effective for fiscal years and interim periods within those years ending after December 15, 2011. The Company adopted the provisions of ASU No. 2011-12 for its fiscal year beginning January 1, 2012. The provisions of ASU No. 2011-12 relate only to the indefinite deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income and, accordingly, its adoption did not have an impact on the Company’s consolidated financial position or the results of its operations. ASU No. 2011-12 was subsequently amended by ASU No. 2013-02.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

Future adoption of new accounting pronouncements

In December 2011, the FASB issued ASU No. 2011-11 Balance Sheet (Topic 210) Disclosures about Offsetting Assets and Liabilities (“ASU No. 2011-11”). ASU No. 2011-11 provides for entities to disclose information about financial instruments and derivative instruments that are either offset in the balance sheet (presented on a net basis), or subject to an enforceable master netting arrangement or similar arrangement. ASU No. 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and for interim periods within those annual periods. The Company will adopt the provisions of ASU No. 2011-11 for its fiscal year beginning January 1, 2013. The provisions of ASU No. 2011-11 relate only to financial statement disclosures regarding balance sheet offsetting and, accordingly, its adoption will not have an impact on the Company’s consolidated financial position or the results of its operations. ASU No. 2011-11 was subsequently amended by ASU No. 2013-01.

In January 2013, the FASB issued ASU No. 2013-01 Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (“ASU No. 2013-01”). ASU No. 2013-01 clarifies that the scope of ASU No. 2011-11 applies to derivatives, repurchase agreements, reverse repurchase agreements, securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. The Company will adopt the provisions of ASU No. 2013-01 for its fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. The effective date is the same as the effective date of ASU No. 2011-11.

In February 2013, the FASB issued ASU No. 2013-02 Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU No. 2013-02”). ASU No. 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income for each applicable component of net income on a prospective basis. ASU No. 2013-02 supersedes the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU No. 2011-05 and ASU No. 2011-12, for all entities. The Company will adopt the provisions of ASU No. 2013-02 for its fiscal year beginning January 1, 2013. The provisions of ASU No. 2013-02 relate only to financial statement presentation of other comprehensive income and, accordingly, its adoption will not have an impact on the Company’s consolidated financial position or the results of its operations.

3. Related Party Transactions

In the normal course of its business, the Company enters into reinsurance agreements with related parties. Included in the consolidated balance sheets at December 31, 2012 and 2011 are the following related party amounts:

	December 31,
	2012	2011
Reinsurance receivable	$533,446	$502,093
Future policy benefits	1,990,579	2,115,676

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

Included in the consolidated statements of income for the years ended December 31, 2012, 2011 and 2010 are the following related party amounts:

	Year ended December 31,
	2012	2011	2010
Premium income, net of related party premiums ceded of $18,112, $6,912, and $3,588	$96,439	$129,072	$131,037
Life and other policy benefits, net of reinsurance recoveries of $12,562 $6,426 and $4,906	99,321	106,790	122,830
Decrease in future policy benefits	(39,439)	(70,554)	(65,778)

The Company provides certain administrative and operational services and investment services for The Great-West Life Assurance Company (“GWL”) and The Canada Life Assurance Company (“CLAC”), wholly-owned subsidiaries of Lifeco. Additionally, the Company receives payroll-related services from GWL. The Company also provides investment services for London Reinsurance Group, an indirect subsidiary of GWL. The following table presents revenue, expenses incurred and expense reimbursement from related parties for services provided pursuant to these service agreements for the years ended December 31, 2012, 2011 and 2010. These amounts, in accordance with the terms of the various contracts, are based upon estimated costs incurred, including a profit charge, and resources expended based upon the number of policies, certificates in-force and/or administered assets.

	Year ended December 31,
	2012	2011	2010
Investment management and administrative revenue included in fee income and net investment income	$7,770	$7,492	$7,505
Administrative and underwriting expense reimbursements included as a reduction to general insurance expense	1,698	3,629	988
Administrative and underwriting expense included in general insurance expense	(2,610)	-	-

Total	$6,858	$11,121	$8,493

The following table summarizes amounts due from parent and affiliates at December 31, 2012 and 2011:

			December 31,
Related party	Indebtedness	Due date	2012	2011
GWL&A Financial Inc.	On account	On demand	$17,236	$6,976
Great-West Lifeco U.S. Inc.	On account	On demand	62,350	105,614
Great-West Lifeco Finance LP	On account	On demand	695	716
Great-West Lifeco Finance LP II	On account	On demand	619	524
Other related party receivables	On account	On demand	1,928	867

Total			$82,828	$114,697

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The following table summarizes amounts due to parent and affiliates at December 31, 2012 and 2011:

			December 31,
Related party	Indebtedness	Due date	2012	2011
GWL&A Financial Inc. (1)	Surplus note	November 2034	$194,390	$194,362
GWL&A Financial Inc. (2)	Surplus note	May 2046	333,400	333,400
GWL&A Financial Inc.	Note interest	May 2013	4,701	4,701
Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. II	On account	On demand	-	140
London Life Financial Corporation	On account	On demand	1,735	1,715
The Great-West Life Assurance Company	On account	On demand	2,568	1,765
The Canada Life Assurance Company	On account	On demand	7,653	2,478

Total			$544,447	$538,561

(1) A note payable to GWL&A Financial was issued as a surplus note on November 15, 2004, with a face amount of $195,000 and carrying amounts of $194,390 and $194,362 at December 31, 2012 and 2011, respectively. The surplus note bears interest at the rate of 6.675% per annum, payable in arrears on each May 14 and November 14. The note matures on November 14, 2034.

(2) A note payable to GWL&A Financial was issued as a surplus note on May 19, 2006, with a face amount and carrying amount of $333,400. The surplus note bears interest initially at the rate of 7.203% per annum, payable in arrears on each May 16 and November 16 until May 16, 2016. After May 16, 2016, the surplus note bears an interest rate of 2.588% plus the then-current three-month London Interbank Offering Rate (“LIBOR”). The surplus note is redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016. The note matures on May 16, 2046.

Payments of principal and interest under the surplus notes shall be made only out of surplus funds of the Company and only with prior written approval of the Commissioner of Insurance of the State of Colorado when the Commissioner of Insurance is satisfied that the financial condition of the Company warrants such action pursuant to applicable Colorado law. Payments of principal and interest on the surplus notes are payable only if at the time of such payment and after giving effect to the making thereof, the Company’s surplus would not fall below two and one half times the authorized control level as required by the most recent risk-based capital calculations.

Interest expense attributable to these related party debt obligations was $37,059 for the year ended December 31, 2012, $37,163 for the year ended December 31, 2011 and $37,042 for the year ended December 31, 2010. Included in other liabilities on the consolidated balance sheets at December 31, 2012 and 2011 is $4,701 of interest payable attributable to these related party debt obligations.

The Company’s wholly owned subsidiary, Great-West Life & Annuity Insurance Company of South Carolina (“GWSC”) and CLAC are parties to a reinsurance agreement pursuant to which GWSC assumes term life insurance from CLAC. GWL&A Financial obtained two letters of credit for the benefit of the Company as collateral under the GWSC and CLAC reinsurance agreement for policy liabilities and capital support. The first letter of credit is for $1,138,500 and renews annually until it expires on December 31, 2025. The second letter of credit is for $70,000 and renews annually for an indefinite period of time. At December 31, 2012 and 2011 there were no outstanding amounts related to the letters of credit.

Included within reinsurance receivable in the consolidated balance sheets are $486,514 and $450,820 of funds withheld assets as of December 31, 2012 and 2011, respectively. CLAC pays the Company on, a quarterly basis, interest on the funds withheld balance at a rate of 4.55% per annum.

A subsidiary of the Company, Great-West Capital Management, LLC, (formerly known as GW Capital Management LLC) serves as a Registered Investment Advisor to Great-West Funds, an affiliated open-end management investment company, to several affiliated insurance company separate accounts and to Great-

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

West Trust Company, LLC, (formerly known as Orchard Trust Company, LLC), an affiliated trust company. Great-West Trust Company, LLC, serves as trustee to several collective investment trusts. Included in fee income on the consolidated statements of income is $84,137, $69,172 and $59,320 of advisory, management and trustee fee income from these affiliated entities for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company’s separate accounts invest in shares of Great-West Funds and Putnam Funds which are affiliates of the Company and shares of other non-affiliated mutual funds and government and corporate bonds. The Company’s separate accounts include mutual funds or other investment options that purchase guaranteed interest annuity contracts issued by the Company. During the years ended December 31, 2012, 2011 and 2010, these purchases totaled $131,593, $112,117 and $162,504, respectively. As the general account investment contracts are also included in the separate account balances in the accompanying consolidated balance sheets, the Company has reduced the separate account assets and liabilities by $289,730 and $266,340 at December 31, 2012 and 2011, respectively, to eliminate these amounts in its consolidated balance sheets at those dates.

4. Summary of Investments

The following tables summarize fixed maturity investments classified as available-for-sale and the non-credit-related component of OTTI in AOCI at December 31, 2012 and 2011:

	December 31, 2012
Fixed maturities:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value and carrying value	OTTI (gain) loss included in AOCI (1)
U.S. government direct obligations and U.S. agencies	$2,735,917	$101,568	$3,411	$2,834,074	$-
Obligations of U.S. states and their subdivisions	1,676,289	342,445	229	2,018,505	-
Corporate debt securities (2)	9,511,411	974,231	111,551	10,374,091	(2,293)
Asset-backed securities	1,795,122	120,471	54,454	1,861,139	(66,293)
Residential mortgage-backed securities	407,715	17,900	30	425,585	(240)
Commercial mortgage-backed securities	616,011	48,247	1,303	662,955	-
Collateralized debt obligations	13,751	14	1,770	11,995	-

Total fixed maturities	$16,756,216	$1,604,876	$172,748	$18,188,344	$(68,826)

(1) Indicates the amount of any OTTI (gain) loss included in AOCI that is included in gross unrealized gains and losses. OTTI (gain) loss included in AOCI, as presented above, includes both the initial recognition of non-credit losses and the effects of subsequent increases and decreases in estimated fair value for those fixed maturity securities that had previous non-credit impairment. The non-credit loss component of OTTI (gain) loss was in an unrealized gain position due to increases in estimated fair value subsequent to initial recognition of non-credit losses on such securities.

(2) Includes perpetual debt investments with amortized cost of $226,069 and estimated fair value of $153,100 at December 31, 2012.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

	December 31, 2011
Fixed maturities:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value and carrying value	OTTI (gain) loss included in AOCI (1)
U.S. government direct obligations and U.S. agencies	$2,209,420	$107,363	$1,112	$2,315,671	$-
Obligations of U.S. states and their subdivisions	1,773,687	297,488	5	2,071,170	-
Corporate debt securities (2)	8,287,960	762,045	154,259	8,895,746	3,672
Asset-backed securities (3)	2,006,544	70,117	125,217	1,951,444	(23,837)
Residential mortgage-backed securities	578,046	17,461	3,965	591,542	1,409
Commercial mortgage-backed securities	712,831	42,538	7,572	747,797	-
Collateralized debt obligations	18,482	3	2,072	16,413	-

Total fixed maturities	$15,586,970	$1,297,015	$294,202	$16,589,783	$(18,756)

(1) Indicates the amount of any OTTI (gain) loss included in AOCI that is included in gross unrealized gains and losses. OTTI (gain) loss included in AOCI, as presented above, includes both the initial recognition of non-credit losses and the effects of subsequent increases and decreases in estimated fair value for those fixed maturity securities that had previous non-credit impairment.

(2) Includes perpetual debt investments with amortized cost of $253,023 and estimated fair value of $166,284 at December 31, 2011.

(3) The non-credit loss component of OTTI (gain) loss for asset-backed securities was in an unrealized gain position due to increases in estimated fair value subsequent to initial recognition of non-credit losses on such securities.

See Note 6 for additional discussion regarding fair value measurements.

The amortized cost and estimated fair value of fixed maturity investments classified as available-for-sale at December 31, 2012, based on estimated cash flows, are shown in the table below. Actual maturities will likely differ from these projections because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2012
	Amortized cost	Estimated fair value
Maturing in one year or less	$672,982	$711,671
Maturing after one year through five years	3,074,443	3,374,411
Maturing after five years through ten years	3,685,547	4,192,495
Maturing after ten years	3,895,658	4,271,934
Mortgage-backed and asset-backed securities	5,427,586	5,637,833

	$16,756,216	$18,188,344

Mortgage-backed (commercial and residential) and asset-backed securities include those issued by U.S. government and U.S. agencies.

The following table summarizes information regarding the sales of securities classified as available-for-sale for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
Proceeds from sales	$6,821,092	$3,958,589	$3,222,700
Gross realized gains from sales	113,984	104,893	62,702
Gross realized losses from sales	4,371	23,138	26

The increase in proceeds from sales during the year ended December 31, 2012 was primarily due to sales of government agency securities to enter into dollar repurchase transactions. Gross realized gains and losses from sales during the year were primarily attributable to changes in interest rates and gains and losses on repurchase agreement transactions.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The Company had no fixed maturity securities that had been non-income producing for the twelve months preceding December 31, 2012. The Company had a corporate fixed maturity security with a fair value of $9,949 that had been non-income producing for the twelve months preceding December 31, 2011.

Mortgage loans on real estate - The following table summarizes the carrying value of the mortgage loan portfolio by component as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Principal	$2,866,411	$2,510,949
Unamortized premium (discount)	18,237	23,268
Mortgage provision allowance	(2,890)	(21,130)

Total mortgage loans	$2,881,758	$2,513,087

The average recorded investment of impaired mortgage loans was $1,034, $5,822 and $5,101 for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table summarizes the recorded investment of the mortgage loan portfolio by risk assessment category as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Performing	$2,884,648	$2,532,150
Non-performing	-	2,067

Total	$2,884,648	$2,534,217

The following table summarizes activity in the mortgage provision allowance for the years ended December 31, 2012, 2011 and 2010:

	Year ended December, 31
	2012	2011	2010
	Commercial mortgages	Commercial mortgages	Commercial mortgages
Beginning balance	$21,130	$16,300	$14,854
Provision increases	1,067	4,830	1,446
Charge-off	(992)		-
Recovery	(75)	-	-
Provision decreases	(18,240)	-	-

Ending balance	$2,890	$21,130	$16,300

Allowance ending balance by basis of impairment method:
Collectively evaluated for impairment	$2,890	$21,130	$16,300

Recorded investment balance in the mortgage loan portfolio, gross of allowance, by basis of impairment method:	$2,884,648	$2,534,217	$1,738,722
Individually evaluated for impairment	14,970	18,493	27,250
Collectively evaluated for impairment	2,869,678	2,515,724	1,711,472

Limited partnership and other corporation interests - At December 31, 2012 and 2011, the Company had $124,814 and $169,233, respectively, invested in limited partnership and other corporation interests, which include limited partnerships established for the purpose of investing in low-income housing that qualify for federal and state tax credits.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The Company has determined each investment in low-income housing limited partnerships (“LIHLP”) to be considered a VIE. Although the Company is involved with the VIE, it determined that consolidation was not required because it has no power to direct the activities that most significantly impact the entities’ economic performance.

As a 99% limited partner in various upper-tier LIHLPs, the Company has few or no voting rights, but expects to receive the tax credits allocated to the partnership and operating losses from depreciation and interest expense. The Company is only an equity investor and views the LIHLP as a single investment. The general partner of the LIHLPs is most closely involved in the development and management of the LIHLP project. The general partner has a small ownership of the partnership, which requires a de minimus capital contribution. This equity investment is reduced based on fees paid at inception by the limited partner; therefore, the general partner does not qualify as having an equity investment at risk in the LIHLP project. However, the limited partner does not have the direct or indirect ability through voting rights or similar rights to make decisions about the general partner’s activities that have a significant effect on the success of the partnership.

The carrying value and maximum exposure to loss in relation to the activities of the VIEs was $71,370 and $111,631 at December 31, 2012 and 2011, respectively.

Special deposits and securities lending - The Company had securities on deposit with government authorities as required by certain insurance laws with fair values of $15,791 and $16,631 at December 31, 2012 and 2011, respectively.

The Company participates in a securities lending program whereby securities are loaned to third parties. Securities with a cost or amortized cost of $138,654 and $7,266 and estimated fair values of $138,297 and $6,823 were on loan under the program at December 31, 2012 and 2011, respectively. The Company received restricted cash collateral of $142,022 and $7,099 at December 31, 2012 and 2011, respectively.

Unrealized losses on fixed maturity investments classified as available-for-sale - The following tables summarize unrealized investment losses, including the non-credit-related portion of OTTI losses reported in AOCI, by class of investment at December 31, 2012 and 2011:

	December 31, 2012
	Less than twelve months		Twelve months or longer		Total
Fixed maturities:	Estimated fair value	Unrealized loss and OTTI	Estimated fair value	Unrealized loss and OTTI	Estimated fair value	Unrealized loss and OTTI
U.S. government direct obligations and U.S. agencies	$538,612	$3,270	$7,252	$141	$545,864	$3,411
Obligations of U.S. states and their subdivisions	25,679	229	-	-	25,679	229
Corporate debt securities	527,280	12,287	291,611	99,264	818,891	111,551
Asset-backed securities	30,810	97	647,715	54,357	678,525	54,454
Residential mortgage-backed securities	9,834	8	1,210	22	11,044	30
Commercial mortgage-backed securities	34,727	169	35,960	1,134	70,687	1,303
Collateralized debt obligations	-	-	11,963	1,770	11,963	1,770

Total fixed maturities	$1,166,942	$16,060	$995,711	$156,688	$2,162,653	$172,748

Total number of securities in an unrealized loss position		85		133		218

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

	December 31, 2011
	Less than twelve months		Twelve months or longer		Total
Fixed maturities:	Estimated fair value	Unrealized loss and OTTI	Estimated fair value	Unrealized loss and OTTI	Estimated fair value	Unrealized loss and OTTI
U.S. government direct obligations and U.S. agencies	$297,410	$913	$17,531	$199	$314,941	$1,112
Obligations of U.S. states and their subdivisions	1,557	5	-	-	1,557	5
Corporate debt securities	363,111	12,986	479,441	141,273	842,552	154,259
Asset-backed securities	218,850	10,365	841,415	114,852	1,060,265	125,217
Residential mortgage-backed securities	14,203	373	120,364	3,592	134,567	3,965
Commercial mortgage-backed securities	6,726	13	68,952	7,559	75,678	7,572
Collateralized debt obligations	-	-	16,392	2,072	16,392	2,072

Total fixed maturities	$901,857	$24,655	$1,544,095	$269,547	$2,445,952	$294,202

Total number of securities in an unrealized loss position		89		167		256

Fixed maturity investments - Total unrealized losses and OTTI decreased by $121,454, or 41%, from December 31, 2011 to December 31, 2012. This decrease in unrealized losses was across most asset classes and reflects continued recovery in market liquidity and lower interest rates, although the economic uncertainty in certain asset classes still remains.

Unrealized losses on corporate debt securities decreased by $42,708 from December 31, 2011 to December 31, 2012. The valuation of these securities has been influenced by market conditions with increased liquidity and lower interest rates in the finance sector resulting in generally higher valuations of these fixed income securities. The finance sector accounts for 91% of the corporate debt securities’ unrealized loss at December 31, 2012.

Corporate debt securities account for 63% of the unrealized losses and OTTI greater than twelve months. Of the $99,264 of unrealized losses and OTTI over twelve months on corporate debt securities, 55% are on securities which continue to be rated investment grade. Of the $44,669 of unrealized losses and OTTI greater than twelve months on non-investment grade corporate debt securities, 98% of the losses are on perpetual debt investments issued by banks in the United Kingdom, which have bank ratings of A- or higher. The Company determined the majority of the unrealized losses on perpetual securities were due to widening credit spreads and low LIBOR based coupon rates on the securities, which are not expected to compromise the issuers’ ability to service the investments. Management does not have the intent to sell these assets prior to a full recovery; therefore, an OTTI was not recognized in earnings.

Asset-backed securities account for 35% of the unrealized losses and OTTI greater than twelve months. Of the $54,357 of unrealized losses and OTTI over twelve months on asset-backed securities, 63% of the losses are on securities which continue to be rated investment grade. The present value of the cash flows expected to be collected is not less than amortized cost and management does not have the intent to sell these assets prior to a full recovery; therefore, an OTTI was not recognized in earnings.

See Note 6 for additional discussion regarding fair value measurements.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

Other-than-temporary impairment recognition - The Company recorded OTTI on fixed maturity investments for the years ended December 31, 2012, 2011 and 2010 as follows:

	Year ended December 31, 2012
			OTTI
	OTTI recognized in realized		recognized
	gains/(losses)		in OCI (2)
Fixed maturities:	Credit related (1)	Non-credit related	Non-credit related	Total
Corporate debt securities	$254	$-	$-	$254
Asset-backed securities	4,429	-	(61)	4,368

Total fixed maturities	$4,683	$-	$(61)	$4,622

(1)	All of the $4,429 in credit related OTTI is bifurcated credit loss recognized on two asset-backed fixed maturities.
(2)	Amounts are recognized in OCI in the period incurred.

	Year ended December 31, 2011
			OTTI
	OTTI recognized in realized		recognized
	gains/(losses)		in OCI (2)
Fixed maturities:	Credit related (1)	Non-credit related	Non-credit related	Total
Corporate debt securities	$501	$-	$-	$501
Asset-backed securities	6,264	-	10,005	16,269

Total fixed maturities	$6,765	$-	$10,005	$16,770

(1)	All of the $6,264 in credit related OTTI is bifurcated credit loss recognized on one asset-backed fixed maturities.
(2)	Amounts are recognized in OCI in the period incurred.

	Year ended December 31, 2010
			OTTI
	OTTI recognized in realized		recognized
	gains/(losses)		in OCI (2)
Fixed maturities:	Credit related (1)	Non-credit related	Non-credit related	Total
U.S. government direct obligations and U.S. agencies	$750	$10,035	$-	$10,785
Corporate debt securities	-	1,529	-	1,529
Asset-backed securities	64,896	-	16,242	81,138
Residential mortgage-backed securities	1,390	-	505	1,895
Collateralized debt obligations	34	-	-	34

Total fixed maturities	$67,070	$11,564	$16,747	$95,381

(1)

Of the credit-related OTTI on asset-backed securities, $53,327 and $8,558 were related to Ambac Financial Group, Inc. and Financial Guaranty Insurance Company, respectively. Of the $67,070 in total fixed maturities, $66,286 is the bifurcated credit loss recognized on securities.

(2)	Amounts are recognized in OCI in the period incurred.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The OTTI of fixed maturity securities where the loss portion is bifurcated and the credit related component is recognized in realized investment gains (losses) is summarized as follows:

	Year ended December 31,
	2012	2011	2010
Bifurcated credit loss:
Beginning balance	$186,999	$181,611	$115,325
Additions:
Initial impairments - credit loss on securities not previously impaired	4,429	6,264	66,286
Reductions:
Due to sales, maturities, or payoffs during the period	(23,640)	(876)	-

Ending balance	$167,788	$186,999	$181,611

Net Investment Income

The following table summarizes net investment income for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
Investment income:
Fixed maturity and short-term investments	$808,215	$821,582	$823,828
Mortgage loans on real estate	138,411	117,796	96,711
Policy loans	213,300	218,663	234,944
Limited partnership interests	7,566	6,915	5,767
Net interest on funds withheld balances under reinsurance agreements, related party	19,382	18,376	17,130
Derivative instruments (1)	16,008	(11,613)	7,182
Other	5,222	3,113	5,079

	1,208,104	1,174,832	1,190,641
Investment expenses	(16,553)	(16,346)	(15,897)

Net investment income	$1,191,551	$1,158,486	$1,174,744

(1)	Includes gains (losses) on the hedged asset for fair value hedges.

Realized Investment Gains (Losses)

The following table summarizes realized investment gains (losses) for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
Realized investment gains (losses):
Fixed maturity and short-term investments	$105,675	$78,637	$(15,793)
Derivative instruments	(10,221)	(47,264)	(17,076)
Other	4,015	(2,048)	9,820
Provision for mortgage impairments, net of recoveries	17,248	(4,830)	(1,446)

Realized investment gains (losses)	$116,717	$24,495	$(24,495)

Included in net investment income and realized investment gains (losses) are amounts allocable to the participating fund account. This allocation is based upon the activity in a specific block of investments that are segmented for the benefit of the participating fund account.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

5. Derivative Financial Instruments

Derivative transactions are primarily entered into pursuant to master agreements and other contracts that provide for a single net payment to be made by one party to the other on a daily basis, periodic payment dates, or at the due date, expiration or termination of the agreement.

The aggregate fair value of derivative instruments with credit-risk-related contingent features where the Company is in a net liability position was $55,875 and zero as of December 31, 2012 and 2011, respectively.

At December 31, 2012 and 2011, the Company had pledged $54,400 and zero of unrestricted cash collateral to counterparties in the normal course of business, while other counterparties had pledged zero and $11,985 of unrestricted cash collateral to the Company to satisfy collateral netting agreements, respectively.

Cash flow hedges - Interest rate swap agreements are used to convert the interest rate on certain debt securities from a floating rate to a fixed rate. Cross-currency swaps are used to manage the foreign currency exchange rate risk associated with investments denominated in other than U.S. dollars. Interest rate futures are used to manage the interest rate risks of forecasted acquisitions of fixed rate maturity investments. These derivatives are primarily structured to hedge interest rate risk inherent in the assumptions used to price certain liabilities. The Company’s derivatives treated as cash flow hedges are eligible for hedge accounting.

At December 31, 2012, the Company estimated that $7,916 of net derivative gains included in AOCI will be reclassified into net income within the next twelve months.

Fair value hedges - Interest rate swap agreements are used to convert the interest rate on certain debt securities from a fixed rate to a floating rate to manage the interest rate risk of the change in the fair value of certain fixed rate maturity investments. Interest rate futures are used to manage the interest rate risk of the change in the fair value of certain fixed rate maturity investments. The Company’s derivatives treated as fair value hedges are eligible for hedge accounting.

Derivatives not designated as hedging instruments

The Company enters into certain transactions in which derivatives are hedging an economic risk but hedge accounting is not elected. These derivative instruments include: exchange-traded interest rate swap futures, exchange-traded equity index futures on certain indices, OTC interest rate swaptions, OTC interest rate swaps, exchange-traded Eurodollar interest rate futures and interest rate futures.

The derivative instruments mentioned above are economic hedges and used to manage risk. These transactions are used to offset changes in liabilities, hedge the economic effect of a large increase in interest rates, manage the potential variability in future interest payments due to a change in credited interest rates and the related change in cash flows due to increased surrenders, manage interest rate risks of forecasted acquisitions of fixed rate maturity investments and forecasted liability pricing, and hedge equity-based fee income.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The following tables summarize derivative financial instruments at December 31, 2012 and 2011:

	December 31, 2012
		Net derivatives	Asset derivatives	Liability derivatives
	Notional amount	Fair value	Fair value (1)	Fair value (1)
Hedge designation/derivative type:
Derivatives designated as hedges:
Cash flow hedges:
Interest rate swaps	$184,200	$26,113	$26,113	$-
Cross-currency swaps	424,248	(81,109)	4,643	85,752

Total cash flow hedges	608,448	(54,996)	30,756	85,752

Fair value hedges:
Interest rate swaps	183,776	(1,391)	258	1,649

Total fair value hedges	183,776	(1,391)	258	1,649

Total derivatives designated as hedges	792,224	(56,387)	31,014	87,401

Derivatives not designated as hedges:
Interest rate swaps	29,264	305	1,062	757
Futures on equity indices	3,133	-	-	-
Interest rate futures	80,550	-	-	-
Interest rate swaptions	688,674	342	342	-

Total derivatives not designated as hedges	801,621	647	1,404	757

Total cash flow hedges, fair value hedges and derivatives not designated as hedges	$1,593,845	$(55,740)	$32,418	$88,158

(1) The estimated fair value of all derivatives in an asset position is reported within other assets and the estimated fair value of all derivatives in a liability position is reported within other liabilities in the consolidated balance sheets.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

	December 31, 2011
	Notional amount	Net derivatives	Asset derivatives	Liability derivatives
		Fair value	Fair value (1)	Fair value (1)
Hedge designation/derivative type:
Derivatives designated as hedges:
Cash flow hedges:
Interest rate swaps	$184,200	$20,894	$20,894	$-
Cross-currency swaps	69,030	6,241	6,241	-

Total cash flow hedges	253,230	27,135	27,135	-

Fair value hedges:
Interest rate swaps	35,800	(1,011)	-	1,011

Total fair value hedges	35,800	(1,011)	-	1,011

Total derivatives designated as hedges	289,030	26,124	27,135	1,011

Derivatives not designated as hedges:
Interest rate swaps	392,235	(8,316)	4,687	13,003
Futures on equity indices	2,680	-	-	-
Interest rate futures	59,090	-	-	-
Interest rate swaptions	890,400	944	944	-

Total derivatives not designated as hedges	1,344,405	(7,372)	5,631	13,003

Total cash flow hedges, fair value hedges and derivatives not designated as hedges	$1,633,435	$18,752	$32,766	$14,014

(1) The estimated fair value of all derivatives in an asset position is reported within other assets and the estimated fair value of all derivatives in a liability position is reported within other liabilities in the consolidated balance sheets.

Notional amounts are used to express the extent of the Company’s involvement in derivative transactions and represent a standard measurement of the volume of its derivative activity. Notional amounts represent those amounts used to calculate contractual flows to be exchanged and are not paid or received.

The Company had 75 and 143 swap transactions with an average notional amount of $8,685 and $16,361 during the years ended December 31, 2012 and 2011, respectively. During the years ended December 31, 2012 and 2011, the Company had 23 and one cross-currency swap transaction(s) with an average notional amount of $12,710 and $39,030, respectively. The Company had 931 and 1,678 futures transactions with an average number of contracts per transaction of 11 and 18 during the years ended December 31, 2012 and 2011, respectively. The Company had 46 and 44 swaption transactions with an average notional amount of $5,528 and $5,986 during the years ended December 31, 2012 and 2011, respectively.

Significant changes in the derivative notional amount during the year ended December 31, 2012 were primarily due to the following:

¡	The net decrease of $394,808 in interest rate swaps, interest rate swaptions and futures was primarily due to a change in the Company’s interest rate risk hedging strategy.
¡	The increase of $355,218 in cross-currency swaps was due to additional swaps opened to hedge newly purchased assets denominated in British pounds and Euros.

The Company recognized total derivative gains (losses) in net investment income of $12,567, ($15,428) and $1,366 for the years ended December 31, 2012, 2011 and 2010, respectively. The Company recognized net investment gains (losses) on closed derivative positions of ($10,221), ($38,794) and ($17,076) for the years ended December 31, 2012, 2011 and 2010, respectively. The preceding amounts are shown net of any gains (losses) on the hedged assets in a fair value hedge that has been recorded in net investment income.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The following tables present the effect of derivative instruments in the consolidated statement of income for the years ended December 31, 2012, 2011 and 2010 reported by cash flow hedges, fair value hedges and economic hedges:

	Gain (loss) recognized in OCI on derivatives (Effective portion)			Gain (loss) reclassified from OCI into net income (Effective portion)				Gain (loss) recognized in net income on derivatives (Ineffective portion and amount excluded from effectiveness testing)
	Year ended December 31,			Year ended December 31,				Year ended December 31,
	2012	2011	2010	2012	2011	2010		2012	2011	2010
Cash flow hedges:
Interest rate swaps	$5,220	$21,322	$13,896	$2,856	$2,820	$1,582	(A)	$-	$9	$-	(A)
Cross-currency swaps	(24,101)	1,123	3,065	-	-	-		-	-	-
Interest rate futures	-	-	-	63	43	110	(A)	-	(92)	92	(A)
Interest rate futures	-	(1,431)	332	-	-	-		-	6	545	(B)

Total cash flow hedges	$(18,881)	$21,014	$17,293	$2,919	$2,863	$1,691		$-	$(77)	$637

(A) Net investment income.

(B) Represents realized gains (losses) on closed positions recorded in realized investment gains (losses), net.

	Gain (loss) on derivatives recognized in net income				Gain (loss) on hedged assets recognized in net income
	Year ended December 31,				Year ended December 31,
	2012	2011	2010		2012	2011	2010
Fair value hedges:
Interest rate swaps	$(380)	$(1,011)	$-	(A)	$-	$-	$-
Interest rate futures	-	(285)	(1,027)	(A)	-	-	-
Interest rate futures	-	(8,311)	(1,088)	(B)	-	-	-
Items hedged in interest rate swaps	-	-	-		380	1,011	-	(A)
Items hedged in interest rate futures	-	-	-		-	(2,002)	3,632	(A)
Items hedged in interest rate futures	-	-	-		-	8,470	-	(B)

Total fair value hedges (1)	$(380)	$(9,607)	$(2,115)		$380	$7,479	$3,632

(1) Hedge ineffectiveness of zero, ($2,128) and $1,517 was recognized during the years ended December 31, 2012, 2011 and 2010, respectively.

(A) Net investment income.

(B) Represents realized gains (losses) on closed positions recorded in realized investment gains (losses), net.

	Gain (loss) on derivatives recognized in net income
	Year ended December 31,
	2012		2011		2010
Derivatives not designated as hedging instruments:
Futures on equity indices	2	(A)	(32)	(A)	(9)	(A)
Futures on equity indices	(774)	(B)	373	(B)	(363)	(B)
Interest rate swaps	8,620	(A)	(12,351)	(A)	4,036	(A)
Interest rate swaps	(4,979)	(B)	(38,377)	(B)	(4,476)	(B)
Interest rate futures	164	(A)	260	(A)	(3,600)	(A)
Interest rate futures	(2,641)	(B)	(251)	(B)	(11,640)	(B)
Interest rate swaptions	862	(A)	(3,798)	(A)	(3,450)	(A)
Interest rate swaptions	(1,827)	(B)	(704)	(B)	(54)	(B)

Total derivatives not designated as hedging instruments	$(573)		$(54,880)		$(19,556)

(A) Net investment income.

(B) Represents realized gains (losses) on closed positions recorded in realized investment gains (losses), net.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

6. Fair Value Measurements

Recurring fair value measurements

The following tables present the Company’s financial assets and liabilities carried at fair value on a recurring basis by fair value hierarchy category as of December 31, 2012 and 2011:

	Assets and liabilities measured at fair value on a recurring basis
	December 31, 2012
Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities available-for-sale:
U.S. government direct obligations and U.S. agencies	$-	$2,834,074	$-	$2,834,074
Obligations of U.S. states and their subdivisions	-	2,018,505	-	2,018,505
Corporate debt securities	-	10,372,269	1,822	10,374,091
Asset-backed securities	-	1,595,601	265,538	1,861,139
Residential mortgage-backed securities	-	425,585	-	425,585
Commercial mortgage-backed securities	-	662,955	-	662,955
Collateralized debt obligations	-	11,963	32	11,995

Total fixed maturities available-for-sale	-	17,920,952	267,392	18,188,344

Fixed maturities held for trading:
U.S. government direct obligations and U.S. agencies	-	263,634	-	263,634
Corporate debt securities	-	61,336	-	61,336
Asset-backed securities	-	42,630	-	42,630

Total fixed maturities held for trading	-	367,600	-	367,600

Short-term investments available-for-sale	19,459	246,873	-	266,332
Collateral under securities lending agreements	142,022	-	-	142,022
Collateral under derivative counterparty collateral agreements	54,400	-	-	54,400
Derivative instruments designated as hedges:
Interest rate swaps	-	26,371	-	26,371
Cross-currency swaps	-	4,643	-	4,643
Derivative instruments not designated as hedges:
Interest rate swaps	-	1,062	-	1,062
Interest rate swaptions	-	342	-	342

Total derivative instruments	-	32,418	-	32,418

Separate account assets	12,171,024	12,434,502	-	24,605,526

Total assets	$12,386,905	$31,002,345	$267,392	$43,656,642

Liabilities
Payable under securities lending agreements	$142,022	$-	$-	$142,022
Derivative instruments designated as hedges:
Interest rate swaps	-	1,649	-	1,649
Cross-currency swaps	-	85,752	-	85,752
Derivative instruments not designated as hedges:
Interest rate swaps	-	757	-	757

Total derivative instruments	-	88,158	-	88,158

Separate account liabilities (1)	14	352,653	-	352,667

Total liabilities	$142,036	$440,811	$-	$582,847

(1) Includes only separate account instruments which are carried at the fair value of the underlying liabilities owned by the separate accounts.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

	Assets and liabilities measured at fair value on a recurring basis
	December 31, 2011
Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities available-for-sale:
U.S. government direct obligations and U.S. agencies	$-	$2,315,671	$-	$2,315,671
Obligations of U.S. states and their subdivisions	-	2,071,170	-	2,071,170
Corporate debt securities	-	8,859,250	36,496	8,895,746
Asset-backed securities	-	1,672,423	279,021	1,951,444
Residential mortgage-backed securities	-	591,542	-	591,542
Commercial mortgage-backed securities	-	747,797	-	747,797
Collateralized debt obligations	-	16,391	22	16,413

Total fixed maturities available-for-sale	-	16,274,244	315,539	16,589,783

Fixed maturities held for trading:
U.S. government direct obligations and U.S. agencies	-	36,352	-	36,352
Corporate debt securities	-	60,243	-	60,243
Asset-backed securities	-	43,905	-	43,905
Commercial mortgage-backed securities	-	7,026	-	7,026

Total fixed maturities held for trading	-	147,526	-	147,526

Short-term investments available-for-sale	45,869	286,895	-	332,764
Collateral under securities lending agreements	7,099	-	-	7,099
Collateral under derivative counterparty collateral agreements	11,985	-	-	11,985
Derivative instruments designated as hedges:
Interest rate swaps	-	20,894	-	20,894
Cross-currency swaps	-	6,241	-	6,241
Derivative instruments not designated as hedges:
Interest rate swaps	-	4,687	-	4,687
Interest rate swaptions	-	944	-	944

Total derivative instruments	-	32,766	-	32,766

Separate account assets (1)	10,646,426	11,568,489	2,118	22,217,033

Total assets	$10,711,379	$28,309,920	$317,657	$39,338,956

Liabilities
Payable under securities lending agreements	$7,099	$-	$-	$7,099
Payable under derivative counterparty collateral agreements	11,985	-	-	11,985
Derivative instruments designated as hedges:
Interest rate swaps	-	1,011	-	1,011
Derivative instruments not designated as hedges:
Interest rate swaps	-	13,003	-	13,003

Total derivative instruments	-	14,014	-	14,014

Separate account liabilities (1)	74	278,796	-	278,870

Total liabilities	$19,158	$292,810	$-	$311,968

(1) Includes only separate account instruments which are carried at the fair value of the underlying invested assets or liabilities owned by the separate accounts.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The methods and assumptions used to estimate the fair value of the Company’s financial assets and liabilities carried at fair value on a recurring basis are as follows:

Fixed maturity investments

The fair values for fixed maturity investments are based upon market prices from independent pricing services. In cases where market prices are not readily available, such as for private fixed maturity investments, fair values are estimated by the Company. To determine estimated fair value for these instruments, the Company generally utilizes discounted cash flows calculated at current market rates on investments of similar quality and term. Fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty.

Short-term investments and securities lending agreements

The amortized cost of short-term investments, collateral under securities lending agreements and payable under securities lending agreements is a reasonable estimate of fair value due to their short-term nature and high credit quality of the issuer.

Derivative counterparty collateral agreements

Included in other assets and other liabilities is cash collateral received from derivative counterparties and the obligation to return the cash collateral to the counterparties. The carrying value of the collateral is a reasonable estimate of fair value.

Derivative instruments

Included in other assets and other liabilities are derivative financial instruments. The estimated fair values of OTC derivatives, primarily consisting of cross-currency swaps, interest rate swaps and interest rate swaptions which are held for other than trading purposes, are the estimated amounts the Company would receive or pay to terminate the agreements at the end of each reporting period, taking into consideration current interest rates, counterparty credit risk and other relevant factors.

Separate account assets

Separate account assets primarily include investments in mutual fund, fixed maturity and short-term securities. Mutual funds are recorded at net asset value, which approximates fair value, on a daily basis. The fixed maturity and short-term investments are valued in the same manner, and using the same pricing sources and inputs as the fixed maturity and short-term investments of the Company.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The following tables present additional information about assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs to determine fair value:

	Recurring Level 3 financial assets and liabilities Year ended December 31, 2012
	Fixed maturities available-for-sale
	Corporate debt securities	Asset-backed securities	Collateralized debt obligations	Separate accounts	Total
Balance, January 1, 2012	$36,496	$279,021	$22	$2,118	$317,657
Realized and unrealized gains (losses) included in:
Net income	(66)	-	-	(3,692)	(3,758)
Other comprehensive income (loss)	102	33,346	11	3,604	37,063
Sales	(1,598)	-	-	(1,997)	(3,595)
Settlements	(874)	(41,809)	(1)	(33)	(42,717)
Transfers out of Level 3 (1)	(32,238)	(5,020)	-	-	(37,258)

Balance, December 31, 2012	$1,822	$265,538	$32	$-	$267,392

Total gains (losses) for the period included in net income attributable to the change in unrealized gains and losses relating to assets held at December 31, 2012	$-	$-	$-	$-	$-

(1) Transfers out of Level 3 are due primarily to increased observability of inputs in valuation methodologies as evidenced by corroboration of market prices with multiple pricing vendors and internal models.

	Recurring Level 3 financial assets and liabilities Year ended December 31, 2011
	Fixed maturities available-for-sale
	Corporate debt securities	Asset-backed securities	Collateralized debt obligations	Separate accounts	Total
Balance, January 1, 2011	$58,692	$290,488	$14	$4,278	$353,472
Realized and unrealized gains (losses) included in:
Net income	3,961	(192)	-	37	3,806
Other comprehensive income (loss)	779	20,031	8	260	21,078
Sales	(14,430)	-	-	(1,847)	(16,277)
Settlements	(17,460)	(31,306)	-	(158)	(48,924)
Transfers into Level 3 (1)	7,333	-	-	1,400	8,733
Transfers out of Level 3 (1)	(2,379)	-	-	(1,852)	(4,231)

Balance, December 31, 2011	$36,496	$279,021	$22	$2,118	$317,657

Total gains (losses) for the period included in net income attributable to the change in unrealized gains and losses relating to assets held at December 31, 2011	$-	$-	$-	$-	$-

(1) Transfers into Level 3 are due primarily to decreased observability of inputs in valuation methodologies. Transfers out of Level 3 are due primarily to increased observability of inputs in valuation methodologies as evidenced by corroboration of market prices with multiple pricing vendors.

	Recurring Level 3 financial assets and liabilities Year ended December 31, 2010
	Fixed maturities available-for-sale
	Corporate debt securities	Asset-backed securities	Commercial mortgage-backed securities	Collateralized debt obligations	Derivative instruments	Separate accounts	Total
Balance, January 1, 2010	$188,936	$392,365	$58,270	$1,729	$(3,317)	$9,960	$647,943
Realized and unrealized gains (losses) included in:
Net income	475	(49,393)	-	(34)	-	-	(48,952)
Other comprehensive income (loss)	5,630	70,026	-	161	-	622	76,439
Purchases, issuances and settlements	(30,084)	(98,807)	-	(1,842)	-	(1,700)	(132,433)
Transfers in (out) of Level 3 (1)	(106,265)	(23,703)	(58,270)	-	3,317	(4,604)	(189,525)

Balance, December 31, 2010	$58,692	$290,488	$-	$14	$-	$4,278	$353,472

Total gains (losses) for the period included in net income attributable to the change in unrealized gains and losses relating to assets held at December 31, 2010	$-	$-	$-	$-	$-	$-	$-

(1) Transfers into Level 3 are due primarily to decreased observability of inputs in valuation methodologies. Transfers out of Level 3 are due primarily to increased observability of inputs in valuation methodologies as evidenced by corroboration of market prices with multiple pricing vendors.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The following table presents significant unobservable inputs used during the valuation of certain assets categorized within Level 3 of the recurring fair value measurements table:

	December 31, 2012
	Fair Value	Valuation Technique	Unobservable Input	Weighted Average
Fixed maturities available-for-sale:
Asset-backed securities(1)	$265,470	Internal model pricing	Prepayment speed assumption	5

			Constant default rate assumption	5

			Adjusted ABX Index spread assumption (2)	655

(1) Includes home improvement loans only.

(2) Includes an internally calculated liquidity premium adjustment of 217.

After adjusting the ABX Index spread assumption by the liquidity premium, the overall discount rate ranged from 384 to 918 basis points. The constant default rate assumption ranged from 1.2 to 7.9.

The significant unobservable inputs used in the fair value measurement of asset-backed securities are prepayment speed assumptions, constant default rate assumptions and the ABX Index spread adjusted by an internally calculated liquidity premium with the primary inputs being the constant default rate assumption and the adjusted ABX Index spread assumption. As the constant default rate assumption or the adjusted ABX Index spread assumption increases, the price and therefore, the fair value, of the securities decreases.

Non-recurring fair value measurements - Certain assets are measured at estimated fair value on a non-recurring basis and are not included in the tables above. The Company held $2,903 and $19,745 of adjusted cost basis limited partnership and other corporation interests which were impaired at December 31, 2012 and 2011, respectively, based on the fair value disclosed in the limited partnership financial statements or the estimated fair value of the underlying collateral. The estimated fair value was categorized as Level 3.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

Fair value of financial instruments

The following tables summarize the carrying amounts and estimated fair values of the Company’s financial instruments not carried at fair value on a recurring basis at December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011
Assets	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Mortgage loans on real estate	$2,881,758	$3,114,796	$2,513,087	$2,679,474
Policy loans	4,260,200	4,260,200	4,219,849	4,219,849
Limited partnership interests	46,707	43,954	48,053	41,931
Other investments	18,890	45,050	22,990	47,915

Liabilities
Annuity contract benefits without life contingencies	$9,622,357	$9,731,734	$8,727,286	$8,888,585
Policyholders’ funds	374,821	374,821	382,816	382,816
Commercial paper	97,987	97,987	97,536	97,536
Notes payable	532,491	563,860	532,463	515,104

The methods and assumptions used to estimate the fair value of financial instruments not carried at fair value on a recurring basis are summarized as follows:

Mortgage loans on real estate

Mortgage loan fair value estimates are generally based on discounted cash flows. A discount rate matrix is used where the discount rate valuing a specific mortgage generally corresponds to that mortgage’s remaining term and credit quality. Management believes the discount rate used is comparable to the credit, interest rate, term, servicing costs and risks of loans similar to the portfolio loans that the Company would make today given its internal pricing strategy. The estimated fair value was classified as Level 2.

Policy loans

The Company believes the fair value of policy loans approximates book value. Policy loans are funds provided to policy holders in return for a claim on the policy. The funds provided are limited to the cash surrender value of the underlying policy. The nature of policy loans is to have a negligible default risk as the loans are fully collateralized by the value of the policy. Policy loans do not have a stated maturity and the balances and accrued interest are repaid either by the policyholder or with proceeds from the policy. Due to the collateralized nature of policy loans and unpredictable timing of repayments, the Company believes the fair value of policy loans approximates carrying value. The estimated fair value was classified as Level 2.

Limited partnership interests

Limited partnership interests, accounted for using the cost method, represent the Company’s minor ownership interests in pooled investment funds. These funds employ varying investment strategies that principally make private equity investments across diverse industries and geographical focuses. The estimated fair value was determined by using the partnership financial statement reported capital account or net asset value adjusted for other relevant information which may impact the exit value of the investments. Distributions by these investments are generated from investment gains, from operating income generated by the underlying investments of the funds and from liquidation of the underlying assets of the funds which are estimated to be liquidated over the next one to ten years. The estimated fair value was classified as Level 3.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

Other investments

Other investments primarily include real estate held for investment. The estimated fair value for real estate is based on the unadjusted annual appraised value which includes factors such as comparable property sales, property income analysis, and capitalization rates. The estimated fair value was classified as Level 2.

Annuity contract benefits without life contingencies

The estimated fair value of annuity contract benefits without life contingencies is estimated by discounting the projected expected cash flows to the maturity of the contracts utilizing risk-free spot interest rates plus a provision for the Company’s credit risk. The estimated fair value was classified as Level 2.

Policyholders’ funds

The carrying amount of policyholders’ funds approximates the fair value since the Company can change the interest crediting rates with 30 days notice. The estimated fair value was classified as Level 2.

Commercial paper

The amortized cost of commercial paper is a reasonable estimate of fair value due to their short-term nature and high credit quality of the obligor. The estimated fair value was classified as Level 2.

Notes payable

The estimated fair value of the notes payable to GWL&A Financial is based upon quoted market prices from independent pricing services of securities with characteristics similar to those of the notes payable. The estimated fair value was classified as Level 2.

7.  Reinsurance

In the normal course of its business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks to other insurance enterprises under excess coverage and coinsurance contracts. The Company retains an initial maximum of $3,500 of coverage per individual life. This initial retention limit of $3,500 may increase due to automatic policy increases in coverage at a maximum rate of $175 per annum, with an overall maximum increase in coverage of $1,000.

Ceded reinsurance contracts do not relieve the Company from its obligations to policyholders. The failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 2012 and 2011, the reinsurance receivables had carrying values in the amounts of $638,797 and $616,336, respectively. Included in these amounts are $533,446 and $502,093 at December 31, 2012 and 2011, respectively, associated with reinsurance agreements with related parties. At December 31, 2012 and 2011, 83% and 81%, respectively, of the total reinsurance receivable was due from CLAC, a related party.

The Company assumes risk from approximately forty insurers and reinsurers by participating in yearly renewable term and coinsurance pool agreements. When assuming risk, the Company seeks to generate revenue while maintaining reciprocal working relationships with these partners as they also seek to limit their exposure to loss on any single life.

Maximum capacity to be retained by the Company is dictated at the treaty level and is monitored annually to ensure the total risk retained on any one life is limited to a maximum retention of $4,500.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The following tables summarize life insurance in-force and total premium income at and for the year ended December 31, 2012:

	Life insurance in-force
	Individual	Group	Total
Written and earned direct	$51,324,176	$38,587,771	$89,911,947
Reinsurance ceded	(11,138,163)	-	(11,138,163)
Reinsurance assumed	72,580,078	-	72,580,078

Net	$112,766,091	$38,587,771	$151,353,862

Percentage of amount assumed to net	64.4%	0.0%	48.0%

	Premium income
	Life insurance	Annuities	Total
Written and earned direct	$323,236	$3,712	$326,948
Reinsurance ceded	(53,950)	3,648	(50,302)
Reinsurance assumed	145,507	-	145,507

Net	$414,793	$7,360	$422,153

The following tables summarize life insurance in-force and total premium income at and for the year ended December 31, 2011:

	Life insurance in-force
	Individual	Group	Total
Written and earned direct	$50,461,815	$37,007,795	$87,469,610
Reinsurance ceded	(11,157,504)	-	(11,157,504)
Reinsurance assumed	77,352,956	-	77,352,956

Net	$116,657,267	$37,007,795	$153,665,062

Percentage of amount assumed to net	66.3%	0.0%	50.3%

	Premium income
	Life insurance	Annuities	Total
Written and earned direct	$395,419	$1,960	$397,379
Reinsurance ceded	(40,654)	(66)	(40,720)
Reinsurance assumed	166,557	-	166,557

Net	$521,322	$1,894	$523,216

The following tables summarize total premium income at and for the year ended December 31, 2010:

	Premium income

	Life insurance	Annuities	Total
Written and earned direct	$674,726	$5,665	$680,391
Reinsurance ceded	(41,362)	(112)	(41,474)
Reinsurance assumed	166,705	-	166,705

Net	$800,069	$5,553	$805,622

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

8.    Deferred Acquisition Costs and Value of Business Acquired

The following table summarizes activity in DAC and VOBA for the years ended December 31, 2012, 2011 and 2010:

	DAC (1)	VOBA	Total (1)
Balance, January 1, 2010 (2)	$253,038	$48,669	$301,707
Capitalized additions (1)	47,513	-	47,513
Amortization and writedowns (1)	(27,506)	(1,837)	(29,343)
Unrealized investment (gains) losses (1)	(114,519)	(427)	(114,946)

Balance, December 31, 2010 (1)	158,526	46,405	204,931
Capitalized additions (1)	57,108	-	57,108
Amortization and writedowns (1)	(25,184)	(3,636)	(28,820)
Unrealized investment (gains) losses (1)	(12,669)	(717)	(13,386)

Balance, December 31, 2011 (1)	177,781	42,052	219,833
Capitalized additions	94,826	-	94,826
Amortization and writedowns	(51,434)	(9,045)	(60,479)
Unrealized investment (gains) losses	(48,757)	(962)	(49,719)

Balance, December 31, 2012	$172,416	$32,045	$204,461

(1) As adjusted; See Note 1

(2) Adjusted by $143,550 from $396,588 to $253,038 for the adoption of ASU No. 2010-26; See Note 1

The estimated future amortization of VOBA for the years ended December 31, 2013 through December 31, 2017 is approximately $4,000 per annum.

9.    Goodwill and Other Intangible Assets

The balance of goodwill, all of which is within the Retirement Services segment, at December 31, 2012 and 2011 was $105,255.

The following tables summarize other intangible assets, all of which are within the Retirement Services segment, as of December 31, 2012 and 2011:

	December 31, 2012
	Gross carrying amount	Accumulated amortization	Net book value
Customer relationships	$36,314	$(18,065)	$18,249
Preferred provider agreements	7,970	(7,970)	-

Total	$44,284	$(26,035)	$18,249

	December 31, 2011
	Gross carrying amount	Accumulated amortization	Net book value
Customer relationships	$36,314	$(15,234)	$21,080
Preferred provider agreements	7,970	(7,195)	775

Total	$44,284	$(22,429)	$21,855

Amortization expense for other intangible assets included in general insurance expenses was $3,606, $3,787 and $3,990 for the years ended December 31, 2012, 2011 and 2010, respectively. Except for goodwill, the Company has no intangible assets with indefinite lives. The Company did not incur costs to renew or extend the term of acquired intangible assets during the year ended December 31, 2012.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The estimated future amortization of other intangible assets using current assumptions, which are subject to change, for the years ended December 31, 2013 through December 31, 2017 is approximately $2,700 per annum.

10.    Commercial Paper

The Company maintains a commercial paper program that is partially supported by a $50,000 corporate credit facility.

The following table provides information regarding the Company’s commercial paper program at December 31, 2012 and 2011:

	December 31,
	2012	2011
Face Value	$97,987	$97,536
Carrying Value	97,987	97,536
Effective interest rate	0.3% - 0.4%	0.2% - 0.4%
Maturity range (days)	3 - 74	4 - 75

11.    Stockholder’s Equity and Dividend Restrictions

At December 31, 2012 and 2011, the Company had 50,000,000 shares of $1 par value preferred stock authorized, none of which were issued or outstanding at either date. In addition, the Company has 50,000,000 shares of $1 par value common stock authorized, 7,032,000 of which were issued and outstanding at both December 31, 2012 and 2011.

GWLA’s net income and capital and surplus, as determined in accordance with statutory accounting principles and practices as prescribed by the National Association of Insurance Commissioners (“NAIC”), is as follows:

	2012	2011	2010		2012	2011
Net income	$147,741	$155,998	$398,555	Capital and surplus	$1,109,498	$1,062,947

Regulatory compliance is determined by a ratio of a company’s total adjusted capital (“TAC”) to its authorized control level risk-based capital (“ACL”), as determined in accordance with statutory accounting principles and practices as prescribed by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is 200% of ACL. The Company’s risk-based capital ratio was in excess of the required amount as of December 31, 2012.

Dividends are paid as determined by the Board of Directors, subject to restrictions as discussed below. During the years ended December 31, 2012, 2011 and 2010, the Company paid dividends in the amounts of $184,401, $206,353 and $160,917, respectively, to its parent company, GWL&A Financial.

The maximum amount of dividends that can be paid to stockholders by insurance companies domiciled in the State of Colorado, without prior approval of the Insurance Commissioner, is subject to restrictions relating to statutory capital and surplus and statutory net gain from operations. As filed with the Colorado Division of Insurance, the statutory capital and surplus and net gain from operations at and for the year ended December 31, 2012 were $1,109,498 and $162,991, respectively. Based on the as filed amounts, GWLA may pay up to $162,991 of dividends during the year ended December 31, 2013 without the prior approval of the Colorado Insurance Commissioner. Prior to any payments of dividends, the Company seeks approval from the Colorado Insurance Commissioner.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

12.    Other Comprehensive Income

The following tables present the composition of other comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31, 2012
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
Unrealized holding gains arising during the year on available-for-sale fixed maturity investments	$534,028	$(186,910)	$347,118
Net changes during the year related to cash flow hedges	(18,881)	6,608	(12,273)
Reclassification adjustment for gains realized in net income	(107,713)	37,700	(70,013)

Net unrealized gains	407,434	(142,602)	264,832
Future policy benefits, deferred acquisition costs and value of business acquired adjustments	(83,835)	29,343	(54,492)

Net unrealized gains	323,599	(113,259)	210,340
Employee benefit plan adjustment	(68,650)	24,027	(44,623)

Other comprehensive income	$254,949	$(89,232)	$165,717

	Year ended December 31, 2011
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
Unrealized holding gains arising during the year on available-for-sale fixed maturity investments	$511,663	$(179,082)	$332,581
Net changes during the year related to cash flow hedges	21,014	(7,355)	13,659
Reclassification adjustment for gains realized in net income	(74,165)	25,958	(48,207)

Net unrealized gains	458,512	(160,479)	298,033
Future policy benefits, deferred acquisition costs and value of business acquired adjustments (1)	(100,216)	35,075	(65,141)

Net unrealized gains	358,296	(125,404)	232,892
Employee benefit plan adjustment	(49,566)	17,348	(32,218)

Other comprehensive income	$308,730	$(108,056)	$200,674

(1) As adjusted; See Note 1

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

	Year ended December 31, 2010
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
Unrealized holding gains arising during the year on available-for-sale fixed maturity investments	$724,296	$(253,504)	$470,792
Net changes during the year related to cash flow hedges	17,293	(6,053)	11,240
Reclassification adjustment for losses realized in net income	23,198	(8,119)	15,079

Net unrealized gains	764,787	(267,676)	497,111
Future policy benefits, deferred acquisition costs and value of business acquired adjustments (1)	(129,715)	45,400	(84,315)

Net unrealized gains	635,072	(222,276)	412,796
Employee benefit plan adjustment	(5,142)	1,800	(3,342)

Other comprehensive income	$629,930	$(220,476)	$409,454

(1) As adjusted; See Note 1

13.    General Insurance Expenses

The following table summarizes the significant components of general insurance expenses for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011 (1)	2010 (1)
Compensation	$335,212	$303,514	$294,923
Commissions	180,529	156,461	143,680
Other	80,908	106,718	92,290

Total general insurance expenses	$596,649	$566,693	$530,893

(1) As adjusted; See Note 1

14.    Employee Benefit Plans

Defined Benefit Pension, Post-Retirement Medical and Supplemental Executive Retirement Plans

The Company has a noncontributory Defined Benefit Pension Plan covering substantially all of its employees that were hired before January 1, 1999. Prior to December 31, 2012, the Company accounted for the Defined Benefit Pension Plan as the direct legal obligation of the Company and accounted for the corresponding plan obligations on its Balance Sheet and Statements of Income. Effective December 31, 2012, the Company transferred the sponsorship of the Defined Benefit Pension Plan to GWL&A Financial, the Company’s immediate parent. Despite the change in sponsorship of the Defined Benefit Pension Plan, the Company will continue to account for the corresponding plan obligations on its Balance Sheet and Statements of Income.

Benefits for the Defined Benefit Pension Plan are based principally on an employee’s years of service and compensation levels near retirement. The Company’s policy for funding the Defined Benefit Pension Plans is to make annual contributions, which equal or exceed regulatory requirements.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The Company sponsors an unfunded Post-Retirement Medical Plan (the “Medical Plan”) that provides health benefits to retired employees who are not Medicare eligible. The medical plan is contributory and contains other cost sharing features which may be adjusted annually for the expected general inflation rate. The Company’s policy is to fund the cost of the medical plan benefits in amounts determined at the discretion of management.

The Company also provides supplemental executive retirement plans to certain key executives. These plans provide key executives with certain benefits upon retirement, disability or death based upon total compensation. The Company has purchased individual life insurance policies with respect to each employee covered by this plan. The Company is the owner and beneficiary of the insurance contracts.

A December 31 measurement date is used for the employee benefit plans.

The following tables provide a reconciliation of the changes in the benefit obligations, fair value of plan assets and the underfunded status for the Company’s Defined Benefit Pension, Post-Retirement Medical and Supplemental Executive Retirement plans as of the years ended December 31, 2012 and 2011:

	Defined benefit pension plan		Post-retirement medical plan		Supplemental executive retirement plan		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Change in projected benefit obligation:
Benefit obligation, January 1	$401,134	$349,435	$11,725	$10,162	$61,358	$54,855	$474,217	$414,452
Service cost	4,350	3,935	817	622	991	916	6,158	5,473
Interest cost	20,945	20,286	569	585	2,912	3,136	24,426	24,007
Actuarial (gain) loss	87,117	39,211	974	693	6,760	3,520	94,851	43,424
Regular benefits paid	(12,943)	(11,733)	(623)	(337)	(2,792)	(2,719)	(16,358)	(14,789)
Plan amendments	-	-	-	-	-	1,650	-	1,650

Benefit obligation, December 31	$500,603	$401,134	$13,462	$11,725	$69,229	$61,358	$583,294	$474,217

Accumulated benefit obligation	$491,712	$393,487	$13,462	$11,725	$58,135	$50,033	$563,309	$455,245

	Defined benefit pension plan		Post-retirement medical plan		Supplemental executive retirement plan		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Change in plan assets:
Value of plan assets, January 1	$293,336	$282,616	$-	$-	$-	$-	$293,336	$282,616
Actual return on plan assets	38,541	12,353	-	-	-	-	38,541	12,353
Employer contributions	17,600	10,100	623	337	2,792	2,719	21,015	13,156
Benefits paid	(12,943)	(11,733)	(623)	(337)	(2,792)	(2,719)	(16,358)	(14,789)

Value of plan assets, December 31	$336,534	$293,336	$-	$-	$-	$-	$336,534	$293,336

	Defined benefit pension plan		Post-retirement medical plan		Supplemental executive retirement plan		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Under funded status at December 31	$(164,069)	$(107,798)	$(13,462)	$(11,725)	$(69,229)	$(61,358)	$(246,760)	$(180,881)

The following table presents amounts recognized in the consolidated balance sheets at December 31, 2012 and 2011 for the Company’s Defined Benefit Pension, Post-retirement Medical and Supplemental Executive Retirement plans:

	Defined benefit pension plan		Post-retirement medical plan		Supplemental executive retirement plan		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Amounts recognized in consolidated balance sheets:
Other assets	$-	$12,690	$-	$-	$-	$-	$-	$12,690
Other liabilities	(164,069)	(120,488)	(13,462)	(11,725)	(69,229)	(61,358)	(246,760)	(193,571)
Accumulated other comprehensive income (loss)	(180,869)	(120,487)	12,662	15,741	(20,710)	(15,520)	(188,917)	(120,266)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The following table provides information regarding amounts in AOCI that have not yet been recognized as components of net periodic benefit cost at December 31, 2012:

					Supplemental executive
	Defined benefit pension plan		Post-retirement medical plan		retirement plan		Total
	Gross	Net of tax	Gross	Net of tax	Gross	Net of tax	Gross	Net of tax
Net gain (loss)	$(180,754)	$(117,490)	$6,170	$4,011	$(15,710)	$(10,211)	$(190,294)	$(123,690)
Net prior service (cost) credit	(115)	(75)	6,492	4,220	(5,000)	(3,250)	1,377	895

	$(180,869)	$(117,565)	$12,662	$8,231	$(20,710)	$(13,461)	$(188,917)	$(122,795)

The following table provides information regarding amounts in AOCI that are expected to be recognized as components of net periodic benefit costs during the year ended December 31, 2013:

					Supplemental executive
	Defined benefit pension plan		Post-retirement medical plan		retirement plan		Total
	Gross	Net of tax	Gross	Net of tax	Gross	Net of tax	Gross	Net of tax
Net gain (loss)	$(15,577)	$(10,125)	$413	$268	$(1,300)	$(845)	$(16,464)	$(10,702)
Prior service (cost) credit	(51)	(33)	1,650	1,072	(933)	(606)	666	433

	$(15,628)	$(10,158)	$2,063	$1,340	$(2,233)	$(1,451)	$(15,798)	$(10,269)

The expected benefit payments for the Company’s Defined Benefit Pension, Post-Retirement Medical and Supplemental Executive Retirement plans for the years indicated are as follows:

			Supplemental
	Defined benefit	Post-retirement	executive
	pension plan	medical plan	retirement plan
2013	$13,621	$637	$3,720
2014	14,259	697	3,529
2015	15,136	727	4,940
2016	16,640	743	3,390
2017	17,708	771	18,909
2018 through 2022	112,582	4,166	13,813

Net periodic (benefit) cost of the Defined Benefit Pension, Post-Retirement Medical and Supplemental Executive Retirement plans included in general insurance expenses in the accompanying consolidated statements of income for the years ended December 31, 2012, 2011 and 2010 includes the following components:

	Defined benefit pension plan
	2012	2011	2010
Components of net periodic cost:
Service cost	$4,350	$3,935	$3,739
Interest cost	20,945	20,286	19,578
Expected return on plan assets	(21,797)	(21,093)	(18,618)
Amortization of transition obligation	-	(1,388)	(1,514)
Amortization of unrecognized prior service cost	51	51	82
Amortization of loss from earlier periods	9,941	5,115	5,091

Net periodic cost	$13,490	$6,906	$8,358

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

	Post-retirement medical plan
	2012	2011	2010
Components of net periodic benefit:
Service cost	$817	$622	$728
Interest cost	569	585	713
Amortization of unrecognized prior service benefit	(1,650)	(1,650)	(1,650)
Amortization of gain from earlier periods	(455)	(611)	(461)

Net periodic benefit	$(719)	$(1,054)	$(670)

	Supplemental executive retirement plan
	2012	2011	2010
Components of net periodic (benefit) cost:
Service cost	$991	$916	$673
Interest cost	2,912	3,136	2,905
Amortization of unrecognized prior service cost	934	2,584	899
Amortization of net (gain) loss	637	145	-

Net periodic (benefit) cost	$5,474	$6,781	$4,477

The following tables present the assumptions used in determining benefit obligations of the Defined Benefit Pension, Post-Retirement Medical and the Supplemental Executive Retirement plans at December 31, 2012 and 2011:

	Defined benefit pension plan
	2012	2011
Discount rate	4.19%	5.23%
Rate of compensation increase	3.14%	3.14%

	Post-retirement medical plan
	2012	2011
Discount rate	3.74%	4.70%
Initial health care cost trend	7.50%	8.00%
Ultimate health care cost trend	5.25%	5.25%
Year ultimate trend is reached	2018	2018

	Supplemental executive retirement plan
	2011	2011
Discount rate	3.79%	4.87%
Rate of compensation increase	4.00%	5.00%

The following tables present the assumptions used in determining the net periodic benefit/cost of the Defined Benefit
Pension, Post-Retirement Medical and the Supplemental Executive Retirement plans for the years ended December 31,
2012 and 2011:

	Defined benefit pension plan
	2012	2011
Discount rate	5.23%	5.87%
Expected return on plan assets	7.25%	7.50%
Rate of compensation increase	3.14%	3.14%

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

	Post-retirement medical plan
	2012	2011
Discount rate	4.70%	5.87%
Initial health care cost trend	8.00%	7.50%
Ultimate health care cost trend	5.25%	5.25%
Year ultimate trend is reached	2018	2016

	Supplemental executive retirement plan
	2012	2011
Discount rate	4.87%	5.87%
Rate of compensation increase	5.00%	6.00%

The discount rate has been set based upon the rates of return on high-quality fixed-income investments currently available and expected to be available during the period the benefits will be paid. In particular, the yields on bonds rated AA or better on the measurement date have been used to set the discount rate.

The following table presents the impact on the Post-Retirement Medical Plan that a one-percentage-point change in assumed healthcare cost trend rates would have on the following:

	One percentage	One percentage
	point increase	point decrease
Increase (decrease) on total service and interest cost on components	$199	$(170)
Increase (decrease) on post-retirement benefit obligation	1,448	(1,260)

The following table presents how the Company’s Defined Benefit Pension Plan assets are invested at December 31, 2012 and 2011:

	December 31,
	2012	2011
Equity securities	56%	52%
Debt securities	41%	44%
Other	3%	4%

Total	100%	100%

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The following tables present information about the Defined Benefit Retirement Plan’s assets measured at fair value on a recurring basis as of December 31, 2012 and 2011 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value:

	Defined Benefit Plan Assets Measured at Fair Value on a Recurring Basis
	December 31, 2012
	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Common collective trust funds:
Equity index funds	$-	$60,601	$-	$60,601
Midcap index funds	-	60,289	-	60,289
World equity index funds	-	6,798	-	6,798
U.S. equity market funds	-	60,723	-	60,723

Total common collective trust funds	-	188,411	-	188,411

Fixed maturity investments:
U.S. government direct obligations and agencies	-	9,907	-	9,907
Obligations of U.S. states and their municpalities	-	16,899	-	16,899
Corporate debt securities	-	100,142	-	100,142
Asset-backed securities	-	8,386	-	8,386
Commercial mortgage-backed securities	-	2,961	-	2,961

Total fixed maturity investments	-	138,295	-	138,295

Preferred stock	134	-	-	134
Limited partnership investments	-	-	6,485	6,485
Money market funds	3,209	-	-	3,209

Total defined benefit plan assets	$3,343	$326,706	$6,485	$336,534

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

	Defined Benefit Plan Assets Measured at Fair Value on a Recurring Basis
	December 31, 2011
	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Common collective trust funds:
Equity index funds	$-	$49,211	$-	$49,211
Midcap index funds	-	48,406	-	48,406
World equity index funds	-	5,336	-	5,336
U.S. equity market funds	-	48,972	-	48,972

Total common collective trust funds	-	151,925	-	151,925

Fixed maturity investments:
U.S. government direct obligations and agencies	-	10,676	-	10,676
Obligations of U.S. states and their municipalities	-	22,467	-	22,467
Corporate debt securities	-	86,836	-	86,836
Asset-backed securities	-	7,711	-	7,711
Commercial mortgage-backed securities	-	2,487	-	2,487

Total fixed maturity investments	-	130,177	-	130,177

Preferred stock	-	111	-	111
Limited partnership investments	-	-	7,116	7,116
Money market funds	4,007	-	-	4,007

Total defined benefit plan assets	$4,007	$282,213	$7,116	$293,336

The following tables present additional information at December 31, 2012 and 2011 about assets of the Defined Benefit Retirement Plan measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs to determine fair value:

	Fair Value Measurements Using
	Significant Unobservable Inputs (Level 3)
	Limited partnership interest

	2012	2011
Balance, January 1	$7,116	$6,030
Actual return on plan assets
Purchases	61	(34)
Issuances	(692)	1,542
Settlement		(422)

Balance, December 31	$6,485	$7,116

The investment objective of the Defined Benefit Pension Plan is to provide a risk-adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that the Company believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio.

The Defined Benefit Pension Plan utilizes various investment securities. Generally, investment securities are exposed to various risks, such as interest rate risks, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect the amounts reported.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The following table presents the ranges the Company targets for the allocation of invested Defined Benefit Pension Plan assets at December 31, 2013:

December 31, 2013
Equity securities	25% - 80%
Debt securities	25% - 75%
Other	0% - 40%

Management estimates the value of these investments will be recoverable. The Company does not expect any plan assets to be returned to it during the year ended December 31, 2013. The Company expects to make payments of approximately $637 with respect to its Post-Retirement Medical Plan and $3,720 with respect to its Supplemental Executive Retirement Plan during the year ended December 31, 2013. The Company expects to make a contribution of $6,300 to its Defined Benefit Pension Plan during the year ended December 31, 2013.

Other employee benefit plans

The Company has an executive deferred compensation plan providing key executives with the opportunity to participate in an unfunded deferred compensation program. Under the program, participants may defer base compensation and bonuses and earn interest on the amounts deferred. The program is not qualified under Section 401 of the Internal Revenue Code. Participant balances, which are reflected in other liabilities in the accompanying consolidated balance sheets, are $12,430 and $13,330 at December 31, 2012 and 2011, respectively. The participant deferrals earned interest at the average rates of 7.17% and 6.72% during the years ended December 31, 2012 and 2011, respectively. The interest rate is based on the Moody’s Average Annual Corporate Bond Index rate plus 0.45% for actively employed participants and fixed rates ranging from 6.37% to 7.91% for retired participants.

The Company offers an unfunded, non-qualified deferred compensation plan to a select group of management and highly compensated individuals. Participants defer a portion of their compensation and realize potential market gains or losses on the invested contributions. The program is not qualified under Section 401 of the Internal Revenue Code. Participant balances, which are included in other liabilities in the accompanying consolidated balance sheets are $12,239 and $11,258 at December 31, 2012 and 2011, respectively.

15. Income Taxes

The provision for income taxes from continuing operations is comprised of the following:

	Year ended December 31,
	2012	2011	2010
Current	$89,934	$70,201	$34,090
Deferred	45,371	23,617	34,537

Total income tax provision from continuing operations	$135,305	$93,818	$68,627

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The following table presents a reconciliation between the statutory federal income tax rate and the Company’s effective federal income tax rate from continuing operations for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
Statutory federal income tax rate	35.0%	35.0%	35.0%
Income tax effect of:
Investment income not subject to federal tax	(2.3%)	(2.7%)	(2.2%)
Tax credits	(1.3%)	(2.1%)	(2.9%)
State income taxes, net of federal benefit	1.2%	0.7%	0.7%
Income tax contingency provisions	0.0%	2.0%	(3.9%)
Other, net	3.6%	(1.2%)	(0.8%)

Effective federal income tax rate from continuing operations	36.2%	31.7%	25.9%

A reconciliation of unrecognized tax benefits for the years ended December 31, 2012, 2011 and 2010 is as follows:

	Year ended December 31,
	2012	2011	2010
Balance, beginning of year	$32,123	$35,256	$81,390
Additions to tax positions in the current year	6,230	6,557	6,939
Reductions to tax positions in the current year	-	(420)	-
Additions to tax positions in the prior year	420	4,785	142
Reductions to tax positions in the prior year	(10,219)	(9,858)	(47,922)
Reductions to tax positions from statutes expiring	(2,704)	(4,197)	(5,253)
Settlements	-	-	(40)

Balance, end of year	$25,850	$32,123	$35,256

Included in the unrecognized tax benefits of $25,850 at December 31, 2012 was $3,832 of tax benefits that, if recognized, would impact the annual effective tax rate.

The Company anticipates additional increases in its unrecognized tax benefits of $0 to $1,000 in the next twelve months. The Company expects that this increase in its unrecognized tax benefit will impact the effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income tax expense. The Company recognized approximately $208, $2,629 and $(13,403) in interest and penalties related to the uncertain tax positions during the years ended December 31, 2012, 2011 and 2010, respectively. The Company had approximately $4,412 and $4,204 accrued for the payment of interest and penalties at December 31, 2012 and 2011, respectively.

The Company files income tax returns in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years 2007 and prior. Tax years 2008, 2009, 2010 and 2011 are open to federal examination by the I.R.S. The Company does not expect significant increases or decreases to unrecognized tax benefits relating to federal, state or local audits.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The tax effect of temporary differences, which give rise to the deferred tax assets and liabilities as of December 31, 2012 and 2011, are as follows:

	December 31,
	2012		2011
	Deferred	Deferred	Deferred	Deferred
	tax asset	tax liability	tax asset	tax liability
Policyholder reserves	$-	$218,303	$-	$210,457
Deferred acquisition costs	46,832	-	35,154	-
Investment assets	-	496,096	-	336,482
Policyholder dividends	11,586	-	18,449	-
Net operating loss carryforward	180,448	-	200,486	-
Pension plan accrued benefit liability	98,981	-	72,387	-
Goodwill	-	24,045	-	25,169
Experience rated refunds	10,908	-	21,623	-
Tax credits	106,552	-	74,389	-
Other	-	5,858	-	4,843

Total deferred taxes	$455,307	$744,302	$422,488	$576,951

Amounts presented for investment assets above include $(410,044) and $(264,078) related to the net unrealized losses (gains) on the Company’s investments, which are classified as available-for-sale at December 31, 2012 and 2011, respectively.

The Company, together with certain of its subsidiaries, and Lifeco U.S. have entered into an income tax allocation agreement whereby Lifeco U.S. files a consolidated federal income tax return. Under the agreement, these companies are responsible for and will receive the benefits of any income tax liability or benefit computed on a separate tax return basis.

The Company has federal net operating loss carry forwards generated by a subsidiary that is included in the Lifeco U.S. consolidated federal income tax return. As of December 31, 2012, the subsidiary had net operating loss carry forwards expiring as follows:

Year	Amount
2020	$119,978
2021	113,002
2022	136,796
2023	81,693

Total	$451,469

During 2012 and 2011, the Company generated $30,965 and $34,020 of Guaranteed Federal Low Income Housing tax credit carryforwards respectively. As of December 31, 2012, the total credit carryforward for Low Income Housing is $100,670. These credits will begin to expire in 2030.

Included in due from parent and affiliates at December 31, 2012 and 2011 is $4,353 and $115,300, respectively, of income taxes receivable from Lifeco U.S. related to the consolidated income tax return filed by the Company and certain subsidiaries. Included in the consolidated balance sheets at December 31, 2012 and 2011 is $12,585 and $9,019, respectively, of income taxes receivable in other assets primarily related to the separate state income tax returns filed by certain subsidiaries.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

16.    Segment Information

The Company has three reportable segments: Individual Markets, Retirement Services and Other.

Individual Markets

The Individual Markets reporting and operating segment distributes life insurance and individual annuity products to both individuals and businesses through various distribution channels. Life insurance products in-force include participating and non-participating term life, whole life, universal life and variable universal life.

Retirement Services

The Retirement Services reporting and operating segment provides various retirement plan products and investment options as well as comprehensive administrative and record-keeping services for financial institutions and employers, which include educational, advisory, enrollment and communication services for employer-sponsored defined contribution plans and associated defined benefit plans.

Other

The Company’s Other reporting segment is substantially comprised of activity under the assumption reinsurance agreement between GWSC and CLAC (“the GWSC operating segment”), corporate items not directly allocated to the other operating segments and interest expense on long-term debt.

The accounting principles used to determine segment results are the same as those used in the consolidated financial statements. The Company evaluates performance of its reportable segments based on their profitability from operations after income taxes. Inter-segment transactions and balances have been eliminated in consolidation. The Company’s operations are not materially dependent on one or a few customers, brokers or agents.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The following tables summarize segment financial information for the year ended and as of December 31, 2012:

	Year ended December 31, 2012
	Individual Markets	Retirement Services	Other	Total
Revenue:
Premium income	$314,350	$3,670	$104,133	$422,153
Fee income	74,985	456,052	4,786	535,823
Net investment income	729,885	414,114	47,552	1,191,551
Net realized gains on investments	55,959	60,726	32	116,717

Total revenues	1,175,179	934,562	156,503	2,266,244

Benefits and expenses:
Policyholder benefits	882,726	204,296	111,288	1,198,310
Operating expenses	136,895	492,427	65,193	694,515

Total benefits and expenses	1,019,621	696,723	176,481	1,892,825

Income (loss) from continuing operations before income taxes	155,558	237,839	(19,978)	373,419
Income tax expense (benefit)	50,869	78,150	6,286	135,305

Income (loss) from continuing operations	$104,689	$159,689	$(26,264)	$238,114

	December 31, 2012
	Individual Markets	Retirement Services	Other	Total
Assets:
Investments	$14,797,517	$9,761,036	$1,551,823	$26,110,376
Other assets	1,172,932	773,712	123,006	2,069,650
Separate account assets	6,363,214	18,242,312	-	24,605,526

Assets of continuing operations	$22,333,663	$28,777,060	$1,674,829	52,785,552

Assets of discontinued operations				33,053

Total assets				$52,818,605

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The following tables summarize segment financial information for the year ended and as of December 31, 2011:

	Year ended December 31, 2011 (1)
	Individual Markets	Retirement Services	Other	Total
Revenue:
Premium income	$395,923	$1,960	$125,333	$523,216
Fee income	65,487	416,405	4,903	486,795
Net investment income	714,228	399,222	45,036	1,158,486
Net realized gains on investments	20,533	3,311	651	24,495

Total revenues	1,196,171	820,898	175,923	2,192,992

Benefits and expenses:
Policyholder benefits	937,885	222,642	103,435	1,263,962
Operating expenses	109,005	435,149	88,821	632,975

Total benefits and expenses	1,046,890	657,791	192,256	1,896,937

Income (loss) from continuing operations before income taxes	149,281	163,107	(16,333)	296,055
Income tax expense (benefit)	49,221	50,869	(6,272)	93,818

Income (loss) from continuing operations	$100,060	$112,238	$(10,061)	$202,237

	December 31, 2011 (1)
	Individual Markets	Retirement Services	Other	Total
Assets:
Investments	$13,702,356	$8,752,301	$1,540,575	$23,995,232
Other assets	1,108,744	610,971	126,468	1,846,183
Separate account assets	5,884,676	16,446,714	-	22,331,391

Assets of continuing operations	$20,695,776	$25,809,986	$1,667,043	48,172,806

Assets of discontinued operations				39,621

Total assets				$48,212,427

(1) As adjusted; See Note 1

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The following tables summarize segment financial information for the year ended December 31, 2010:

	Year ended December 31, 2010 (1)
	Individual Markets	Retirement Services	Other	Total
Revenue:
Premium income	$676,395	$5,509	$123,718	$805,622
Fee income	56,232	387,103	4,619	447,954
Net investment income	730,439	399,456	44,849	1,174,744
Net realized losses on investments	(1,239)	(23,229)	(27)	(24,495)

Total revenues	1,461,827	768,839	173,159	2,403,825

Benefits and expenses:
Policyholder benefits	1,218,791	221,943	99,673	1,540,407
Operating expenses	134,445	401,117	62,095	597,657

Total benefits and expenses	1,353,236	623,060	161,768	2,138,064

Income from continuing operations before income taxes	108,591	145,779	11,391	265,761
Income tax expense	29,487	34,547	4,593	68,627

Income from continuing operations	$79,104	$111,232	$6,798	$197,134

(1) As adjusted; See Note 1

17.    Share-Based Compensation

Equity Awards

Lifeco, of which the Company is an indirect wholly-owned subsidiary, maintains the Great-West Lifeco Inc. Stock Option Plan (the “Lifeco plan”) that provides for the granting of options on its common shares to certain of its officers and employees and those of its subsidiaries, including the Company. Options are granted with exercise prices not less than the average market price of the shares on the five days preceding the date of the grant. Termination of employment prior to the vesting of the options results in the forfeiture of the unvested options. The Lifeco plan provides for the granting of options with varying terms and vesting requirements with vesting commencing on the first anniversary of the grant and expiring ten years from the date of grant.

The Lifeco plan contains a provision that permits a retiring option holder with unvested stock options on the date of retirement to continue to vest in them after retirement for a period of up to five years. Upon the retirement of an option holder with unvested options, the Company accelerates the recognition period to the date of retirement for any unrecognized share-based compensation cost related thereto and recognizes it in its earnings at that time.

Liability Awards

In 2011, the Company implemented a Performance Share Unit Plan (“PSU plan”) for senior executives of the Company. Under the PSU plan, “performance share units” are granted to certain senior executives of the Company having a value equal to the participants’ deferred incentive compensation for the period. Each performance unit has a value equal to one share of Lifeco common stock and is subject to adjustment for cash dividends paid to Lifeco stockholders as well as stock dividends and splits, consolidations and the like that affect shares of Lifeco common stock outstanding.

If the performance share units vest, the units are multiplied by a performance factor to produce a final number of units which are payable in cash equal to the closing price of Lifeco common stock on the date following the last day of the three-year performance period. Accordingly, the estimated fair value of the performance unit is based on the closing price of Lifeco common stock on the date of grant. The performance share units generally vest in their entirety at the end of the three-year performance period based on continued service. The PSU plan contains a provision that permits all unvested performance share units to become vested upon death or retirement.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

Performance share units are settled in cash and are recorded as liabilities until payout is made. Unlike share-settled awards, which have a fixed grant-date fair value, the fair value of unsettled or unvested liabilities awards is remeasured at the end of each reporting period based on the change in fair value of one share of Lifeco common stock. The liability and corresponding expense are adjusted accordingly until the award is settled.

Compensation Expense Related to Stock-Based Compensation

The compensation expense related to stock-based compensation for the years ended December 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Lifeco Stock Plan	$2,314	$1,786	$1,855
Performance Share Unit Plan	3,658	1,161	-

Total compensation expense	$5,972	$2,947	$1,855

Income tax benefits	$1,729	$752	$226

The following table presents the total unrecognized compensation expense related to stock-based compensation at December 31, 2012 and the expected weighted average period over which these expenses will be recognized:

	Expense	Weighted average period (years)
Lifeco Stock Plan	$3,016	1.7
Performance Share Unit Plan	4,414	1.4

Equity Award Activity

During the year ended December 31, 2012, Lifeco granted 739,600 stock options to employees of the Company. These stock options vest over five-year periods ending in March 2017. Compensation expense of $2,566 will be recognized in the Company’s financial statements over the vesting period of these stock options using the accelerated method of recognition.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

The following table summarizes the status of, and changes in, the Lifeco plan options granted to Company employees which are outstanding at December 31, 2012. The options granted relate to underlying stock traded in Canadian dollars on the Toronto Stock Exchange, therefore, the amounts, which are presented in United States dollars, will fluctuate as a result of exchange rate fluctuations.

		Weighted average
	Shares under option	Exercise price (Whole dollars)	Remaining contractual term (Years)	Aggregate intrinsic value (1)
Outstanding, January 1, 2012	2,896,560	$28.01
Granted	739,600	23.28
Exercised	(354,000)	19.43

Outstanding, December 31, 2012	3,282,160	28.42	6.2	$1,518

Vested and expected to vest, December 31, 2012	3,261,022	$28.42	6.2	$1,168

Exercisable, December 31, 2012	1,483,080	$30.10	4.4	$171

(¹) The aggregate intrinsic value is calculated as the difference between the market price of Lifeco common shares on December 31, 2012 and the exercise price of the option (only if the result is positive) multiplied by the number of options.

The following table presents additional information regarding stock options under the Lifeco plan during the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Weighted average fair value of options granted	$3.47	$4.49	$4.41
Intrinsic value of options exercised (1)	1,397	1,197	5,218
Fair value of options vested	1,740	1,541	943

(¹)

The intrinsic value of options exercised is calculated as the difference between the market price of Lifeco common shares on the date of exercise and the exercise price of the option multiplied by the number of options exercised.

The fair value of the options granted during the years ended December 31, 2012, 2011 and 2010 was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2012	2011	2010
Dividend yield	5.31%	4.59%	4.53%
Expected volatility	25.65%	25.22%	25.03%
Risk free interest rate	1.52%	2.62%	2.62%
Expected duration (years)	6.0	5.5	5.5

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

Liability Award Activity

The following table summarizes the status of, and changes in, the Performance Share Unit Plan units granted to Company employees which are outstanding at December 31, 2012.

Performance Units
Outstanding, December 31, 2011	163,708
Granted	211,600
Paid	-
Forfeited	-

Outstanding, December 31, 2012	375,308

Vested and expected to vest, December 31, 2012	375,308

18. Commitments and Contingencies

Commitments

The following table summarizes the Company’s future purchase obligations and commitments as of December 31, 2012:

	Payment due by period

	Less than one year	One to three years	Three to five years	More than five years	Total
Related party long-term debt - principal (1)	-	-	-	528,400	528,400
Related party long-term debt - interest (2)	37,031	74,062	74,062	901,069	1,086,224
Investment purchase obligations (3)	127,255	-	-	-	127,255
Operating leases (4)	4,404	5,683	607	-	10,694
Other liabilities (5)	42,391	49,041	70,713	66,799	228,944

Total	$211,081	$128,786	$145,382	$1,496,268	$1,981,517

(1) Related party long-term debt principal - Represents contractual maturities of principal due to the Company’s parent, GWL&A Financial, under the terms of two long-term surplus notes. The amounts shown in this table differ from the amounts included in the Company’s consolidated balance sheet because the amounts shown above do not consider the discount upon the issuance of one of the surplus notes.

(2) Related party long-term debt interest - One long-term surplus note bears interest at a fixed rate through maturity. The second surplus note bears interest initially at a fixed rate that will change in the future based upon the then current three-month London Interbank Offering Rate. The interest payments shown in this table are calculated based upon the contractual rates in effect on December 31, 2012 and do not consider the impact of future interest rate changes.

(3) Investment purchase obligations - The Company commits to fund limited partnership interests, mortgage loan and other investments in the normal course of its business. As the timing of the fulfillment of the commitment to fund partnership interests cannot be predicted, such obligations are presented in the less than one year category. The timing of the funding of mortgage loans is based on the expiration date of the commitment. The amounts of these unfunded commitments at December 31, 2012 and 2011 were $127,255 and $97,694, of which $11,031 and $13,205 was related to cost basis limited partnership interests, respectively, all of which is due within one year from the dates indicated.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Amounts)

(4) Operating leases - The Company is obligated to make payments under various non-cancelable operating leases, primarily for office space. Contractual provisions exist that could increase the lease obligations presented, including operating expense escalation clauses. Management does not consider the impact of any such clauses to be material to the Company’s operating lease obligations. The Company incurred rent expense, net of sublease income, of $5,764, $5,645 and $6,047 for the years ended December 31, 2012, 2011 and 2010, respectively and is recorded in general insurance expense.

From time to time, the Company enters into agreements or contracts, including capital leases, to purchase goods or services in the normal course of its business. However, these agreements and contracts are not material and are excluded from the table above.

(5) Other liabilities - Other liabilities include those other liabilities which represent contractual obligations not included elsewhere in the table above. If the timing of the payment of any other liabilities was sufficiently uncertain, the amounts were included in the less than one year category. Other liabilities presented in the table above include:

•	Expected contributions to the Company’s defined benefit pension plan and benefit payments for the post-retirement medical plan and supplemental executive retirement plan through 2022.
•	Miscellaneous purchase obligations to acquire goods and services.
•	Unrecognized tax benefits

The Company has a revolving credit facility agreement in the amount of $50,000 for general corporate purposes. The credit facility matures on May 26, 2013. Interest accrues at a rate dependent on various conditions and terms of borrowings. The agreement requires, among other things, the Company to maintain a minimum adjusted net worth, as defined, of $1,000,000 plus 50% of its net income, if positive and as defined in the credit facility agreement (both compiled on the unconsolidated statutory accounting basis prescribed by the National Association of Insurance Commissioners), for each quarter ending after March 31, 2010. The Company was in compliance with all covenants at December 31, 2012 and 2011. At December 31, 2012 and 2011 there were no outstanding amounts related to this credit facility.

Contingencies

The Company is involved in various legal proceedings that arise in the ordinary course of its business. In the opinion of management, after consultation with counsel, the resolutions of these proceedings are not expected to have a material effect on the Company’s consolidated financial position, results of its operations or cash flows.

19.	Subsequent Event

On February 1, 2013, the Company’s Board of Directors declared a dividend of $44,435 to be paid to its sole shareholder, GWL&A Financial, on March 29, 2013.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Schedule III

Supplemental Insurance Information

(In Thousands)

	As of and for the year ended December 31, 2012
	Individual Markets Segment	Retirement Services Segment	Other Segment	Total
Deferred acquisition costs	$118,490	$53,926	$-	$172,416
Future policy benefits, losses, claims and expenses	13,593,217	9,491,094	369,300	23,453,611
Unearned premium reserves	27,007	-	-	27,007
Other policy claims and benefits payable	744,504	476	24,711	769,691
Premium income	314,350	3,670	104,133	422,153
Net investment income	729,885	414,114	47,552	1,191,551
Benefits, claims, losses and settlement expenses	882,726	204,296	111,288	1,198,310
Amortization of deferred acquisition costs	28,926	22,508	-	51,434
Other operating expenses	107,969	469,919	65,193	643,081

	As of and for the year ended December 31, 2011
	Individual Markets Segment	Retirement Services Segment	Other Segment	Total
Deferred acquisition costs (1)	$102,598	$75,183	$-	$177,781
Future policy benefits, losses, claims and expenses	12,812,079	8,620,044	356,296	21,788,419
Unearned premium reserves	39,855	-	-	39,855
Other policy claims and benefits payable	742,457	445	26,184	769,086
Premium income	395,923	1,960	125,333	523,216
Net investment income	714,228	399,222	45,036	1,158,486
Benefits, claims, losses and settlement expenses	937,885	222,643	103,434	1,263,962
Amortization of deferred acquisition costs (1)	10,497	14,687	-	25,184
Other operating expenses (1)	98,509	420,461	88,821	607,791

	As of and for the year ended December 31, 2010
	Individual Markets Segment	Retirement Services Segment	Other Segment	Total
Premium income	676,395	5,509	123,718	805,622
Net investment income	730,439	399,456	44,849	1,174,744
Benefits, claims, losses and settlement expenses	1,218,791	221,943	99,673	1,540,407
Amortization of deferred acquisition costs (1)	20,448	7,057	-	27,505
Other operating expenses (1)	113,997	394,060	62,095	570,152

(1)	As adjusted; See Note 1

Variable Annuity-2 Series Account (formerly Varifund Variable Annuity Account) of Great-West Life & Annuity Insurance Company

Financial Statements for the Years Ended December 31, 2012 and 2011 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of

Variable Annuity-2 Series Account

and the Board of Directors of

Great-West Life & Annuity Insurance Company

We have audited the accompanying statements of assets and liabilities of each of the investment divisions which comprise Variable Annuity-2 Series Account of Great-West Life & Annuity Insurance Company (formerly, Varifund Variable Annuity Series Account of Great-West Life & Annuity Insurance Company) (the “Series Account”) as listed in Appendix A as of December 31, 2012, and the related statements of operations for the periods presented, the statements of changes in net assets for each of the periods presented, and the financial highlights in Note 5 for each of the periods presented. These financial statements and financial highlights are the responsibility of the Series Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Series Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Series Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012, by correspondence with the mutual fund companies; where replies were not received from the mutual fund companies, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the investment divisions constituting the Variable Annuity-2 Series Account of Great-West Life & Annuity Insurance Company as of December 31, 2012, the results of their operations, the changes in their net assets, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

March 29, 2013

VARIABLE ANNUITY-2 SERIES ACCOUNT OF GREAT-WEST LIFE &

ANNUITY INSURANCE COMPANY

APPENDIX A

ALGER CAPITAL APPRECIATION PORTFOLIO

ALGER LARGE CAP GROWTH PORTFOLIO

ALGER MID CAP GROWTH PORTFOLIO

ALGER SMALL CAP GROWTH PORTFOLIO

AMERICAN CENTURY INVESTMENTS VP INFLATION PROTECTION FUND

COLUMBIA VARIABLE PORTFOLIO - SELECT SMALLER-CAP VALUE FUND

COLUMBIA VARIABLE PORTFOLIO - SELIGMAN GLOBAL TECHNOLOGY FUND CLASS 1

COLUMBIA VARIABLE PORTFOLIO - SELIGMAN GLOBAL TECHNOLOGY FUND CLASS 2

DELAWARE VIP EMERGING MARKETS SERIES

DELAWARE VIP REIT SERIES

DELAWARE VIP SMALL CAP VALUE SERIES

DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC

DREYFUS VIF APPRECIATION PORTFOLIO - INITIAL SHARES

DREYFUS VIF APPRECIATION PORTFOLIO - SERVICE SHARES

DREYFUS VIF GROWTH AND INCOME PORTFOLIO

DWS CAPITAL GROWTH VIP

DWS DREMAN SMALL MID CAP VALUE VIP

DWS LARGE CAP VALUE VIP

FIDELITY VIP ASSET MANAGER PORTFOLIO

FIDELITY VIP CONTRAFUND PORTFOLIO

FIDELITY VIP GROWTH OPPORTUNITIES PORTFOLIO

FIDELITY VIP GROWTH PORTFOLIO

FIDELITY VIP HIGH INCOME PORTFOLIO

FIDELITY VIP INDEX 500 PORTFOLIO

FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO

FIDELITY VIP MONEY MARKET PORTFOLIO

FIDELITY VIP OVERSEAS PORTFOLIO

GOLDMAN SACHS VIT LARGE CAP VALUE FUND

GOLDMAN SACHS VIT STRATEGIC GROWTH FUND

GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND

GREAT-WEST AGGRESSIVE PROFILE I FUND

GREAT-WEST BOND INDEX FUND

GREAT-WEST CONSERVATIVE PROFILE I FUND

GREAT-WEST LOOMIS SAYLES BOND FUND

GREAT-WEST MODERATE PROFILE I FUND

GREAT-WEST MODERATELY CONSERVATIVE PROFILE I FUND

GREAT-WEST MONEY MARKET FUND

GREAT-WEST PUTNAM HIGH YIELD BOND FUND

GREAT-WEST S&P 500® INDEX FUND

GREAT-WEST S&P MIDCAP 400® INDEX FUND

GREAT-WEST S&P SMALLCAP 600® INDEX FUND

GREAT-WEST SECURE FOUNDATION BALANCED FUND

GREAT-WEST SHORT DURATION BOND FUND

GREAT-WEST STOCK INDEX FUND

GREAT-WEST TEMPLETON GLOBAL BOND FUND

INVESCO V.I. CORE EQUITY FUND

INVESCO VAN KAMPEN V.I. GROWTH & INCOME FUND

JANUS ASPEN BALANCED PORTFOLIO

JANUS ASPEN FLEXIBLE BOND PORTFOLIO

JANUS ASPEN OVERSEAS PORTFOLIO

VARIABLE ANNUITY-2 SERIES ACCOUNT OF GREAT-WEST LIFE &

ANNUITY INSURANCE COMPANY

APPENDIX A (Concluded)

NVIT DEVELOPING MARKETS FUND

PIMCO VIT TOTAL RETURN PORTFOLIO

PROFUND VP BASIC MATERIALS

PROFUND VP BEAR

PROFUND VP FINANCIALS

PROFUND VP HEALTHCARE

PROFUND VP INDUSTRIALS

PROFUND VP MONEY MARKET

PROFUND VP OIL & GAS

PROFUND VP PHARMACEUTICALS

PROFUND VP PRECIOUS METALS

PROFUND VP REAL ESTATE

PROFUND VP RISING RATES OPPORTUNITY PORTFOLIO

PROFUND VP SHORT NASDAQ-100

PROFUND VP SHORT SMALL-CAP

PROFUND VP U.S. GOVERNMENT PLUS

PROFUND VP ULTRABULL

PROFUND VP ULTRAMID-CAP

PROFUND VP ULTRANASDAQ-100

PROFUND VP ULTRASMALL-CAP

PUTNAM VT VOYAGER FUND

SELIGMAN COMMUNICATIONS & INFORMATION PORTFOLIO

SELIGMAN SMALLER-CAP VALUE PORTFOLIO

T. ROWE PRICE VIP HEALTH SCIENCES PORTFOLIO

VAN ECK VIP EMERGING MARKETS FUND

VAN ECK VIP GLOBAL HARD ASSETS FUND CLASS I

VAN ECK VIP GLOBAL HARD ASSETS FUND CLASS S

VAN ECK VIP MULTI MANAGER ALTERNATIVES FUND

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	ALGER CAPITAL APPRECIATION PORTFOLIO	ALGER LARGE CAP GROWTH PORTFOLIO	ALGER MID CAP GROWTH PORTFOLIO	ALGER SMALL CAP GROWTH PORTFOLIO	AMERICAN CENTURY INVESTMENTS VP INFLATION PROTECTION FUND	COLUMBIA VARIABLE PORTFOLIO - SELECT SMALLER-CAP VALUE FUND

ASSETS:
Investments at fair value (1)	$2,011,952	$1,387,566	$2,297,379	$257,809	$26,245	$758,994
Investment income due and accrued
Receivable for investments sold
Purchase payments receivable

Total assets	2,011,952	1,387,566	2,297,379	257,809	26,245	758,994

LIABILITIES:
Payable for investments purchased
Redemptions payable
Due to Great West Life & Annuity Insurance Company	378	257	421	48	1	142

Total liabilities	378	257	421	48	1	142

NET ASSETS	$2,011,574	$1,387,309	$2,296,958	$257,761	$26,244	$758,852

NET ASSETS REPRESENTED BY:
Accumulation units	$2,011,574	$1,387,309	$2,296,958	$257,761	$26,244	$758,852

ACCUMULATION UNITS OUTSTANDING	31,785	19,776	44,751	3,877	2,468	75,435

UNIT VALUE (ACCUMULATION)	$63.29	$70.15	$51.33	$66.48	$10.63	$10.06

(1) Cost of investments:	$1,014,359	$951,159	$2,804,872	$233,491	$26,359	$736,175
Shares of investments:	33,086	29,636	169,548	9,280	2,182	61,407

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2012

	INVESTMENT DIVISIONS
	COLUMBIA VARIABLE PORTFOLIO - SELIGMAN GLOBAL TECHNOLOGY FUND CLASS 1	COLUMBIA VARIABLE PORTFOLIO - SELIGMAN GLOBAL TECHNOLOGY FUND CLASS 2	DELAWARE VIP EMERGING MARKETS SERIES	DELAWARE VIP REIT SERIES	DELAWARE VIP SMALL CAP VALUE SERIES	DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC

ASSETS:
Investments at fair value (1)	$3,598,599	$19,593	$4,641	$21,626	$6,720	$356,487
Investment income due and accrued
Receivable for investments sold	9,000
Purchase payments receivable

Total assets	3,607,599	19,593	4,641	21,626	6,720	356,487

LIABILITIES:
Payable for investments purchased
Redemptions payable	9,000
Due to Great West Life & Annuity Insurance Company	676	4		1		67

Total liabilities	9,676	4		1		67

NET ASSETS	$3,597,923	$19,589	$4,641	$21,625	$6,720	$356,420

NET ASSETS REPRESENTED BY:
Accumulation units	$3,597,923	$19,589	$4,641	$21,625	$6,720	$356,420

ACCUMULATION UNITS OUTSTANDING	368,250	910	415	1,849	606	10,679

UNIT VALUE (ACCUMULATION)	$9.77	$21.53	$11.18	$11.70	$11.09	$33.38

(1) Cost of investments:	$3,601,673	$17,604	$4,324	$20,876	$6,427	$261,304
Shares of investments:	172,429	962	235	1,796	203	10,725

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	DREYFUS VIF APPRECIATION PORTFOLIO - INITIAL SHARES	DREYFUS VIF APPRECIATION PORTFOLIO - SERVICE SHARES	DREYFUS VIF GROWTH AND INCOME PORTFOLIO	DWS CAPITAL GROWTH VIP	DWS DREMAN SMALL MID CAP VALUE VIP	DWS LARGE CAP VALUE VIP

ASSETS:
Investments at fair value (1)	$360,301	$13,233	$376,519	$12,342	$3,199	$13,462
Investment income due and accrued	2,101	69	1,979
Receivable for investments sold
Purchase payments receivable

Total assets	362,402	13,302	378,498	12,342	3,199	13,462

LIABILITIES:
Payable for investments purchased
Redemptions payable
Due to Great West Life & Annuity Insurance Company	69		71

Total liabilities	69		71

NET ASSETS	$362,333	$13,302	$378,427	$12,342	$3,199	$13,462

NET ASSETS REPRESENTED BY:
Accumulation units	$362,333	$13,302	$378,427	$12,342	$3,199	$13,462

ACCUMULATION UNITS OUTSTANDING	7,466	1,220	11,189	1,093	291	1,249

UNIT VALUE (ACCUMULATION)	$48.53	$10.90	$33.82	$11.29	$10.99	$10.78

(1) Cost of investments:	$305,521	$13,440	$328,791	$12,406	$3,089	$13,440
Shares of investments:	8,903	329	17,060	580	250	1,080

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	FIDELITY VIP ASSET MANAGER PORTFOLIO	FIDELITY VIP CONTRAFUND PORTFOLIO	FIDELITY VIP GROWTH OPPORTUNITIES PORTFOLIO	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO

ASSETS:
Investments at fair value (1)	$1,709,920	$1,326,349	$120,811	$2,220,275	$837,315	$1,236,986
Investment income due and accrued
Receivable for investments sold		267
Purchase payments receivable

Total assets	1,709,920	1,326,616	120,811	2,220,275	837,315	1,236,986

LIABILITIES:
Payable for investments purchased
Redemptions payable		267
Due to Great West Life & Annuity Insurance Company	312	241	21	410	159	233

Total liabilities	312	508	21	410	159	233

NET ASSETS	$1,709,608	$1,326,108	$120,790	$2,219,865	$837,156	$1,236,753

NET ASSETS REPRESENTED BY:
Accumulation units	$1,709,608	$1,326,108	$120,790	$2,219,865	$837,156	$1,236,753

ACCUMULATION UNITS OUTSTANDING	43,419	28,367	5,354	33,474	16,513	6,593

UNIT VALUE (ACCUMULATION)	$39.37	$46.75	$22.56	$66.32	$50.70	$187.59

(1) Cost of investments:	$1,581,543	$1,178,422	$113,930	$1,577,893	$859,222	$1,027,356
Shares of investments:	112,717	50,164	5,542	52,801	144,116	8,536

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	FIDELITY VIP MONEY MARKET PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO		GOLDMAN SACHS VIT LARGE CAP VALUE FUND	GOLDMAN SACHS VIT STRATEGIC GROWTH FUND	GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND

ASSETS:
Investments at fair value (1)	$742,374	$1,074,440		$432,252	$239,524	$90,841	$34,367
Investment income due and accrued		83
Receivable for investments sold	863
Purchase payments receivable

Total assets	743,237	1,074,523		432,252	239,524	90,841	34,367

LIABILITIES:
Payable for investments purchased
Redemptions payable	863
Due to Great West Life & Annuity Insurance Company	141	198		81	45	17	6

Total liabilities	1,004	198		81	45	17	6

NET ASSETS	$742,233	$1,074,325		$432,171	$239,479	$90,824	$34,361

NET ASSETS REPRESENTED BY:
Accumulation units	$742,233	$1,074,325		$432,171	$239,479	$90,824	$34,361

ACCUMULATION UNITS OUTSTANDING	23,592	69,170		14,809	18,983	7,027	2,636

UNIT VALUE (ACCUMULATION)	$31.46	$15.53	$		$12.62	$12.93	$13.04

(1) Cost of investments:	$730,092	$1,074,440		$432,934	$248,191	$75,615	$31,783
Shares of investments:	56,843	1,074,440		26,865	22,261	6,554	2,831

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	GREAT-WEST AGGRESSIVE PROFILE I FUND	GREAT-WEST BOND INDEX FUND	GREAT-WEST CONSERVATIVE PROFILE I FUND	GREAT-WEST LOOMIS SAYLES BOND FUND	GREAT-WEST MODERATE PROFILE I FUND	GREAT-WEST MODERATELY CONSERVATIVE PROFILE I FUND

ASSETS:
Investments at fair value (1)	$16,320	$103,467	$10	$20,719	$77,062	$124,335
Investment income due and accrued
Receivable for investments sold
Purchase payments receivable

Total assets	16,320	103,467	10	20,719	77,062	124,335

LIABILITIES:

Payable for investments purchased
Redemptions payable
Due to Great West Life & Annuity Insurance Company	1	4		1	3	4

Total liabilities	1	4		1	3	4

NET ASSETS	$16,319	$103,463	$10	$20,718	$77,059	$124,331

NET ASSETS REPRESENTED BY:
Accumulation units	$16,319	$103,463	$10	$20,718	$77,059	$124,331

ACCUMULATION UNITS OUTSTANDING	1,426	9,968	1	1,810	6,948	11,355

UNIT VALUE (ACCUMULATION)	$11.44	$10.38	$10.00	$11.45	$11.09	$10.95

(1) Cost of investments:	$16,041	$104,129	$10	$20,762	$79,731	$124,816
Shares of investments:	1,747	7,438	1	1,560	8,909	14,559

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	GREAT-WEST MONEY MARKET FUND	GREAT-WEST PUTNAM HIGH YIELD BOND FUND	GREAT-WEST S&P 500® INDEX FUND	GREAT-WEST S&P MIDCAP 400® INDEX FUND	GREAT-WEST S&P SMALLCAP 600® INDEX FUND	GREAT-WEST SECURE FOUNDATION BALANCED FUND

ASSETS:
Investments at fair value (1)	$2,361,720	$3,578	$65,685	$16,221	$15,968	$82
Investment income due and accrued		19
Receivable for investments sold
Purchase payments receivable	88,757

Total assets	2,450,477	3,597	65,685	16,221	15,968	82

LIABILITIES:
Payable for investments purchased	88,757
Redemptions payable
Due to Great West Life & Annuity Insurance Company	82		3	1	1

Total liabilities	88,839	0	3	1	1	0

NET ASSETS	$2,361,638	$3,597	$65,682	$16,220	$15,967	$82

NET ASSETS REPRESENTED BY:
Accumulation units	$2,361,638	$3,597	$65,682	$16,220	$15,967	$82

NET ASSETS	$2,361,638	$3,597	$65,682	$16,220	$15,967	$82

ACCUMULATION UNITS OUTSTANDING	236,767	316	5,818	1,414	1,404	7

UNIT VALUE (ACCUMULATION)	$9.97	$11.38	$11.29	$11.47	$11.37	$11.71

(1) Cost of investments:	$2,361,720	$3,596	$64,903	$15,493	$15,802	$81
Shares of investments:	2,361,720	428	5,152	1,479	1,653	8

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	GREAT-WEST SHORT DURATION BOND FUND	GREAT-WEST STOCK INDEX FUND	GREAT-WEST TEMPLETON GLOBAL BOND FUND	INVESCO V.I. CORE EQUITY FUND	INVESCO VAN KAMPEN V.I. GROWTH & INCOME FUND	JANUS ASPEN BALANCED PORTFOLIO

ASSETS:
Investments at fair value (1)	$74,332	$12,425	$6,769	$26,563	$25,929	$512,055
Investment income due and accrued
Receivable for investments sold
Purchase payments receivable

Total assets	74,332	12,425	6,769	26,563	25,929	512,055

LIABILITIES:
Payable for investments purchased
Redemptions payable
Due to Great West Life & Annuity Insurance Company	2			1	1	17

Total liabilities	2	0	0	1	1	17

NET ASSETS	$74,330	$12,425	$6,769	$26,562	$25,928	$512,038

NET ASSETS REPRESENTED BY:
Accumulation units	$74,330	$12,425	$6,769	$26,562	$25,928	$512,038

NET ASSETS	$74,330	$12,425	$6,769	$26,562	$25,928	$512,038

ACCUMULATION UNITS OUTSTANDING	7,119	1,098	595	2,402	2,327	45,747

UNIT VALUE (ACCUMULATION)	$10.44	$11.32	$11.38	$11.06	$11.14	$11.19

(1) Cost of investments:	$74,840	$12,820	$6,802	$26,296	$25,775	$509,793
Shares of investments:	7,106	613	694	890	1,295	18,017

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	JANUS ASPEN FLEXIBLE BOND PORTFOLIO	JANUS ASPEN OVERSEAS PORTFOLIO	NVIT DEVELOPING MARKETS FUND	PIMCO VIT TOTAL RETURN PORTFOLIO	PROFUND VP MONEY MARKET	PROFUND VP ULTRABULL

ASSETS:
Investments at fair value (1)	$54,071	$317,145	$610,197	$39,927	$69,224,767	$707,005
Investment income due and accrued				44	1,070
Receivable for investments sold						752,588
Purchase payments receivable					2,242,429

Total assets	54,071	317,145	610,197	39,971	71,468,266	1,459,593

LIABILITIES:
Payable for investments purchased					2,242,429
Redemptions payable						752,588
Due to Great West Life & Annuity Insurance Company	8	59	115	1	11,546	729

Total liabilities	8	59	115	1	2,253,975	753,317

NET ASSETS	$54,063	$317,086	$610,082	$39,970	$69,214,291	$706,276

NET ASSETS REPRESENTED BY:
Accumulation units	$54,063	$317,086	$610,082	$39,970	$69,214,291	$706,276

NET ASSETS	$54,063	$317,086	$610,082	$39,970	$69,214,291	$706,276

ACCUMULATION UNITS OUTSTANDING	3,093	14,859	25,890	3,675	72,883,163	35,699

UNIT VALUE (ACCUMULATION)	$17.48	$21.34	$23.56	$10.88	$0.95	$19.78

(1) Cost of investments:	$52,786	$379,829	$790,176	$40,345	$69,224,767	$693,483
Shares of investments:	3,988	8,355	96,857	3,457	69,224,767	52,683

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	PROFUND VP ULTRAMID-CAP		PROFUND VP ULTRANASDAQ- 100	PROFUND VP ULTRASMALL- CAP		PUTNAM VT VOYAGER FUND	T. ROWE PRICE VIP HEALTH SCIENCES PORTFOLIO	VAN ECK VIP EMERGING MARKETS FUND

ASSETS:
Investments at fair value (1)		$357	$706,764		$387	$12,552	$13,120	$439,145
Investment income due and accrued
Receivable for investments sold		727,650	28,054		734,137
Purchase payments receivable

Total assets		728,007	734,818		734,524	12,552	13,120	439,145

LIABILITIES:
Payable for investments purchased
Redemptions payable		727,650	28,054		734,137
Due to Great West Life & Annuity Insurance Company		348	479		378			83

Total liabilities		727,998	28,533		734,515			83

NET ASSETS		$9	$706,285		$9	$12,552	$13,120	$439,062

NET ASSETS REPRESENTED BY:
Accumulation units		$9	$706,285		$9	$12,552	$13,120	$439,062

ACCUMULATION UNITS OUTSTANDING			142,340			1,152	1,043	15,217

UNIT VALUE (ACCUMULATION)	$		$4.96	$		$10.90	$12.58	28.85

(1) Cost of investments:		$348	$678,528		$381	$12,406	$13,092	$446,524
Shares of investments:		11	24,566		29	347	635	32,529

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	VAN ECK VIP GLOBAL HARD ASSETS FUND CLASS I	VAN ECK VIP GLOBAL HARD ASSETS FUND CLASS S	VAN ECK VIP MULTI MANAGER ALTERNATIVES FUND

ASSETS:
Investments at fair value (1)	$284,934	$9,564	$593
Investment income due and accrued
Receivable for investments sold
Purchase payments receivable

Total assets	284,934	9,564	593

LIABILITIES:
Payable for investments purchased
Redemptions payable
Due to Great West Life & Annuity Insurance Company	53		1

Total liabilities	53		1

NET ASSETS	$284,881	$9,564	$592

NET ASSETS REPRESENTED BY:
Accumulation units	$284,881	$9,564	$592

ACCUMULATION UNITS OUTSTANDING	5,918	969	58

UNIT VALUE (ACCUMULATION)	$48.14	$9.87	$10.21

(1) Cost of investments:	$309,505	$9,358	$593
Shares of investments:	9,781	337	60

The accompanying notes are an integral part of these financial statements.	(Concluded)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	ALGER CAPITAL APPRECIATION PORTFOLIO	ALGER LARGE CAP GROWTH PORTFOLIO	ALGER MID CAP GROWTH PORTFOLIO		ALGER SMALL CAP GROWTH PORTFOLIO		AMERICAN CENTURY INVESTMENTS VP INFLATION PROTECTION FUND	COLUMBIA VARIABLE PORTFOLIO - SELECT SMALLER-CAP VALUE FUND
							(1)

INVESTMENT INCOME:
Dividends	$20,921	$16,707	$		$		$136	$

EXPENSES:
Mortality and expense risk	25,813	18,028		29,470		3,210	8		9,233
Administrative charges	3,053	1,880		2,588		340			1,080

Total expenses	28,866	19,908		32,058		3,550	8		10,313

NET INVESTMENT INCOME (LOSS)	(7,945)	(3,201)		(32,058)		(3,550)	128		(10,313)

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) on sale of fund shares	143,033	60,169		(117,777)		4,386			(5,011)
Realized gain distributions	692					55,258

Net realized gain (loss)	143,725	60,169		(117,777)		59,644			(5,011)

Change in net unrealized appreciation (depreciation) on investments	178,492	61,675		477,537		(30,424)	(114)		120,412

Net realized and unrealized gain (loss) on investments	322,217	121,844		359,760		29,220	(114)		115,401

NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS	$314,272	$118,643		$327,702		$25,670	$14		$105,088

(1)	For the period October 31, 2012 to December 31, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

	INVESTMENT DIVISIONS
	COLUMBIA VARIABLE PORTFOLIO - SELIGMAN GLOBAL TECHNOLOGY FUND CLASS 1		COLUMBIA VARIABLE PORTFOLIO - SELIGMAN GLOBAL TECHNOLOGY FUND CLASS 2		DELAWARE VIP EMERGING MARKETS SERIES	DELAWARE VIP REIT SERIES	DELAWARE VIP SMALL CAP VALUE SERIES	DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC
					(1)	(1)	(2)

INVESTMENT INCOME:
Dividends	$		$		$	$	$	$2,805

EXPENSES:
Mortality and expense risk		49,798		267	4	6	2	4,487
Administrative charges		5,580		31				532

Total expenses		55,378		298	4	6	2	5,019

NET INVESTMENT LOSS		(55,378)		(298)	(4)	(6)	(2)	(2,214)

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain on sale of fund shares		2,908		1,448				7,463
Realized gain distributions		7,303		38

Net realized gain		10,211		1,486				7,463

Change in net unrealized appreciation (depreciation) on investments		263,351		884	317	750	293	30,184

Net realized and unrealized gain on investments		273,562		2,370	317	750	293	37,647

NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS		$218,184		$2,072	$313	$744	$291	$35,433

(1)	For the period October 31, 2012 to December 31, 2012.
(2)	For the period November 28, 2012 to December 31, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	DREYFUS VIF APPRECIATION PORTFOLIO - INITIAL SHARES	DREYFUS VIF APPRECIATION PORTFOLIO - SERVICE SHARES	DREYFUS VIF GROWTH AND INCOME PORTFOLIO	DWS CAPITAL GROWTH VIP	DWS DREMAN SMALL MID CAP VALUE VIP	DWS LARGE CAP VALUE VIP
		(1)		(1)	(2)	(1)

INVESTMENT INCOME:
Dividends	$13,652	$69	$5,382	$	$	$

EXPENSES:
Mortality and expense risk	4,684	2	4,669	2	3	2
Administrative charges	537		554

Total expenses	5,221	2	5,223	2	3	2

NET INVESTMENT INCOME (LOSS)	8,431	67	159	(2)	(3)	(2)

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) on sale of fund shares	10,626		2,311	(1)		1
Realized gain distributions

Net realized gain (loss)	10,626		2,311	(1)		1

Change in net unrealized appreciation (depreciation) on investments	11,395	(207)	52,929	(64)	110	22

Net realized and unrealized gain (loss) on investments	22,021	(207)	55,240	(65)	110	23

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$30,452	$(140)	$55,399	$(67)	$107	$21

(1)	For the period December 12, 2012 to December 31, 2012.
(2)	For the period October 31, 2012 to December 31, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	FIDELITY VIP ASSET MANAGER PORTFOLIO	FIDELITY VIP CONTRAFUND PORTFOLIO	FIDELITY VIP GROWTH OPPORTUNITIES PORTFOLIO	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO

INVESTMENT INCOME:
Dividends	$26,190	$18,136	$631	$13,361	$45,991	$25,618

EXPENSES:
Mortality and expense risk	21,624	16,988	1,316	28,548	10,127	15,814
Administrative charges	1,658	1,351	107	2,876	1,124	1,763

Total expenses	23,282	18,339	1,423	31,424	11,251	17,577

NET INVESTMENT INCOME (LOSS)	2,908	(203)	(792)	(18,063)	34,740	8,041

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) on sale of fund shares	8,689	14,336	2,728	75,375	(3,858)	31,954
Realized gain distributions	12,540					16,878

Net realized gain (loss)	21,229	14,336	2,728	75,375	(3,858)	48,832

Change in net unrealized appreciation (depreciation) on investments	154,587	170,439	3,234	221,785	65,132	113,068

Net realized and unrealized gain on investments	175,816	184,775	5,962	297,160	61,274	161,900

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$178,724	$184,572	$5,170	$279,097	$96,014	$169,941

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

	INVESTMENT DIVISIONS
	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	FIDELITY VIP MONEY MARKET PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO	GOLDMAN SACHS VIT LARGE CAP VALUE FUND	GOLDMAN SACHS VIT STRATEGIC GROWTH FUND	GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND

INVESTMENT INCOME:
Dividends	$17,900	$1,852	$8,121	$2,693	$850	$803

EXPENSES:
Mortality and expense risk	9,817	16,619	5,176	2,484	1,192	646
Administrative charges	1,042	1,373	576	272	143	70

Total expenses	10,859	17,992	5,752	2,756	1,335	716

NET INVESTMENT INCOME (LOSS)	7,041	(16,140)	2,369	(63)	(485)	87

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) on sale of fund shares	2,409		(1,421)	(2,696)	7,177	1,189
Realized gain distributions	20,639		1,397	4,758

Net realized gain (loss)	23,048		(24)	2,062	7,177	1,189

Change in net unrealized appreciation (depreciation) on investments	3,865		70,362	27,981	6,305	6,003

Net realized and unrealized gain on investments	26,913		70,338	30,043	13,482	7,192

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$33,954	$(16,140)	$72,707	$29,980	$12,997	$7,279

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	GREAT-WEST AGGRESSIVE PROFILE I FUND	GREAT-WEST BOND INDEX FUND	GREAT-WEST LOOMIS SAYLES BOND FUND	GREAT-WEST MODERATE PROFILE I FUND	GREAT-WEST MODERATELY CONSERVATIVE PROFILE I FUND	GREAT-WEST MONEY MARKET FUND
	(1)	(2)	(3)	(4)	(5)		(6)

INVESTMENT INCOME:
Dividends	$118	$1,464	$167	$1,114	$1,472	$

EXPENSES:
Mortality and expense risk	4	127	5	26	52		429
Administrative charges

Total expenses	4	127	5	26	52		429

NET INVESTMENT INCOME (LOSS)	114	1,337	162	1,088	1,420		(429)

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain on sale of fund shares				1	60
Realized gain distributions	102	792	35	3,441	1,103

Net realized gain	102	792	35	3,442	1,163

Change in net unrealized appreciation (depreciation) on investments	279	(662)	(43)	(2,669)	(481)

Net realized and unrealized gain (loss) on investments	381	130	(8)	773	682

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$495	$1,467	$154	$1,861	$2,102		$(429)

(1)	For the period November 26, 2012 to December 31, 2012.
(2)	For the period July 3, 2012 to December 31, 2012.
(3)	For the period October 31, 2012 to December 31, 2012.
(4)	For the period June 26, 2012 to December 31, 2012.
(5)	For the period November 1, 2012 to December 31, 2012.
(6)	For the period June 21, 2012 to December 31, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	GREAT-WEST PUTNAM HIGH YIELD BOND FUND	GREAT-WEST S&P 500® INDEX FUND	GREAT-WEST S&P MIDCAP 400® INDEX FUND	GREAT-WEST S&P SMALLCAP 600® INDEX FUND	GREAT-WEST SECURE FOUNDATION BALANCED FUND	GREAT-WEST SHORT DURATION BOND FUND
	(1)	(2)	(2)	(2)	(3)	(2)

INVESTMENT INCOME:
Dividends	$19	$646	$214	$181	$1	$686

EXPENSES:
Mortality and expense risk		78	26	26	3	42
Administrative charges

Total expenses		78	26	26	3	42

NET INVESTMENT INCOME (LOSS)	19	568	188	155	(2)	644

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) on sale of fund shares		(265)	(94)	(413)	323	(1)
Realized gain distributions		644	133	542	1	571

Net realized gain		379	39	129	324	570

Change in net unrealized appreciation (depreciation) on investments	(18)	782	728	166	1	(508)

Net realized and unrealized gain (loss) on investments	(18)	1,161	767	295	325	62

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$1	$1,729	$955	$450	$323	$706

(1)	For the period December 31, 2012 to December 31, 2012.
(2)	For the period July 5, 2012 to December 31, 2012.
(3)	For the period January 12, 2012 to December 31, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	GREAT-WEST STOCK INDEX FUND	GREAT-WEST TEMPLETON GLOBAL BOND FUND	INVESCO V.I. CORE EQUITY FUND		INVESCO VAN KAMPEN V.I. GROWTH & INCOME FUND		JANUS ASPEN BALANCED PORTFOLIO	JANUS ASPEN FLEXIBLE BOND PORTFOLIO
	(1)	(2)		(3)		(2)	(4)

INVESTMENT INCOME:
Dividends	$127	$92	$		$		$5,934	$1,775

EXPENSES:
Mortality and expense risk	2	3		5		7	274	664
Administrative charges								77

Total expenses	2	3		5		7	274	741

NET INVESTMENT INCOME (LOSS)	125	89		(5)		(7)	5,660	1,034

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain on sale of fund shares				1		1	1	720
Realized gain distributions	275	26						707

Net realized gain	275	26		1		1	1	1,427

Change in net unrealized appreciation (depreciation) on investments	(395)	(33)		267		154	2,262	804

Net realized and unrealized gain (loss) on investments	(120)	(7)		268		155	2,263	2,231

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$5	$82		$263		$148	$7,923	$3,265

(1)	For the period March 9, 2012 to December 31, 2012.
(2)	For the period October 31, 2012 to December 31, 2012.
(3)	For the period November 28, 2012 to December 31, 2012.
(4)	For the period September 11, 2012 to December 31, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	JANUS ASPEN OVERSEAS PORTFOLIO	NVIT DEVELOPING MARKETS FUND	PIMCO VIT TOTAL RETURN PORTFOLIO	PROFUND VP BASIC MATERIALS		PROFUND VP BEAR		PROFUND VP FINANCIALS
			(1)		(2)		(3)		(2)

INVESTMENT INCOME:
Dividends	$2,302	$599	$67	$		$		$

EXPENSES:
Mortality and expense risk	4,134	7,590	10		1		11,702		1
Administrative charges	482	885					1,404

Total expenses	4,616	8,475	10		1		13,106		1

NET INVESTMENT INCOME (LOSS)	(2,314)	(7,876)	57		(1)		(13,106)		(1)

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) on sale of fund shares	(12,281)	(68,251)			(34)		62,200		(23)
Realized gain distributions	35,741		480

Net realized gain (loss)	23,460	(68,251)	480		(34)		62,200		(23)

Change in net unrealized depreciation on investments	12,054	163,806	(418)		102		(5,045)		93

Net realized and unrealized gain on investments	35,514	95,555	62		68		57,155		70

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$33,200	$87,679	$119		$67		$44,049		$69

(1)	For the period October 31, 2012 to December 31, 2012.
(2)	For the period January 1, 2012 to February 21, 2012.
(3)	For the period January 3, 2012 to December 4, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	PROFUND VP HEALTHCARE		PROFUND VP INDUSTRIALS		PROFUND VP MONEY MARKET	PROFUND VP OIL & GAS		PROFUND VP PHARMACEUTICALS		PROFUND VP PRECIOUS METALS
				(1)			(1)		(1)		(1)

INVESTMENT INCOME:
Dividends	$		$		$12,211	$		$		$

EXPENSES:
Mortality and expense risk		2		3	769,485		2		3		2
Administrative charges					92,338

Total expenses		2		3	861,823		2		3		2

NET INVESTMENT LOSS		(2)		(3)	(849,612)		(2)		(3)		(2)

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) on sale of fund shares		205		112			155		176		(185)
Realized gain distributions

Net realized gain (loss)		205		112			155		176		(185)

Change in net unrealized appreciation (depreciation) on investments		(124)		29			(45)		(178)		249

Net realized and unrealized gain (loss) on investments		81		141			110		(2)		64

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS		$79		$138	$(849,612)		$108		$(5)		$62

(1)	For the period January 1, 2012 to February 21, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	PROFUND VP REAL ESTATE	PROFUND VP SHORT NASDAQ- 100	PROFUND VP SHORT SMALL- CAP	PROFUND VP U.S. GOVERNMENT PLUS	PROFUND VP ULTRABULL		PROFUND VP ULTRAMID-CAP
	(1)	(2)	(2)	(3)

INVESTMENT INCOME:
Dividends	$	$	$	$	$		$

EXPENSES:
Mortality and expense risk	1,078	6,869	3,917	2,104		39,678		4,935
Administrative charges	129	824	470	253		4,761		593

Total expenses	1,207	7,693	4,387	2,357		44,439		5,528

NET INVESTMENT LOSS	(1,207)	(7,693)	(4,387)	(2,357)		(44,439)		(5,528)

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) on sale of fund shares	64,706	(134,018)	54,362	190,001		2,721,034		434,062
Realized gain distributions

Net realized gain (loss)	64,706	(134,018)	54,362	190,001		2,721,034		434,062

Change in net unrealized appreciation on investments	(55)	(3,158)	(6,958)			13,519		(13)

Net realized and unrealized gain (loss) on investments	64,651	(137,176)	47,404	190,001		2,734,553		434,049

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$63,444	$(144,869)	$43,017	$187,644		$2,690,114		$428,521

(1)	For the period January 1, 2012 to December 4, 2012.
(2)	For the period January 3, 2012 to December 4, 2012.
(3)	For the period January 24, 2012 to December 4, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	PROFUND VP ULTRANASDAQ-100		PROFUND VP ULTRASMALL-CAP		PUTNAM VT VOYAGER FUND	T. ROWE PRICE VIP HEALTH SCIENCES PORTFOLIO	VAN ECK VIP EMERGING MARKETS FUND		VAN ECK VIP GLOBAL HARD ASSETS FUND CLASS I
					(1)	(2)

INVESTMENT INCOME:
Dividends	$		$		$	$	$		$2,240
EXPENSES:
Mortality and expense risk		22,515		9,290	2	3		4,792	5,211
Administrative charges		2,702		1,115				569	596

Total expenses		25,217		10,405	2	3		5,361	5,807

NET INVESTMENT LOSS		(25,217)		(10,405)	(2)	(3)		(5,361)	(3,567)

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) on sale of fund shares		969,966		572,482				(10,689)	(20,255)
Realized gain distributions						237			44,994

Net realized gain (loss)		969,966		572,482		237		(10,689)	24,739

Change in net unrealized appreciation (depreciation) on investments		28,227		5	146	28		102,316	(6,283)

Net realized and unrealized gain on investments		998,193		572,487	146	265		91,627	18,456

NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS		$972,976		$562,082	$144	$262		$86,266	$14,889

(1)	For the period December 12, 2012 to December 31, 2012.
(2)	For the period November 28, 2012 to December 31, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

	INVESTMENT DIVISIONS

	VAN ECK VIP GLOBAL HARD ASSETS FUND CLASS S		VAN ECK VIP MULTI MANAGER ALTERNATIVES FUND
		(1)

INVESTMENT INCOME:
Dividends	$		$

EXPENSES:
Mortality and expense risk		4		51
Administrative charges				3

Total expenses		4		54

NET INVESTMENT LOSS		(4)		(54)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain on sale of fund shares				38
Realized gain distributions

Net realized gain				38

Change in net unrealized appreciation on investments		206		46

Net realized and unrealized gain on investments		206		84

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS		$202		$30

(1)	For the period October 31, 2012 to December 31, 2012.

The accompanying notes are an integral part of these financial statements.	(Concluded)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	ALGER CAPITAL APPRECIATION PORTFOLIO		ALGER LARGE CAP GROWTH PORTFOLIO		ALGER MID CAP GROWTH PORTFOLIO
	2012	2011	2012	2011	2012	2011

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment loss	$(7,945)	$(27,494)	$(3,201)	$(5,711)	$(32,058)	$(28,630)
Net realized gain (loss)	143,725	110,715	60,169	32,331	(117,777)	(177,935)
Change in net unrealized appreciation (depreciation) on investments	178,492	(112,500)	61,675	(51,175)	477,537	(59,144)

Increase (decrease) in net assets resulting from operations	314,272	(29,279)	118,643	(24,555)	327,702	(265,709)

CONTRACT TRANSACTIONS:
Purchase payments received	6,491	9,484	16,600	12,502	12,749	19,355
Transfers for contract benefits and terminations	(197,946)	(163,009)	(143,285)	(93,287)	(331,124)	(364,028)
Net transfers	(76,732)	(57,393)	(24,440)	3,331	(35,373)	(17,645)
Contract maintenance charges	(330)		(276)		(249)

Decrease in net assets resulting from contract transactions	(268,517)	(210,918)	(151,401)	(77,454)	(353,997)	(362,318)

Total increase (decrease) in net assets	45,755	(240,197)	(32,758)	(102,009)	(26,295)	(628,027)

NET ASSETS:
Beginning of period	1,965,819	2,206,016	1,420,067	1,522,076	2,323,253	2,951,280

End of period	$2,011,574	$1,965,819	$1,387,309	$1,420,067	$2,296,958	$2,323,253

CHANGES IN UNITS OUTSTANDING:
Units issued	270	523	400	411	873	2,063
Units redeemed	(4,717)	(4,271)	(2,552)	(1,595)	(8,026)	(9,777)

Net decrease	(4,447)	(3,748)	(2,152)	(1,184)	(7,153)	(7,714)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	ALGER SMALL CAP GROWTH PORTFOLIO		AMERICAN CENTURY INVESTMENTS VP INFLATION PROTECTION FUND	COLUMBIA VARIABLE PORTFOLIO - SELECT SMALLER-CAP VALUE FUND
	2012	2011	2012	2012	2011
			(1)		(2)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(3,550)	$(3,886)	$128	$(10,313)	$(8,755)
Net realized gain (loss)	59,644	30,641		(5,011)	(9,863)
Change in net unrealized appreciation (depreciation) on investments	(30,424)	(39,725)	(114)	120,412	(97,592)

Increase (decrease) in net assets resulting from operations	25,670	(12,970)	14	105,088	(116,210)

CONTRACT TRANSACTIONS:
Purchase payments received	5,522	1,015	(1)	839	11,843
Transfers for contract benefits and terminations	(28,507)	(39,654)		(82,857)	(55,741)
Net transfers	35,374	(41,967)	26,231	41,943	854,024
Contract maintenance charges	(36)			(77)

Increase (decrease) in net assets resulting from contract transactions	12,353	(80,606)	26,230	(40,152)	810,126

Total increase (decrease) in net assets	38,023	(93,576)	26,244	64,936	693,916

NET ASSETS:
Beginning of period	219,738	313,314	0	693,916	0

End of period	$257,761	$219,738	$26,244	$758,852	$693,916

CHANGES IN UNITS OUTSTANDING:
Units issued	651	453	2,468	6,421	91,805
Units redeemed	(446)	(1,778)		(11,059)	(11,732)

Net increase (decrease)	205	(1,325)	2,468	(4,638)	80,073

(1)	For the period October 31, 2012 to December 31, 2012.
(2)	For the period March 14, 2011 to December 31, 2011.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	COLUMBIA VARIABLE PORTFOLIO - SELIGMAN GLOBAL TECHNOLOGY FUND CLASS 1		COLUMBIA VARIABLE PORTFOLIO - SELIGMAN GLOBAL TECHNOLOGY FUND CLASS 2		DELAWARE VIP EMERGING MARKETS SERIES	DELAWARE VIP REIT SERIES

	2012	2011	2012	2011	2012	2012
		(1)			(2)	(2)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment loss	$(55,378)	$(47,212)	$(298)	$(502)	$(4)	$(6)
Net realized gain (loss)	10,211	(14,090)	1,486	217
Change in net unrealized appreciation (depreciation) on investments	263,351	(266,425)	884	(3,709)	317	750

Increase (decrease) in net assets resulting from operations	218,184	(327,727)	2,072	(3,994)	313	744

CONTRACT TRANSACTIONS:
Purchase payments received	4,031	12,069	(1)
Transfers for contract benefits and terminations	(307,196)	(298,427)	(2,129)	(147)
Net transfers	(139,121)	4,437,058	(9,114)	(849)	4,328	20,881
Contract maintenance charges	(948)		(4)

Increase (decrease) in net assets resulting from contract transactions	(443,234)	4,150,700	(11,248)	(996)	4,328	20,881

Total increase (decrease) in net assets	(225,050)	3,822,973	(9,176)	(4,990)	4,641	21,625

NET ASSETS:
Beginning of period	3,822,973	0	28,765	33,755	0	0

End of period	$3,597,923	$3,822,973	$19,589	$28,765	$4,641	$21,625

CHANGES IN UNITS OUTSTANDING:
Units issued	7,437	462,425		742	415	1,849
Units redeemed	(52,962)	(48,650)	(497)	(864)

Net increase (decrease)	(45,525)	413,775	(497)	(122)	415	1,849

(1)	For the period March 14, 2011 to December 31, 2011.
(2)	For the period October 31, 2012 to December 31, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	DELAWARE VIP SMALL CAP VALUE SERIES	DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC		DREYFUS VIF APPRECIATION PORTFOLIO - INITIAL SHARES
	2012	2012	2011	2012	2011
	(1)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(2)	$(2,214)	$(1,751)	$8,431	$1,753
Net realized gain		7,463	9,360	10,626	13,145
Change in net unrealized appreciation on investments	293	30,184	(9,566)	11,395	15,498

Increase (decrease) in net assets resulting from operations	291	35,433	(1,957)	30,452	30,396

CONTRACT TRANSACTIONS:
Purchase payments received				102	(1)
Transfers for contract benefits and terminations		(21,102)	(38,270)	(21,299)	(46,129)
Net transfers	6,429	4,541	(6,094)	7,196	(47,117)
Contract maintenance charges		(72)		(61)

Increase (decrease) in net assets resulting from contract transactions	6,429	(16,633)	(44,364)	(14,062)	(93,247)

Total increase (decrease) in net assets	6,720	18,800	(46,321)	16,390	(62,851)

NET ASSETS:
Beginning of period	0	337,620	383,941	345,943	408,794

End of period	$6,720	$356,420	$337,620	$362,333	$345,943

CHANGES IN UNITS OUTSTANDING:
Units issued	606	303	44	1,070	530
Units redeemed		(794)	(1,505)	(1,380)	(2,623)

Net increase (decrease)	606	(491)	(1,461)	(310)	(2,093)

(1)	For the period November 28, 2012 to December 31, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	DREYFUS VIF APPRECIATION PORTFOLIO - SERVICE SHARES	DREYFUS VIF GROWTH AND INCOME PORTFOLIO		DWS CAPITAL GROWTH VIP	DWS DREMAN SMALL MID CAP VALUE VIP	DWS LARGE CAP VALUE VIP
	2012	2012	2011	2012	2012	2012
	(1)			(1)	(2)	(1)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$67	$159	$(523)	$(2)	$(3)	$(2)
Net realized gain (loss)		2,311	889	(1)		1
Change in net unrealized appreciation (depreciation) on investments	(207)	52,929	(15,196)	(64)	110	22

Increase (decrease) in net assets resulting from operations	(140)	55,399	(14,830)	(67)	107	21

CONTRACT TRANSACTIONS:
Purchase payments received	1	8,069	3,353	1	1
Transfers for contract benefits and terminations	(130)	(25,357)	(33,325)	(119)		(130)
Net transfers	13,571	(15)	2,756	12,527	3,091	13,571
Contract maintenance charges		(78)

Increase (decrease) in net assets resulting from contract transactions	13,442	(17,381)	(27,216)	12,409	3,092	13,441

Total increase (decrease) in net assets	13,302	38,018	(42,046)	12,342	3,199	13,462

NET ASSETS:
Beginning of period	0	340,409	382,455	0	0	0

End of period	$13,302	$378,427	$340,409	$12,342	$3,199	$13,462

CHANGES IN UNITS OUTSTANDING:
Units issued	1,232	257	228	1,104	291	1,261
Units redeemed	(12)	(787)	(1,128)	(11)		(12)

Net increase (decrease)	1,220	(530)	(900)	1,093	291	1,249

(1)	For the period December 12, 2012 to December 31, 2012.
(2)	For the period October 31, 2012 to December 31, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	FIDELITY VIP ASSET MANAGER PORTFOLIO		FIDELITY VIP CONTRAFUND PORTFOLIO		FIDELITY VIP GROWTH OPPORTUNITIES PORTFOLIO
	2012	2011	2012	2011	2012	2011

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$2,908	$10,205	$(203)	$(5,833)	$(792)	$(540)
Net realized gain	21,229	19,374	14,336	12,080	2,728	5,285
Change in net unrealized appreciation (depreciation) on investments	154,587	(94,905)	170,439	(52,002)	3,234	(3,835)

Increase (decrease) in net assets resulting from operations	178,724	(65,326)	184,572	(45,755)	5,170	910

CONTRACT TRANSACTIONS:
Purchase payments received	2,225	6,126	3,944	1,854		1
Transfers for contract benefits and terminations	(134,423)	(188,169)	(134,842)	(257,004)	(9,122)	(11,004)
Net transfers	(23,529)	(255)	21,142	10,838	88,772	(14,605)
Contract maintenance charges	(253)		(360)		(10)

Increase (decrease) in net assets resulting from contract transactions	(155,980)	(182,298)	(110,116)	(244,312)	79,640	(25,608)

Total increase (decrease) in net assets	22,744	(247,624)	74,456	(290,067)	84,810	(24,698)

NET ASSETS:
Beginning of period	1,686,864	1,934,488	1,251,652	1,541,719	35,980	60,678

End of period	$1,709,608	$1,686,864	$1,326,108	$1,251,652	$120,790	$35,980

CHANGES IN UNITS OUTSTANDING:
Units issued	123	196	940	1,051	5,575	898
Units redeemed	(4,238)	(5,026)	(3,327)	(6,717)	(2,113)	(2,231)

Net increase (decrease)	(4,115)	(4,830)	(2,387)	(5,666)	3,462	(1,333)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	FIDELITY VIP GROWTH PORTFOLIO		FIDELITY VIP HIGH INCOME PORTFOLIO		FIDELITY VIP INDEX 500 PORTFOLIO
	2012	2011	2012	2011	2012	2011

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(18,063)	$(23,242)	$34,740	$43,422	$8,041	$5,770
Net realized gain (loss)	75,375	57,664	(3,858)	(4,077)	48,832	72,143
Change in net unrealized appreciation (depreciation) on investments	221,785	(56,666)	65,132	(18,331)	113,068	(61,370)

Increase (decrease) in net assets resulting from operations	279,097	(22,244)	96,014	21,014	169,941	16,543

CONTRACT TRANSACTIONS:
Purchase payments received	14,088	18,922	2,894	40	5,190	11,211
Transfers for contract benefits and terminations	(221,495)	(151,804)	(63,149)	(54,736)	(174,966)	(191,704)
Net transfers	(6,661)	(10,329)	13,914	(2,290)	3,303	(112,307)
Contract maintenance charges	(329)		(106)		(146)

Decrease in net assets resulting from contract transactions	(214,397)	(143,211)	(46,447)	(56,986)	(166,619)	(292,800)

Total increase (decrease) in net assets	64,700	(165,455)	49,567	(35,972)	3,322	(276,257)

NET ASSETS:
Beginning of period	2,155,165	2,320,620	787,589	823,561	1,233,431	1,509,688

End of period	$2,219,865	$2,155,165	$837,156	$787,589	$1,236,753	$1,233,431

CHANGES IN UNITS OUTSTANDING:
Units issued	689	915	1,048	2	300	171
Units redeemed	(3,982)	(3,276)	(2,036)	(1,277)	(1,221)	(1,909)

Net decrease	(3,293)	(2,361)	(988)	(1,275)	(921)	(1,738)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO		FIDELITY VIP MONEY MARKET PORTFOLIO		FIDELITY VIP OVERSEAS PORTFOLIO
	2012	2011	2012	2011	2012	2011

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$7,041	$14,204	$(16,140)	$(20,193)	$2,369	$(88)
Net realized gain (loss)	23,048	23,493			(24)	1,402
Change in net unrealized appreciation (depreciation) on investments	3,865	6,748			70,362	(90,013)

Increase (decrease) in net assets resulting from operations	33,954	44,445	(16,140)	(20,193)	72,707	(88,699)

CONTRACT TRANSACTIONS:
Purchase payments received	2,544	2,940	6,057	11,278		1
Transfers for contract benefits and terminations	(54,142)	(105,467)	(551,675)	(638,358)	(31,653)	(32,948)
Net transfers	(18,529)	8,500	15,797	639,266	(432)	(2,206)
Contract maintenance charges	(170)		(290)		(86)

Increase (decrease) in net assets resulting from contract transactions	(70,297)	(94,027)	(530,111)	12,186	(32,171)	(35,153)

Total increase (decrease) in net assets	(36,343)	(49,582)	(546,251)	(8,007)	40,536	(123,852)

NET ASSETS:
Beginning of period	778,576	828,158	1,620,576	1,628,583	391,635	515,487

End of period	$742,233	$778,576	$1,074,325	$1,620,576	$432,171	$391,635

CHANGES IN UNITS OUTSTANDING:
Units issued	682	1,688	9,226	54,163	16	39
Units redeemed	(2,942)	(4,906)	(43,052)	(53,836)	(1,175)	(1,244)

Net increase (decrease)	(2,260)	(3,218)	(33,826)	327	(1,159)	(1,205)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	GOLDMAN SACHS VIT LARGE CAP VALUE FUND		GOLDMAN SACHS VIT STRATEGIC GROWTH FUND		GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND
	2012	2011	2012	2011	2012	2011

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(63)	$(385)	$(485)	$(744)	$87	$467
Net realized gain (loss)	2,062	(5,440)	7,177	3,396	1,189	(1,022)
Change in net unrealized appreciation (depreciation) on investments	27,981	(10,897)	6,305	(5,458)	6,003	2,044

Increase (decrease) in net assets resulting from operations	29,980	(16,722)	12,997	(2,806)	7,279	1,489

CONTRACT TRANSACTIONS:
Purchase payments received	1,190	2,362	440	1,613	2,416	3,585
Transfers for contract benefits and terminations	(30,313)	(11,475)	(7,988)	(7,364)	(16,187)	(13,807)
Net transfers	62,696	2,622	12,031	(12,905)	(36,810)	34,922
Contract maintenance charges	(38)		(7)		(15)

Increase (decrease) in net assets resulting from contract transactions	33,535	(6,491)	4,476	(18,656)	(50,596)	24,700

Total increase (decrease) in net assets	63,515	(23,213)	17,473	(21,462)	(43,317)	26,189

NET ASSETS:

Beginning of period	175,964	199,177	73,351	94,813	77,678	51,489

End of period	$239,479	$175,964	$90,824	$73,351	$34,361	$77,678

CHANGES IN UNITS OUTSTANDING:
Units issued	5,300	2,766	3,599	144	195	3,362
Units redeemed	(2,716)	(3,392)	(3,281)	(1,752)	(4,276)	(1,229)

Net increase (decrease)	2,584	(626)	318	(1,608)	(4,081)	2,133

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	GREAT-WEST AGGRESSIVE PROFILE I FUND	GREAT-WEST BOND INDEX FUND	GREAT-WEST CONSERVATIVE PROFILE I FUND	GREAT-WEST LOOMIS SAYLES BOND FUND	GREAT-WEST MODERATE PROFILE I FUND	GREAT-WEST MODERATELY CONSERVATIVE PROFILE I FUND
	2012	2012	2012	2012	2012	2012
	(1)	(2)	(3)	(4)	(5)	(6)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income	$114	$1,337	$	$162	$1,088	$1,420
Net realized gain	102	792		35	3,442	1,163
Change in net unrealized appreciation (depreciation) on investments	279	(662)		(43)	(2,669)	(481)

Increase in net assets resulting from operations	495	1,467	0	154	1,861	2,102

CONTRACT TRANSACTIONS:
Purchase payments received	(1)	(2)			42,484	129,229
Transfers for contract benefits and terminations						(7,000)
Net transfers	15,825	101,998	10	20,564	32,714
Contract maintenance charges

Increase in net assets resulting from contract transactions	15,824	101,996	10	20,564	75,198	122,229

Total increase in net assets	16,319	103,463	10	20,718	77,059	124,331

NET ASSETS:
Beginning of period	0	0	0	0	0	0

End of period	$16,319	$103,463	$10	$20,718	$77,059	$124,331

CHANGES IN UNITS OUTSTANDING:
Units issued	1,426	9,968	1	1,810	6,948	12,000
Units redeemed						(645)

Net increase	1,426	9,968	1	1,810	6,948	11,355

(1)	For the period November 26, 2012 to December 31, 2012.
(2)	For the period July 3, 2012 to December 31, 2012.
(3)	For the period November 27, 2012 to December 31, 2012.
(4)	For the period October 31, 2012 to December 31, 2012.
(5)	For the period June 26, 2012 to December 31, 2012.
(6)	For the period November 1, 2012 to December 31, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	GREAT-WEST MONEY MARKET FUND	GREAT-WEST PUTNAM HIGH YIELD BOND FUND	GREAT-WEST S&P 500® INDEX FUND	GREAT-WEST S&P MIDCAP 400® INDEX FUND	GREAT-WEST S&P SMALLCAP 600® INDEX FUND	GREAT-WEST SECURE FOUNDATION BALANCED FUND
	2012	2012	2012	2012	2012	2012
	(1)	(2)	(3)	(3)	(3)	(4)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(429)	$19	$568	$188	$155	$(2)
Net realized gain			379	39	129	324
Change in net unrealized appreciation (depreciation) on investments		(18)	782	728	166	1

Increase (decrease) in net assets resulting from operations	(429)	1	1,729	955	450	323

CONTRACT TRANSACTIONS:
Purchase payments received	3,004,043		(1)	(1)		(1)
Transfers for contract benefits and terminations			(130)
Net transfers	(641,976)	3,596	64,084	15,266	15,517	(240)
Contract maintenance charges

Increase (decrease) in net assets resulting from contract transactions	2,362,067	3,596	63,953	15,265	15,517	(241)

Total increase in net assets	2,361,638	3,597	65,682	16,220	15,967	82

NET ASSETS:
Beginning of period	0	0	0	0	0	0

End of period	$2,361,638	$3,597	$65,682	$16,220	$15,967	$82

CHANGES IN UNITS OUTSTANDING:
Units issued	301,095	316	7,561	2,111	2,096	1,795
Units redeemed	(64,328)		(1,743)	(697)	(692)	(1,788)

Net increase	236,767	316	5,818	1,414	1,404	7

(1)	For the period June 21, 2012 to December 31, 2012.
(2)	For the period December 31, 2012 to December 31, 2012.
(3)	For the period July 5, 2012 to December 31, 2012.
(4)	For the period January 12, 2012 to December 31, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	GREAT-WEST SHORT DURATION BOND FUND	GREAT-WEST STOCK INDEX FUND	GREAT-WEST TEMPLETON GLOBAL BOND FUND	INVESCO V.I. CORE EQUITY FUND	INVESCO VAN KAMPEN V.I. GROWTH & INCOME FUND	JANUS ASPEN BALANCED PORTFOLIO
	2012	2012	2012	2012	2012	2012
	(1)	(2)	(3)	(4)	(3)	(5)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$644	$125	$89	$(5)	$(7)	$5,660
Net realized gain	570	275	26	1	1	1
Change in net unrealized appreciation (depreciation) on investments	(508)	(395)	(33)	267	154	2,262

Increase in net assets resulting from operations	706	5	82	263	148	7,923

CONTRACT TRANSACTIONS:
Purchase payments received		1		1		465,224
Transfers for contract benefits and terminations		(120)		(130)	(121)
Net transfers	73,624	12,539	6,687	26,428	25,901	38,891
Contract maintenance charges

Increase in net assets resulting from contract transactions	73,624	12,420	6,687	26,299	25,780	504,115

Total increase in net assets	74,330	12,425	6,769	26,562	25,928	512,038

NET ASSETS:
Beginning of period	0	0	0	0	0	0

End of period	$74,330	$12,425	$6,769	$26,562	$25,928	$512,038

CHANGES IN UNITS OUTSTANDING:
Units issued	7,119	1,109	595	2,414	2,338	45,747
Units redeemed		(11)		(12)	(11)

Net increase	7,119	1,098	595	2,402	2,327	45,747

(1)	For the period July 5, 2012 to December 31, 2012.
(2)	For the period March 9, 2012 to December 31, 2012.
(3)	For the period October 31, 2012 to December 31, 2012.
(4)	For the period November 28, 2012 to December 31, 2012.
(5)	For the period September 11, 2012 to December 31, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	JANUS ASPEN FLEXIBLE BOND PORTFOLIO		JANUS ASPEN OVERSEAS PORTFOLIO		NVIT DEVELOPING MARKETS FUND
	2012	2011	2012	2011	2012	2011

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$1,034	$2,444	$(2,314)	$(4,717)	$(7,876)	$(8,306)
Net realized gain (loss)	1,427	2,979	23,460	(2,214)	(68,251)	(43,279)
Change in net unrealized appreciation (depreciation) on investments	804	(2,958)	12,054	(196,567)	163,806	(139,790)

Increase (decrease) in net assets resulting from operations	3,265	2,465	33,200	(203,498)	87,679	(191,375)

CONTRACT TRANSACTIONS:
Purchase payments received	1	1	1,939	1,938	2,033	2,202
Transfers for contract benefits and terminations	(2,607)	(9,433)	(16,185)	(94,924)	(65,657)	(74,478)
Net transfers	9,535	(27,514)	(13,113)	(89,285)	(9,330)	(28,255)
Contract maintenance charges	(52)		(53)		(41)

Increase (decrease) in net assets resulting from contract transactions	6,877	(36,946)	(27,412)	(182,271)	(72,995)	(100,531)

Total increase (decrease) in net assets	10,142	(34,481)	5,788	(385,769)	14,684	(291,906)
NET ASSETS:
Beginning of period	43,921	78,402	311,298	697,067	595,398	887,304

End of period	$54,063	$43,921	$317,086	$311,298	$610,082	$595,398

CHANGES IN UNITS OUTSTANDING:
Units issued	2,366	924	1,920	680	4,205	1,289
Units redeemed	(1,403)	(2,765)	(3,363)	(8,717)	(7,421)	(5,357)

Net increase (decrease)	963	(1,841)	(1,443)	(8,037)	(3,216)	(4,068)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	PIMCO VIT TOTAL RETURN PORTFOLIO	PROFUND VP BASIC MATERIALS		PROFUND VP BEAR
	2012	2012	2011	2012	2011
	(1)	(2)		(3)	(4)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$57	$(1)	$(9)	$(13,106)	$(12,214)
Net realized gain (loss)	480	(34)	(7)	62,200	(426,717)
Change in net unrealized appreciation (depreciation) on investments	(418)	102	(109)	(5,045)

Increase (decrease) in net assets resulting from operations	119	67	(125)	44,049	(438,931)

CONTRACT TRANSACTIONS:
Purchase payments received	1				(2)
Transfers for contract benefits and terminations		(630)	(44)
Net transfers	39,850			(44,049)	438,933
Contract maintenance charges

Increase (decrease) in net assets resulting from contract transactions	39,851	(630)	(44)	(44,049)	438,931

Total increase (decrease) in net assets	39,970	(563)	(169)	0	0

NET ASSETS:
Beginning of period	0	563	732	0	0

End of period	$39,970	$0	$563	$0	$0

CHANGES IN UNITS OUTSTANDING:
Units issued	3,675			9,189,709	7,184,786
Units redeemed		(13)	(1)	(9,189,709)	(7,184,786)

Net increase (decrease)	3,675	(13)	(1)	0	0

(1)	For the period October 31, 2012 to December 31, 2012.
(2)	For the period January 1, 2012 to February 21, 2012.
(3)	For the period January 3, 2012 to December 4, 2012.
(4)	For the period January 5, 2011 to December 30, 2011.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	PROFUND VP FINANCIALS		PROFUND VP HEALTHCARE		PROFUND VP INDUSTRIALS
	2012	2011	2012	2011	2012	2011
	(1)		(1)		(1)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment loss	$(1)	$(9)	$(2)	$(18)	$(3)	$(16)
Net realized gain (loss)	(23)	(10)	205	1	112	(6)
Change in net unrealized appreciation (depreciation) on investments	93	(92)	(124)	130	29	(27)

Increase (decrease) in net assets resulting from operations	69	(111)	79	113	138	(49)

CONTRACT TRANSACTIONS:
Purchase payments received	1		(1)	1
Transfers for contract benefits and terminations	(639)	(43)	(1,528)	(108)	(1,438)	(99)
Net transfers
Contract maintenance charges

Decrease in net assets resulting from contract transactions	(638)	(43)	(1,529)	(107)	(1,438)	(99)

Total increase (decrease) in net assets	(569)	(154)	(1,450)	6	(1,300)	(148)

NET ASSETS:
Beginning of period	569	723	1,450	1,444	1,300	1,448

End of period	$0	$569	$0	$1,450	$0	$1,300

CHANGES IN UNITS OUTSTANDING:
Units issued
Units redeemed	(36)	(3)	(53)	(4)	(37)	(3)

Net decrease	(36)	(3)	(53)	(4)	(37)	(3)

(1)	For the period January 1, 2012 to February 21, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	PROFUND VP MONEY MARKET		PROFUND VP OIL & GAS		PROFUND VP PHARMACEUTICALS
	2012	2011	2012	2011	2012	2011
			(1)		(1)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(849,612)	$(800,511)	$(2)	$(20)	$(3)	$13
Net realized gain			155	1	176	6
Change in net unrealized appreciation on investments			(45)	27	(178)	181

Increase (decrease) in net assets resulting from operations	(849,612)	(800,511)	108	8	(5)	200

CONTRACT TRANSACTIONS:
Purchase payments received		1	(1)	1		1
Transfers for contract benefits and terminations			(1,478)	(106)	(1,529)	(114)
Net transfers	18,760,860	5,602,960
Contract maintenance charges

Increase (decrease) in net assets resulting from contract transactions	18,760,860	5,602,961	(1,479)	(105)	(1,529)	(113)

Total increase (decrease) in net assets	17,911,248	4,802,450	(1,371)	(97)	(1,534)	87

NET ASSETS:
Beginning of period	51,303,043	46,500,593	1,371	1,468	1,534	1,447

End of period	$69,214,291	$51,303,043	$0	$1,371	$0	$1,534

CHANGES IN UNITS OUTSTANDING:
Units issued	1,071,398,330	1,376,600,076
Units redeemed	(1,051,795,158)	(1,370,953,379)	(24)	(2)	(58)	(5)

Net increase (decrease)	19,603,172	5,646,697	(24)	(2)	(58)	(5)

(1)	For the period January 1, 2012 to February 21, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	PROFUND VP PRECIOUS METALS		PROFUND VP REAL ESTATE		PROFUND VP RISING RATES OPPORTUNITY PORTFOLIO
	2012	2011	2012	2011	2011
	(1)		(2)		(3)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment loss	$(2)	$(20)	$(1,207)	$(22)	$(153)
Net realized gain (loss)	(185)	8	64,706	(3)	(7,321)
Change in net unrealized appreciation (depreciation) on investments	249	(285)	(55)	64	23,929

Increase (decrease) in net assets resulting from operations	62	(297)	63,444	39	16,455

CONTRACT TRANSACTIONS:
Purchase payments received		1
Transfers for contract benefits and terminations	(1,158)	(93)	(1,497)	(103)
Net transfers			(63,340)		(1,345,044)
Contract maintenance charges

Decrease in net assets resulting from contract transactions	(1,158)	(92)	(64,837)	(103)	(1,345,044)

Total decrease in net assets	(1,096)	(389)	(1,393)	(64)	(1,328,589)

NET ASSETS:
Beginning of period	1,096	1,485	1,393	1,457	1,328,589

End of period	$0	$1,096	$0	$1,393	$0

CHANGES IN UNITS OUTSTANDING:
Units issued			525,273
Units redeemed	(20)	(2)	(525,299)	(2)	(109,036)

Net decrease	(20)	(2)	(26)	(2)	(109,036)

(1)	For the period January 1, 2012 to February 21, 2012.
(2)	For the period January 1, 2012 to December 4, 2012.
(3)	For the period January 1, 2011 to August 23, 2011.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	PROFUND VP SHORT NASDAQ-100		PROFUND VP SHORT SMALL-CAP		PROFUND VP U.S. GOVERNMENT PLUS
	2012	2011	2012	2011	2012	2011
	(1)	(2)	(1)	(2)	(3)	(4)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment loss	$(7,693)	$(11,358)	$(4,387)	$(11,568)	$(2,357)	$(636)
Net realized gain (loss)	(134,018)	(667,466)	54,362	(237,304)	190,001	(64,290)
Change in net unrealized appreciation on investments	(3,158)		(6,958)

Increase (decrease) in net assets resulting from operations	(144,869)	(678,824)	43,017	(248,872)	187,644	(64,926)

CONTRACT TRANSACTIONS:
Purchase payments received	(1)				(1)	(1)
Transfers for contract benefits and terminations
Net transfers	144,870	678,824	(43,017)	248,872	(187,643)	64,927
Contract maintenance charges

Increase (decrease) in net assets resulting from contract transactions	144,869	678,824	(43,017)	248,872	(187,644)	64,926

Total change in net assets	0	0	0	0	0	0

NET ASSETS:
Beginning of period	0	0	0	0	0	0

End of period	$0	$0	$0	$0	$0	$0

CHANGES IN UNITS OUTSTANDING:
Units issued	10,851,607	13,700,672	7,631,070	15,789,408	1,007,074	169,532
Units redeemed	(10,851,607)	(13,700,672)	(7,631,070)	(15,789,408)	(1,007,074)	(169,532)

Net change	0	0	0	0	0	0

(1)	For the period January 3, 2012 to December 4, 2012.
(2)	For the period January 5, 2011 to December 30, 2011.
(3)	For the period January 24, 2012 to December 4, 2012.
(4)	For the period January 31, 2011 to July 5, 2011.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	PROFUND VP ULTRABULL		PROFUND VP ULTRAMID-CAP		PROFUND VP ULTRANASDAQ-100
	2012	2011	2012	2011	2012	2011

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment loss	$(44,439)	$(57,803)	$(5,528)	$(6,268)	$(25,217)	$(34,275)
Net realized gain	2,721,034	1,812,980	434,062	253,858	969,966	322,483
Change in net unrealized appreciation on investments	13,519	4	(13)	26	28,227	25

Increase in net assets resulting from operations	2,690,114	1,755,181	428,521	247,616	972,976	288,233

CONTRACT TRANSACTIONS:
Purchase payments received	(1)	(1)	(1)		(1)	(1)
Transfers for contract benefits and terminations			(1,418)	(86)	(1,662)	(102)
Net transfers	(11,311,679)	4,251,190	(428,224)	(2,240,716)	(5,596,404)	(6,251,193)
Contract maintenance charges

Increase (decrease) in net assets resulting from contract transactions	(11,311,680)	4,251,189	(429,643)	(2,240,802)	(5,598,067)	(6,251,296)

Total increase (decrease) in net assets	(8,621,566)	6,006,370	(1,122)	(1,993,186)	(4,625,091)	(5,963,063)

NET ASSETS:
Beginning of period	9,327,842	3,321,472	1,131	1,994,317	5,331,376	11,294,439

End of period	$706,276	$9,327,842	$9	$1,131	$706,285	$5,331,376

CHANGES IN UNITS OUTSTANDING:
Units issued	25,558,147	38,270,657	5,265,836	6,695,254	52,665,810	95,437,616
Units redeemed	(26,121,796)	(37,871,600)	(5,265,944)	(6,856,194)	(53,941,271)	(96,944,953)

Net increase (decrease)	(563,649)	399,057	(108)	(160,940)	(1,275,461)	(1,507,337)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	PROFUND VP ULTRASMALL-CAP		PUTNAM VT VOYAGER FUND	SELIGMAN COMMUNICATIONS & INFORMATION PORTFOLIO	SELIGMAN SMALLER-CAP VALUE PORTFOLIO	T. ROWE PRICE VIP HEALTH SCIENCES PORTFOLIO
	2012	2011	2012	2011	2011	2012
			(1)	(2)	(2)	(3)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment loss	$(10,405)	$(9,673)	$(2)	$(12,480)	$(2,459)	$(3)
Net realized gain (loss)	572,482	87,427		2,389,775	(110,181)	237
Change in net unrealized appreciation on investments	5	4	146	(2,275,955)	143,980	28

Increase in net assets resulting from operations	562,082	77,758	144	101,340	31,340	262

CONTRACT TRANSACTIONS:
Purchase payments received			1	1,185	360	1
Transfers for contract benefits and terminations			(120)	(67,426)	(8,356)
Net transfers	(1,228,434)	(1,404,280)	12,527	(4,510,401)	(916,810)	12,857
Contract maintenance charges

Increase (decrease) in net assets resulting from contract transactions	(1,228,434)	(1,404,280)	12,408	(4,576,642)	(924,806)	12,858

Total increase (decrease) in net assets	(666,352)	(1,326,522)	12,552	(4,475,302)	(893,466)	13,120

NET ASSETS:
Beginning of period	666,361	1,992,883	0	4,475,302	893,466	0

End of period	$9	$666,361	$12,552	$0	$0	$13,120

CHANGES IN UNITS OUTSTANDING:
Units issued	5,019,425	5,250,050	1,163	1,611	24	1,043
Units redeemed	(5,052,079)	(5,295,561)	(11)	(95,037)	(41,054)

Net increase (decrease)	(32,654)	(45,511)	1,152	(93,426)	(41,030)	1,043

(1)	For the period December 12, 2012 to December 31, 2012.
(2)	For the period January 1, 2011 to March 15, 2011.
(3)	For the period November 28, 2012 to December 31, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	VAN ECK VIP EMERGING MARKETS FUND		VAN ECK VIP GLOBAL HARD ASSETS FUND CLASS I		VAN ECK VIP GLOBAL HARD ASSETS FUND CLASS S
	2012	2011	2012	2011	2012
					(1)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment loss	$(5,361)	$(836)	$(3,567)	$(305)	$(4)
Net realized gain (loss)	(10,689)	(35,199)	24,739	32,004
Change in net unrealized appreciation (depreciation) on investments	102,316	(109,200)	(6,283)	(165,620)	206

Increase (decrease) in net assets resulting from operations	86,266	(145,235)	14,889	(133,921)	202

CONTRACT TRANSACTIONS:
Purchase payments received	(2)	1	300	300	1
Transfers for contract benefits and terminations	(54,359)	(27,395)	(53,260)	(37,139)
Net transfers	89,770	(221,818)	(222,450)	(194,309)	9,361
Contract maintenance charges	(48)		(17)

Increase (decrease) in net assets resulting from contract transactions	35,361	(249,212)	(275,427)	(231,148)	9,362

Total increase (decrease) in net assets	121,627	(394,447)	(260,538)	(365,069)	9,564

NET ASSETS:
Beginning of period	317,435	711,882	545,419	910,488	0

End of period	$439,062	$317,435	$284,881	$545,419	$9,564

CHANGES IN UNITS OUTSTANDING:
Units issued	3,360	1,706	407	2,107	969
Units redeemed	(2,225)	(10,663)	(6,046)	(6,364)

Net increase (decrease)	1,135	(8,957)	(5,639)	(4,257)	969

(1)	For the period October 31, 2012 to December 31, 2012.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	INVESTMENT DIVISIONS

	VAN ECK VIP MULTI MANAGER ALTERNATIVES FUND
	2012	2011

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment loss	$(54)	$(10)
Net realized gain	38	5
Change in net unrealized appreciation (depreciation) on investments	46	(73)

Increase (decrease) in net assets resulting from operations	30	(78)

CONTRACT TRANSACTIONS:
Purchase payments received	(2)
Transfers for contract benefits and terminations	(1,323)	(101)
Net transfers	(5)
Contract maintenance charges

Decrease in net assets resulting from contract transactions	(1,330)	(101)

Total decrease in net assets	(1,300)	(179)

NET ASSETS:
Beginning of period	1,892	2,071

End of period	$592	$1,892

CHANGES IN UNITS OUTSTANDING:
Units issued	1,696
Units redeemed	(1,824)	(10)

Net decrease	(128)	(10)

The accompanying notes are an integral part of these financial statements.	(Concluded)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Variable Annuity-2 Series Account (the Series Account), formerly, Varifund Variable Annuity Account, a separate account of Great-West Life & Annuity Insurance Company (the company) is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with regulations of the Colorado Division of Insurance. The Series was established to receive and invest premium payments under certain variable annuity policies issued by the Company. The Series Account consists of numerous investment divisions (Investment Divisions), each being treated as an individual accounting entity for financial reporting purposes, and each investing all of its investible assets in the named underlying mutual fund. There are currently no participants receiving an annuity payout.

Under applicable insurance law, the assets and liabilities of each of the Investment Divisions of the Series Account are clearly identified and distinguished from the Company’s assets and liabilities. The portion of the Series Account’s assets applicable to the reserves and other contract liabilities with respect to the Series Account is not chargeable with liabilities arising out of any other business the Company may conduct.

The preparation of financial statements and financial highlights of each of the Investment Divisions in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and financial highlights and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Security Valuation

Mutual fund investments held by the Investment Divisions are valued at the reported net asset values of such underlying mutual funds, which value their investment securities at fair value.

The Series Account classifies its valuations into three levels based upon the transparency of inputs to the valuation of the Series Account’s investments. The valuation levels are not necessarily an indication of the risk or liquidity associated with the underlying investment. The three levels are defined as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical securities in active markets.

Level 2 – Valuations based on either directly or indirectly observable inputs. These may include quoted prices for similar assets in active markets.

Level 3 – Valuations based on inputs that are unobservable and significant to the fair value measurement and may include prices obtained from single broker quotes. Unobservable inputs reflect the reporting entity’s own assumptions and would be based on the best information available under the circumstances.

As of December 31, 2012, the only investments of each of the Investment Divisions of the Series Account were in underlying registered investment companies that are actively traded, therefore 100% of the investments are valued using Level 1 inputs. The Series Account recognizes transfers between the levels as of the beginning of the quarter in which the transfer occurred. There were no transfers between Levels 1 and 2 during the year.

Risk Factors

Investing in the Series Account may involve certain risks including, but not limited to, those described below.

Unforeseen developments in market conditions may result in the decline of prices of, and the income generated by, the securities held by the Investment Divisions. These events may have adverse effects on the Investment Divisions such as a decline in the value and liquidity of many securities held by the Investment Divisions, and a decrease in net asset value.

The Investment Divisions investing in stocks may involve larger price fluctuation and greater potential for loss than other types of investments. This may cause the Investment Divisions to be subject to larger short-term declines in value.

The Investment Divisions may have elements of risk due to concentrated investments in foreign issuers located in a specific country. Such concentrations may subject the Investment Divisions to additional risks resulting from future political or economic conditions and/or possible impositions of adverse foreign governmental laws or currency exchange restrictions. Investments in securities of non-U.S. issuers have unique risks not present in securities of U.S. issuers, such as greater price volatility and less liquidity.

The Series Account may have Investment Divisions that primarily invest in bonds. Fixed income securities are subject to credit risk, which is the possibility that a security could have its credit rating downgraded or that the issuer of the security could fail to make timely payments or default on payments of interest or principal. Additionally, fixed income securities are subject to interest rate risk, meaning the decline in the price of debt securities that accompanies a rise in interest rates. Bonds with longer maturities are subject to greater price fluctuations than bonds with shorter maturities.

The Investment Divisions may be invested in bonds which are rated below investment grade. These high yield bonds may be more susceptible than higher grade bonds to real or perceived adverse economic or industry conditions. The secondary market, on which high yield bonds are traded, may also be less liquid than the market for higher grade bonds.

The Investment Divisions may invest in securities of governmental agencies. Investments in securities of governmental agencies may only be guaranteed by the respective agency’s limited authority to borrow from the U.S. Government and may not be guaranteed by the full faith and credit of the U.S. Government.

Security Transactions and Investment Income

Transactions are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost. Dividend income is recorded on the ex-dividend date and the amounts distributed to the Investment Division for its share of dividends are reinvested in additional full and fractional shares of the related mutual funds.

Federal Income Taxes

The operations of each of the Investment Divisions of the Series Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (IRC). The Company is included in the consolidated federal tax return of Great-West Lifeco U.S. Inc. Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of each of the Investment Divisions of the Series Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Series Account for federal income taxes. The Company will periodically review the status of the federal income tax policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

Purchase Payments Received

Purchase payments received from contract owners by the Company are credited as accumulation units, and are reported as Contract Transactions on the Statement of Changes in Net Assets of the applicable Investment Divisions.

Net Transfers

Net transfers include transfers between Investment Divisions of the Series Account as well as transfers between other investment options of the Company, not included in the Series Account.

Application of Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU No. 2011-04). ASU No. 2011-04 does not extend the use of the existing concept or guidance regarding fair value. It results in common fair value measurements and disclosures between accounting principles generally accepted in the United States and those of International Financial Reporting Standards. ASU No. 2011-04 expands disclosure requirements for Level 3 inputs to include a quantitative description of the unobservable inputs used, a description of the valuation process used and a qualitative description about the sensitivity of the fair value measurements. ASU No. 2011-04 is effective for interim or annual periods beginning on or after December 15, 2011. The Series Account adopted ASU No. 2011-04 for its fiscal year beginning January 1, 2012. The adoption of ASU No. 2011-04 did not have an impact on the Series Account’s financial position or the results of its operations.

2.	PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2012 were as follows:

Investment Division	Purchases	Sales
Alger Capital Appreciation Portfolio	$36,580	$312,198
Alger Large Cap Growth Portfolio	43,159	197,663
Alger Mid Cap Growth Portfolio	31,536	417,430
Alger Small Cap Growth Portfolio	92,188	28,105
American Century Investments VP Inflation Protection Fund	26,366	7
Columbia Variable Portfolio - Select Smaller-Cap Value Fund	63,422	113,824
Columbia Variable Portfolio - Seligman Global Technology Fund Class 1	73,373	564,443
Columbia Variable Portfolio - Seligman Global Technology Fund Class 2	38	11,545
Delaware VIP Emerging Markets Series	4,328	4
Delaware VIP REIT Series	20,881	5
Delaware VIP Small Cap Value Series	6,429	2
Dreyfus Socially Responsible Growth Fund, Inc.	12,753	31,572
Dreyfus VIF Appreciation Portfolio - Initial Shares	66,001	71,604
Dreyfus VIF Appreciation Portfolio - Service Shares	13,641	132
Dreyfus VIF Growth and Income Portfolio	13,507	30,697
DWS Capital Growth VIP	12,527	120
DWS Dreman Small Mid Cap Value VIP	3,091	2
DWS Large Cap Value VIP	13,571	132

Investment Division	Purchases	Sales
Fidelity VIP Asset Manager Portfolio	$42,126	$182,534
Fidelity VIP Contrafund Portfolio	59,852	170,069
Fidelity VIP Growth Opportunities Portfolio	126,278	47,412
Fidelity VIP Growth Portfolio	56,750	289,044
Fidelity VIP High Income Portfolio	89,898	101,536
Fidelity VIP Index 500 Portfolio	95,793	237,402
Fidelity VIP Investment Grade Bond Portfolio	59,345	101,909
Fidelity VIP Money Market Portfolio	108,658	654,890
Fidelity VIP Overseas Portfolio	9,877	38,245
Goldman Sachs VIT Large Cap Value Fund	70,250	31,995
Goldman Sachs VIT Strategic Growth Fund	47,642	43,642
Goldman Sachs VIT Structured U.S. Equity Fund	3,014	53,526
Great-West Aggressive Profile I Fund	16,044	3
Great-West Bond Index Fund	104,129	-
Great-West Conservative Profile I Fund	10	-
Great-West Loomis Sayles Bond Fund	20,766	4
Great-West Moderate Profile I Fund	79,754	24
Great-West Moderately Conservative Profile I Fund	131,804	7,048
Great-West Money Market Fund	3,003,992	642,272
Great-West Putnam High Yield Bond Fund	3,614	(1)
Great-West S&P 500® Index Fund	83,891	18,723
Great-West S&P Midcap 400® Index Fund	23,013	7,426
Great-West S&P Smallcap 600® Index Fund	23,389	7,174
Great-West SecureFoundation Balanced Fund	19,378	19,620
Great-West Short Duration Bond Fund	74,880	39
Great-West Stock Index Fund	12,941	121
Great-West Templeton Global Bond Fund	6,804	2
Invesco V.I. Core Equity Fund	26,428	133
Invesco Van Kampen V.I. Growth & Income Fund	25,901	127
Janus Aspen Balanced Portfolio	510,048	256
Janus Aspen Flexible Bond Portfolio	39,380	30,759
Janus Aspen Overseas Portfolio	81,973	75,935
NVIT Developing Markets Fund	92,550	173,374
Pimco VIT Total Return Portfolio	40,397	8
Profund VP Basic Materials	-	631
Profund VP Bear	140,861,766	140,918,998
Profund VP Financials	-	640
Profund VP Healthcare	-	1,531
Profund VP Industrials	-	1,441
Profund VP Money Market	1,024,625,060	1,006,709,276
Profund VP Oil & Gas	-	1,481
Profund VP Pharmaceuticals	-	1,532
Profund VP Precious Metals	-	1,161
Profund VP Real Estate	31,481,143	31,547,187
Profund VP Short NASDAQ-100	81,635,201	81,498,102
Profund VP Short Small-Cap	49,818,137	49,865,592
Profund VP U.S. Government Plus	61,612,307	61,802,308
Profund VP UltraBull	476,238,991	487,594,634
Profund VP UltraMid-Cap	66,617,000	67,051,849
Profund VP UltraNASDAQ-100	266,361,305	271,984,212
Profund VP UltraSmall-Cap	119,267,688	120,506,199
Putnam VT Voyager Fund	12,527	121

Investment Division	Purchases	Sales
T. Rowe Price VIP Health Sciences Portfolio	$13,094	$2
Van Eck VIP Emerging Markets Fund	91,865	61,818
Van Eck VIP Global Hard Assets Fund Class I	67,699	301,708
Van Eck Vip Global Hard Assets Fund Class S	9,361	3
Van Eck VIP MultiManager Alternatives Fund	17,578	18,961

3.	EXPENSES AND RELATED PARTY TRANSACTIONS

Contract Maintenance Charges

The Company deducts from each participant account in the Varifund Plus contract, an annual maintenance charge of $30, which is made directly to contract owner accounts through the redemption of units, for each contract. The maintenance charge, which is recorded as Contract maintenance changes in the accompanying Statement of Changes in Net Assets of the applicable Investment Divisions, is waived on certain contracts. In 2011, this charge was included with Transfers for contract benefits and terminations in the accompanying Statement of Changes in Net Assets of the applicable Investment Divisions.

Deductions for Premium Taxes

The Company may deduct from each participant’s account an amount to pay any premium tax levied by any governmental entity as a result of the existence of the policy owners’ accounts or of the Series Account. This charge is netted with Purchase payments received on the Statement of Changes in Net Assets of the applicable Investment Divisions.

Charges Incurred for Surrenders

The Company deducts from each participant’s account in the Varifund Plus contract, a maximum fee of 8% of an amount withdrawn that is deemed to be premium. This charge is recorded as Transfers for contract benefits and terminations on the Statement of Changes in Net Assets of the applicable Investment Divisions.

Transfer Fees

The Company charges $25 in the Varifund Plus contract for each transfer between Investment Divisions in excess of 12 transfers in any calendar year. This change is recorded as Transfers for contract benefits and terminations on the Statement of Changes in Net Assets of the applicable Investment Divisions.

Deductions for Assumption of Mortality and Expense Risks

The Company assumes mortality and expense risks related to the operations of the Series Account and deducts a daily charge from the unit value of each Investment Division of the Varifund contacts equal to an effective annual rate of 1.25% to 1.40%, depending on the contract and a daily charge from the unit value of each Investment Division of the SmartTrack contract equal to an effective annual rate of 0.25% to 0.45% depending on the benefit option chosen. In addition, an effective annual rate of 0.15% of each Investment Division is deducted as daily administration for certain contracts. These charges are recorded as Mortality and expense risk and Administrative charges on the Statement of Operations of the applicable Investment Divisions.

Related Party Transactions

The portfolios of Great-West Funds, Inc., which are underlying certain Investment Divisions, are registered investment companies affiliated with the Company. Great-West Capital Management, LLC (GWCM), a wholly owned subsidiary of the Company, serves as investment adviser to Great-West Funds, Inc. Fees are assessed against the average daily net assets of the portfolios of Great-West Funds, Inc. to compensate GWCM for investment advisory services.

4.	SUBSEQUENT EVENTS

Management has reviewed all events subsequent to December 31, 2012, including the estimates inherent in the process of preparing these financial statements, through March 29, 2013, the date the financial statements were available to be issued. No subsequent events requiring adjustment or disclosure have occurred.

5.	FINANCIAL HIGHLIGHTS

For each Investment Division, the accumulation units outstanding, net assets, investment income ratio, the range of lowest to highest expense ratio (excluding expenses of the underlying funds), total return and accumulation unit fair values for each year or period ended December 31 are included on the following pages. As the unit fair value for the Investment Divisions of the Series Account is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some unit values shown on the Statement of Assets and Liabilities which are calculated on an aggregated basis, may not be within the ranges presented.

The Expense Ratios represent the annualized contract expenses of the respective Investment Divisions of the Series Account, consisting of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

The Total Return amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These returns do not include any expenses assessed through the redemption of units. Investment Divisions with a date notation indicate the effective date that the investment option was available in the Series Account. The total returns are calculated for each period indicated or from the effective date through the end of the reporting period and are not annualized for periods less than one year. As the total returns for the Investment Divisions of the Series Account are presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

The Investment Income Ratio represents the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying mutual fund divided by average net assets during the period. It is not annualized for periods less than one year. The ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the Investment Division is affected by the timing of the declaration of dividends by the underlying fund in which the Investment Division invests.

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

FINANCIAL HIGHLIGHTS	At December 31						For the year or period ended December 31
INVESTMENT DIVISIONS	Units (000s)		Unit Fair Value			Net Assets (000s)	Investment Income Ratio	Expense Ratio lowest to highest			Total Return
			(a)		(b)						(a)		(b)

ALGER CAPITAL APPRECIATION PORTFOLIO
2012	32		$63.26	to	$64.99	$2,012	1.02%	1.25%	to	1.40%	16.65%	to	16.83%
2011	36		$54.23	to	$55.63	$1,966	0.11%	1.25%	to	1.40%	(1.69)%	to	(1.54)%
2010	40		$53.91	to	$56.50	$2,206	0.40%	1.25%	to	1.55%	12.27%	to	12.62%
2009	48		$48.02	to	$50.17	$2,336	0.00%	1.25%	to	1.55%	48.76%	to	49.23%
2008	66		$32.28	to	$33.62	$2,166	0.00%	1.25%	to	1.55%	(45.97)%	to	(45.82)%
ALGER LARGE CAP GROWTH PORTFOLIO
2012	20		$67.44	to	$72.41	$1,387	1.16%	1.25%	to	1.55%	8.16%	to	8.50%
2011	22		$62.35	to	$66.74	$1,420	1.00%	1.25%	to	1.55%	(1.87)%	to	(1.58)%
2010	23		$63.54	to	$67.81	$1,522	0.74%	1.25%	to	1.55%	11.65%	to	11.97%
2009	26		$56.91	to	$60.56	$1,506	0.66%	1.25%	to	1.55%	45.29%	to	45.75%
2008	30		$39.17	to	$41.55	$1,218	0.23%	1.25%	to	1.55%	(46.98)%	to	(46.83)%
ALGER MID CAP GROWTH PORTFOLIO
2012	45		$50.92	to	$52.45	$2,297	0.00%	1.25%	to	1.40%	14.58%	to	14.77%
2011	52		$44.44	to	$45.70	$2,323	0.33%	1.25%	to	1.40%	(9.55)%	to	(9.42)%
2010	60		$47.86	to	$50.45	$2,951	0.00%	1.25%	to	1.55%	17.53%	to	17.90%
2009	68		$40.72	to	$42.79	$2,838	0.00%	1.25%	to	1.55%	49.38%	to	49.82%
2008	89		$27.26	to	$28.56	$2,486	0.17%	1.25%	to	1.55%	(59.00)%	to	(58.88)%
ALGER SMALL CAP GROWTH PORTFOLIO
2012	4		$66.19	to	$68.64	$258	0.00%	1.25%	to	1.40%	10.93%	to	11.09%
2011	4		$59.67	to	$61.79	$220	0.00%	1.25%	to	1.40%	(4.53)%	to	(4.38)%
2010	5		$60.37	to	$64.62	$313	0.00%	1.25%	to	1.55%	23.38%	to	23.75%
2009	6		$48.93	to	$52.22	$326	0.00%	1.25%	to	1.55%	43.28%	to	43.70%
2008	9		$34.15	to	$36.34	$312	0.00%	1.25%	to	1.55%	(47.44)%	to	(47.26)%
AMERICAN CENTURY INVESTMENTS VP INFLATION PROTECTION FUND
(Effective date 01/09/2012)
2012	2		$10.62	to	$10.64	$26	0.69%	0.25%	to	0.45%	6.20%	to	6.40%
COLUMBIA VARIABLE PORTFOLIO - SELECT SMALLER-CAP VALUE FUND
(Effective date 03/11/2011)
2012	75		$10.06	to	$10.09	$759	0.00%	1.25%	to	1.40%	16.03%	to	16.24%
2011	80		$8.67	to	$8.68	$694	0.00%	1.25%	to	1.40%	(13.30)%	to	(13.20)%
COLUMBIA VARIABLE PORTFOLIO - SELIGMAN GLOBAL TECHNOLOGY FUND CLASS 1
(Effective date 03/11/2011)
2012	368		$9.77	to	$9.80	$3,598	0.00%	1.25%	to	1.40%	5.74%	to	5.95%
2011	414		$9.24	to	$9.25	$3,823	0.00%	1.25%	to	1.40%	(7.60)%	to	(7.50)%
COLUMBIA VARIABLE PORTFOLIO - SELIGMAN GLOBAL TECHNOLOGY FUND CLASS 2
2012	1		$21.52	to	$21.52	$20	0.00%	1.40%	to	1.40%	5.54%	to	5.54%
2011	1		$20.39	to	$20.75	$29	0.00%	1.25%	to	1.40%	(7.36)%	to	(7.24)%
2010	2		$21.65	to	$22.37	$34	0.00%	1.25%	to	1.55%	13.35%	to	13.67%
2009	1		$19.10	to	$19.68	$11	0.00%	1.25%	to	1.55%	59.57%	to	60.13%
2008	1		$11.97	to	$12.29	$9	0.00%	1.25%	to	1.55%	(41.29)%	to	(41.14)%
DELAWARE VIP EMERGING MARKETS SERIES
(Effective date 01/09/2012)
2012	0	*	$11.18	to	$11.18	$5	0.00%	0.45%	to	0.45%	11.80%	to	11.80%
DELAWARE VIP REIT SERIES
(Effective date 01/09/2012)
2012	2		$11.68	to	$11.70	$22	0.00%	0.25%	to	0.45%	16.80%	to	17.00%
DELAWARE VIP SMALL CAP VALUE SERIES
(Effective date 01/09/2012)
2012	1		$11.10	to	$11.10	$7	0.00%	0.25%	to	0.25%	11.00%	to	11.00%

(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

FINANCIAL HIGHLIGHTS	At December 31						For the year or period ended December 31
INVESTMENT DIVISIONS	Units (000s)		Unit Fair Value			Net Assets (000s)	Investment Income Ratio	Expense Ratio lowest to highest			Total Return
			(a)		(b)						(a)		(b)

DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC
2012	11		$33.36	to	$34.34	$356	0.78%	1.25%	to	1.40%	10.39%	to	10.56%
2011	11		$30.22	to	$31.06	$338	0.92%	1.25%	to	1.40%	(0.49)%	to	(0.35)%
2010	13		$28.34	to	$31.17	$384	0.86%	1.25%	to	1.55%	13.04%	to	13.39%
2009	14		$25.07	to	$27.49	$377	0.95%	1.25%	to	1.55%	31.67%	to	32.10%
2008	16		$19.04	to	$20.81	$336	0.79%	1.25%	to	1.55%	(35.41)%	to	(35.23)%
DREYFUS VIF APPRECIATION PORTFOLIO - INITIAL SHARES
2012	7		$48.44	to	$50.05	$362	3.64%	1.25%	to	1.40%	8.88%	to	9.07%
2011	8		$44.49	to	$44.49	$346	1.87%	1.40%	to	1.40%	7.52%	to	7.52%
2010	10		$40.28	to	$42.63	$409	2.25%	1.25%	to	1.55%	13.56%	to	13.89%
2009	12		$35.47	to	$37.43	$434	2.74%	1.25%	to	1.55%	20.65%	to	21.02%
2008	15		$29.40	to	$30.93	$461	2.03%	1.25%	to	1.55%	(30.63)%	to	(30.42)%
DREYFUS VIF APPRECIATION PORTFOLIO - SERVICE SHARES
(Effective date 01/09/2012)
2012	1		$10.91	to	$10.91	$13	0.52%	0.25%	to	0.25%	9.10%	to	9.10%
DREYFUS VIF GROWTH AND INCOME PORTFOLIO
2012	11		$33.81	to	$34.78	$378	1.44%	1.25%	to	1.40%	16.43%	to	16.63%
2011	12		$29.04	to	$29.82	$340	1.25%	1.25%	to	1.40%	(4.13)%	to	(3.99)%
2010	13		$28.14	to	$31.06	$382	1.18%	1.25%	to	1.55%	16.81%	to	17.12%
2009	15		$24.09	to	$26.52	$387	1.32%	1.25%	to	1.55%	26.79%	to	27.19%
2008	18		$19.00	to	$20.85	$364	0.63%	1.25%	to	1.55%	(41.32)%	to	(41.15)%
DWS CAPITAL GROWTH VIP
(Effective date 01/09/2012)
2012	1		$11.30	to	$11.30	$12	0.00%	0.25%	to	0.25%	13.00%	to	13.00%
DWS DREMAN SMALL MID CAP VALUE VIP
(Effective date 01/09/2012)
2012	0	*	$10.99	to	$10.99	$3	0.00%	0.45%	to	0.45%	9.90%	to	9.90%
DWS LARGE CAP VALUE VIP
(Effective date 01/09/2012)
2012	1		$10.78	to	$10.78	$13	0.00%	0.25%	to	0.25%	7.80%	to	7.80%
FIDELITY VIP ASSET MANAGER PORTFOLIO
2012	43		$38.89	to	$40.28	$1,710	1.52%	1.25%	to	1.40%	10.92%	to	11.09%
2011	48		$35.06	to	$36.26	$1,687	1.89%	1.25%	to	1.40%	(3.92)%	to	(3.77)%
2010	52		$34.91	to	$37.68	$1,934	1.67%	1.25%	to	1.55%	12.50%	to	12.85%
2009	62		$31.03	to	$33.39	$2,022	2.34%	1.25%	to	1.55%	27.12%	to	27.49%
2008	72		$24.41	to	$26.19	$1,851	2.43%	1.25%	to	1.55%	(29.82)%	to	(29.60)%
FIDELITY VIP CONTRAFUND PORTFOLIO
2012	28		$46.32	to	$47.59	$1,326	1.34%	1.25%	to	1.40%	14.80%	to	14.98%
2011	31		$40.35	to	$41.39	$1,252	0.94%	1.25%	to	1.40%	(3.88)%	to	(3.74)%
2010	36		$40.95	to	$43.00	$1,542	1.13%	1.25%	to	1.55%	15.42%	to	15.78%
2009	49		$35.48	to	$37.14	$1,788	1.39%	1.25%	to	1.55%	33.63%	to	34.03%
2008	60		$26.55	to	$27.71	$1,630	0.92%	1.25%	to	1.55%	(43.41)%	to	(43.24)%
FIDELITY VIP GROWTH OPPORTUNITIES PORTFOLIO
2012	5		$22.30	to	$22.91	$121	0.60%	1.25%	to	1.40%	17.93%	to	18.15%
2011	2		$18.91	to	$19.39	$36	0.15%	1.25%	to	1.40%	0.91%	to	0.99%
2010	3		$18.34	to	$19.20	$61	0.20%	1.25%	to	1.55%	21.86%	to	22.22%
2009	6		$15.05	to	$15.71	$96	0.49%	1.25%	to	1.55%	43.61%	to	44.00%
2008	6		$10.48	to	$10.91	$69	0.34%	1.25%	to	1.55%	(55.71)%	to	(55.56)%

(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

FINANCIAL HIGHLIGHTS	At December 31					For the year or period ended December 31
INVESTMENT DIVISIONS	Units (000s)	Unit Fair Value			Net Assets (000s)	Investment Income Ratio	Expense Ratio lowest to highest			Total Return
		(a)		(b)						(a)		(b)

FIDELITY VIP GROWTH PORTFOLIO
2012	33	$65.90	to	$68.56	$2,220	0.59%	1.25%	to	1.40%	13.07%	to	13.27%
2011	37	$58.28	to	$60.53	$2,155	0.37%	1.25%	to	1.40%	(1.19)%	to	(1.05)%
2010	39	$56.55	to	$61.17	$2,321	0.27%	1.25%	to	1.55%	22.27%	to	22.63%
2009	44	$46.25	to	$49.88	$2,144	0.43%	1.25%	to	1.55%	26.30%	to	26.70%
2008	54	$36.62	to	$39.37	$2,053	0.75%	1.25%	to	1.55%	(47.99)%	to	(47.83)%
FIDELITY VIP HIGH INCOME PORTFOLIO
2012	17	$46.52	to	$52.74	$837	5.70%	1.25%	to	1.55%	12.45%	to	12.81%
2011	18	$41.37	to	$46.75	$788	6.75%	1.25%	to	1.55%	2.45%	to	2.75%
2010	19	$40.38	to	$45.50	$824	7.33%	1.25%	to	1.55%	12.07%	to	12.40%
2009	22	$36.03	to	$40.48	$845	8.02%	1.25%	to	1.55%	41.74%	to	42.18%
2008	23	$25.42	to	$28.47	$646	7.24%	1.25%	to	1.55%	(26.15)%	to	(25.92)%
FIDELITY VIP INDEX 500 PORTFOLIO
2012	7	$172.80	to	$193.24	$1,237	2.03%	1.25%	to	1.55%	14.13%	to	14.47%
2011	8	$151.41	to	$168.81	$1,233	1.81%	1.25%	to	1.55%	0.47%	to	0.78%
2010	9	$150.70	to	$167.51	$1,510	1.86%	1.25%	to	1.55%	13.26%	to	13.60%
2009	11	$133.06	to	$147.46	$1,559	2.49%	1.25%	to	1.55%	24.66%	to	25.03%
2008	15	$106.74	to	$117.94	$1,726	1.82%	1.25%	to	1.55%	(37.97)%	to	(37.78)%
FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO
2012	24	$31.36	to	$32.25	$742	2.28%	1.25%	to	1.40%	4.43%	to	4.57%
2011	26	$30.03	to	$30.84	$779	3.19%	1.25%	to	1.40%	5.85%	to	6.02%
2010	29	$30.84	to	$29.09	$828	3.36%	1.25%	to	1.55%	6.13%	to	6.44%
2009	35	$29.06	to	$27.33	$938	8.75%	1.25%	to	1.55%	13.96%	to	14.30%
2008	39	$25.50	to	$23.91	$924	4.77%	1.25%	to	1.55%	(4.74)%	to	(4.44)%
FIDELITY VIP MONEY MARKET PORTFOLIO
2012	69	$15.41	to	$15.80	$1,074	0.14%	1.25%	to	1.40%	(1.22)%	to	(1.06)%
2011	103	$15.60	to	$15.97	$1,621	0.11%	1.25%	to	1.40%	(1.33)%	to	(1.18)%
2010	103	$13.74	to	$16.16	$1,629	0.18%	1.25%	to	1.55%	(1.29)%	to	(0.98)%
2009	149	$13.92	to	$16.32	$2,379	0.75%	1.25%	to	1.55%	(0.85)%	to	(0.55)%
2008	179	$14.04	to	$16.41	$2,880	2.93%	1.25%	to	1.55%	1.45%	to	1.74%
FIDELITY VIP OVERSEAS PORTFOLIO
2012	15	$29.12	to	$30.28	$432	1.96%	1.25%	to	1.40%	19.05%	to	19.26%
2011	16	$24.46	to	$25.39	$392	1.37%	1.25%	to	1.40%	(18.30)%	to	(18.20)%
2010	17	$28.78	to	$31.04	$515	1.27%	1.25%	to	1.55%	11.38%	to	11.74%
2009	23	$25.84	to	$27.78	$610	2.08%	1.25%	to	1.55%	24.59%	to	24.97%
2008	26	$20.74	to	$22.23	$564	2.34%	1.25%	to	1.55%	(44.66)%	to	(44.51)%
GOLDMAN SACHS VIT LARGE CAP VALUE FUND
2012	19	$12.59	to	$12.88	$239	1.36%	1.25%	to	1.40%	17.44%	to	17.63%
2011	16	$10.72	to	$10.95	$176	1.19%	1.25%	to	1.40%	(8.30)%	to	(8.14)%
2010	17	$11.47	to	$11.92	$199	0.77%	1.25%	to	1.55%	9.45%	to	9.76%
2009	20	$10.48	to	$10.86	$209	1.80%	1.25%	to	1.55%	16.57%	to	16.90%
2008	21	$8.99	to	$9.29	$193	1.87%	1.25%	to	1.55%	(35.56)%	to	(35.35)%
GOLDMAN SACHS VIT STRATEGIC GROWTH FUND
2012	7	$12.93	to	$12.93	$91	0.89%	1.40%	to	1.40%	18.30%	to	18.30%
2011	7	$10.93	to	$10.93	$73	0.42%	1.40%	to	1.40%	(4.04)%	to	(4.04)%
2010	8	$11.17	to	$11.60	$95	0.40%	1.25%	to	1.55%	8.98%	to	9.33%
2009	11	$10.25	to	$10.61	$118	0.47%	1.25%	to	1.55%	45.60%	to	45.94%
2008	12	$7.04	to	$7.27	$86	0.11%	1.25%	to	1.55%	(42.67)%	to	(42.48)%

(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

FINANCIAL HIGHLIGHTS	At December 31							For the year or period ended December 31
INVESTMENT DIVISIONS	Units (000s)		Unit Fair Value			Net Assets (000s)		Investment Income Ratio	Expense Ratio lowest to highest			Total Return
			(a)		(b)							(a)		(b)

GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND
2012	3		$13.00	to	$13.29	$34		1.56%	1.25%	to	1.40%	12.95%	to	13.01%
2011	7		$11.51	to	$11.76	$78		2.07%	1.25%	to	1.40%	2.58%	to	2.71%
2010	5		$11.01	to	$11.45	$51		1.30%	1.25%	to	1.55%	11.10%	to	11.49%
2009	6		$9.91	to	$10.27	$58		2.02%	1.25%	to	1.55%	19.25%	to	19.70%
2008	7		$8.31	to	$8.58	$62		1.22%	1.25%	to	1.55%	(37.94)%	to	(37.87)%
GREAT-WEST AGGRESSIVE PROFILE I FUND
(Effective date 01/09/2012)
2012	1		$11.45	to	$11.45	$16		0.79%	0.25%	to	0.25%	14.50%	to	14.50%
GREAT-WEST BOND INDEX FUND
(Effective date 01/09/2012)
2012	10		$10.38	to	$10.38	$103		1.42%	0.25%	to	0.25%	3.80%	to	3.80%
GREAT-WEST CONSERVATIVE PROFILE I FUND
(Effective date 01/09/2012)
2012	0	*	$10.81	to	$10.81	$0	*	0.00%	0.25%	to	0.25%	8.10%	to	8.10%
GREAT-WEST LOOMIS SAYLES BOND FUND
(Effective date 01/09/2012)
2012	2		$11.43	to	$11.45	$21		0.81%	0.25%	to	0.45%	14.30%	to	14.50%
GREAT-WEST MODERATE PROFILE I FUND
(Effective date 01/09/2012)
2012	7		$11.09	to	$11.09	$77		5.60%	0.25%	to	0.25%	10.90%	to	10.90%
GREAT-WEST MODERATELY CONSERVATIVE PROFILE I FUND
(Effective date 01/09/2012)
2012	11		$10.95	to	$10.95	$124		1.18%	0.25%	to	0.25%	9.50%	to	9.50%
GREAT-WEST MONEY MARKET FUND
(Effective date 01/09/2012)
2012	237		$9.96	to	$9.98	$2,362		0.00%	0.25%	to	0.45%	(0.40)%	to	(0.20)%
GREAT-WEST PUTNAM HIGH YIELD BOND FUND
(Effective date 01/09/2012)
2012	0	*	$11.37	to	$11.37	$4		0.53%	0.25%	to	0.25%	13.70%	to	13.70%
GREAT-WEST S&P 500® INDEX FUND
(Effective date 01/09/2012)
2012	6		$11.27	to	$11.29	$66		0.96%	0.25%	to	0.45%	12.70%	to	12.90%
GREAT-WEST S&P MIDCAP 400® INDEX FUND
(Effective date 01/09/2012)
2012	1		$11.47	to	$11.47	$16		1.01%	0.25%	to	0.25%	14.70%	to	14.70%
GREAT-WEST S&P SMALLCAP 600® INDEX FUND
(Effective date 01/09/2012)
2012	1		$11.37	to	$11.37	$16		0.86%	0.25%	to	0.25%	13.70%	to	13.70%
GREAT-WEST SECURE FOUNDATION BALANCED FUND
(Effective date 01/09/2012)
2012	0	*	$11.02	to	$11.02	$0	*	0.09%	0.25%	to	0.25%	10.20%	to	10.20%
GREAT-WEST SHORT DURATION BOND FUND
(Effective date 01/09/2012)
2012	7		$10.44	to	$10.44	$74		2.02%	0.25%	to	0.25%	4.40%	to	4.40%
GREAT-WEST STOCK INDEX FUND
(Effective date 01/09/2012)
2012	1		$11.31	to	$11.31	$12		15.07%	0.25%	to	0.25%	13.10%	to	13.10%
GREAT-WEST TEMPLETON GLOBAL BOND FUND
(Effective date 01/09/2012)
2012	1		$11.38	to	$11.40	$7		1.37%	0.25%	to	0.45%	13.80%	to	14.00%

(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

FINANCIAL HIGHLIGHTS	At December 31									For the year or period ended December 31
INVESTMENT DIVISIONS	Units (000s)		Unit Fair Value					Net Assets (000s)		Investment Income Ratio	Expense Ratio lowest to highest			Total Return
				(a)			(b)							(a)		(b)

INVESCO V.I. CORE EQUITY FUND
(Effective date 01/09/2012)
2012	2			$11.06	to		$11.06	$27		0.00%	0.25%	to	0.25%	10.60%	to	10.60%
INVESCO VAN KAMPEN V.I. GROWTH & INCOME FUND
(Effective date 01/09/2012)
2012	2			$11.13	to		$11.15	$26		0.00%	0.25%	to	0.45%	11.30%	to	11.50%
JANUS ASPEN BALANCED PORTFOLIO
(Effective date 01/09/2012)
2012	46			$11.19	to		$11.19	$512		1.66%	0.25%	to	0.25%	11.90%	to	11.90%
JANUS ASPEN FLEXIBLE BOND PORTFOLIO
2012	3			$21.97	to		$10.78	$54		2.43%	0.25%	to	1.40%	6.55%	to	7.80%
2011	2			$20.62	to		$20.62	$44		5.55%	1.40%	to	1.40%	4.94%	to	4.94%
2010	4			$19.33	to		$19.98	$78		5.76%	1.25%	to	1.55%	6.09%	to	6.39%
2009	4			$18.22	to		$18.78	$67		3.37%	1.25%	to	1.55%	11.23%	to	11.59%
2008	7			$16.38	to		$16.83	$117		3.26%	1.25%	to	1.55%	4.07%	to	4.40%
JANUS ASPEN OVERSEAS PORTFOLIO
2012	15			$21.33	to		$21.83	$317		0.70%	1.25%	to	1.40%	11.91%	to	12.06%
2011	16			$19.06	to		$19.48	$311		0.49%	1.25%	to	1.40%	(33.12)%	to	(33.04)%
2010	24			$27.89	to		$29.09	$697		0.71%	1.25%	to	1.55%	27.47%	to	27.87%
2009	24			$21.88	to		$22.75	$553		0.56%	1.25%	to	1.55%	76.74%	to	77.32%
2008	33			$12.38	to		$12.83	$416		2.70%	1.25%	to	1.55%	(52.84)%	to	(52.71)%
NVIT DEVELOPING MARKETS FUND
2012	26			$23.55	to		$24.15	$610		0.10%	1.25%	to	1.40%	15.16%	to	15.33%
2011	29			$20.45	to		$20.94	$595		0.28%	1.25%	to	1.40%	(23.47)%	to	(23.38)%
2010	33			$26.04	to		$27.33	$887		0.00%	1.25%	to	1.55%	48.46%	to	49.18%
2009	40			$17.54	to		$18.32	$712		1.15%	1.25%	to	1.55%	59.74%	to	60.14%
2008	67			$10.98	to		$11.44	$757		0.73%	1.25%	to	1.55%	(58.50)%	to	(58.37)%
PIMCO VIT TOTAL RETURN PORTFOLIO
(Effective date 01/09/2012)
2012	4			$10.86	to		$10.88	$40		0.25%	0.25%	to	0.45%	8.60%	to	8.80%
PROFUND VP MONEY MARKET
2012	72,883			$0.95	to		$0.95	$69,214		0.02%	1.40%	to	1.40%	(1.04)%	to	(1.04)%
2011	53,280			$0.96	to		$0.96	$51,303		0.02%	1.40%	to	1.40%	(2.04)%	to	(2.04)%
2010	47,633			$0.98	to		$0.98	$46,501		0.02%	1.40%	to	1.40%	(1.01)%	to	(1.01)%
2009	62,033			$0.99	to		$0.99	$61,400		0.03%	1.40%	to	1.40%	(1.00)%	to	(1.00)%
2008	57,199			$1.00	to		$1.00	$57,395		0.82%	1.40%	to	1.40%	(0.99)%	to	(0.99)%
PROFUND VP ULTRABULL
(Effective date 06/30/2003)
2012	36			$19.78	to		$19.78	$706		0.00%	1.40%	to	1.40%	27.12%	to	27.12%
2011	599			$15.56	to		$15.56	$9,328		0.00%	1.40%	to	1.40%	(6.15)%	to	(6.15)%
2010	200			$16.58	to		$16.58	$3,321		0.00%	1.40%	to	1.40%	20.41%	to	20.41%
2009	0	*	$	N/A	to	$	N/A	$0	*	0.00%	1.40%	to	1.40%	3.63%	to	3.63%
PROFUND VP ULTRAMID-CAP
2012	0	*	$	N/A	to	$	N/A	$0	*	0.00%	1.40%	to	1.40%	30.74%	to	30.74%
2011	0	*		$10.47	to		$10.47	$1		0.00%	1.40%	to	1.40%	(14.86)%	to	(14.86)%
2010	161			$12.38	to		$12.38	$1,994		0.00%	1.40%	to	1.40%	48.62%	to	48.62%
2009	0	*		$8.33	to		$8.33	$0	*	0.00%	1.40%	to	1.40%	62.38%	to	62.38%
2008	0	*		$5.13	to		$5.13	$0	*	4.73%	1.40%	to	1.40%	(67.94)%	to	(67.94)%

(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

FINANCIAL HIGHLIGHTS	At December 31									For the year or period ended December 31
INVESTMENT DIVISIONS	Units (000s)		Unit Fair Value					Net Assets (000s)		Investment Income Ratio	Expense Ratio lowest to highest			Total Return
				(a)			(b)							(a)		(b)
PROFUND VP ULTRANASDAQ-100
(Effective date 06/30/2003)
2012	142			$4.96	to		$4.96	$706		0.00%	1.40%	to	1.40%	31.91%	to	31.91%
2011	1,418			$3.76	to		$3.76	$5,331		0.00%	1.40%	to	1.40%	(2.59)%	to	(2.59)%
2010	2,925			$3.86	to		$3.86	$11,294		0.00%	1.40%	to	1.40%	33.10%	to	33.10%
PROFUND VP ULTRASMALL-CAP
(Effective date 06/30/2003)
2012	0	*	$	N/A	to	$	N/A	$0	*	0.00%	1.40%	to	1.40%	27.68%	to	27.68%
2011	33			$20.41	to		$20.41	$666		0.00%	1.40%	to	1.40%	(19.96)%	to	(19.96)%
2010	78			$25.50	to		$25.50	$1,993		0.00%	1.40%	to	1.40%	46.38%	to	46.38%
2009	0	*	$	N/A	to	$	N/A	$0	*	0.00%	1.40%	to	1.40%	(20.63)%	to	(20.63)%
PUTNAM VT VOYAGER FUND
(Effective date 01/09/2012)
2012	1			$10.89	to		$10.89	$13		0.00%	0.25%	to	0.25%	8.90%	to	8.90%
T. ROWE PRICE VIP HEALTH SCIENCES PORTFOLIO
(Effective date 01/09/2012)
2012	1			$12.58	to		$12.58	$13		0.00%	0.25%	to	0.25%	25.80%	to	25.80%
VAN ECK VIP EMERGING MARKETS FUND
2012	15			$28.85	to		$29.61	$439		0.00%	1.25%	to	1.40%	27.99%	to	28.18%
2011	14			$22.54	to		$23.10	$317		1.22%	1.25%	to	1.40%	(26.77)%	to	(26.64)%
2010	23			$30.09	to		$31.49	$712		0.59%	1.25%	to	1.55%	24.91%	to	25.26%
2009	26			$24.09	to		$25.14	$652		0.16%	1.25%	to	1.55%	109.84%	to	110.55%
2008	31			$11.48	to		$11.94	$368		0.00%	1.25%	to	1.55%	(65.32)%	to	(65.22)%
VAN ECK VIP GLOBAL HARD ASSETS FUND CLASS I
2012	6			$48.03	to		$49.75	$285		0.54%	1.25%	to	1.40%	1.93%	to	2.09%
2011	12			$47.12	to		$48.73	$545		1.33%	1.25%	to	1.40%	(17.61)%	to	(17.48)%
2010	16			$55.39	to		$59.05	$910		0.35%	1.25%	to	1.55%	27.25%	to	27.62%
2009	16			$43.53	to		$46.27	$709		0.30%	1.25%	to	1.55%	55.13%	to	55.58%
2008	28			$28.06	to		$29.74	$825		0.27%	1.25%	to	1.55%	(46.97)%	to	(46.80)%
VAN ECK VIP GLOBAL HARD ASSETS FUND CLASS S
(Effective date 01/09/2012)
2012	1			$9.86	to		$9.88	$10		0.00%	0.25%	to	0.45%	(1.40)%	to	(1.20)%
VAN ECK VIP MULTI MANAGER ALTERNATIVES FUND
2012	0	*		$10.17	to		$10.17	$1		0.00%	1.40%	to	1.40%	(0.10)%	to	(0.10)%
2011	0	*		$10.18	to		$10.18	$2		0.88%	1.40%	to	1.40%	(3.60)%	to	(3.60)%
2010	0	*		$10.44	to		$10.68	$2		0.00%	1.25%	to	1.55%	3.37%	to	3.69%
2009	0	*		$10.10	to		$10.30	$2		0.87%	1.25%	to	1.55%	12.10%	to	12.45%
2008	1			$9.01	to		$9.16	$11		0.14%	1.25%	to	1.55%	(14.43)%	to	(14.23)%

* The Investment Division has units and/or assets that round to less than $1,000 or 1,000 units.

(a) The amounts in these columns are associated with the highest Expense Ratio.

(b) The amounts in these columns are associated with the lowest Expense Ratio.

(Concluded)

PART C

OTHER INFORMATION

Item 24.         Financial Statements and Exhibits

(a)

Financial Statements

The consolidated balance sheets of Great-West Life & Annuity Insurance Company (the “Depositor”) and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2012, and the statements of assets and liabilities of each of the investment divisions which comprise the Registrant as of December 31, 2012, and the related statements of operations and changes in net assets, and the financial highlights for each of the periods presented are filed herewith in the Statement of Additional Information.

(b)	Exhibits
(1)

Certified copy of resolution of Board of Directors of Depositor authorizing the establishment of Registrant (formerly Varifund Variable Annuity Account) is incorporated by reference to Form N-4 Registration Statement filed October 1, 2009 (File No. 333-162272).

	(2)	Not applicable.

	(3)	Underwriting agreement between the Depositor and GWFS Equities, Inc. is filed herewith.

	(4)(a)	Form of variable annuity contract is filed herewith.

	(4)(b)	Form of Rider is filed herewith.

	(4)(c)	Form of Individual Retirement Annuity Endorsement is incorporated by reference to initial Registration Statement on Form N-4 filed on September 20, 2011 (File No. 333-176926).

	(5)	Form of variable annuity contract application is filed herewith.

(6)(a)

Articles of Incorporation of Depositor are incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4 filed on October 30, 1996 (File No. 811-07549).

(6)(b)

Bylaws of Depositor are incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4 filed on October 30, 1996 (File No. 811-07549); Amended Bylaws of Depositor are incorporated by reference to Post-Effective Amendment No. 38 to the Registration Statement filed by FutureFunds Series Account on Form N-4 on April 24, 2006 (File No. 811-03972).

	(7)	Not Applicable.

(8)(a)

Participation Agreement with Alger American Fund is incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed on October 30, 1996 (File No. 811-07549); amendments to Participation Agreement with Alger American Fund are incorporated by reference to Pre-Effective Amendment No.

1 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed on April 24, 2001 (File No. 333-52956), Post-Effective Amendment No. 8 to the Registration Statement filed by Variable Annuity-1 Series Account on April 12, 2002 (File No. 333-01153), Post-Effective Amendment No. 10 to the Registration Statement filed by Variable Annuity-1 Series Account on May 29, 2003 (File No. 333-52956), and to Registrant’s Registration Statement on Form N-4 filed on December 30, 2011 (File No. 333-176926).

(8)(b)

Participation Agreement with American Century Variable Portfolios, Inc. (formerly TCI Portfolios Inc.) is incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed October 30, 1996 (File No. 811-07549); amendments to Participation Agreement with American Century Variable Portfolios are incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed April 24, 2001 (File No. 333-52956), Post-Effective Amendment No. 8 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed April 12, 2002 (File No. 333-01153), Post-Effective Amendment No. 10 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed May 29, 2003 (File No. 333-52956), and Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-4 filed on May 1, 2012.

(8)(c)

Participation Agreement with Columbia Funds Variable Insurance Trust is incorporated by reference to Post-Effective Amendment No. 21 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed April 16, 2010 (File No. 333-52956). Participation Agreement with Columbia Funds Variable Insurance Trust I is incorporated by reference to Post-Effective Amendment No. 21 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed April 16, 2010 (File No. 333-52956). Amendment to Fund Participation Agreement with Columbia Funds Variable Insurance Trust is incorporated by reference to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-4 filed on May 1, 2012.

(8)(d)

Participation Agreement with Delaware Group Premium Fund (now known as Delaware VIP Trust) is incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed April 24, 2001 (File No. 333-52956); Amendments to Participation Agreement with Delaware VIP Trust are incorporated by reference to Post-Effective Amendment No. 10 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed May 29, 2003 (File No. 333-52956); Post-Effective Amendment No. 16 on Form N-4 filed on April 29, 2005 (File No. 333-52956); and Registrant’s Registration Statement on Form N-4 filed on December 30, 2011 (File No. 333-176926).

(8)(e)

Participation Agreement with Dreyfus Variable Investment Fund, is incorporated by reference to Post-Effective Amendment No. 9 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed April 18, 2003 (File No. 333-01153); Amendments to Participation Agreement with Dreyfus Corporation are incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed April 24, 2001 (File No. 333-52956), and Post-Effective Amendment No. 10 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed May 29, 2003

(File No. 333-52956). Amendment to Participation Agreement with Dreyfus Variable Investment Fund is incorporated by reference to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-4 filed on May 1, 2012.

(8)(f)

Form of Participation Agreement with DWS Variable Series (formerly Scudder Variable Series I), is incorporated by reference to Variable Annuity-1 Series’ Post-Effective Amendment No. 3 on Form N-4, filed on April 16, 2002 (File No. 333-52956); amendment to Participation Agreement with Scudder Variable Life Investment Fund is incorporated by reference to Variable Annuity-1 Series’ Pre-Effective Amendment No. 1 on Form N-4, filed on April 25, 2001 (File No. 333-52956). Form of amendment to Participation Agreement with DWS Variable Series I and DWS Variable Series II are incorporated by reference to Variable Annuity-1 Series’ Post-Effective Amendment No. 16, filed on April 28, 2005 (File No. 333-52956). Amendments to Participation Agreements with DWS Variable Series I and DWS Variable Series II are incorporated by reference to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-4 filed on May 1, 2012.

(8)(g)

Form of Participation Agreement with AIM Variable Insurance Fund, now, Invesco Variable Insurance Fund, is incorporated by reference to Post Effective Amendment No. 19 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4 filed on April 25, 2008 (File No. 333-52956).

(8)(h)

Form of Participation Agreement with Van Kampen Life Insurance Trust is incorporated by reference to Post-Effective Amendment No. 18 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4 filed on April 27, 2007 (File No. 333-52956).

(8)(i)

Participation Agreement with Janus Aspen Series is incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed October 30, 1996 (File No. 811-07549); amendments to Participation Agreement with Janus Aspen Series are incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed April 24, 2001 (File No. 333-52956), Post-Effective Amendment No. 3 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed April 16, 2002 (File No. 333-52956) and Post-Effective Amendment No. 10 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed May 29, 2003 (File No. 333-52956), and to Registrant’s Registration Statement on Form N-4 filed on December 30, 2011 (File No. 333-176926).

(8)(j)

Participation Agreement with Lazard Retirement Series is incorporated by reference to Post-Effective Amendment No. 21 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed April 16, 2010 (File No. 333-52956). Amendment to Participation Agreement is incorporated by reference to Registration Statement on Form N-4 filed on December 30, 2011 (File No. 333-176926).

(8)(k)

Form of Fund Participation Agreement between Registrant and Maxim Series Fund is incorporated by reference to Registrant’s Registration Statement on Form N-4 filed on December 30, 2011 (File No. 333-176926).

(8)(l)

Form of Participation Agreement with Neuberger Berman Advisers Management Trust is incorporated by reference to Post-Effective Amendment No. 17 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4 filed on April 26, 2006 (File No. 333-52956). Amendment to Participation Agreement is incorporated by reference to Registrant’s Registration Statement on Form N-4 filed on December 30, 2011 (File No. 333-176926).

(8)(m)

Participation Agreement with PIMCO Variable Insurance Trust; and amendments to Participation Agreements with PIMCO are incorporated by reference to Post-Effective Amendment No. 10 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed May 29, 2003 (File No. 333-52956); Form of amendment to Participation Agreements with PIMCO is incorporated by reference to Post-Effective Amendment No. 16 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4 filed on April 29, 2005 (File No. 333-52956). Amendment to Participation Agreement is incorporated by reference to Registrant’s Registration Statement on Form N-4 filed on December 30, 2011 (File No. 333-176926).

(8)(n)

Form of Participation Agreement with Putnam Variable Trust and amendments thereto are incorporated by reference to Registrant’s Registration Statement on Form N-4 filed on December 30, 2011 (File No. 333-176926).

(8)(o)

Participation Agreement with T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc. and amendments thereto are incorporated by reference to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-4 filed on May 1, 2012.

(8)(p)

Participation Agreement with The Universal Institutional Funds, Inc. and amendment thereto are incorporated by reference to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-4 filed on May 1, 2012.

(8)(q)

Participation Agreement with Variable Annuity-1 Series Account and Van Eck Worldwide Insurance Trust is incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed October 30, 1996 (File No. 811-07549). Amendment to Participation Agreement between Variable Annuity-1 Series Account and Van Eck Worldwide Insurance Trust is incorporated by reference to Post-Effective Amendment No. 21 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4, filed April 16, 2010 (File No. 333-52956). Amendment to Fund Participation Agreement with Van Eck VIP Trust (f/k/a Van Eck Worldwide Insurance Trust) is incorporated by reference to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-4 filed on May 1, 2012.

(8)(r)

Form of Rule 22c-2 Shareholder Information Agreement is incorporated by reference to Post-Effective Amendment No. 18 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4 filed on April 27, 2007 (File No. 333-52956).

(9)	Opinion of counsel and consent is filed herewith.

(10)(a)	Written Consent of Jorden Burt LLP is filed herewith.

(10)(b)	Written Consent of Deloitte & Touche LLP is filed herewith.

(11)	Not Applicable.

(12)	Not Applicable.

(13)

Powers of Attorney for Messrs. J. Bernbach, A. Desmarais, P. Desmarais, Jr., A. Louvel, R.L. McFeetors, J.E.A. Nickerson, R.J. Orr, M. Plessis-Bélair, H. Rousseau, R. Royer, G. Tretiak and B. Walsh are incorporated by reference to Form N-4 Registration Statement filed June 5, 2013 (File No. 333-189114).

Item 25.       Directors and Officers of the Depositor

Name	Principal Business Address	Positions and Offices with Depositor

R.L. McFeetors	(1)	Chairman of the Board

J.L. Bernbach	32 East 57th Street, 10th Floor New York, NY 10022	Director

A. Desmarais	(4)	Director

P. Desmarais, Jr.	(4)	Director

M.T.G. Graye	(2)	Director, President and Chief Executive Officer

A. Louvel	930 Fifth Avenue, Apt. 17D New York, NY 10021	Director

J.E.A. Nickerson	H.B. Nickerson & Sons Limited P.O. Box 130 North Sydney, Nova Scotia, Canada B2A 3M2	Director

R.J. Orr	(4)	Director

M. Plessis-Bélair	(4)	Director

H.P. Rousseau	(4)	Director

R. Royer	(4)	Director

T.T. Ryan, Jr.	SIFMA 120 Broadway, 35th Floor New York, NY 10271-0080	Director

J. Selitto	437 West Chestnut Hill Avenue Philadelphia, PA 19118	Director

G. Tretiak	(4)	Director

B.E. Walsh	Saguenay Capital, LLC The Centre at Purchase Two Manhattanville Road, Suite 403 Purchase, NY 10577	Director

S.M. Corbett	(2)	Executive Vice President and Chief Investment Officer

R.K. Shaw	(2)	Executive Vice President, Individual Markets

C.P. Nelson	(2)	President, Great-West Retirement Services

C.H. Cumming	(2)	Senior Vice President, Defined Contribution Markets

J. Van Harmelen	(2)	Senior Vice President and Controller

M.R. Edwards	(2)	Senior Vice President, FASCore Operations

E.P. Friesen	(2)	Senior Vice President, Investments

J.S. Greene	(2)	Senior Vice President and Chief Marketing Officer

W. S. Harmon	(2)	Senior Vice President, 401(k) Standard markets

R.J. Laeyendecker	(2)	Senior Vice President, Executive Benefits Markets

D.G. McLeod	(2)	Senior Vice President, Product Management

S.A. Miller	(3)	Senior Vice President and Chief Information Officer

R.G. Schultz	(3)	Senior Vice President, General Counsel and Secretary

C.S. Toucher	(2)	Senior Vice President, Investments

(1)	100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.
(2)	8515 East Orchard Road, Greenwood Village, Colorado 80111.
(3)	8525 East Orchard Road, Greenwood Village, Colorado 80111.
(4)	Power Financial Corporation, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3.

Item 26. Persons controlled by or under common control with the Depositor or Registrant as of 12/31/2012

The Registrant is a separate account of Great-West Life & Annuity Insurance Company, a stock life insurance company incorporated under the laws of the State of Colorado (“Depositor”). The Depositor is an indirect subsidiary of Power Corporation of Canada. An organizational chart for Power Corporation of Canada is set forth below.

(State/Country of Organization) - Nature of Business

Organizational Chart – December 31, 2012

I.         OWNERSHIP OF POWER CORPORATION OF CANADA

The following sets out the ownership, based on votes attached to the outstanding voting shares, of Power Corporation of Canada:

Paul G. Desmarais

99.999% - Pansolo Holding Inc.

      100% - 3876357 Canada Inc.

      100% - 3439496 Canada Inc.

      100% - Capucines Investments Corporation

        32% - Nordex Inc. (68% also owned directly by Paul G. Desmarais)

 94.9% - Gelco Enterprises Ltd. (5.1% also owned directly by Paul G. Desmarais)

53.62% - Power Corporation of Canada

The total voting rights of Power Corporation of Canada (PCC) controlled directly and indirectly by Mr. Paul G. Desmarais is as follows. There are issued and outstanding as of December 31, 2012 411,144,806 Subordinate Voting Shares (SVS) of PCC carrying one vote per share and 48,854,772 Participating Preferred Shares (PPS) carrying 10 votes per share; hence the total voting rights are 899,692,526.

Pansolo Holding Inc. owns directly 15,216,033 SVS and 367,692 PPS, entitling Pansolo Holding Inc. directly to an aggregate percentage of voting rights of 18,892,953 or 2.1 % of the total voting rights attached to the shares of PCC. Pansolo Holding Inc. wholly owns 3876357 Canada Inc., 3439496 Canada Inc. and Capucines Investments Corporation which respectively own 40,686,080 SVS, 3,236,279 SVS, 3,125,000 SVS of PCC, representing respectively 4.52%, 0.36%, 0.35 % of the aggregate voting rights of PCC.

Gelco Entreprises Ltd owns directly 48,235,700 PPS, representing 53.61% of the aggregate voting rights of PCC (PPS (10 votes) and SVS (1 vote)). Hence, the total voting rights of PCC under the direct and indirect control of Mr. Paul G. Desmarais is approximately 61.11%; note that this is not the equity percentage.

Mr. Paul G. Desmarais also owns personally 1,561,750 SVS of PCC.

II.         OWNERSHIP BY POWER CORPORATION OF CANADA

Power Corporation of Canada has a 10% or greater voting interest in the following entities:

A.         Great-West Life & Annuity Insurance Company Group of Companies (U.S. insurance)

Power Corporation of Canada

100.0% - 171263 Canada Inc.

    65.98% - Power Financial Corporation

      68.18% - Great-West Lifeco Inc.

        100.0% - Great-West Financial (Canada) Inc.

            100.0% - Great-West Financial (Nova Scotia) Co.

              100.0% - Great-West Lifeco U.S. Inc.

                100.0% - GWL&A Financial Inc.

2

  60.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co.

  60.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. II

  60.0% - Great-West Life & Annuity Insurance Capital, LLC

  60.0% - Great-West Life & Annuity Insurance Capital, LLC II

100.0% - Great-West Life & Annuity Insurance Company (Fed ID # 84-0467907 - NAIC # 68322, CO)

 100.0% - Great-West Life & Annuity Insurance Company of New York (Fed ID # 13-2690792 -  NAIC # 79359, NY)

 100.0% - Advised Assets Group, LLC

 100.0% - GWFS Equities, Inc.

 100.0% - Great-West Life & Annuity Insurance Company of South Carolina

 100.0% - Emjay Corporation

 100.0% - FASCore, LLC

   50.0% - Westkin Properties Ltd.

   63.95% - Great-West Funds, Inc.

 100.0% - Great-West Capital Management, LLC

 100.0% - Great-West Trust Company, LLC

 100.0% - Lottery Receivables Company One LLC

 100.0% - LR Company II, L.L.C.

 100.0% - Singer Collateral Trust IV

 100.0% - Singer Collateral Trust V

   43.87% - 2001 Books Holdings, LLC

3

B.         Putnam Investments Group of Companies (Mutual Funds)

Power Corporation of Canada

100.0% - 171263 Canada Inc.

65.98% - Power Financial Corporation

  68.18% - Great-West Lifeco Inc.

100.0% - Great-West Financial (Canada) Inc.

100.0% - Great-West Financial (Nova Scotia) Co.

100% - Great-West Lifeco U.S. Inc.

100% - Putnam Investments, LLC

100.0% - Putnam Acquisition Financing Inc.

100.0% - Putnam Acquisition Financing LLC

100.0% - Putnam U.S. Holdings I, LLC

100.0% - Putnam Investment Management, LLC

100.0% - Putnam Fiduciary Trust Company (NH)

100.0% - Putnam Investor Services, Inc.

100.0% - Putnam Retail Management GP, Inc.

  99.0% - Putnam Retail Management Limited Partnership (1% owned by Putnam Retail Management GP, Inc.)

  80.0% - PanAgora Asset Management, Inc.

100.0% - Putnam GP Inc.

  99.0% - TH Lee Putnam Equity Managers LP (1% owned by Putnam GP Inc.)

100.0% - Putnam Investment Holdings, LLC

100.0% - Savings Investments, LLC

100.0% - Putnam Aviation Holdings, LLC

100.0% - Putnam Capital, LLC

100.0% - The Putnam Advisory Company, LLC

100.0% - Putnam Investments Inc.

100.0% - Putnam Investments (Ireland) Limited

100.0% - Putnam Investments Australia Pty Limited

100.0% - Putnam Investments Securities Co., Ltd.

100.0% - Putnam International Distributors, Ltd.

100.0% - Putnam Investments Argentina S.A.

100.0% - Putnam Investments Limited

4

C.         The Great-West Life Assurance Company Group of Companies (Canadian insurance)

Power Corporation of Canada

100.0% - 171263 Canada Inc.

 65.98% - Power Financial Corporation

68.18% - Great-West Lifeco Inc.

100.0% - 2142540 Ontario Inc.

100.0% - Great-West Lifeco Finance (Delaware) LP

100.0% - Great-West Lifeco Finance (Delaware) LLC

100.0% - 2023308 Ontario Inc.

100.0% - Great-West Life & Annuity Insurance Capital, LP

40.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co.

40.0% - Great-West Life & Annuity Insurance Capital, LLC

100.0% - Great-West Life & Annuity Insurance Capital, LP II

40.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. II

40.0% - Great-West Life & Annuity Insurance Capital, LLC II

100.0% - 2171866 Ontario Inc

100.0% - Great-West Lifeco Finance (Delaware) LP II

100.0% - Great-West Lifeco Finance (Delaware) LLC II

100.0% - 2023310 Ontario Inc.

100.0% - 2023311 Ontario Inc.

100.0% - 6109756 Canada Inc.

100.0% - 6922023 Canada Inc.

100.0% - The Great-West Life Assurance Company (NAIC #80705, MI)

  71.4% - GWL THL Private Equity I Inc. (28.6% owned by The Canada Life Assurance Company)

100.0% - GWL THL Private Equity II Inc.

100.0% - Great-West Investors Holdco Inc.

100.0% - Great-West Investors LLC

100.0% - Great-West Investors LP Inc.

100.0% - Great-West Investors GP Inc.

100.0% - Great-West Investors LP

100.0% - T.H. Lee Interests

100.0% - GWL Realty Advisors Inc.

100.0% - GWL Realty Advisors U.S., Inc.

100.0% - RA Real Estate Inc.

0.1% RMA Real Estate LP

100.0% - Vertica Resident Services Inc.

100.0% - 2278372 Ontario Inc. (0.0001% interest in NF Real Estate Limited Partnership)

100.0% - GLC Asset Management Group Ltd.

100.0% - 801611 Ontario Limited

100.0% - 118050 Canada Inc.

100.0% - 1213763 Ontario Inc.

  99.9% - Riverside II Limited Partnership

5

70.0% - Kings Cross Shopping Centre Ltd.

100.0% - 681348 Alberta Ltd.

100.0% - The Owner: Condominium Plan No 8510578

50.0% - 3352200 Canada Inc.

100.0% - 1420731 Ontario Limited

100.0% - 1455250 Ontario Limited

100.0% - CGWLL Inc.

65.0% - The Walmer Road Limited Partnership

50.0% - Laurier House Apartments Limited

100.0% - 2024071 Ontario Limited

    100.0% - 431687 Ontario Limited

 0.1% - Riverside II Limited Partnership

100.0% - High Park Bayview Inc.

75.0% - High Park Bayview Limited Partnership

5.6% - MAM Holdings Inc. (94.4% owned by The Canada Life Insurance Company of Canada)

100.0% - 647679 B.C. Ltd.

70.0% - TGS North American Real Estate Investment Trust

    100.0% - TGS Trust

70.0% - RMA Investment Company (Formerly TGS Investment Company)

    100.0% - RMA Property Management Ltd. (Formerly TGS REIT Property Management Ltd.)

    100.0% - RMA Property Management 2004 Ltd. (Formerly TGS REIT Property Management 2004 Ltd.)

    100.0% - RMA Realty Holdings Corporation Ltd. (Formerly TGS Realty Holdings Corporation Ltd.)

100.0% - RMA (U.S.) Realty LLC (Delaware) [(special shares held by each of 1218023 Alberta Ltd. (50%) and 1214931 Alberta Ltd. (50%)]

     100.0% - RMA American Realty Corp.

1% - RMA American Realty Limited Partnership [(99% owned by RMA (U.S.) Realty LLC (Delaware)]

     99.0% - RMA American Realty Limited Partnership (1% owned by RMA American Realty Corp.)

100.0% - 1218023 Alberta Ltd.

  50% - special shares in RMA (U.S.) Realty LLC (Delaware)

100.0% - 1214931 Alberta Ltd.

  50% - special shares in RMA (U.S.) Realty LLC (Delaware)

70.0% - RMA Real Estate LP

100.0% - RMA Properties Ltd. (Formerly TGS REIT Properties Ltd.)

100.0% - S-8025 Holdings Ltd.

100.0% - RMA Properties (Riverside) Ltd. (Formerly TGS REIT Properties (Riverside) Ltd.

70.0% - KS Village (Millstream) Inc.

70.0% - 0726861 B.C. Ltd.

70.0% - Trop Beau Developments Limited

70.0% - Kelowna Central Park Properties Ltd.

70.0% - Kelowna Central Park Phase II Properties Ltd.

40.0% - PVS Preferred Vision Services

30.0% - Vaudreuil Shopping Centres Limited

12.5% - Saskatoon West Shopping Centres Limited

12.5% - 2331777 Ontario Ltd.

6

12.5% - 2344701 Ontario Ltd.

100.0% - London Insurance Group Inc.

 100.0% - Trivest Insurance Network Limited

 100.0% - London Life Insurance Company (Fed ID # 52-1548741 – NAIC # 83550, MI)

100.00% - 1542775 Alberta Ltd.

100.0% - 0813212 B.C. Ltd.

30.0% - Kings Cross Shopping Centre Ltd.

30.0% - 0726861 B.C. Ltd.

30.0% - TGS North American Real Estate Investment Trust

100.0% - TGS Trust

30.0% - RMA Investment Company (Formerly TGS Investment Company)

100.0% - RMA Property Management Ltd. (Formerly TGS REIT Property Management Ltd.)

100.0% - RMAProperty Management 2004 Ltd. (Formerly TGS REIT Property Management 2004 Ltd.)

100.0% - RMA Realty Holdings Corporation Ltd. (Formerly TGS Realty Holdings Corporation Ltd.)

100.0% - RMA (U.S.) Realty LLC (Delaware) [(special shares held by each of 1218023 Alberta Ltd. (50%) and 1214931 Alberta Ltd. 50%)]

100.0% - RMA American Realty Corp.

1% - RMA American Realty Limited Partnership [(99% owned by RMA (U.S.) Realty LLC (Delaware)]

99.0% - RMA American Realty Limited Partnership (1% owned by RMA American Realty Corp.)

100.0% - 1218023 Alberta Ltd.

50% - special shares in RMA (U.S.) Realty LLC (Delaware)

100.0% - 1214931 Alberta Ltd.

50% - special shares in RMA (U.S.) Realty LLC (Delaware)

30.0% - RMA Real Estate LP

100.0% - RMA Properties Ltd. (Formerly TGS REIT Properties Ltd.)

100.0% - S-8025 Holdings Ltd.

100.0% - RMA Properties (Riverside) Ltd. (Formerly TGS REIT Properties (Riverside) Ltd.

100.0% - 1319399 Ontario Inc.

100.0% - 3853071 Canada Limited

  50.0% - Laurier House Apartments Limited

  30.0% - Kelowna Central Park Properties Ltd.

  30.0% - Kelowna Central Park Phase II Properties Ltd.

  30.0% - Trop Beau Developments Limited

100.0% - 4298098 Canada Inc.

100.0% - GWLC Holdings Inc.

100% - GLC Reinsurance Corporation

100.0% - 389288 B.C. Ltd.

100.0% - Quadrus Investment Services Ltd.

  35.0% - The Walmer Road Limited Partnership

100.0% - 177545 Canada Limited

100.0% - Lonlife Financial Services Limited

  88.0% - Neighborhood Dental Services Ltd.

100.0% - Quadrus Distribution Services Ltd.

100.0% - Toronto College Park Ltd.

7

25.0% - High Park Bayview Limited Partnership

30.0% - KS Village (Millstream) Inc.

100.0% - London Life Financial Corporation

89.4% - London Reinsurance Group, Inc. (10.6% owned by London Life Insurance Company)

100.0% - London Life & General Reinsurance Co. Ltd. (1 share held by London Life & Casualty Reinsurance Corporation and 20,099,999 shares held by London Reinsurance Group Inc.)

100.0% - London Life & Casualty Reinsurance Corporation

100.0% - Trabaja Reinsurance Company Ltd.

100.0% - London Life and Casualty (Barbados) Corporation

100.0% - LRG (US), Inc.

100.0% - London Life International Reinsurance Corporation

100.0% - London Life Reinsurance Company (Fed ID # 23-2044256 – NAIC # 76694, PA)

70.0% - Vaudreuil Shopping Centres Limited

75.0% - Saskatoon West Shopping Centres Limited

75.0% - 2331777 Ontario Ltd.

75.0% - 2344701 Ontario Ltd.

15.2% - 2001 Books Holdings, LLC (43.87% owned by GWL&A and 2.4% owned by The Canada Life Assurance Company)

100.0% - Canada Life Financial Corporation

  100.0% - The Canada Life Assurance Company (Fed ID # 38-0397420, NAIC # 80659, MI)

100.0% - Canada Life Brasil LTDA

100.0% - Canada Life Capital Corporation, Inc.

100.0% - Canada Life International Holdings, Limited

100.0% - Canada Life International Services Limited

100.0% - Canada Life International, Limited

100.0% - CLI Institutional Limited

100.0% - Canada Life Irish Holding Company, Limited

100.0% - Lifescape Limited

100.0% - Setanta Asset Management Limited

50.0% - Setanta Asset Management Funds Public Limited Company

100.0% - Canada Life Group Services Limited

100.0% - Canada Life Europe Investment Limited

78.67% - Canada Life Assurance Europe Limited

100.0% - Canada Life Europe Management Services, Limited

21.33% - Canada Life Assurance Europe Limited

100.0% - Canada Life Assurance (Ireland), Limited

  50.0% - Setanta Asset Management Funds Public Limited Company

100.0% - F.S.D. Investments, Limited

100.0% - Canada Life International Re, Limited

100.0% - Canada Life Reinsurance International, Ltd.

100.0% - Canada Life Reinsurance, Ltd.

100.0% - The Canada Life Group (U.K.), Limited

100.0% - Canada Life Pension Managers & Trustees, Limited

100.0% - Canada Life Asset Management Limited

100.0% - Canada Life European Real Estate Limited

8

100% - Hotel Operations (Walsall) Limited

100.0% - Canada Life Trustee Services (U.K.), Limited

100.0% - CLFIS (U.K.), Limited

100.0% - Canada Life, Limited

100.0% - Canada Life (U.K.), Limited

100.0% - Albany Life Assurance Company, Limited

100.0% - Canada Life Management (U.K.), Limited

100.0% - Canada Life Services (U.K.), Limited

100.0% - Canada Life Fund Managers (U.K.), Limited

100.0% - Canada Life Group Services (U.K.), Limited

100.0% - Canada Life Holdings (U.K.), Limited

100.0% - Canada Life Irish Operations, Limited

100.0% - Canada Life Ireland Holdings, Limited.

100.0% - 4073649 Canada, Inc. (1 common share owned by 587443 Ontario, Inc.)

100.0% - Canada Life Finance (U.K.), Limited

100.0% - CL Luxembourg Capital Management S.á.r.l.

100.0% - The Canada Life Insurance Company of Canada

94.4% - MAM Holdings Inc. (5.6% owned by GWL)

100.0% - Mountain Asset Management LLC

12.5% - 2331777 Ontario Ltd.

12.5% - 2344701 Ontario Ltd.

100.0% - CL Capital Management (Canada), Inc.

100.0% - GRS Securities, Inc.

100.0% - 587443 Ontario, Inc.

100.0% - Canada Life Mortgage Services, Ltd.

100.0% - Adason Properties, Limited

100.0% - Adason Realty, Ltd.

    2.4% - 2001 Books Holdings, LLC (43.87% owned by GWL&A and 15.2% owned by The Great-West Life Assurance Company)

  12.5% - Saskatoon West Shopping Centres Limited

D.         IGM Financial Inc. Group of Companies (Canadian mutual funds)

Power Corporation of Canada

100.0% - 171263 Canada Inc.

65.98% - Power Financial Corporation

58.68% - IGM Financial Inc.

100.0% - Investors Group Inc.

100.0% - Investors Group Financial Services Inc.

100.0% - I.G. International Management Limited

100.0% - I.G. Investment Management (Hong Kong) Limited

100.0% - Investors Group Trust Co. Ltd.

9

100.0% - 391102 B.C. Ltd.

100.0% - I.G. Insurance Services Inc.

100.0% - Investors Syndicate Limited

100.0% - Investors Group Securities Inc.

100.0% - 6460675 Manitoba Ltd.

100.0% - I.G. Investment Management, Ltd.

100% - Investors Group Corporate Class Inc.

100.0% - Investors Syndicate Property Corp.

19.63% - I.G. (Rockies) Corp.

100.0% - I.G. Investment Corp.

80.37% - I.G. (Rockies) Corp. (19.63% owned by I.G. Investment Management, Ltd.)

100.0% - Mackenzie Inc.

100.0% - Mackenzie Financial Corporation

100.0% - Mackenzie Financial Charitable Foundation

25.0% - Strategic Charitable Giving Foundation

100.0% - Mackenzie Cundill Investment Management (Bermuda) Ltd.

100.0% - Mackenzie Financial Capital Corporation

100.0% - Multi-Class Investment Corp.

100.0% - MMLP GP Inc.

100.0% - Mackenzie Investment Corporation

100.0% - Mackenzie Investments PTE. Ltd.

97.82% - Investment Planning Counsel Inc. (and 2.18% owned by Management of IPC management)

100.0% - IPC Investment Corporation

100.0% - 9132-2115 Quebec Inc.

100.0% - IPC Save Inc.

100.0% - IPC Estate Services Inc.

100.0% - IPC Securities Corporation

89.23% - IPC Portfolio Services Inc. (and 10.77% owned by advisors of IPC Investment Corporation and IPC Securities Corporation)

100.0% - Counsel Portfolio Services Inc.

10

E.         Pargesa Holding SA Group of Companies (European investments)

Power Corporation of Canada

100.0% - 171263 Canada Inc.

 65.98% - Power Financial Corporation

     100.0% - Power Financial Europe B.V.

  50.0% - Parjointco N.V.

 75.4% - Pargesa Holding SA (55.6% capital)

       100.0% - Pargesa Netherlands B.V.

           52.0% - Groupe Bruxelles Lambert (50.0% in capital)

  Capital

  7.2% - Suez Environment Company (of which 0.3% in trading)

27.4% - Lafarge (21.0% in capital)

  6.9% - Pernod Ricard (7.5% in capital)

  0.2% - Iberdrola

  100.0% - Belgian Securities B.V.

      Capital

   66.2% - Imerys (56.9% in capital)

   100.0% - Brussels Securities

      Capital

   100.0% - Sagerpar

    3.8% - Groupe Bruxelles Lambert

   100.0% - GBL Overseas Finance N.V.

  100.0% - GBL Treasury Center

      Capital

      100.0% - GBL Energy S.á.r.l.

   Capital

    3.7% - Total (4.0% in capital)

    100.0% - GBL Verwaltung GmbH

    100.0% - Immobilière Rue de Namur S.á.r.l.

  100.0% - GBL Verwaltung SA

      Capital

   100.0% - GBL Investments Limited

   100.0% - GBL R

     5.1% - GDF SUEZ (of which .2% in trading)

  43.0% - ECP 1

  42.4% - ECP 2

100.0% - ECP3

    100.0% - Pargesa Netherlands B.V.

           100.0% - SFPG

11

F.         Square Victoria Communications Group Inc. Group of Companies (Canadian communications)

Power Corporation of Canada

 100.0% - Square Victoria Communications Group Inc.

  100.0% - Gesca Ltée

   100.0% - La Presse, ltée

   100.0% 7991347 Canada inc.

   100.0% - Gesca Ventes Média Ltée

   100.0% - Gesca Numérique Ltée

   100.0% - 3855082 Canada Inc.

    100.0% - Cyberpresse inc.

   100.0% - 6645119 Canada Inc.

   100.0% - Les Éditions La Presse II Inc.

   100.0% - 3819787 Canada Inc.

   100.0% - 3834310 Canada Inc.

      100.0% - Square Victoria Digital Properties inc.

   100.0% - 4400046 Canada Inc.

    81.73% - 9059-2114 Québec Inc.

     98.36% - DuProprio Inc.

      100.0% - VR Estates Inc.

      100% - 0757075 B.C. Ltd.

       0.1% - Lower Mainland Comfree LP

      99.9% - Lower Mainland Comfree LP

      100% - Comfree Commission Free Realty Inc.

      100% - CF Real Estate First Inc.

      100% - CF Real Estate Max Inc.

      100% - CF Real Estate Ontario Inc.

      100% - CF Real Estate Maritimes Inc.

      100% - DP Immobilier Québec Inc.

   100.0% - Les Productions La Presse Télé Ltée

    100.0% - La Presse Télé Ltée

    100.0% - La Presse Télé II Ltée

    100.0% - La Presse Télé III Ltée

    100.0% - La Presse Télé IV Ltée

   100.0% - Les Éditions Gesca Ltée

    100.0% - Groupe Espaces Inc.

   100.0% - Les Éditions La Presse Ltée

   100.0% - (W.illi.am) 6657443 Canada Inc.

     3.81% - Acquisio Inc.

     50.0% - Workopolis Canada

     23.61% - Tuango Inc.

     25.0% - Olive Média

    100.0% - Attitude Digitale Inc.

12

    100.0% - Square Victoria C.P. Holding Inc.

      33.3% - Canadian Press Enterprises Inc.

   100.0% - Broadcast News Limited

   100.0% - Press News Limited

    100.0% - Pagemasters North America Inc.

    100.0% - 7575343 Canada Inc.

G.         Power Corporation (International) Limited Group of Companies (Asian investments)

Power Corporation of Canada

 100.0% - Power Corporation (International) Limited

  99.9% - Power Pacific Corporation Limited

  25.0% - Barrick Power Gold Corporation of China Limited

  100.0% - Power Pacific Mauritius Limited

 9.5% - Vimicro International Corporation

  0.1% - Power Pacific Equities Limited

 99.9% - Power Pacific Equities Limited

  4.3% - CITIC Pacific Limited

  5.8% - Yaolan Limited

 100.0% - Power Communications Inc.

  0.1% - Power Pacific Corporation Limited

  10.0% - China Asset Management Limited

H.         Other PCC Companies

Power Corporation of Canada

 100.0% - 152245 Canada Inc.

  100.0% - Power Tek, LLC

  100% - 3540529 Canada Inc.

 100.0% - Gelprim Inc.

 100.0% - 3121011 Canada Inc.

 100.0% - 171263 Canada Inc.

 100.0% - Victoria Square Ventures Inc.

  22.1% - Bellus Health Inc.

  25.0% Les Remparts de Québec

100.0% - Power Energy Corporation

 58.8% - Potentia Solar Inc.

 100.0% - Power Communications Inc.

  100.0% - Brazeau River Resources Investments Inc.

 100.0% - PCC Industrial (1993) Corporation

 100.0% - Power Corporation International

13

100.0% - 3249531 Canada Inc.

100.0% - Sagard Capital Partners GP, Inc.

100.0% - Sagard Capital Partners, L.P.

100.0% - Power Corporation of Canada Inc.

100.0% - Square Victoria Real Estate Inc.

100.0% - PL S.A.

100.0% - 4190297 Canada Inc.

100% Sagard Capital Partners Management Corp.

100.0% - Sagard S.A.S.

100.0% - Marquette Communications (1997) Corporation

    3.6% - Mitel Networks Corporation

100.0% - 4507037 Canada Inc.

100.0% - 4524781 Canada Inc.

100.0% - 4524799 Canada Inc.

100.0% - 4524802 Canada Inc.

I.        Other PFC Companies

Power Financial Corporation

100.0% - 4400003 Canada Inc.

100.0% - 3411893 Canada Inc.

100.0% - 3439453 Canada Inc.

100.0% - 4507045 Canada Inc.

100.0% - Power Financial Capital Corporation

100.0% - 7973594 Canada Inc.

100.0% - 7973683 Canada Inc.

100.0% - 7974019 Canada Inc.

Item 27.             Number of Contract Owners

As of the date this Registration Statement was filed, there are no owners of Contracts offered by means of the prospectus contained herein. The Depositor, through the Registrant, issues other contracts by means of other prospectuses.

Item 28.             Indemnification

Provisions exist under the Colorado Business Corporation Act and the Bylaws of the Depositor whereby the Depositor may indemnify a director, officer, or controlling person of the Depositor against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions:

Colorado Business Corporation Act

    Article 109 - INDEMNIFICATION

    Section 7-109-101. Definitions.

As used in this Article:

(1)         “Corporation” includes any domestic or foreign entity that is a predecessor of the corporation by reason of a merger, consolidation, or other transaction in which the predecessor’s existence ceased upon consummation of the transaction.

(2)         “Director” means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation’s request as a director, an officer, an agent, an associate, an employee, a fiduciary, a manager, a member, a partner, a promoter, or a trustee of, or to hold any similar position with, another domestic or foreign entity or of an employee benefit plan. A director is considered to be serving an employee benefit plan at the corporation’s request if the director’s duties to the corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan. “Director” includes, unless the context requires otherwise, the estate or personal representative of a director.

(3)         “Expenses” includes counsel fees.

(4)         “Liability” means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses.

(5)         “Official capacity” means, when used with respect to a director, the office of director in the corporation and, when used with respect to a person other than a director as contemplated in Section 7-109-107, the office in a corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. “Official capacity” does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

(6)        “Party” includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

(7)        “Proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

    Section 7-109-102. Authority to indemnify directors.

(1)         Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to the proceeding because the person is or was a director against liability incurred in the proceeding if:

(a)       The person conducted himself or herself in good faith; and

(b)       The person reasonably believed:

(I)         In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation’s best interests; and

(II)         In all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and

(c)       In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

(2)         A director’s conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirements of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director’s conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of subparagraph (a) of subsection (1) of this section.

(3)         The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

(4)         A corporation may not indemnify a director under this section:

(a)       In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

(b)       In connection with any proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

(5)         Indemnification permitted under this section in connection with a proceeding by or in the right of a corporation is limited to reasonable expenses incurred in connection with the proceeding.

    Section 7-109-103. Mandatory Indemnification of Directors.

 Unless limited by the articles of incorporation, a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.

    Section 7-109-104. Advance of Expenses to Directors.

(1)         A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding if:

(a)         The director furnishes the corporation a written affirmation of the director’s good-faith belief that he or she has met the standard of conduct described in Section 7-109-102;

(b)         The director furnishes the corporation a written undertaking, executed personally or on the director’s behalf, to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct; and

(c)         A determination is made that the facts then known to those making the determination would not preclude indemnification under this article.

(2)         The undertaking required by paragraph (b) of subsection (1) of this section shall be an unlimited general obligation of the director, but need not be secured and may be accepted without reference to financial ability to make repayment.

(3)         Determinations and authorizations of payments under this section shall be made in the manner specified in Section 7-109-106.

    Section 7-109-105. Court-Ordered Indemnification of Directors.

(1)         Unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

(a)         If it determines the director is entitled to mandatory indemnification under section 7-109-103, the court shall order indemnification, in which case the court shall also order the corporation to pay the director’s reasonable expenses incurred to obtain court-ordered indemnification.

(b)         If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 7-109-102 (1) or was adjudged liable in the circumstances described in Section 7-109-102 (4), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described Section 7-109-102 (4) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

    Section 7-109-106. Determination and Authorization of Indemnification of Directors.

(1)         A corporation may not indemnify a director under Section 7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in Section 7-109-102. A corporation shall not advance expenses to a director under Section 7-109-104 unless authorized in the specific case after the written affirmation and undertaking required by Section 7-109-104(1)(a) and (1)(b) are received and the determination required by Section 7-109-104(1)(c) has been made.

(2)         The determinations required by under subsection (1) of this section shall be made:

(a)         By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum; or

(b)         If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

(3)         If a quorum cannot be obtained as contemplated in paragraph (a) of subsection (2) of this section, and the committee cannot be established under paragraph (b) of subsection (2) of this section, or even if a quorum is obtained or a committee designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by subsection (1) of this section shall be made:

(a)         By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in paragraph (a) or (b) of subsection (2) of this section or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or

(b)         By the shareholders.

(4)         Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

    Section 7-109-107. Indemnification of Officers, Employees, Fiduciaries, and Agents.

(1)         Unless otherwise provided in the articles of incorporation:

(a)         An officer is entitled to mandatory indemnification under section 7-109-103, and is entitled to apply for court-ordered indemnification under section 7-109-105, in each case to the same extent as a director;

(b)         A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as a director; and

(c)         A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

    Section 7-109-108. Insurance.

    A corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation, or who, while a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign entity or of an employee benefit plan, against liability asserted against or incurred by the person in that capacity or arising from the person’s status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify the person against the same liability under section 7-109-102, 7-109-103, or 7-109-107. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the law of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

    Section 7-109-109. Limitation of Indemnification of Directors.

(1)        A provision treating a corporation’s indemnification of, or advance of expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract, except for an insurance policy or otherwise, is valid only to the extent the provision is not inconsistent with Sections 7-109-101 to 7-109-

108.        If the articles of incorporation limit indemnification or advance of expenses, indemnification or advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

(2)        Sections 7-109-101 to 7-109-108 do not limit a corporation’s power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he or she has not been made a named defendant or respondent in the proceeding.

    Section 7-109-110. Notice to Shareholders of Indemnification of Director.

    If a corporation indemnifies or advances expenses to a director under this article in connection with a proceeding by or in the right of the corporation, the corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders’ meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

Bylaws of the Depositor

    Article IV. Indemnification

SECTION 1. In this Article, the following terms shall have the following meanings:

(a)

“expenses” means reasonable expenses incurred in a proceeding, including expenses of investigation and preparation, expenses in connection with an appearance as a witness, and fees and disbursement of counsel, accountants or other experts;

(b)	“liability” means an obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty or fine;

(c)	“party” includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding;

(d)	“proceeding” means any threatened, pending or completed action, suit, or proceeding whether civil, criminal, administrative or investigative, and whether formal or informal.

SECTION 2. Subject to applicable law, if any person who is or was a director, officer or employee of the corporation is made a party to a proceeding because the person is or was a director, officer or employee of the corporation, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if, with respect to the matter(s) giving rise to the proceeding:

(a)	the person conducted himself or herself in good faith; and

(b)	the person reasonably believed that his or her conduct was in the corporation’s best interests; and

(c)	in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and

(d)	if the person is or was an employee of the corporation, the person acted in the ordinary course of the person’s employment with the corporation.

SECTION 3. Subject to applicable law, if any person who is or was serving as a director, officer, trustee or employee of another company or entity at the request of the corporation is made a party to a proceeding because the person is or was serving as a director, officer, trustee or employee of the other company or entity, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if:

(a)

the person is or was appointed to serve at the request of the corporation as a director, officer, trustee or employee of the other company or entity in accordance with Indemnification Procedures approved by the Board of Directors of the corporation; and

(b)	with respect to the matter(s) giving rise to the proceeding:

(i)	the person conducted himself or herself in good faith; and

(ii)

the person reasonably believed that his or her conduct was at least not opposed to the corporation’s best interests (in the case of a trustee of one of the corporation’s staff benefits plans, this means that the person’s conduct was for a purpose the person reasonably believed to be in the interests of the plan participants); and

(iii)	in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and

if the person is or was an employee of the other company or entity, the person acted in the ordinary course of the person’s employment with the other company or entity.

Item 29.       Principal Underwriter

(a) GWFS Equities, Inc. (“GWFS”) is the distributor of securities of the Registrant. In addition to the Registrant, GWFS serves as distributor or principal underwriter for Great-West Funds, Inc., an open-end management investment company, Maxim Series Account of the Depositor, FutureFunds Series Account of the Depositor, Variable Annuity-1 Series Account of the Depositor, COLI VUL-2 Series Account of the Depositor, COLI VUL-4 Series Account of the Depositor, Trillium Variable Annuity Account of the Depositor, Prestige Variable Life Account of the Depositor, Variable Annuity-1 Series Account of Great-West Life & Annuity Insurance Company of New York (“GWL&A NY”), Variable Annuity-2 Series Account of GWL&A NY, COLI VUL-2 Series Account of GWL&A NY and COLI VUL-4 Series Account of GWL&A NY.

(b) Directors and Officers of GWFS:

Name	Principal Business Address	Position and Office with Underwriter
C.P. Nelson	8515 East Orchard Road Greenwood Village, CO 80111	Chairman, President and Chief Executive Officer
R.K. Shaw	8515 East Orchard Road Greenwood Village, CO 80111	Director and Executive Vice President
W.S. Harmon	8515 East Orchard Road Greenwood Village, CO 80111	Director and Senior Vice President
S.A. Bendrick	8515 East Orchard Road Greenwood Village, CO 80111	Director and Vice President
B.P. Neese	8515 East Orchard Road Greenwood Village, CO 80111	Director and Vice President
C.H. Cumming	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President
M.R. Edwards	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President
R.J. Laeyendecker	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President
J.G. Gibbs	8515 East Orchard Road Greenwood Village, CO 80111	Vice President and Trading Operations
M.C. Maiers	8515 East Orchard Road Greenwood Village, CO 80111	Vice President and Treasurer
C. Bergeon	8515 East Orchard Road Greenwood Village, CO 80111	Vice President
S.A. Ghazaleh	8515 East Orchard Road Greenwood Village, CO 80111	Vice President

S.M. Gile	8515 East Orchard Road Greenwood Village, CO 80111	Vice President
B.A. Byrne	8515 East Orchard Road Greenwood Village, CO 80111	Secretary and Chief Compliance Officer
T.L. Luiz	8515 East Orchard Road Greenwood Village, CO 80111	Compliance Officer

(c) Commissions and other compensation received by Principal Underwriter, directly or indirectly, from the Registrant during Registrant’s last fiscal year:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation

GWFS	-0-	-0-	-0-	-0-

Item 30.      Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through the Depositor, 8515 E. Orchard Road, Greenwood Village, Colorado 80111.

Item 31.      Management Services

Not Applicable.

Item 32.      Undertakings and Representations

(a)

Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b)

Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

(d)

The Depositor, Great-West Life & Annuity Insurance Company, represents the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Great-West Life & Annuity Insurance Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Greenwood Village, and State of Colorado, on this 5th day of September, 2013.

VARIABLE ANNUITY-2 SERIES ACCOUNT (Registrant)

BY:	/s/ M.T.G. Graye
M.T.G. Graye, President and Chief Executive Officer of
Great-West Life & Annuity Insurance Company

BY:	GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
(Depositor)

BY:	/s/ M.T.G. Graye
M.T.G. Graye
President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ R.L. McFeetors	Chairman of the Board	September 5, 2013
R.L. McFeetors*

/s/ M.T.G. Graye	Director, President and Chief Executive Officer	September 5, 2013
M.T.G. Graye

/s/ J. Van Harmelen	Senior Vice President and Chief Financial Officer	September 5, 2013
J. Van Harmelen

/s/ J.L. Bernbach	Director	September 5, 2013
J.L. Bernbach*

/s/ A. Desmarais	Director	September 5, 2013
A. Desmarais*

/s/ P. Desmarais, Jr.	Director	September 5, 2013
P. Desmarais, Jr.*

/s/ A. Louvel	Director	September 5, 2013
A. Louvel*

/s/ J.E.A. Nickerson	Director	September 5, 2013
J.E.A. Nickerson*

/s/ R.J. Orr	Director	September 5, 2013
R.J. Orr*

/s/ M. Plessis- Bélair	Director	September 5, 2013
M. Plessis-Bélair*

/s/ H.P. Rousseau	Director	September 5, 2013
H.P. Rousseau*

/s/ R. Royer	Director	September 5, 2013
R. Royer*

Director
T.T. Ryan

Director
J. Selitto

/s/ G. Tretiak	Director
G. Tretiak*		September 5, 2013

/s/ B.E. Walsh	Director	September 5, 2013
B.E. Walsh*

*By: /s/ R.G. Schultz
R.G. Schultz
*Attorney-in-Fact pursuant to Powers of Attorney